As submitted confidentially with the Securities and Exchange Commission on February 14, 2022 as Amendment No. 1 to the draft registration statement dated December 23, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and remains strictly confidential.

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

DRVW 2022 Limited*

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

c/o 980 Great West Road

Brentford, Middlesex TW8 9GS

(Address of principal executive offices)

+44 20 8047 5000

company.secretary@gsk.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value £ per share	—	New York Stock Exchange[1]
American Depositary Shares, each representing [two] ordinary shares		New York Stock Exchange

[1]	Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

*

DRVW 2022 Limited is the registrant filing this Registration Statement with the Securities and Exchange Commission, and will be renamed              shortly before the Separation (as defined herein). Following the Separation,                     will be the new holding company of the consolidated consumer healthcare business of which GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited is currently the holding company. The securities issued to investors in connection with the Separation will be ordinary shares and American Depositary Shares of securities registered or to be registered pursuant to Section 12(b) of the Act.

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i

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ii

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INTRODUCTION AND USE OF CERTAIN TERMS

In this registration statement, “the Company” refers to                 , the company that following the Separation (as defined below) will be the new holding company of the Consumer Healthcare Business (as defined below) of which GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited is currently the holding company, “CH JVCo” refers to GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited, “the Group,” and “we,” “our,” “us” or like terms, prior to the Separation, refer to CH JVCo together with its consolidated subsidiaries and subsidiary undertakings from time to time, and following the Separation, refer to the Company together with its consolidated subsidiaries and subsidiary undertakings from time to time.

References to “Pounds Sterling,” “pence,” “£” or “p” are to the lawful currency of the United Kingdom, references to “€” are to the common currency of the European Monetary Union, and references to “USD,” “$” or “cents” are to the lawful currency of the United States.

We have prepared this registration statement to register the ordinary shares of the Company (the “CH Shares”), with [two] CH Shares represented by one American depositary share (“CH ADSs”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing and trading of the CH ADSs on the New York Stock Exchange (“NYSE”) as a result of the Separation. The Separation is conditional on, amongst other things, the approval by holders of ordinary shares of GlaxoSmithKline plc (“GSK” and “GSK Shares,” respectively) at the general meeting of GSK proposed to be held at                 London time on                 (“GSK General Meeting”).

We are furnishing this registration statement solely to provide information to holders of GSK Shares and holders of American depositary shares of GSK, each representing two GSK Shares (“GSK ADSs”), who will receive CH Shares and CH ADSs, respectively, in the Separation. You should not construe this registration statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of GSK. We believe that the information contained in this registration statement is accurate as of the date set forth on the cover. Changes to the information contained in this registration statement may occur after that date, and neither we nor GSK undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

In addition, unless otherwise indicated or the context otherwise requires, the following definitions apply throughout this registration statement:

“Anacor”	Anacor Pharmaceuticals Inc., a wholly-owned subsidiary of Pfizer;

“CH ADS Custodian”	JPMorgan Chase Bank N.A., custodian of the CH Shares underlying the CH ADSs;

“CH Depositary”	JPMorgan Chase Bank N.A., as depositary for the CH ADSs;

“CH Shareholder”	a holder of CH Shares from time to time;

“Consumer Healthcare Business”	•	prior to Separation, the business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising Consumer Healthcare Products (as defined in “Item 10. Additional Information—10.C.Material Contracts”), in each case as conducted by CH JVCo and its consolidated subsidiaries as at the date of this registration statement; and

•	following Separation, the business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or

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otherwise commercialising Consumer Healthcare Products, in each case as conducted by the Company and its consolidated subsidiaries, together with any assets and/or entities that will form part of the Group pursuant to the Asset Transfer Framework Agreement (as defined below);

“Demerger”	the proposed demerger of per cent. of GSK’s interest in CH JVCo and its consolidated subsidiaries, to be effected by way of the interim dividend (the “Demerger Dividend”), in specie, proposed to be declared by the board of directors of GSK to be satisfied by the transfer by GSK of the GSKCHH A Ordinary Shares (as defined below) to the Company in consideration for the issuance by the Company of CH Shares to the holders of GSK Shares as of the Record Time (as defined below) in accordance with the Demerger Agreement (as defined below);

“Deposit Agreement”	the deposit agreement to be entered into between the Company, JPMorgan Chase Bank N.A., as depositary, and all holders and beneficial owners from time to time of CH ADSs issued thereunder;

“Directors”	the directors of the Company as at the date of this registration statement and those persons who will become directors of the Company on UK Admission, as set out in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Directors,” as the context requires;

“EU”	the European Union;

“EU Member State” or “Member State”	a member state of the EU;

“FDA”	the US Food and Drug Administration;

“FMCG”	Fast-moving consumer goods;

“GSK ADS Custodian”	JPMorgan Chase Bank N.A., custodian of the GSK Shares underlying the GSK ADSs;

“GSK Depositary”	JPMorgan Chase Bank N.A., as depositary for the GSK ADSs;

“GSK Group”	in respect of any time prior to the Separation, GSK and its consolidated subsidiaries and subsidiary undertakings from time to time; and in respect of any period following the Separation, GSK and its consolidated subsidiaries and subsidiary undertakings from time to time, excluding those companies which form part of the Group;

“IFRS”	the International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the United Kingdom;

“LSE”	London Stock Exchange plc or the market conducted by it, as the context requires;

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“Pfizer”	Pfizer Inc.;

“Pfizer Group”	Pfizer together with its subsidiaries and subsidiary undertakings from time to time;

“SEC”	the US Securities and Exchange Commission;

“Separation”	the Demerger, Share Exchanges (as defined below) and other steps pursuant to which, among other things, the Company will become a listed company holding the Consumer Healthcare Business;

“subsidiary”	a subsidiary as that term is defined in section 1159 of the Companies Act 2006 of the UK, as amended (the “Companies Act”);

“subsidiary undertaking”	a subsidiary undertaking as that term is defined in section 1162 of the Companies Act;

“UK Admission”	admission of the CH Shares to the premium listing segment of the Official List of the Financial Conduct Authority of the UK (the “Official List” and the “FCA,” respectively) and to trading on the LSE’s main market for listed securities;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland; and

“United States,” “USA” or “US”	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Overview

The audited consolidated financial statements for the years ended 31 December 2020 and 2019 (the “Financial Statements”) included in this registration statement and the related financial information presented herein have been prepared in accordance with IFRS and reflect the financial results of CH JVCo prior to the Separation and the Consumer Healthcare Business that will be consolidated under the Company as the new holding company of the Group after the Separation.

Reporting Framework

The financial information presented in this registration statement reflects the operating and financial performance of the Group, its cash flows and financial position and resources. The Group’s results as reported in accordance with IFRS represent the Group’s overall performance. The Group also uses a number of adjusted, non-IFRS, measures to report the performance of its business, as described below.

Description of Key Line Items in the Group’s Financial Statements

The following descriptions of key line items in the Financial Statements are relevant to the discussion of the Group’s results of operations in “Item 5. Operating and Financial Review and Prospects.”

Item	Represents
Revenue	Revenue from sales of goods to external customers against received orders. Revenue represents net invoice value including fixed and variable consideration. Variable consideration arises on the sale of goods as a result of discounts and allowances given and accruals for estimated future returns and rebates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in light of contractual and legal obligations, historical trends, past experience and projected market conditions. Once the uncertainty associated with the returns and rebates is resolved, revenue is adjusted accordingly. Value added tax and other sales taxes are excluded from revenue.

Cost of sales	Cost of sales includes all costs directly related to bringing products to their final selling destination. This includes purchasing and receiving costs and direct and indirect costs to manufacture products, including materials, labour and overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods. Cost of sales also includes royalties on certain licensed products, inspection costs, freight charges, costs to operate equipment and depreciation and amortisation.

Selling, general and administration (“SG&A”)	SG&A expenses comprise advertising and promotion costs, selling costs, warehouse and distribution costs, corporate overheads, other administrative expenses and depreciation and amortisation.

Research and development (“R&D”)	R&D expenditure comprises expenditure that is directly attributable to the research and development of new products, including the costs attributable to the generation of intellectual property and product registrations, depreciation and amortisation of equipment, real estate and IT assets used by the R&D function.

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Item	Represents

Other operating (expense)/income	Other operating (expense)/income includes income and expense from all other operating activities which are not related to the ordinary course business of the Group, such as gains/losses from disposals and transaction costs.

Net finance costs	Net finance costs comprise finance costs and finance income, including net finance costs in relation to pensions and similar obligations. Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities. This includes interest on lease liabilities, which represents the unwind of the discount rate applied to lease liabilities.

Income tax	Income tax is the expense resulting from the corporate income tax payable in the different countries in which the Group operates.

Adjusted Results and other non-IFRS financial measures

This registration statement contains a number of non-IFRS measures to report the performance of the Group’s business. Non-IFRS measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Management considers these metrics to be the non-IFRS financial measures used by the Group to help evaluate growth trends, establish budgets and assess operational performance and efficiencies. We believe that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this registration statement may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. We encourage investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this registration statement:

Measure

Adjusted EBITDA	Adjusted EBITDA is one of the measures used by management to assess the financial performance of the Group’s business. It is defined as profit after tax for the year excluding income tax, finance income, finance expense, Adjusting Items (as defined in “Item 3. Key Information—3.A. Selected Financial Data—Adjusting Items”), depreciation of property plant and equipment, impairment of property plant and equipment net of reversals, depreciation of right-of-use assets, and amortisation of software intangibles.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax

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positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating the Group’s operating results in the same manner as the Group’s management.

Adjusted EBITDA has limitations as a financial measure and investors should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. In addition to the limitations inherent to all Adjusted Results (as defined below), some other limitations are:

•

Although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised may have to be replaced in the future and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditure or lease extensions; and

•	Adjusted EBITDA does not reflect net finance expense/income, cash requirements for the Group’s working capital, transaction related costs, separation and admission costs and disposal costs.

Adjusted Results	Adjusted Results comprise Adjusted operating profit, Adjusted operating profit margin, Adjusted profit before taxation, Adjusted profit after taxation, Adjusted profit attributable to shareholders, Adjusted basic earnings per share, Adjusted diluted earnings per share, Adjusted cost of sales, Adjusted SG&A, Adjusted R&D, Adjusted other operating income, Adjusted net finance costs, Adjusted taxation charge, and Adjusted profit attributable to non-controlling interests. Adjusted Results exclude Net intangible amortisation and impairment, Restructuring costs, Transaction-related costs, Separation and Admission costs, and Disposal and other costs, in each case net of the impact of taxes (where applicable) (collectively, the “Adjusting Items”, which are defined in “Item 3. Key Information—3.A. Selected Financial Data—Adjusting Items”).

We believe that Adjusted Results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily compared against the majority of its peer competitors. As Adjusted Results include the benefits of restructuring programmes but exclude significant costs (such as Restructuring costs, Transaction-related costs and Separation and Admission costs) they should not be regarded as a complete picture of the Group’s financial performance which is presented in accordance with IFRS. In particular, when significant impairments, Restructuring costs and Separation and Admission costs are excluded, Adjusted Results will

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be higher than IFRS results. For information on the Adjusting Items and further commentary on Adjusted Results, see “Item 3. Key Information—3.A. Selected Financial Data”).

Constant currency	The Group’s presentation currency is Pounds Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an “as reported basis” or using “actual exchange rates” (“AER”) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (“CER”). To calculate results on a constant currency basis, prior year exchange rates are used to restate current year comparatives. The currencies which most influence the constant currency results of the Group and their exchange rates are shown in the below table.

	2021	2020	2019
Average rates:
CNY/£		8.91	8.82
Euro/£		1.13	1.14
Swiss Franc/£		1.21	1.27
USD/£		1.29	1.28

Free cash flow	Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid.

We believe free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

Free cash flow conversion	Free cash flow conversion is calculated as free cash flow, as defined above, divided by profit after tax.

Free cash flow conversion is used by us to evaluate the cash generation of the business relative to its profit, by measuring the proportion of profit after tax that is converted into free cash flow as defined above.

Net debt	Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term

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borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows us to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt.

Organic revenue growth	Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next.

Organic revenue represents revenue, as determined under IFRS and excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (“MSAs”) relating to divestments and site closures, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site closures has been removed from organic revenue because these agreements are transitionary and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives:

•	current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;

•	current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition;

•

prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;

•	prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and

•	prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year,

each an “Organic Adjustment”.

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To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

By way of example:

•

The Pfizer Transaction (as defined in “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting the Group’s Results of Operations and Financial Position—Pfizer Transaction”) completed on 31 July 2019. Organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction in respect of the period 1 January 2020 to 31 July 2020.

•

The Group completed the disposal of Breathe Right on 1 October 2020. Organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to Breathe Right from the period 1 October 2019 to 31 December 2019. Organic revenue growth for the period FY 2020 to FY 2021 excludes revenue attributable to Breathe Right in FY 2020.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group’s performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner

For a reconciliation of the closest measures prepared in accordance with IFRS to the applicable non-IFRS measures, see “Item 3. Key Information—Selected Financial Data”.

Rounding of Figures

Certain financial information presented in tables in this registration statement has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this registration statement reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

No Incorporation of Website Information

The contents of our website, any website mentioned in this registration statement or any website, directly or indirectly, linked to these websites have not been verified and do not form part of this registration statement, and information contained therein should not be relied upon.

Market and Industry Data

Other than in respect of statements of the type described in the paragraph below, unless the source is otherwise stated, the market and industry data in this registration statement constitute our estimates, using underlying data from independent third parties. Such data includes market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys (including publications and data compiled by Nicholas Hall and Euromonitor). Estimates extrapolated from this data involve risks and uncertainties and are subject to change based on various factors.

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Unless otherwise stated, statements of market position are on the basis of sales to consumers in the relevant geographical market or product category in 2020, as reported by: (i) in the case of statements relating to OTC/VMS, Nicholas Hall’s DB6 Consumer Healthcare Database at manufacturer’s selling prices; and (ii) in the case of statements relating to Oral Health, Euromonitor Passport at manufacturer’s selling prices. The value of a market or product category and market size are provided on the basis of sales to consumers in 2020 in the relevant geographical market or product category, as reported by: (i) in the case of statements relating to OTC/VMS, Nicholas Hall’s DB6 Consumer Healthcare Database at manufacturer’s selling prices; and (ii) in the case of statements relating to Oral Health, Euromonitor Passport at manufacturer’s selling prices.

The Group confirms that all third-party data contained in this registration statement has been accurately reproduced and, so far as the Group is aware and able to ascertain from information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

Where third-party information has been used in this registration statement, the source of such information has been identified. While industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, the accuracy and completeness of such information is not guaranteed.

This registration statement includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship by the Group of, the trademark, trade name or trade dress owners. Solely for the convenience of investors, brands are referred to in this registration statement without the ® symbol, but the absence of these references is not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

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SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This registration statement includes forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales, efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. You should not place undue reliance on these statements as no assurance can be given that any particular expectation or forecast will be met. Nor can there be any guarantee that the Company will be able to realise any of the potential strategic benefits or opportunities as a result of the Separation. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements and, except as may be required by applicable legal or regulatory obligations, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives and goals;

•	our future economic performance and prospects;

•	the potential effect on our future performance of certain contingencies; and

•	assumptions underlying any such statements.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Words such as “believes,” “anticipates,” “expects,” “intends,” “estimates,” “plans,” “will,” “projects,” and “targets” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance are intended to identify forward-looking statements but these are not the exclusive means of identifying such statements.

Forward looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond our control or precise estimate. We caution you that a number of important factors could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Some of the factors that could cause actual results or events to differ from current expectations include the following:

•	domestic and global economic and business conditions;

•	risks relating to fluctuations in currency exchange rates and related hedging activities;

•

failure to manage disruptions in the supply chain, including due to environmental events, widespread health emergencies (such as COVID-19), strikes, cybersecurity failures, industrial accidents and global shipping, logistics, transport and warehousing constraints;

•	failure to realise any or all of the anticipated benefits of the Separation;

•

significant product innovations, technical advances or the intensification of price competition by our competitors, and any failure on our part to adequately respond to any such price competition or to develop commercially successful products or to deliver additional uses for existing products, including after significant resources have been invested;

•	changes in consumers’ discretionary spending on consumer healthcare products and any consequent changes in retailers purchasing stocks of consumer healthcare products;

•	failure to adapt to changes in consumer preferences, purchasing patterns and market dynamics;

•	increasing awareness of the environmental impact of products and ingredients in our products;

•

changes in, and any failure to comply with, applicable law and regulation governing the consumer healthcare industries and affecting the cost of product development and the time required to reach the market and the uncertainty of successfully doing so;

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•

the outcome of, or provisions made for or costs incurred in relation to, litigation and government investigations, including those with respect to product liability, antitrust matters, the use of certain ingredients in manufacturing of our products and sales and marketing;

•	failure to appropriately collect, review or report human safety information and to act on any relevant findings in a timely manner;

•	failure to ensure appropriate controls and governance of quality in product development;

•	failure to comply with good manufacturing or good distribution practice regulations in commercial or clinical trials, manufacturing and distribution activities;

•	failure to comply with the terms of our product licences and supporting regulatory activities;

•	failure to deliver a continuous supply of compliant finished product and inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations;

•	failure to successfully acquire and integrate other businesses, licence rights to technologies or products, form and manage alliances, or divest businesses;

•	failure to report accurate financial information in compliance with accounting standards and applicable legislation;

•	failure to comply with current tax law, or incurring significant losses due to treasury activities;

•	failure to comply with applicable and international anti-bribery and corruption legislation;

•	failure to comply with pricing and antitrust regulations in commercial practices, including trade channel activities and tendering for business;

•	failure to obtain, maintain and enforce sufficient intellectual property rights to protect our business;

•

failure to control releases of substances harmful to the environment in both the short and long term, leading to incidents which could disrupt our R&D and supply activities, harm employees, harm the communities and harm the local environment in which we operate;

•

failure in the management of physical climate and environmental risks, current and future regulatory requirements for environmental policies and taxes, and delivery and performance of management environmental objectives;

•

failure to collect, secure, use and destroy personal information in accordance with data privacy laws, which can lead to harm to individuals, including financial harm, stress and prejudice, and to us, including fines and operational, financial and reputational harm;

•

unauthorised disclosure, theft, unavailability or corruption of our information or key information systems may lead to harm to our workforce and customers, disruption to our business and/or the loss of commercial or strategic advantage, damage to our reputation or regulatory sanctions; and

•	new and possibly increasing levels of price controls, pricing pressures or price restrictions with respect to our products in various markets.

We caution you that the foregoing list of important factors is not exhaustive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risk factors relating to our business, industry and the Separation that are set out in “Item 3. Key Information—3.D. Risk Factors” of this registration statement.

Confidential Treatment Requested by DRVW 2022 Limited

SEPARATION

The following provides only a summary of and certain questions relating to the terms of the Separation. You should read the section entitled “Item 4. Information on the Company—4.A. History and Development of the Company—The Demerger and Further Preparatory Steps” below in this registration statement for a more detailed description of the matters identified below.

Overview

On 23 June 2021, GSK announced its intention to effect the separation of the Consumer Healthcare Business by way of a demerger of at least 80 per cent. of GSK’s 68 per cent. holding in the Group. The Demerger is conditional on, amongst other things, the approval of holders of GSK Shares at the GSK General Meeting.

Pursuant to the proposed Demerger, holders of GSK Shares and holders of GSK ADSs as of                 London time for the GSK Shares and as of                 New York time on                 for the GSK ADSs on                 (the “Record Time”) will be entitled to receive CH Shares and CH ADSs, respectively. Holders of GSK Shares and GSK ADSs will continue to own their GSK Shares and GSK ADSs, respectively, unless they sell or transfer them in the usual course.

Pursuant to the proposed Demerger and subsequent Share Exchanges described below, the Company will come to own the entire issued share capital of each of GlaxoSmithKline Consumer Healthcare Holdings Limited, the GSK subsidiary which holds GSK’s interests in CH JVCo (“GSKCHH”) and PF Consumer Healthcare Holdings LLC, a wholly-owned subsidiary of Pfizer which holds Pfizer’s interest in CH JVCo (“PFCHH”) which, together, own the entire issued share capital of CH JVCo, the current parent company of the Group.

Questions and Answers about the Separation

What is the Separation?

Separation is the Demerger, Share Exchanges (as defined below) and other steps pursuant to which, among other things, the Company will become a listed company holding the Consumer Healthcare Business.

At present, the structure of the Group is as follows:

The share capital of CH JVCo is comprised of: (i) 680,000 fully paid A Ordinary Shares in the capital of CH JVCo of £1 each (“JVCo A Ordinary Shares”); (ii) 300,000 non-voting fully paid Preference Shares in the capital

Confidential Treatment Requested by DRVW 2022 Limited

of CH JVCo of £1 each (“JVCo Preference Shares”); and (iii) 320,000 fully paid B Ordinary Shares in the capital of CH JVCo of £1 each (“JVCo B Ordinary Shares”). The JVCo A Ordinary Shares and JVCo B Ordinary Shares each carry one vote per share. All JVCo A Ordinary Shares and JVCo Preference Shares are held by GSKCHH, which is a wholly owned subsidiary of GSK. Holders of the JVCo Preference Shares are entitled to 0.01% of the aggregate amount of any dividends declared by CH JVCo, and are not entitled to any proportion of the assets of CH JVCo available for distribution to shareholders on a return of capital on a winding-up of CH JVCo (excluding any intra-group re-organisation on a solvent basis). All JVCo B Ordinary Shares are held by PFCHH. PFCHH is a wholly owned subsidiary of Anacor, and both PFCHH and Anacor are wholly owned by Pfizer.

Accordingly, the share capital of CH JVCo is held as follows:

Shareholder	Class	Voting rights
GSKCHH	JVCo A Ordinary Shares JVCo Preference Shares	68 per cent. N/A
PFCHH	JVCo B Ordinary Shares	32 per cent.

GSKCHH has a share capital comprised of three classes of shares: (i) the fully paid A Ordinary Shares in the capital of GSKCHH (“GSKCHH A Ordinary Shares”); (ii) the fully paid B Ordinary Shares in the capital of GSKCHH (“GSKCHH B Ordinary Shares”); and (iii) the fully paid C Ordinary Shares in the capital of GSKCHH (“GSKCHH C Ordinary Shares”). At present, all of the GSKCHH A Ordinary Shares and GSKCHH B Ordinary Shares are held by GSK. As part of certain arrangements to fund GSK’s UK pension benefit obligations, on                 2022, GSK transferred its entire holding of GSKCHH C Ordinary Shares to                 ,                 and                 , being the Scottish limited partnerships controlled by GSK (“SLPs”).

The Demerger will be implemented by GSK declaring an interim dividend in specie to be satisfied by: (i) the transfer by GSK of the GSKCHH A Ordinary Shares to the Company, in return for (ii) the issuance of CH Shares by the Company to holders of GSK Shares as of the Record Time (including GSK Shares held by the GSK ADS Custodian) on the basis of one CH Share for each GSK Share held by such holders of GSK Shares at the Record Time, save that the number of CH Shares to be allotted and issued to each of the four initial shareholders of the Company will be reduced by one CH Share each. In connection with the Demerger, each holder of GSK ADSs as of the Record Time will be entitled to receive [one] newly-issued CH ADS for each GSK ADS held by such holder of GSK ADSs as of the Record Time. The distribution of CH Shares is expected to occur on                (the “UK Distribution Date”). The distribution of CH ADSs is expected to occur on                (the “ADS Distribution Date”).

Shortly following completion of the Demerger, a series of share-for-share exchanges will occur, under which the Company will come to own the entire issued share capital of GSKCHH and PFCHH, which together own the entire issued share capital of CH JVCo. The purpose of the share-for-share exchanges is to rationalise the Company’s shareholder structure such that all persons with an interest in the Group do so through holding shares in the Company, as listed parent company, and not further down the Group structure. Accordingly:

•

GSK will transfer its entire shareholding of GSKCHH B Ordinary Shares, representing a             per cent. stake in the ordinary share capital of GSKCHH, to the Company in consideration for such number of new CH Shares as is required so that, after completion of the Share Exchanges, GSK will hold CH Shares representing approximately             of the total issued share capital of the Company;

•

each of the SLPs will transfer their respective holdings of GSKCHH C Ordinary Shares, representing             per cent. in aggregate of the ordinary share capital of GSKCHH, to the Company in consideration for such number of new CH Shares as is required so that, after completion of the Share Exchanges, the SLPs will together hold CH Shares representing             per cent. (in aggregate) of the total issued share capital of the Company; and

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•

Anacor will transfer its entire holding in PFCHH to the Company in consideration for (i) such number of new CH Shares as is required so that, on UK Admission, Pfizer will hold CH Shares representing              per cent. of the total issued share capital of the Company and (ii)             million fully paid non-voting preference shares of £             each in the capital of the Company (“Non-Voting Preference Shares” and the “Anacor Share Exchange,” respectively).

together, the “Share Exchanges.”

Immediately following the Anacor Share Exchange, Anacor will sell its entire holding in the Non-Voting Preference Shares to [a third party bank / service provider] (the “NVPS Sale”).

Through the Demerger, the Share Exchanges and the NVPS Sale, the share capital of the Company will be held as follows:

Shareholder	Class	Number of shares	Voting rights
Anacor	Ordinary		c.32 per cent.

[Third party bank / service provider]	Non-Voting Preference Shares		N/A

SLPs (Scottish partnerships controlled by GSK)	Ordinary		c. per cent.

GSK	Ordinary		c. per cent.

Other holders of CH Shares (including CH Shares held by the CH ADS Custodian, which includes all CH Shares represented by CH ADSs)	Ordinary		c. per cent.

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Will the Group incur financial indebtedness in connection with the Separation?

It is expected that prior to Separation the Group will incur financial indebtedness in order to fund the cash dividend of £             to be paid by CH JVCo to GSKCHH and PFCHH (the “Pre-Demerger Dividend”), as described below. Any such borrowings would be denominated in US dollars, sterling and euro, with the mix of currencies and the type of borrowings (whether bonds or loans) to be determined based on prevailing market conditions.

To the extent that any bond issuances form part of the funding structure for the Pre-Demerger Dividend, it is anticipated that a range of maturities would apply to such issuances, subject to prevailing market conditions and pricing at the time. It is expected that any bonds issued prior to Separation would benefit from a guarantee provided by GSK, which would cease to be effective immediately prior to the Separation and would be replaced by a guarantee from the Company which would become effective at the time that the GSK guarantee terminates.

To the extent that bank loan facilities form part of the funding structure for the Pre-Demerger Dividend, it is anticipated that such bank loan facilities would be provided by various relationship banks of the Group. It is expected that CH JVCo would be the borrower in respect of any such bank loan facilities and that the terms of these would include customary covenants and events of default applicable to borrowers with a credit rating in line with that of the Group.

The net proceeds of any bonds issued and/or bank loans borrowed by members of the Group ahead of Separation will be made available to GlaxoSmithKline Consumer Healthcare Finance Limited in order to fund the making of certain upstream loans to wholly-owned subsidiaries of GSK and Pfizer. As such, it is expected that GlaxoSmithKline Consumer Healthcare Finance Limited will make a loan of £             to [GSK Finance plc] and a loan of £ to [Pfizer Service Company Ireland Unlimited Company] (together, the “Proceeds Loans”) pursuant to the Proceeds Loan agreements.

It is expected that the terms of the Proceeds Loan agreements will require, among other things, that the Proceeds Loans will be repaid in full to GlaxoSmithKline Consumer Healthcare Finance Limited upon notice that the ordinary resolution numbered              has been approved by the holders of GSK Shares (the “Demerger Resolution”). Following repayment of the Proceeds Loans, the amounts received by GlaxoSmithKline Consumer Healthcare Finance Limited will be made available to CH JVCo in order to fund the Pre-Demerger Dividend.

See also “Item 4. Information on the Company—4.A. History and Development of the Company—The Demerger and Further Preparatory Steps—Separation borrowings and Pre-Demerger Dividend.”

What are the costs the Group expects to incur in connection with the Separation?

The Group has incurred certain costs in connection with the Separation, UK Admission and registration and listing of CH ADSs on the NYSE. In FY 2020, such costs (pre-tax) amounted to £66 million (£53 million net of tax). In FY 2021, such costs (pre-tax) amounted to £             million (£             million net of tax). In Q1 2022, such costs (pre-tax) amounted to £             million (£             million net of tax). The Group expects to incur additional costs in connection with such matters between 2022 and 2024.

Who is entitled to receive CH Shares and CH ADSs in the Demerger?

Pursuant to the proposed Demerger, holders of GSK Shares and holders of GSK ADSs as of the Record Time will be entitled to receive CH Shares and CH ADSs, respectively.

What is the expected date for distribution of CH Shares and CH ADSs in the Demerger?

The distribution of CH Shares is expected to occur on the UK Distribution Date. The distribution of CH ADSs is expected to occur on the ADS Distribution Date.

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What do I have to do to participate in the Demerger?

If you hold GSK Shares or GSK ADSs as of the Record Time, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing GSK Shares or GSK ADSs in order to receive CH Shares or CH ADSs in the connection with the Demerger, except that if you hold GSK ADSs, you will be required to pay an issuance fee of              per CH ADS issued to the CH Depositary in order to receive the CH ADSs.

If I sell my GSK Shares or GSK ADSs on or before the respective UK Distribution Date or ADS Distribution Date, will I still be entitled to receive CH Shares or CH ADSs in the Demerger with respect to the sold GSK Shares or GSK ADSs?

To receive CH Shares in connection with the Demerger, you must hold GSK Shares at the Record Time.

If you hold GSK ADSs at the Record Time, you will be entitled to receive newly-issued CH ADSs in the Demerger. Beginning on the trading day prior to the Record Time and continuing up to and including the trading day that is two trading days prior to the ADS Distribution Date, we expect that GSK ADSs will trade on the “regular-way” market with the entitlement to receive CH ADSs in connection with the Demerger. Beginning on the trading day that is two trading days prior to the ADS Distribution Date and continuing up to and including the ADS Distribution Date, we expect that GSK ADSs will trade on the “ex-distribution” market without the entitlement to receive CH ADSs in connection with the Demerger. Therefore, if you sell GSK ADSs on the “regular-way” market, you will also be selling your right to receive CH ADSs in connection with the Demerger. If you own GSK ADSs as of the Record Time and sell or otherwise dispose of your GSK ADSs on the “ex-distribution” market, up to and including the ADS Distribution Date, you will still receive the CH ADSs that you would be entitled to receive in respect of your ownership, as of the Record Time, of the GSK ADSs that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your GSK ADSs prior to the ADS Distribution Date.

When will CH Shares and CH ADSs begin to trade on a standalone basis?

We expect that the CH Shares will commence trading on a standalone basis on the main market of the LSE at market open on                 2022.

We expect that CH ADSs will commence “regular-way” trading on a standalone basis on the NYSE at market open on                2022. In addition, we expect that CH ADSs will begin trading on a “when-issued” basis on the NYSE from market open on                2022 and continue up to and including the ADS Distribution Date, which we expect to be on or about                 2022. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorised but not yet issued. The “when-issued” trading market will be a market for CH ADSs that will be distributed to holders of GSK ADSs on the ADS Distribution Date. If you own GSK ADSs at the Record Time, you would be entitled to receive CH ADSs in connection with the Demerger. You may trade this entitlement to receive CH ADSs, without trading the GSK ADSs you own, in the “when-issued” market at market open. On the first trading day following the ADS Distribution Date, we expect “when-issued” trading with respect to CH ADSs will end and “regular-way” trading in CH ADSs will begin.

What will be the ticker symbol of the CH Shares and CH ADSs?

We intend to apply to list the CH Shares on the main market of the LSE under the ticker symbol “             .” We intend to apply to list the CH ADSs on the NYSE under the ticker symbol “             .”

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Will the GSK Depositary suspend the issuance and cancellation of GSK ADSs in connection with the Demerger?

Yes. The GSK Depositary will suspend the issuance and cancellation of GSK ADSs from                 2022 until                 2022. This means that during this time, you will not be able to convert your GSK ADSs into GSK Shares or vice- versa, surrender your GSK ADSs and receive underlying GSK Shares, or deposit your GSK Shares and receive GSK ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your GSK ADSs during this period.

What are the tax consequences to me of the Demerger?

See “Item 10. Additional Information—10.E.Taxation” for information regarding certain tax consequences of the Demerger.

Are there risks associated with holding CH Shares and CH ADSs?

Yes. Among other things, holding of CH Shares and CH ADSs is subject to risks relating to the Group’s business and industry, changes in law and the political and economic environment, regulation and legislation and Separation. Accordingly, you should carefully read the information set forth under “Item 3. Key Information—3.D. Risk Factors” in this registration statement.

Does the Company intend to pay dividends to holders of CH Shares and CH ADSs after the Demerger?

Following the Demerger, the Company will adopt a dividend policy, which is expected to be guided by a 30-50 per cent. pay-out ratio with initial distributions at the lower end of that range, subject to Board approval. The Company expects to pay a dividend to CH Shareholders in relation to the second half of 2022 in Q1 2023, subject to Board approval and following approval of the Company’s FY 2022 results. See “Item 4. Information on the Company—4.B. Business Overview—Dividend Policy” for information regarding our dividend policy.

Where can I get more information?

If you have any additional questions in relation to the Separation, please contact the helpline as noted below.

The helpline will be operated by                  and will be available on                 (from inside the UK) or                 (from outside the UK). The helpline will be available from             a.m. to             p.m. Monday to Friday (except public holidays in England and Wales) and will remain open until                 2022. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes.

Enquiries regarding shares held in depositary agent sub-accounts should be directed to the relevant depositary agent or broker.

Holders of GSK ADSs may refer queries relating to their accounts to the GSK Depositary at              . The telephone number is             (from inside the US) or             (from outside the US) and the website log-in at             .

The helpline operators will not provide advice on the merits of the Separation or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser.

For further information, please visit GSK’s website at www.gsk.com.

Confidential Treatment Requested by DRVW 2022 Limited

PART I

ITEM 1. IDENTITY	OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A. DIRECTORS AND SENIOR MANAGEMENT

For information regarding our directors and senior management, see “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.”

1.B. ADVISERS

Our English counsel is Slaughter and May, One Bunhill Row, London EC1Y 8YY, United Kingdom. Our US legal counsel is Cleary Gottlieb Steen & Hamilton LLP, 2 London Wall Place, London EC2Y 5AU, United Kingdom.

1.C. AUDITORS

CH JVCo’s auditor is Deloitte LLP (“Deloitte”), whose registered office is at 1 New Street Square, London EC4A 3HQ, United Kingdom. Deloitte is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board in the United States. See “Item 10.G. Statements by Experts.”

ITEM 2. OFFER	STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY	INFORMATION

3.A. SELECTED FINANCIAL DATA

Overview

The following unaudited consolidated income statement relating to the Group for the quarters ended 31 March 2022 (“Q1 2022”) and 31 March 2021 (“Q1 2021”) and the following unaudited consolidated balance sheet as at 31 March 2022 have been extracted, without material adjustment, from the Group’s accounting records (the “Interim Financial Information”). The Interim Financial Information has been prepared in accordance with the measurement and recognition principles of IFRS and the Group’s accounting policies. The Interim Financial Information is neither audited nor reviewed by an external accountant. The following selected consolidated financial data relating to the Group as at, and for the years ended, 31 December 2021, 31 December 2020 and 31 December 2019 has been extracted, without material adjustment, from the Financial Statements. The selected non-IFRS financial information and operating information relating to the Group set out below has been calculated on the basis set out in “Presentation of Financial and Other Information”. The selected financial and operating information presented below should be read in conjunction with “Item 5. Operating Financial Review and Prospects”.

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Consolidated income statement

For the quarters ended 31 March 2022 and 31 March 2021.

£m	2022	2021
Revenue
Cost of sales
Selling, general and administration
Research and development
Other operating income/(expense)

Operating profit
Finance income
Finance expense

Net finance costs

Profit before tax
Income tax
Profit after tax for the quarter

Profit attributable to shareholders
Profit attributable to non-controlling interests

Consolidated income statement

For the years ended 31 December 2021, 31 December 2020 and 31 December 2019.

£m	2021	2020	2019
Revenue		9,892	8,480
Cost of sales		(3,940)	(3,678)
Selling, general and administration		(4,220)	(3,596)
Research and development		(304)	(292)
Other operating income/(expense)		212	(17)

Operating profit		1,640	897
Finance income		20	24
Finance expense		(27)	(35)

Net finance costs		(7)	(11)

Profit before tax		1,633	886
Income tax		(410)	(199)
Profit after tax for the year		1,223	687

Profit attributable to shareholders		1,187	655
Profit attributable to non-controlling interests		36	32

Confidential Treatment Requested by DRVW 2022 Limited

Consolidated balance sheet

For the quarter ended 31 March 2022 and for the year ended 31 December 2021.

£m	2022	2021
Non-current assets
Current assets

Total Assets
Current liabilities
Non-current liabilities

Total liabilities

Net assets

Consolidated balance sheet

For the years ended 31 December 2021, 31 December 2020 and 31 December 2019.

£m	2021	2020	2019
Non-current assets		29,122	29,900
Current assets		5,050	5,811

Total Assets		34,172	35,711
Current liabilities		(4,014)	(4,269)
Non-current liabilities		(3,893)	(4,030)

Total liabilities		(7,907)	(8,299)

Net assets		26,265	27,412

Consolidated cash flow statement

For the years ended 31 December 2021, 31 December 2020 and 31 December 2019.

£m	2021	2020	2019
Cash flow from operating activities
Profit after tax		1,223	687
Adjustments reconciling profit after tax to cash generated from operations		738	408

Cash generated from operations		1,961	1,095
Taxation paid		(554)	(309)

Net cash inflow from operating activities		1,407	786

Net cash inflow from investing activities		1,030	291

Net cash (outflow) from financing activities		(2,437)	(925)

Increase in cash and bank overdrafts		—	152

Cash and bank overdrafts at the beginning of the year		329	191
Exchange adjustments		(6)	(14)
Increase in cash and bank overdrafts		—	152

Cash and cash equivalents at end of year		323	329

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Non-IFRS financial measures

Adjusted Results

Q1 2022 Adjusted Results

£M	IFRS Results	Net Intangible Amortisation and Impairment	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others	Adjusted Results
Operating profit
Profit before tax
Profit after tax for the quarter
Profit attributable to shareholders
Basic earnings per share
Weighted average number of shares (basic)
Diluted earnings per share
Weighted average number of shares (diluted)

The following adjustments are made in arriving at Adjusted operating profit
Cost of sales
Selling, general and administration
Research and development
Other operating expense

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs

The following adjustments are made in arriving at Adjusted profit after tax
Income tax

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests

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Q1 2021 Adjusted Results

£M	IFRS Results	Net Intangible Amortisation and Impairment	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others	Adjusted Results
Operating profit
Profit before tax
Profit after tax for the quarter
Profit attributable to shareholders
Basic earnings per share
Weighted average number of shares
Diluted earnings per share
Weighted average number of shares (diluted)

The following adjustments are made in arriving at Adjusted operating profit
Cost of sales
Selling, general and administration
Research and development
Other operating income/(expense)

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs

The following adjustments are made in arriving at Adjusted profit after tax
Income tax

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests

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2021 Adjusted Results

£M	IFRS Results	Net Intangible Amortisation and Impairment	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others	Adjusted Results
Operating profit
Profit before tax
Profit after tax for the year
Profit attributable to shareholders
Basic earnings per share
Weighted average number of shares
Diluted earnings per share
Weighted average number of shares (diluted)

The following adjustments are made in arriving at Adjusted operating profit
Cost of sales
Selling, general and administration
Research and development
Other operating income/(expense)

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs

The following adjustments are made in arriving at Adjusted profit after tax
Income tax

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests

Confidential Treatment Requested by DRVW 2022 Limited

2020 Adjusted Results

£M	IFRS Results	Net Intangible Amortisation and Impairment	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others		Adjusted Results
Operating profit	1,640	97	411	91	66	(189)		2,116
Profit before tax	1,633	97	411	91	66	(189)		2,109
Profit after tax for the year	1,223	78	321	71	53	(120)		1,626
Profit attributable to shareholders	1,187	78	319	71	53	(120)		1,588
Basic earnings per share	118,700p	7,800p	31,900p	7,100p	5,300p	(12,000	)p	158,800p
Weighted average number of shares	1,000,000							1,000,000
Diluted earnings per share	118,700p	7,800p	31,900p	7,100p	5,300p	(12,000	)p	158,800p
Weighted average number of shares (diluted)	1,000,000							1,000,000

The following adjustments are made in arriving at Adjusted operating profit
Cost of sales	(3,940)	81	89	91	0	2		(3,677)
Selling, general and administration	(4,220)	0	314	0	66	21		(3,819)
Research and development	(304)	16	8	0	0	0		(280)
Other operating income	212	0	0	0	0	(212)		0

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(7)	0	0	0	0	0		(7)

The following adjustments are made in arriving at Adjusted profit after tax
Income tax	(410)	(19)	(90)	(20)	(13)	69		(483)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	36	0	2	0	0	0		38

Confidential Treatment Requested by DRVW 2022 Limited

2019 Adjusted Results

£M	IFRS Results	Net Intangible Amortisation and Impairment	Restructuring Costs	Transaction Related Costs	Separation and Admission Costs	Disposal and others	Adjusted Results
Operating profit	897	36	330	366	0	25	1,654
Profit before tax	886	36	330	366	0	25	1,643
Profit after tax for the year	687	31	271	285	0	4	1,278
Profit attributable to shareholders	655	31	271	285	0	4	1,246
Basic earnings per share	65,500p	3,100p	27,100p	28,500p	0p	400p	124,600p
Weighted average number of shares (basic)	1,000,000						1,000,000
Diluted earnings per share	65,500p	3,100p	27,100p	28,500p	0p	400p	124,600p
Weighted average number of shares (diluted)	1,000,000						1,000,000

The following adjustments are made in arriving at Adjusted operating profit
Cost of sales	(3,678)	36	69	366	0	0	(3,207)
Selling, general and administration	(3,596)	0	236	0	0	8	(3,352)
Research and development	(292)	0	25	0	0	0	(267)
Other operating expense	(17)	0	0	0	0	17	0

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(11)	0	0	0	0	0	(11)

The following adjustments are made in arriving at Adjusted profit after tax
Income tax	(199)	(5)	(59)	(81)	0	(21)	(365)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	32	0	0	0	0	0	32

Adjusting Items

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

Net intangible amortisation and impairment

Impairment of intangibles and goodwill and amortisation of intangibles excluding computer software. Intangible amortisation and impairments arising from intangibles acquired in business combinations are adjusted to reflect the performance of the business excluding the effect of acquisition accounting.

It is the Group’s view that acquired intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable cycle. The Group excludes the impact of non-cash

Confidential Treatment Requested by DRVW 2022 Limited

amortisation associated with acquired intangible assets as this is not directly attributable to the sale of the Group’s products and varies from period to period, which affects comparability of the Group’s financial results. The costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in the Group’s operating costs as labour, overheads, etc.

Restructuring costs

Includes personnel costs, associated with restructuring programmes, impairments of tangible assets and computer software relating to specific programmes approved by the board of the Company from time to time (the “Board”) that are structural and of a significant scale, where the costs of individual or related projects exceed £25 million. Restructuring costs also include integration costs following an acquisition, including in relation to personnel, manufacturing sites, real estate and IT infrastructure. These programmes can take several years to complete and are not directly attributable to the sale of the Group’s products. Further, costs associated with these programmes vary from period to period, which affects comparability of the Group’s financial results.

Restructuring costs do not include Separation and Admission costs (see “—Separation and Admission costs” below).

Transaction-related costs

Transaction-related accounting or other adjustments related to significant acquisitions. These costs are adjusted as they arise as a result of business combinations. In FY 2019 and FY 2020, these costs were related to the unwind of inventory fair value adjustments in connection with the Pfizer Transaction, which was completed by the end of FY 2020. These costs are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results.

Separation and Admission costs

Costs incurred in relation to and in connection with the Separation, UK Admission and registration of CH Shares represented by CH ADSs under the Exchange Act and listing of CH ADSs on the NYSE. These costs are not directly attributable to the sale of the Group’s products and specifically relate to the activities mentioned above, affecting comparability of the Group’s financial results in historic and future reporting periods.

Disposal and others

Gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, and other items. These gains and losses are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results.

Confidential Treatment Requested by DRVW 2022 Limited

Organic revenue growth

The following tables reconcile reported revenue growth for the quarters ended 31 March 2022 and 31 March 2021 and for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 to constant currency and organic revenue for the same period by geographical segment and by product category.

Geographic Segments
£m	APAC	EMEA/LatAm	N America	Total
Q1 2022 vs Q1 2021 (%)
Revenue Growth
Organic Adjustments
of which:
Effect of Acquisitions
Effect of Divestments
Effect of MSAs
Effect of Exchange Rates
Organic Revenue Growth

Geographic Segments
£m	APAC	EMEA/LatAm	N America	Total
2021 vs 2020 (%)
Revenue Growth
Organic Adjustments
of which:
Effect of Acquisitions
Effect of Divestments
Effect of MSAs
Effect of Exchange Rates
Organic Revenue Growth

	Geographic Segments
£m	APAC	EMEA/LatAm	N America	Total
2020 vs 2019 (%)
Revenue Growth	20.7%	4.1%	31.2%	16.7%
Organic Adjustments	(15.9%)	(5.3%)	(32.1%)	(16.7%)
of which:
Effect of Acquisitions	(19.9%)	(8.8%)	(33.9%)	(19.6%)
Effect of Divestments	4.0%	4.5%	1.2%	3.2%
Effect of MSAs	—	(1.0%)	0.6%	(0.3%)
Effect of Exchange Rates	0.9%	4.3%	1.6%	2.8%
Organic Revenue Growth	5.7%	3.1%	0.7%	2.8%

Product Categories
£m	Oral Health	Pain Relief	VMS	Respiratory Health	Digestive Health and Other	Total
Q1 2022 vs Q1 2021 (%)
Revenue Growth
Organic Adjustments
of which:
Effect of Acquisitions
Effect of Divestments
Effect of MSAs
Effect of Exchange Rates
Organic Revenue Growth

Confidential Treatment Requested by DRVW 2022 Limited

Product Categories
£m	Oral Health	Pain Relief	VMS	Respiratory Health	Digestive Health and Other	Total
2021 vs 2020 (%)
Revenue Growth
Organic Adjustments
of which:
Effect of Acquisitions
Effect of Divestments
Effect of MSAs
Effect of Exchange Rates
Organic Revenue Growth

	Product Categories
£m	Oral Health	Pain Relief	VMS	Respiratory Health	Digestive Health and Other	Total
2020 vs 2019 (%)
Revenue Growth	3.3%	25.8%	150.3%	(1.5%)	(0.1%)	16.7%
Organic Adjustments	—	(23.5%)	(133.5%)	(6.7%)	(6.0%)	(16.7%)
of which:
Effect of Acquisitions	—	(23.7%)	(133.9%)	(10.5%)	(14.2%)	(19.6%)
Effect of Divestments	—	0.2%	0.4%	3.8%	9.4%	3.2%
Effect of MSAs	—	—	—	—	(1.2%)	(0.3%)
Effect of Exchange Rates	2.6%	2.6%	2.5%	1.9%	3.6%	2.8%
Organic Revenue Growth	5.9%	4.9%	19.3%	(6.3%)	(2.5%)	2.8%

Note:

Organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction for the period 1 January 2020 to 31 July 2020 and includes revenue attributable to these brands for the period 1 August 2020 to 31 December 2020. Sales patterns during these two periods were materially impacted by the COVID-19 pandemic with increased sales during the former period driven by accelerated purchases by consumers combined with increased consumption and sales during the latter period negatively impacted by a reduction in consumer inventories and weak cold and flu incidence (see “Item 5. Operating and Financial Review—Key factors affecting the Group’s results of operations and financial position—Impact of macroeconomic factors and market trends on discretionary consumer spending”, “Item 5. Operating and Financial Review—Key factors affecting the Group’s results of operations and financial position Impact of COVID-19” and “Item 5. Operating and Financial Review—Results of Operations—Description of the Group’s results of operations”).

Adjusted EBITDA

The reconciliation between profit after tax for the year and Adjusted EBITDA for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 is provided below.

Confidential Treatment Requested by DRVW 2022 Limited

£m	2021	2020	2019
Profit after tax for the year		1,223	687
Add Back: Income Tax		410	199
Less: Finance Income		(20)	(24)
Add Back: Finance Expense		27	35

Operating Profit		1,640	897

Net Intangible Amortisation and Impairment		97	36
Restructuring Costs		411	330
Transaction Related Costs		91	366
Separation and Admission Costs		66	0
Disposal and Others		(189)	25

Adjusted Operating Profit		2,116	1,654

Add Back: Depreciation of property, plant and equipment		167	167
Add Back: Depreciation of right-of-use assets		48	31
Add Back: Amortisation – of software intangible assets		40	35
Add Back: Impairment of property, plant and equipment net of impairment reversals		22	(3)

Adjusted EBITDA		2,393	1,884

Free cash flow

The reconciliation of net cash inflow from operating activities to free cash flow for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 is provided below.

£m	2021	2020	2019
Net cash inflow from operating activities		1,407	786
Purchase of property, plant and equipment		(222)	(190)
Proceeds from sale of property, plant, and equipment		6	51
Purchase of intangible assets		(96)	(53)
Proceeds from sale of intangible assets		924	120
Distributions to non-controlling interests		(31)	(28)
Interest paid		(19)	(29)
Interest received		19	24

Free cash flow		1,988	681

Free cash flow conversion

The reconciliation of free cash flow conversion for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 is provided below.

£m	2021	2020	2019
Free cash flow		1,988	681
Profit after tax for the year		1,223	687

Free cash flow conversion		163%	99%

Confidential Treatment Requested by DRVW 2022 Limited

Net debt

The reconciliation of net debt to the different balance sheet items for the years ended 31 December 2021, 31 December 2020 and 31 December 2019 is provided below.

£m	2021	2020	2019
Short-term borrowings		(82)	(64)
Long-term borrowings		(105)	(121)
Derivative financial liabilities		(25)	(2)
Cash and cash equivalents		334	340
Derivative financial assets		6	12

Net debt		128	165

Other selected financial and operating information

Regional performance

The table below sets out the Group’s regional revenue for the quarters ended 31 March 2022 and 31 March 2021.

	Revenue (£m)		Revenue change Q1 21 - Q1 22%
	Q1 2022	Q2 2021	Reported rates	Constant currency	Organic
North America
EMEA and LatAm
APAC

Total

The tables below set out the Group’s regional revenue and operating profit for the years ended 31 December 2021, 31 December 2020 and 31 December 2019. 1

	Revenue (£m)			Revenue change FY20-FY21%			Revenue change FY19-FY20%
	2021	2020	2019	Reported rates	Constant currency	Organic	Reported rates	Constant currency	Organic[2]
North America		3,779	2,880				31.2	32.6	0.7
EMEA and LatAm		4,059	3,898				4.1	8.4	3.1
APAC		2,054	1,702				20.7	21.8	5.7

Total		9,892	8,480				16.7	19.3	2.8

	Adjusted operating profit (£m)			Adjusted operating profit margin %
	2021	2020	2019	2021	2020	2019
North America		909	660		24.1%	22.9%
EMEA and LatAm		878	746		21.6%	19.1%
APAC		386	311		18.8%	18.3%
Central and unallocated		(57)	(63)	n/a	n/a	n/a

Total		2,116	1,654		21.4%	19.5%

Reconciling items[3]		(476)	(757)	n/a	n/a	n/a

Group operating profit		1,640	897		16.6%	10.6%

Note:

1.

On a segment basis, Adjusted operating profit is the measure of segment profit or loss reviewed by the Company’s chief operating decision maker. Adjusting Items are not allocated by segment, as these items are

Confidential Treatment Requested by DRVW 2022 Limited

managed and funded centrally by the Group, and therefore are not part of the measure of segment profit or loss reviewed by the Company’s chief operating decision maker. See note 6 to the Financial Statements beginning on page F-21.
2.

Organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction for the period 1 January 2020 to 31 July 2020 and includes revenue attributable to these brands for the period 1 August 2020 to 31 December 2020. Sales patterns during these two periods were materially impacted by the COVID-19 pandemic with increased sales during the former period driven by accelerated purchases by consumers combined with increased consumption and sales during the latter period negatively impacted by a reduction in consumer inventories and weak cold and flu incidence (see “Item 5. Operating and Financial Review and Prospects—Key factors affecting the Group’s results of operations and financial position—Impact of macroeconomic factors and market trends on discretionary consumer spending”).

3.

Reconciling items for these purposes are the Adjusting Items, which are defined at “—Adjusting Items” above. A reconciliation between IFRS and Adjusted Results is included at “—Adjusting Results” above.

Revenue by product category

The table below sets out the Group’s revenue by product category for the quarters ended 31 March 2022 and 31 March 2021.

	Revenue (£m)		Revenue change Q1 21 - Q1 22%
	Q1 2022	Q2 2021	Reported rates	Constant currency	Organic
Oral Health
Pain Relief
VMS
Respiratory Health
Digestive Health and Other

Total

The table below sets out the Group’s revenue by product category for the years ended 31 December 2021, 31 December 2020 and 31 December 2019.

	Revenue (£m)			Revenue change FY20-FY21%			Revenue change FY19-FY20%
	2021	2020	2019	Reported rates	Constant currency	Organic	Reported rates	Constant currency	Organic
Oral Health		2,745	2,657				3.3	5.9	5.9
Pain Relief		2,192	1,742				25.8	28.6	4.9
VMS		1,494	597				150.3	154.6	19.3
Respiratory Health		1,298	1,318				(1.5)	0.5	(6.3)
Digestive Health and Other		2,163	2,166				(0.1)	2.5	(2.5)

Total		9,892	8,480				16.7%	19.3%	2.8%

3.B. CAPITALISATION AND INDEBTEDNESS

The following table sets forth the Group’s consolidated capitalisation as of 31 March 2022 on an actual basis and on an as adjusted basis to illustrate the effects of: (1) the Pre-Demerger Dividend and an additional dividend to be paid to a subsidiary of each of GSK and Pfizer that is required to satisfy the terms of the Pfizer SHA (as defined below) prior to Separation (the “Sweep-Up Dividend,” and together with the Pre-Demerger Dividend, the

Confidential Treatment Requested by DRVW 2022 Limited

“Pre-Separation Dividends”) and (2) the net settlement of related party loans prior to Separation, in each case, on the capitalisation of the Group as if these transactions had taken place on 31 March 2022. The “As Adjusted” information below is for illustrative purposes only and therefore does not represent the Group’s actual capitalisation as at that date.

Financial information set forth in the “Actual” column was derived from the Group’s accounting records as of 31 March 2022. This information should be read in conjunction with information included elsewhere in this registration statement, including the Financial Statements, “Presentation of Financial and Other Information,” “Item 3. Key Information—3.A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

		As of 31 March 2022
£m	Note	Actual	As adjusted
Share capital
Share premium
Other reserves
Retained earnings	1

Shareholders’ equity
Non-controlling interests

Total equity

Short-term borrowings
Total Secured
Bank loan and overdrafts
Lease liabilities

Loan amounts owing to related parties	2
Total Unsecured
Total short-term borrowings and loan amounts owing to related parties
Long-term borrowings
Total Secured
Lease liabilities
Notes	3
Notes	3
Total Unsecured

Total long-term borrowings

Total borrowings

Total capitalisation	4

(1)	Retained earnings in the “As adjusted” column reflects two adjustments:
•	An adjustment to reflect the payment of the Pre-Demerger Dividend to GSK and Pfizer of £ , which was approved by the Board on May 2022 and will be paid on June 2022.
•	An adjustment to reflect the payment of the Sweep-Up Dividend to a subsidiary of each of GSK and Pfizer of approximately £ .
(2)

Loan amounts owing to related parties will be fully settled against outstanding loan amounts owing from related parties as part of the Separation. As a result, this adjustment reflects a remaining nil balance of loan amounts owing to related parties.

(3)	Unsecured long-term borrowings include the net proceeds from the issuance of any bonds and/or bank loans borrowed by members of the Group ahead of Separation (the “Pre-Separation Notes”). Long-term

Confidential Treatment Requested by DRVW 2022 Limited

borrowings reflect the proceeds received from the bonds issued and/or bank loans borrowed by members of the Group ahead of Separation, less transaction costs of £ incurred which are capitalized and will be amortized over the term of each bond and/or bank loan. Where bonds issued and/or bank loans borrowed are not denominated in GBP, they have been translated converted at an exchange rate of as of 31 March 2022. The net proceeds received will ultimately be used to fund payment of the Pre-Demerger Dividend.

Had the Pre-Separation Notes been issued on 1 January 2021, the finance expense for the year ended 31 December 2021 would have been £             , the income tax charge would have been £             , and Profit after tax for the year would have been £             , resulting in a basic and diluted earnings per share of         p.

(4)	Total capitalisation is the sum of total equity and total borrowings

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

The risks and uncertainties relating to the CH Shares and the CH ADSs, the Group’s business and the industry in which it operates, described below, together with all other information contained in this registration statement, should be carefully considered in evaluating the Group, the CH Shares and the CH ADSs.

The risks and uncertainties described below represent those we consider to be material as at the date of this registration statement. However, these risks and uncertainties are not the only ones facing the Group. You should carefully consider the information in this registration statement in light of your personal circumstances.

Risks Relating to the Group’s Business and Industry

The Group operates in a highly competitive market and failure to successfully compete with competitors could have a material adverse effect on the Group’s business

The Group faces substantial and increasing competition in all of its product categories and geographic markets. There are relatively low barriers to entry in certain product categories in many of the markets in which the Group operates (particularly in the vitamins, minerals and supplements (“VMS”) category) and accordingly the Group’s businesses compete with companies of all sizes on many different fronts, including cost-effectiveness, product effectiveness and quality, brand recognition and loyalty, technological innovations, consumer convenience, promotional activities, new product introductions and expansion into new markets and channels.

The Group expects to continue to see heightened activity from its competitors worldwide, including an increase in the introduction and aggressive marketing of new products in high demand healthcare areas. In particular, the Group expects to experience: (i) increasing and aggressive competition from smaller, high growth companies which often operate on a regional basis, and may disrupt existing route-to-market models; (ii) increasing competition from multinational corporations moving for the first time into, or expanding or focusing their presence (whether through acquisitions, disposals, demergers or other means) in the global consumer healthcare market in order to benefit from the higher profit margins on offer and greater consumer interest in health products and services; and (iii) continuing competition from “private label” products, which are brands sold exclusively by a particular retailer.

Some of the Group’s competitors may spend more aggressively on, or have more effective, advertising and promotional activities than the Group does, introduce competing products more quickly and/or respond more effectively to business and economic conditions and changing consumer preferences, including by launching innovative new products. The Group’s ability to compete also depends on the strength of its brands and on its ability to enforce and defend its intellectual property against infringement and legal challenges by competitors.

Confidential Treatment Requested by DRVW 2022 Limited

The Group may be unable to anticipate the timing and scale of the threats posed by the many competitors across its markets or to successfully respond to them, which could harm the Group’s business. In addition, the cost of responding to the increasingly significant and widespread competition worldwide, including management time, out-of-pocket expenses and price reductions, may materially and adversely affect the Group’s performance. Ultimately, a prolonged failure by the Group to compete effectively in its key markets could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition.

The Group’s success depends on its ability to anticipate and respond to changes in consumer preferences and a failure to adapt its strategy appropriately may have a material adverse effect on the Group’s business and/or financial condition

As a consumer products business, the Group relies on its ability to leverage its existing brands and products to drive increased sales and profits. This in turn depends on the Group’s ability to identify and offer products at attractive prices that appeal to consumer tastes and preferences, which are difficult to predict and evolve over time. The Group’s ability to implement this strategy depends on, among other things, its ability to:

•	continue to offer products that consumers want at competitive prices;

•	develop and maintain consumer interest in its brands and increase its brand recognition and loyalty;

•	innovate successfully on its existing products; and

•	effectively utilise a range of distribution channels in its key markets.

The Group may not be able to execute this strategy successfully, which could have a material adverse effect on the Group’s business, prospects, results of operations and/or financial condition.

In addition, any reduction in consumer demand for the types of products which the Group offers as a result of changes in consumer lifestyle, environmental concerns, economic downturns or other considerations could have a material adverse impact on the Group’s business, prospects, financial condition and results of operations. For example, in recent years, there is increasing awareness of the environmental impact and sustainability of practices and products in the market (see “—Failure to respond effectively to the challenges raised by climate change and other sustainability matters may have a material adverse impact on the Group’s business and results of operations”).

The Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain and a failure to manage disruptions appropriately may have a material adverse effect on the Group’s business and/or financial condition

The Group is engaged in manufacturing and sourcing of products and materials on a global scale. The Group’s operations and those of its suppliers, contract manufacturers and logistics providers have been and may continue to be disrupted by a number of factors, including, but not limited to:

•	increased and/or changing regulation, as well as regulatory compliance issues;

•	environmental events, including natural disasters (such as fires, floods and earthquakes) and any potential effect of climate change;

•	widespread health emergencies, such as COVID-19 or other pandemics or epidemics;

•	strikes and other labour disputes;

•	disruptions in logistics;

•	cybersecurity failures or incidents;

Confidential Treatment Requested by DRVW 2022 Limited

•	loss or impairment of key manufacturing sites;

•	loss of key suppliers or contract manufacturers;

•	supplier capacity constraints;

•	raw material and product quality or safety issues;

•	industrial accidents or other occupational health and safety issues;

•	the impact on the Group’s suppliers of tighter credit or capital markets;

•	the lack of availability of qualified personnel;

•	global shipping, logistics, transport and warehousing constraints;

•	governmental incentives and controls (including import and export restrictions, such as new or increased tariffs, sanctions, quotas or trade barriers); and

•	acts of war or terrorism, political unrest or uncertainty, fires or explosions, and other external factors over which the Group has no control.

While the product ranges of the Group’s leading brands are manufactured by multiple sources, some of the Group’s products are currently primarily manufactured at a single location. The loss of the use of all or a portion of any of the Group’s manufacturing facilities or the loss of the use of key suppliers could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, the Group purchases certain raw and packaging materials from single-source suppliers or a limited number of suppliers and new suppliers may have to be qualified under industry, governmental and its own standards, which can require additional investment and take a significant period of time.

Although the Group has contingency plans in place, those plans may not be sufficient to mitigate manufacturing or supplier interruptions. A significant disruption to the manufacturing or sourcing of products or materials for any reason, including those mentioned above, could interrupt product supply and, if not remedied, could lead to litigation or regulatory action, product delistings by retailers, financial penalties, and reputational damage that could materially and adversely affect the Group’s business, results of operations and financial condition.

Increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape may materially and adversely affect the Group’s business

The Group’s products are sold in a highly competitive global marketplace which has experienced increased trade concentration and the growing presence of large-scale retailers, including pharmacies, as well as discounters and e-commerce retailers. With the growing trend towards retail trade consolidation, increased cross-border trade, the rapid growth of e-commerce and the integration of traditional and digital operations at key retailers, the Group is increasingly dependent on certain retailers, and some of these retailers have and may continue to have greater bargaining strength than the Group does. For example, similar to its competitors, while the Group maintains relationships with a variety of significant retailers across its key markets, sales attributable to its top five largest retailers account for over half of the Group’s revenue in the US market.

The Group’s large-scale retail customers, including pharmacies, may use their leverage to demand higher trade discounts, allowances, display fees or increased investment, including through display media, paid search, preparation fees and other programmes, which could lead to reduced sales or profitability. The loss of a key retailer or a significant reduction in sales to a key retailer could materially and adversely affect the Group’s business, prospects, results of operations and financial condition. The Group’s business might also be negatively

Confidential Treatment Requested by DRVW 2022 Limited

affected by the growing presence and bargaining strength of customers who operate internationally and retail buying alliances (horizontal alliances of retailers, retail chains or entire retailer groups that cooperate in pooling their resources) and the enhanced leverage that such alliances possess.

The Group has also been and may continue to be negatively affected by changes in the policies or practices of the Group’s retail trade and pharmacy customers, such as inventory de-stocking, limitations on access to shelf space, delisting of the Group’s products, or environmental, sustainability, supply chain or packaging initiatives and other conditions. For example, a determination by a key retailer that any of the Group’s ingredients should not be used in certain consumer products or that the Group’s packaging does not comply with certain environmental, supply chain or packaging standards or initiatives could materially and adversely impact the Group’s business, prospects, results of operations and financial condition.

“Private label” products sold by the Group’s retail customers, which are typically sold at lower prices than branded products, are a source of competition for certain of the Group’s products. In addition, the retail landscape in many of the Group’s markets continues to evolve as a result of the rapid growth of e-commerce retailers (who are able to rapidly generate “private label” products and capitalise on access to data) and price comparison sites, changing consumer preferences (as consumers increasingly shop online), and, in certain categories (particularly VMS), the increased presence of alternative retail channels, such as subscription services, sales through social media platforms and direct-to-consumer businesses (especially those which specialise in rapid distribution). The strong growth in e-commerce and the emergence of alternative retail channels may create pricing and margin pressures and/or adversely affect the Group’s relationships with key retailers. If the Group is not able to successfully manage and adapt to these changes in the retail landscape, the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected.

The Group may not be able to develop and commercialise new products effectively, which may materially and adversely affect the results of the Group’s operations and financial condition

The future growth of the Group is to a significant extent dependent on its ability to develop new products or new formulations of existing products. The Group’s ability to launch new products and to expand into adjacent categories, channels of distribution or markets is affected by whether the Group can successfully:

•	identify, develop and fund technological innovations;

•	obtain and maintain necessary intellectual property protection and avoid infringing intellectual property rights of others;

•

obtain and maintain approvals and registrations of regulated products, including from the FDA, the European Medicines Agency (“EMA”), the China National Medical Products Administration (“NMPA”) and other regulatory bodies in the countries in which the Group has business operations, including in relation to switches of products requiring a prescription (“Rx”) to over-the-counter (“OTC”) status (“Rx-to-OTC switches”);

•

anticipate, quickly respond to, and benefit from the needs and preferences of consumers and customers by, among other things, effectively utilising digital technology and marketing and data analytics to gain new commercial insights and develop relevant marketing and advertising to identify new products that will align with consumer preferences; and

•	successfully compete to in-licence products.

The identification, development and introduction of innovative new products that drive incremental sales involves considerable costs and effort, and any new product may not generate sufficient customer and consumer interest and sales to become a profitable product or to cover the costs of its development and promotion. The Group’s ability to achieve a successful launch of a new product could also be adversely affected by pre-emptive

Confidential Treatment Requested by DRVW 2022 Limited

actions taken by competitors in response to the launch, such as increased promotional activities and advertising. In addition, new products may not be accepted quickly or significantly in the marketplace.

The product development process is both time-consuming and costly and involves a high degree of business risk. In particular, the Group’s OTC products, including those in respect of which it is undertaking an Rx-to-OTC switch, are subject to lengthy development programmes and regulatory approval periods which can restrict the Group’s ability to innovate in this product area. The Group must develop, test and manufacture products to meet its own internal specifications and standards as well as all applicable regulatory and safety requirements, and it is possible that a new product can fail to make it to market at any stage of this process. Whilst the Group has a good track record of developing new products and executing Rx-to-OTC switches, there can be no guarantee that the Group will continue to be able to develop and commercialise new products at the rate required to retain or grow market share or that suitable opportunities for further Rx-to-OTC switches will become available to the Group. Any failure to develop and commercialise new products in a timely fashion may decrease revenue and/or increase R&D costs and, consequently, may materially and adversely affect the results of the Group’s operations and financial condition.

Failure to retain key personnel or attract new personnel may materially and adversely affect the Group’s business

The Group relies upon a number of key executives and employees who have an in-depth understanding of the consumer healthcare industry and the Group’s technologies, products, programmes, collaborative relationships and strategic goals. While the Group follows a disciplined, ongoing succession planning process and has succession plans in place for those individuals identified in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Senior Management” (“Senior Management”) and other key executives, these do not guarantee that the services of qualified senior executives will continue to be available to the Group at all times. Competition for such personnel in the consumer healthcare industry is intense, and there can be no assurance that the Group will be able to continue to attract and retain such personnel, particularly as competitors may attempt to recruit them.

Further, the Group’s ability to implement its strategy depends on the ability and experience of its Senior Management and other key employees. If the Group is unable to recruit, attract and retain talented, highly qualified Senior Management and other key people, including through competitive remuneration and benefits packages, appropriate career development, employee resilience and engagement programmes, the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected. The Group is also working to advance cultural change through the implementation of diversity, equality and inclusion initiatives and through the implementation of a new purpose, strategy and culture programme throughout the organisation. If the Group does not (or is perceived not to) successfully implement these plans and initiatives, its ability to recruit, attract and retain talent may be materially and adversely impacted, which may in turn materially and adversely affect the Group’s business, results of operations and financial condition.

Damage to the Group’s reputation could have a material adverse effect on the Group’s business

Maintaining the Group’s strong reputation and trust with consumers and the Group’s customers globally is critical to selling the Group’s branded products. Negative publicity about the Group, the Group’s industry, the Group’s brands and products, the Group’s advertising and promotional practices, the Group’s use, storage and securing of technology and data, including personal data, the Group’s supply chain, the Group’s ingredients, the Group’s packaging, the Group’s research practices, threatened or pending litigation or regulatory proceedings, the Group’s public policy engagement, the Group’s environmental, social and governance practices, including as they relate to diversity, equality and inclusion, the health, safety and welfare of employees or other stakeholders, or relations with the Group’s employees, or regulatory infractions, violations of sanctions or anti-bribery rules, whether or not deserved, could jeopardise the Group’s reputation and/or expose it to adverse press and social media attention.

Confidential Treatment Requested by DRVW 2022 Limited

In addition, widespread use of digital and social media by consumers has greatly increased the accessibility of information and the speed of its dissemination. Negative publicity, posts or comments on social media about the Group, the Group’s brands, the Group’s products, including any ingredients used in its products, the Group’s packaging or the Group’s employees, whether true or untrue, could damage the Group’s brands and its reputation and/or lead to boycotts of its products. For example, during the COVID-19 pandemic, sales of Advil (an ibuprofen-based product) were adversely impacted by negative media coverage regarding the use of ibuprofen products in treating the symptoms of COVID-19. Moreover, the Group’s reputation could be harmed as a result of inappropriate use of its branded products being promoted on social media and any associated negative publicity. The success of the Group’s brands could also suffer if the Group’s marketing initiatives do not have the desired impact on a brand’s image or its ability to attract consumers.

Although the Group has an anti-counterfeiting programme in place, third parties continue to sell counterfeit versions of the Group’s products, such as Sensodyne, Caltrate and Centrum, including on online platforms and on social media. These counterfeits are inferior in quality to the genuine Group products and may pose safety risks to consumers. Consumers of the Group’s brands could confuse the Group’s products with these counterfeit products, purchasing the counterfeit products in error instead of the genuine Group products. The consumption of inferior quality products, which consumers believe to be genuine (and, in some instances, may cause consumer safety issues) could also damage the reputation of the Group and its brands and lead to a reduction in market share with affected consumers choosing in the future to buy competitors’ brands instead.

Damage to the Group’s reputation or loss of consumer confidence in the Group’s products for these or any other reasons could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition, as well as require resources to rebuild the Group’s reputation.

Failure to respond effectively to the challenges raised by climate change and other sustainability matters may have a material adverse impact on the Group’s business and results of operations

Concern over climate change has increased the focus on the sustainability of practices and products in the market and may result in new or additional legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Areas of focus relevant to the Group’s business include, among others, responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging, including single-use and other plastic packaging, and the use of certain materials, such as palm oil where the sourcing or environmental impact of the material can attract scrutiny. If new or additional legal and regulatory requirements relating to sustainability matters are more stringent than the Group’s current legal and regulatory obligations and/or the Group’s existing practices and procedures are inadequate to meet these requirements, this may require the Group to revise its operations and supply chain management, including, for example, by collecting used products, packaging or other materials from consumers and reintroducing them to the Group’s manufacturing cycle. There may also be financial impacts as governments implement taxation such as extended producer responsibility taxes or carbon taxes to help to recover the cost of managing plastic waste and the impacts of climate change. These developments may result in increased costs and disruption to the Group’s operations, which could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition.

The Group’s reputation is also affected by its perceived sustainability credentials and its ability to meet its sustainability goals. There is increased public attention, including by non-governmental organisations, investors, customers, consumers, the Group’s employees and other stakeholders, on climate change and other sustainability matters. Despite the Group’s sustainability efforts, any failure or perceived failure to achieve its sustainability goals, including, among others, carbon net zero scope 1 & 2 by 2030 or earlier and 100 per cent. recyclable or reusable packaging by 2030 (quality, safety and regulations permitting), or the perception (whether or not valid) that the Group has failed to act responsibly with respect to such matters or to effectively respond to new or

Confidential Treatment Requested by DRVW 2022 Limited

additional legal or regulatory requirements regarding climate change, could result in adverse publicity and/or litigation which could materially and adversely affect the Group’s business and reputation. This could result in product delistings with customers or loss of preference with consumers, investors, employees or other stakeholders, which could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition.

The Group is dependent on shifts in the wider industry to meet some of its sustainability goals and there is a risk that the Group will not meet its goals if those shifts do not take place. In order to reduce its scope 3 carbon footprint, the Group depends on shifts in the energy grid away from fossil fuels and towards renewable sources in the areas the Group sources from and sells its products. The Group’s transition to more sustainable packaging formats and circular business models is dependent on, among other things: the supply of recycled content or alternative non-virgin petroleum-based plastic materials; regulatory approval for use of alternative materials; the availability of new packaging technologies; and improvements in recycling infrastructure. In order to meet its sustainable sourcing goals, the Group also depends on the availability of sustainably sourced commodities at a reasonable cost. Adverse developments in respect of such dependencies may result in the Group failing to meet its sustainability goals and could lead to a material adverse impact on the Group’s reputation which, in turn, could materially and adversely affect its business, results of operations, cash flows and financial condition.

The Group may not be successful in obtaining, maintaining and enforcing sufficient intellectual property rights to protect its business, or in avoiding claims that the Group infringes on the intellectual property rights of others

The Group relies on various types of intellectual property rights such as trademarks, patents, copyrights and designs, whether registered or unregistered, as well as unpatented proprietary knowledge and trade secrets, to protect its business. However, these rights do not afford complete protection against third parties’ claims and infringements. For example, trademarks, patents, copyrights and designs are territorial; thus, the Group’s business can only claim optimal intellectual property (“IP”) protection in jurisdictions where the Group has obtained trademark, patent, design and copyright registrations, or has obtained licences to use third-party trademarks, patents, copyrights or registered designs. While IP laws are fairly harmonised around the world, certain countries’ laws may not protect the Group’s intellectual property rights to the same extent as afforded in the UK and the USA. Additionally, there can be no assurance that third parties will not independently develop knowledge and trade secrets that are similar to the Group’s, or develop products or brands that compete effectively with the Group’s products and brands without infringing, misusing or otherwise violating any of the Group’s intellectual property rights.

We cannot be certain that any of the Group’s registered (granted or pending) or unregistered trademarks, patents, copyrights, or designs will provide the Group with sufficient protection from competitors, or that any intellectual property rights which the Group does hold will not be invalidated, circumvented or challenged in the future. In the event of such a challenge, the Group could incur significant costs to defend its intellectual property rights, even if it is ultimately successful. Additionally, there is a risk that the Group will not be able to obtain and perfect or, where appropriate, obtain licences for the intellectual property rights necessary to support new product introductions and product innovations. Additionally, the Group has licenced, and may licence in the future, trademarks, patents, trade secrets and other intellectual property rights to third parties. While the Group attempts to ensure that its intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect the Group’s rights or the value of its intellectual property rights.

The Group also uses intellectual property rights in-licenced from licensors. The Group’s licences to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which the Group may wish to develop or commercialise its products in the future and may restrict its rights to offer certain products in certain markets, including through non-compete provisions, or impose other

Confidential Treatment Requested by DRVW 2022 Limited

obligations on the Group in exchange for its rights to the licenced intellectual property. In addition, the Group may not have full control over the maintenance, protection, enforcement or use of the intellectual property rights in-licenced from licensors, and therefore the Group may be reliant on the licensors to conduct such activities.

Disputes may arise between the Group and its licensors regarding the scope of rights or obligations under the relevant intellectual property licence agreements, including the scope of the Group’s rights to use the licenced intellectual property, the Group’s rights with respect to third parties, the Group’s and its licensors’ obligations with respect to the maintenance and protection of the licenced intellectual property, financial obligations of the Group to the licensor, and other interpretation-related issues. The agreements under which the Group licences intellectual property rights from others are complex, and the provisions of such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what the Group believes to be the scope of the Group’s rights to the intellectual property being licenced, or increase what the Group believes to be its financial or other obligations under the relevant agreement. Termination of or disputes over such licences could result in the loss of significant rights.

Third parties may copy or otherwise obtain and misuse the Group’s proprietary knowledge, trade secrets, trademarks, patents, designs or copyrights, or infringe or otherwise violate the Group’s intellectual property rights. For example, the Group’s brands are well-established in the market and have attracted trademark and patent infringers in the past. Additionally, the Group may not be able to prevent current and former employees, contractors and other parties from misappropriating the Group’s confidential and proprietary knowledge. Infringement, misuse or other violation of any of the Group’s intellectual property rights may dilute or diminish the value and goodwill of its brands and products in the marketplace, which could materially and adversely affect the Group’s results of operations and make it more difficult for the Group to maintain a strong market position. While the Group protects its intellectual property rights, including through litigation, where necessary, it cannot economically prevent all infringements, misuses or other violations, and any litigation could be protracted and costly and could have a material adverse effect on the Group’s business and results of operations regardless of its outcome.

The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues

Failure to comply with good manufacturing or good distribution practices and regulations, as well as other regulations in relation to product quality, throughout the Group’s in-house and contract manufacturing supply and distribution chains could lead to product supply interruptions, product recalls and/or regulatory enforcement action and fines from regulators, such as the FDA, EMA and NMPA despite control measures and systems being in place designed to ensure the safety and quality of its products is maintained. By way of example, raw materials which the Group sources for production may become contaminated through the supply chain and other product defects may occur due to human error or equipment failure, among other things. Additionally, products may be contaminated or tampered with during distribution or at stores. The Group is increasingly using new technology to enhance the manufacture and testing of its products, such as the deployment of new electronic documentation systems and advanced laboratory information management tools. Such technology is inherently susceptible to the threat of cyberattacks which pose an ongoing risk to the integrity of product quality data and its audit trail. The Group also continues to be reliant on third parties and is continuing to undertake a global network rationalisation programme to reduce the number of manufacturing sites it uses, both of which factors may increase the risks to safe and timely supply of products.

Failure by the Group to manufacture its products in accordance with good manufacturing practices could have the potential to do significant damage to the Group’s reputation and materially and adversely affect the results of its operations and financial condition. In addition, if any of the Group’s competitors or customers supply faulty or contaminated products to the market, the Group’s industry could be negatively impacted, which in turn could have material adverse effects on the Group’s business.

Confidential Treatment Requested by DRVW 2022 Limited

A cyber-security incident, data breach or a failure of a key information technology system could materially and adversely impact the Group’s business

The Group relies extensively on information technology systems (“IT Systems”), including some which are managed, hosted, provided and/or used by third parties, including cloud-based service providers, and their vendors, in order to conduct its business.

Although the Group has a broad array of information security measures in place, the Group’s IT Systems, including those of third-party service providers with whom it has contracted, have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorised access attempts, phishing and other cyber-attacks.

Cyber-attacks and other cyber incidents are occurring more frequently, are constantly evolving in nature, are becoming more sophisticated and are being made by groups, individuals and nation states with a wide range of expertise and motives. Such cyber-attacks and cyber incidents can take many forms, including cyber extortion, social engineering, password theft or introduction of viruses or malware, such as ransomware through phishing emails. The Group cannot guarantee that its security efforts will prevent breaches or breakdowns of its, or its third-party service providers’, IT Systems since the techniques used in these attacks change frequently and may be difficult to detect for periods of time, and so such cyber-attacks may from time to time succeed. In addition, the Group cannot guarantee that it or its third-party service providers’ response to any such incidents will fully remedy the extent of the damage caused by these incidents. Although the Group has policies and procedures in place to ensure that all personal information collected by it or its third-party service providers is securely maintained, data breaches due to human error or intentional or unintentional conduct may still occur in future.

Furthermore, the Group periodically upgrades its IT Systems or adopts new technologies. If such an upgrade or new technology does not function as designed, does not go as planned or increases the Group’s exposure to a cyber-attack or cyber incident, it may adversely impact the Group’s business, including its ability to ship products to customers, issue invoices and process payments or order raw and packaging materials. If the Group were to suffer a significant loss or disclosure of confidential business or stakeholder information as a result of a breach of its IT Systems, including those of third-party service providers with whom it has contracted, or otherwise, the Group may suffer reputational, competitive and/or business harm, incur significant costs and be subject to government investigations, litigation, fines and/or damages, which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition.

While the Group has disaster recovery and business continuity plans in place, if its IT Systems were damaged, breached or were to cease to function properly for any reason, including the poor performance of, failure of or cyber-attack on, third-party service providers, catastrophic events, power outages, cyber-security breaches, network outages, failed upgrades or other similar events and if the disaster recovery and business continuity plans do not effectively resolve such issues on a timely basis, the Group may suffer interruptions in its ability to manage or conduct business as well as reputational harm, and may be subject to governmental investigations and litigation, any of which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition.

The Group relies on third parties in many aspects of its business and ineffective management of these relationships could increase the Group’s financial, legal, reputational and operational risk

Due to the scale and scope of the Group’s business, the Group relies on relationships with third parties, including its suppliers, contract manufacturers, distributors, contractors, commercial banks, joint venture partners and external business partners, for route-to-market and for certain functions (including the outsourcing of certain back office and consumer relations services). If the Group is unable to effectively manage and maintain its third-party relationships and the agreements under which the Group’s third-party partners operate, its results of operations could be adversely impacted.

Confidential Treatment Requested by DRVW 2022 Limited

For example, in China, part of the Group’s business is conducted through Sino-American Tianjin Smith Kline & French Laboratories Ltd., which is a joint venture between GlaxoSmithKline Consumer Healthcare (Overseas) Limited, the Tianjin Pharmaceutical Group and the Tianjin Zhongxin Pharmaceutical Group (the “TSK&F Joint Venture”), pursuant to a joint venture agreement which is due to expire in April 2024. If the Group does not renew these arrangements or implement alternative measures, in either case on acceptable terms, then the continuity and development of part of its operations and route-to-market in China, as well as its business, results of operations and cash flows in that market, may be adversely affected.

Failure of third parties to meet their obligations to the Group or substantial disruptions in the relationships between the Group and third parties could adversely impact the Group’s operations and financial results. Additionally, while the Group has policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, and compliance with laws, regulations and Group policies and practices than if conducted by the Group directly, thereby potentially increasing the Group’s financial, reputational, operational and legal risk, including in respect of health and safety, environmental, social and governance issues, modern slavery, anti-bribery and corruption.

The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns, the ultimate impact of which is outside the Group’s control and which may materially and adversely affect the Group’s operations, cash flows and financial condition

The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns, including the COVID-19 pandemic. A pandemic, epidemic or similar widespread health concern could have, and COVID-19 has had and will continue to have, a variety of impacts on the Group’s business, results of operations, cash flows and financial condition, including:

•	the Group’s ability to continue to maintain and support the health, safety and well-being of the Group’s employees, including key employees;

•

volatility in the demand for and availability of the Group’s products, which may be caused by the temporary inability of the Group’s consumers to purchase the Group’s products due to illness, financial hardship, quarantine, government actions mandating the closure of the Group’s distributors or retailers or imposing travel or movement restrictions, shifts in demand and consumption away from more discretionary or higher priced products to lower-priced products, or pantry-loading activity;

•	increases in demand for certain of the Group’s products requiring the Group to increase its production capacity or acquire additional capacity at an additional cost and expense;

•	decreases in demand and sales for certain of the Group’s key products such as Theraflu and Robitussin due to a particularly weaker cold and flu season;

•

changes in regulatory policy, including restrictions on sales of certain products. For example, amid the COVID-19 pandemic, in certain countries specific restrictions were introduced on the sale of cough and cold medicines in an attempt to prevent patients from self-medicating against COVID-19 at home. In China, in early 2020, certain local authorities introduced temporary restrictions on the sale of such medicines, which limited sales of Contac (nasal decongestant tablets that also relieve pain and reduce fever) and Fenbid (ibuprofen-based relief medicine) by the Group in 2020, adversely affecting the Group’s revenue in APAC in FY 2020. See also “Item 5. Operating and Financial Review and Prospects—Key factors affecting the Group’s results of operations and financial position—Regulation;”

•

changes in purchasing patterns of the Group’s consumers, including the frequency of in-store visits by consumers to retailers and dental and skin health professionals and a shift to purchasing the Group’s products online from e-commerce retailers;

•

disruptions to the Group’s global supply chain (including the closure of manufacturing and distribution facilities) due to, among other things, the availability of raw and packaging materials or manufacturing components; a decrease in the Group’s workforce or in the efficiency of such workforce, including as a

Confidential Treatment Requested by DRVW 2022 Limited

result of illness, travel restrictions, absenteeism or governmental regulations; transportation and logistics challenges, including as a result of port and border closures and other governmental restrictions or reduced shipping capacity;

•

failure of third parties on which the Group relies, including the Group’s retailers, suppliers, contract manufacturers, logistics providers, customers, commercial banks, joint venture partners and external business partners, to meet their obligations to the Group, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties;

•

significant changes in the economic and political conditions of the markets in which the Group operates, which could restrict and have restricted the Group’s employees’ ability to work and travel, could mandate and have mandated or caused the closure of certain distributors or retailers, the Group’s offices, shared business service centres and/or operating and manufacturing facilities, or otherwise could prevent and have prevented the Group as well as the Group’s third-party partners, suppliers or customers from sufficiently staffing operations, including operations necessary for the manufacture, distribution, sale and support of the Group’s products;

•	disruptions and volatility in the global capital markets, which may increase the cost of capital and/or adversely impact the Group’s access to capital; and/or

•	volatility in foreign exchange rates and in raw and packaging materials and logistics costs.

Despite the Group’s efforts to manage these impacts, their ultimate impact also depends on factors beyond the Group’s knowledge or control, including the duration, severity and geographic scope of an outbreak, such as COVID-19, the availability, widespread distribution and use of safe and effective vaccines and the actions taken to contain its spread and mitigate its public health and economic effects.

The implementation of complex strategic, operational and/or change initiatives gives rise to significant execution risks, which may affect the operational capacity of the Group and may materially and adversely impact the Group if these initiatives fail to meet their objectives

The Group has undertaken a number of, and may from time to time commence, strategic, operational and/or change initiatives. For example, the Group has previously implemented strategic initiatives to effectively integrate the Novartis International A.G. (“Novartis”) and Pfizer consumer healthcare businesses and execute a targeted programme of non-core asset divestments. There may be financial, operational, regulatory, customer and reputational implications if such initiatives fail (either wholly or in part) to meet their objectives, which could place strain on the operational capacity of the Group. The scale and nature of the programmes and management challenges may cause disruption to resourcing through heightened uncertainty, increased workloads and short-term resource stretch, which, in turn, could result in the disruption of business as usual activities. Implementing further strategic, operational and/or change initiatives may amplify these risks. Any disruption caused by, or failure to successfully implement any such initiatives could have a material adverse impact on the Group’s ordinary course business and, consequently, its financial condition, results of operations and prospects, or otherwise harm the Group’s reputation.

The Group’s business is affected by seasonality, which could have a negative impact on the Group’s financial condition

Portions of the Group’s business are seasonal. This is driven by seasonal demand for certain products, including its cough, cold and flu, allergy and decongestant products, such as Theraflu and Robitussin. In respect of such products, if the seasonal effects which help to deliver performance are negatively impacted, including due to unfavourable economic conditions, this could have a material adverse effect on the Group’s financial condition

Confidential Treatment Requested by DRVW 2022 Limited

and results of operations for the entire year. Government measures imposed in response to COVID-19, such as lockdowns and social distancing restrictions, have tempered the usual seasonal spikes in the incidence of flu and cold, thus reducing demand for the Group’s cold and flu product lines during FY 2021. Because of quarterly fluctuations caused by these and other factors, comparisons of the Group’s operating results across different fiscal quarters may not be accurate indicators of the Group’s future performance.

The Group may not successfully acquire and integrate other businesses, licence rights to technologies or products, form and manage alliances, or divest businesses

The Group may decide in the future to pursue acquisitions, technology licensing arrangements, strategic alliances or divestitures as part of its business strategy. The Group may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, the Group may be subject to regulatory constraints or limitations or other unforeseen factors that prevent it from realising the expected benefits of such transactions. Even if the Group is successful in completing an acquisition, the products, intellectual property and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. The Group may be unable to integrate acquisitions successfully into its existing business, and the Group may be unable to achieve expected operating margin improvements, synergies or efficiencies. The Group could also incur or assume significant debt and unknown or contingent liabilities in connection with acquisitions. The Group’s reported operating results could be negatively affected by acquisition or disposition-related charges, amortisation of expenses related to intangibles and charges for impairment of long-term assets. The Group may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, licences or other alliances, including claims from terminated employees, customers or third parties, and the Group may be liable for future or existing litigation and claims related to the acquired business, disposition, licence or other alliance because either the Group is not indemnified for such claims or the scope or availability of indemnification is limited. These effects could cause the Group to incur significant expenses and could materially and adversely affect the Group’s business, results of operations and financial condition.

The Group’s leverage and debt service obligations could materially and adversely affect its business, financial condition or results of operations

Prior to the date of this registration statement, the Group has incurred financial indebtedness in order to fund the Pre-Demerger Dividend. As a result, the Group has higher leverage levels than is reflected in the Group’s longer-term strategy and has significant debt service obligations. The Group’s longer-term strategy to improve its financial risk profile, including by reducing levels of indebtedness, may not be successful.

As at 31 December 2021, the Group had total debt (defined as the sum of current and non-current financial liabilities) of £             and net debt (defined as the sum of current and non-current financial liabilities less cash and cash equivalents and current short-term interest-bearing investments) of £             .

It is expected that as at the date of this registration statement, the Group will have the following financial indebtedness outstanding:

•

£             for the purpose of funding the Pre-Demerger Dividend, which it is anticipated will be raised through the issuance of US dollar, euro and sterling denominated bonds and/or through bank loans, with the type and currency of borrowings to be determined based on market conditions at the time. To the extent that bonds are issued, these may be offered pursuant to private placement exemptions in certain jurisdictions or pursuant to a Euro Medium Term Note Programme to be established by members of the Group (the “Programme”). It is expected that any bonds which are issued prior to the

Demerger would benefit from a temporary guarantee provided by GSK, which would cease to be effective immediately prior to Separation and would be replaced by a guarantee from the Company at such time;

Confidential Treatment Requested by DRVW 2022 Limited

•	£ and $ pursuant to working capital arrangements, which it is expected will take the form of commercial paper programmes and revolving credit facilities agreements.

Following payment of the Pre-Demerger Dividend, £             of the proceeds of the debt raised by members of the Group will have been distributed out of the Group, with no recourse, to GSK and Pfizer and none of the Group’s debt will continue to benefit from guarantees provided by GSK (if any).

The degree to which the Group is leveraged could have important consequences to the Group’s business, including, but not limited to:

•	increasing the Group’s vulnerability to, and reducing its flexibility to respond to, a downturn in the Group’s business or general adverse economic and industry conditions;

•	limiting the Group’s ability to obtain additional financing in the longer term;

•

requiring the dedication of a [substantial portion] of the Group’s cash flow from operations to the payment of interest on the Group’s indebtedness and the repayment of principal, thereby reducing the availability of such cash flow to fund capital expenditures, dividends, joint ventures, acquisitions or other general corporate purposes;

•	increasing the cost of future borrowings for the Group;

•

a downgrade in the Group’s credit rating, which may, in turn, increase the cost of the Group’s financing arrangements and make it difficult for the Group to access financing on commercially acceptable terms or at all;

•	limiting the Group’s flexibility in planning for, or reacting to, changes in the Group’s business and the competitive environment and the industry in which it operates; and

•	placing the Group at a competitive disadvantage as compared to some of its competitors, to the extent that they are not as highly leveraged.

Any of these or other consequences or events could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, the Group may incur substantial additional indebtedness in the future. It is expected that the Group will establish the Programme, whether prior to or after completion of the Demerger, under which the relevant issuing entities will have capacity to issue up to £             in principal amount of notes which could further increase the Group’s leverage and financial indebtedness. Depending on the terms of the financing instruments entered into, the covenants in such financing instruments may not prohibit the [Company] or its subsidiaries from incurring more indebtedness. If new debt is added to the Group’s current debt levels, the risks that it now faces could intensify. The incurrence of additional indebtedness would increase the leverage-related risks described herein and would increase the risk of a downgrade in the Group’s credit rating.

The Group’s business and results of operations are affected by fluctuations in interest rates

The Group is subject to risk from financial instruments that bear interest at floating rates, including pursuant to the terms of any floating rate external borrowings of the Group which were used to fund the Pre-Demerger Dividend (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources and Indebtedness”) and any borrowings under any syndicated revolving credit facility of the Group. These interest rates could rise significantly in the future, thereby increasing the Group’s interest expenses associated with these obligations and reducing cash flow available for other purposes.

The Group may hedge a portion of the interest rates on its financial instruments with the aim of achieving an appropriate balance of fixed-rate and floating-rate exposures. However, it may not be able to replace or extend

Confidential Treatment Requested by DRVW 2022 Limited

such hedges on terms that are acceptable to the Group, or at all, and either the Group’s overall strategy or any individual hedge may not be fully effective, which would expose the Group to interest rate risk.

Goodwill and indefinite-life intangible assets are a material component of the Group’s balance sheet and impairments of these assets could have a significant impact on its results

The Group has recorded a significant amount of goodwill and indefinite-life intangible assets, representing £                 million as of 31 December 2021, on its balance sheet. The Group tests the carrying values of goodwill and indefinite-life intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. While we have concluded that the Group’s goodwill and indefinite-life intangible assets are not impaired, future events could cause us to conclude that the goodwill associated with a given segment, or one of the Group’s indefinite-life intangible assets, may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on the Group’s results of operations and financial condition.

Risks Relating to Changes in Law and the Political and Economic Environment, Regulation and Legislation

The Group’s business is subject to legal and regulatory risks in all the markets in which it operates, which may have a material adverse impact on the Group’s business operations and financial condition

The Group’s business is subject to extensive legal and regulatory requirements in all the markets in which it operates. Such legal and regulatory requirements apply to most aspects of the Group’s products, including their development, ingredients, formulation, manufacture, packaging content, labelling, storage, transportation, distribution, export, import, advertising, promotion beyond therapeutic indications, sale and environmental impact. Many different governmental and regulatory authorities in the Group’s markets regulate and have jurisdiction over different aspects of the Group’s business activities. In addition, the Group’s selling practices are regulated by competition law authorities in the UK, as well as in the EU, the USA and other markets.

For example, in China, where the Group has significant sales and operations, governmental authorities introduced changes in regulations relating to registrations of all generic medicines (including OTC products) and recently introduced changes for oral health products. These affect both new and existing products and impose increased data submission requirements for products the Group markets in China. There is a risk that commercialisation of certain products of the Group may be restricted in China if the Group is unable to comply with these regulatory changes on the required timetable.

New or more stringent legal or regulatory requirements, or more restrictive interpretations of existing requirements, could materially and adversely impact the Group’s business, results of operations and financial condition. For example, regulators have decided, and might decide in the future, that certain products of the Group should be prescription only or otherwise reclassified, resulting in new regulations and laws, including in respect of claims, becoming applicable to such products.

Because of the Group’s extensive international operations, the Group could be materially and adversely affected by violations of worldwide anti-bribery laws, including those that prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business, such as the US Foreign Corrupt Practices Act, the UK Bribery Act 2010, and other laws that prohibit commercial bribery. Additionally, in certain jurisdictions, the Group’s engagement with healthcare professionals and other external leaders is subject to applicable restrictions. While the Group’s policies mandate compliance with such laws, the Group cannot provide assurance that the Group’s internal control policies and

Confidential Treatment Requested by DRVW 2022 Limited

procedures will always protect the Group from reckless or criminal acts committed by its employees, joint venture partners or agents. Violations of these laws, or allegations of such violations, could disrupt the Group’s business and materially and adversely affect its reputation and the Group’s business, prospects, results of operations and financial condition.

While it is the Group’s policy to comply with all legal and regulatory requirements applicable to the Group’s business, there can be no guarantee that the Group will always achieve full compliance and a finding that the Group is in violation of, or out of compliance with, applicable laws or regulations could subject the Group to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could materially and adversely affect the Group’s business, results of operations and financial condition. Even if a claim is unsuccessful, is without merit or is not fully pursued, the cost of responding to such a claim, including management time and out-of-pocket expenses, and the negative publicity surrounding such assertions regarding the Group’s products, processes or business practices could materially and adversely affect the Group’s reputation, brand image and the Group’s business, prospects, results of operations and financial condition.

The Group faces risks relating to the regulation and perception of the ingredients it uses in its products, which could materially and adversely impact the Group’s business, prospects, financial condition and results of operations

Regulatory bodies and consumer groups may, from time to time, request or conduct reviews of the use of certain ingredients that are used in manufacturing the Group’s products, the results of which may have a material adverse effect on the Group’s business as the Group may need to reformulate its products. For example, certain materials in consumer products are under scrutiny in the EU, such as Titanium Dioxide, Synthetic Amorphous Silica and Nitrosamines. If the result of such reviews is an inability to use or restrictions on the use of certain ingredients and/or any requirement for remedial action, the Group may incur significant additional costs and/or need to invest substantial resources to make formulation adjustments to its products. Additionally, the Group may be adversely affected by the findings and any remedial actions resulting from the EU’s ongoing investigations into the impact of pharmaceuticals in the environment, such as the levels of diclofenac measured in water in the EU.

While the Group monitors and seeks to respond to and address the impact of any emerging regulatory and legislative developments, new or more stringent ingredient legislation could have a negative impact on the Group’s business, undermine the Group’s reputation and goodwill and affect consumer demand or trade customer demand for products containing such ingredients. If the Group voluntarily removes, or is required to remove, certain ingredients from its products, it may not be able to develop an alternative formulation, successfully modify its existing products or obtain necessary regulatory approvals on a timely basis, or at all, which could materially and adversely impact the Group’s business, prospects, financial condition and results of operations.

Litigation, disputes and regulatory investigations may materially and adversely affect the Group’s business, financial condition, results of operations and prospects

The Group is, and may in the future be, subject to legal proceedings, disputes and regulatory and governmental investigations in various contexts, including consumer fraud actions, competitor and regulatory challenges to product and marketing claims, competition law investigations, product liability and quality claims, human resources claims, contractual disputes and other disputes or claims arising in the ordinary course of its business operations. These legal actions, disputes and investigations may relate to aspects of the Group’s businesses and operations that are specific to the Group, or that are common to companies that operate in the Group’s markets, and this risk may be enhanced in circumstances where the Group is operating in new markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by the Group, and may be class actions.

Confidential Treatment Requested by DRVW 2022 Limited

For example, in the USA, the Group is a defendant in ongoing proton pump inhibitor (“PPI”) litigation, in which plaintiffs have alleged that their use of PPIs caused serious bodily injuries. The Group has filed motions to dismiss several hundred cases, but the court has not yet ruled on those motions. In addition, in 2013, GlaxoSmithKline Consumer Healthcare GmbH & Co. KG and other members of a German trademark association were fined by the Federal Cartel Office of Germany, as a result of the exchange of certain information during meetings from 2004 to 2006. Following the fine, the Group has become party to several civil proceedings in Germany for follow-on damages. An adverse outcome in such proceedings (or any other related proceedings) may have a material adverse effect on the Group’s business, reputation, results of operations and financial condition.

Although the Group has developed and implemented a set of standards, controls, and policies and procedures that are highly tailored to the specific requirements of the Group and the regulatory regimes of the jurisdictions in which it operates, there is no guarantee that those standards, controls, and policies and procedures will totally shield the Group from liability, and the Group remains exposed to the risk of potential civil and/or criminal actions leading to damages, fines and sanctions. For example, the risk of consumer fraud class actions, competitor, regulatory and governmental challenges to product and marketing claims, and product liability lawsuits remains significant. Governmental agencies such as the FTC are very active in oversight of consumer products as they seek to prevent consumer fraud. The FTC may have changing enforcement priorities in this area, for example, the use of expert endorsements/testimonials, COVID-19-related marketing claims, all-natural marketing claims and environmental marketing claims. Consumer fraud actions, and competitor, regulatory and governmental challenges to product and marketing claims, and class-action lawsuits affecting the Group have the potential to do significant damage to the Group’s reputation and materially and adversely affect the results of its operations and financial condition.

Given the large or indeterminate amounts of damages sometimes sought by claimants, other sanctions that might be imposed (including the Group no longer being able to use key claims) and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome to any litigation, dispute, government or regulatory investigation could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. At 31 December 2021, the Group’s aggregate provision for legal and other disputes (excluding tax matters), was £            .

The Group’s business is subject to market fluctuations and general economic conditions, each of which may materially and adversely affect the Group’s business, financial condition, results of operations and prospects

Uncertainty, fluctuations or negative trends in the international economic climate could have a material adverse effect on the Group’s business and profitability. There will be market fluctuations and economic factors that will be beyond the Group’s control, but that will have the potential to materially and adversely affect its business, revenue, financial condition and operating results.

Such factors include: (i) inflation or deflation; (ii) changes in government, fiscal and monetary policies; (iii) changes in the financial standing of the Group’s customers, suppliers and consumers, including levels of employment, real disposable income, salaries and wage rates; (iv) consumer confidence and consumer perception of economic conditions; (v) retailers’ perception of consumer spending habits; (vi) technological change; (vii) exposure to possibly adverse governmental or regulatory actions in countries where the Group operates or conducts business; (viii) levels of volatility in global markets; (ix) exposure to the effects of economic sanctions or other restrictive economic measures as a result of the Group’s global presence; and (x) any change or development in global, national or regional economic and political conditions.

Whilst the Group’s diversified geographic presence, product offering and consumer profile may help to mitigate its exposure to risks that are localised or product- or consumer group-specific, there can be no assurance that these risks would arise in such a way. The occurrence of any of these risks could materially and adversely affect the business, revenue, financial condition and operating results of the Group.

Confidential Treatment Requested by DRVW 2022 Limited

The Group faces risks associated with significant international operations, which could negatively impact the Group’s business

The Group operates on a global basis with                 per cent. of the Group’s revenue in FY 2021 originating in markets outside the United Kingdom. While geographic diversity helps to reduce the Group’s exposure to risks in any one country or part of the world, it also means that the Group face risks associated with significant international operations, including, but not limited to:

•

changes in exchange rates for foreign currencies (as set out in “—The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities, which could negatively impact the Group’s financial condition and prospects”);

•

exchange controls, export controls, economic sanctions and other limits on the Group’s ability to import or export raw materials or finished product, including as a result of the COVID-19 pandemic, or to repatriate earnings from overseas;

•

political or economic instability, geopolitical events, environmental events, widespread health emergencies, such as the COVID-19 pandemic or other pandemics or epidemics, natural disasters or social or labour unrest;

•	rising geopolitical trade tensions in the Group’s key markets, such as between the USA, Western Europe and China;

•	changing macroeconomic conditions in the Group’s markets;

•	lack of well-established, reliable and/or impartial legal systems in certain countries where the Group operates and difficulties in enforcing contractual, intellectual property or other legal rights;

•	foreign ownership and investment restrictions and the potential for nationalisation or expropriation of property or other resources;

•

changes to trade policies and agreements and other foreign or domestic legal and regulatory requirements, including those resulting in potentially adverse tax consequences or the imposition of and/or the increase in onerous trade restrictions, tariffs and/or price controls (including requirements to exclusively utilise local manufacturing); and

•	changes to labour laws, travel or immigration restrictions, including as a result of the COVID-19 pandemic or other pandemics or epidemics.

Any or all of the foregoing risks could have a significant impact on the Group’s ability to sell its products on a competitive basis in international markets and may materially and adversely affect its business, prospects, results of operations and financial condition. In addition, a number of these risks may adversely impact consumer confidence and consumption, which could reduce sales volumes of the Group’s products or result in a shift in its product mix from higher margin to lower margin product offerings.

Failure to comply with regulation regarding the use of personal data could lead to significant fines and regulatory action against the Group

The Group is subject to regulations in the jurisdictions in which it operates regarding the use of personal data. The Group collects and processes personal data from its consumers, customers, business contacts and employees as part of the operation of its business, and therefore it must comply with data protection and privacy laws. Those laws generally impose certain requirements on the Group in respect of the collection, retention, use and processing of such personal information. Notwithstanding its efforts, the Group is exposed to the risk that this data could be wrongfully appropriated, lost, disclosed, retained, stolen or processed in breach of data protection laws. In addition, increased regulatory restrictions on the use of cookies may materially and adversely affect the Group’s marketing practices as well as the cost efficiency of such strategies. Failure to operate effective data collection controls could potentially lead to regulatory censure, fines, reputational and financial costs.

Confidential Treatment Requested by DRVW 2022 Limited

Regulation (EU) No 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), as amended (the “EU GDPR” or “GDPR”) (and the GDPR as it forms part of retained EU law in the UK, as defined in the EU (Withdrawal) Act 2018) (“UK GDPR”)), as well as the increased data protection regulation in other jurisdictions, such as the Personal Information Protection Law 2021 in China, the Federal Law No. 152-FZ on Personal Data in Russia, and the California Consumer Privacy Act of 2018 in California, USA, introduced the potential for significant new levels of fines for non-compliance based on turnover. The Group will continue to review and develop existing processes to ensure that customer personal data is processed in compliance with applicable requirements, to the extent that they are applicable, and it may be required to expend significant capital or other resources and/or modify its operations to meet such requirements, any or a combination of which could have a material adverse effect on the Group’s business, financial condition and financial results, or otherwise harm its reputation.

Failure to comply, or the costs of complying, with environmental and health and safety regulations could materially and adversely affect the Group’s operations

The Group is subject to regulation relating to the protection of the environment and health and safety, including regulations governing air emission, effluent discharge, and the use, generation, manufacture, storage, handling and disposal of certain materials. The Group believes that it is in compliance in all material respects with all such laws, rules, regulations and policies applicable to the Group. However, there can be no assurance that the Group will not be required to incur significant costs to comply with such environmental and health and safety laws and regulations in the future. Additionally, failure to manage environmental, health and safety and sustainability risks could lead to significant harm to people, the environment and communities in which the Group operates, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action and damage to the Group’s reputation and could materially and adversely affect the Group’s financial results. Additionally, working conditions in global supply chains are subject to increased scrutiny and growing regulations and legislative requirements, including for companies to evidence their human rights due diligence assessments. Failure to comply with such requirements could result in sanctions, including injunctions, fines, civil liability and exclusion from public procurement being imposed on the Group.

In addition, most product, component and raw material supply chains present a number of potential reputational risks relating to: labour standards; health, safety and environmental standards; raw material sourcing; and the social, ethical and environmental performance of third party manufacturers and other suppliers. The Group mandates minimum requirements regarding these issues, in line with international guidelines, for the Group’s own manufacturing sites, third party manufacturers and suppliers. If it is perceived that the Group is not respecting or advancing the economic and social progress and safety of the local communities it works in, the Group’s reputation could be damaged, which could have a negative impact on the Group’s “social licence to operate,” the Group’s ability to secure new resources and labour and the Group’s financial performance.

Volatility in material and other costs could materially and adversely impact the Group’s profitability

Increases in the costs of and/or a reduction in the availability of materials, including active pharmaceutical ingredients and excipients and raw and packaging material commodities, as well as labour, energy, logistics and other necessary services, such as those seen during the COVID-19 pandemic, may adversely affect the Group’s profit margins. If material and other cost increases continue in the future and the Group is unable to pass along such higher costs in the form of price increases, achieve cost efficiencies, such as in manufacturing and distribution, or otherwise manage the exposure through sourcing strategies, ongoing productivity initiatives and the limited use of commodity hedging contracts, the Group’s business, results of operations and financial condition could be materially and adversely impacted. In addition, even if the Group were able to increase the prices of its products in response to material and other cost increases, the Group may not be able to sustain the price increases. Also, sustained price increases may lead to declines in sales volumes as competitors may not

Confidential Treatment Requested by DRVW 2022 Limited

adjust their prices or consumers may decide not to pay higher prices, which could lead to sales declines and loss of market share and could materially and adversely affect the Group’s business, results of operations and financial condition.

The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities, which could negatively impact the Group’s financial condition and prospects

As further described in “—The Group faces risks associated with significant international operations, which could negatively impact the Group’s ability to competitively sell its products” above, the Group operates internationally and holds assets, incurs liabilities, generates sales and pays expenses in a variety of currencies other than Pounds Sterling (the currency in which it reports its financial results). The most significant foreign currency exposures are to the USD, Euro, Swiss Franc and Chinese Renminbi, including $                 of USD-denominated debt and €                 of Euro denominated debt incurred by the Group as at 31 December 2021. The Group’s operations outside the United Kingdom generated                 per cent. of revenue in FY 2021.

Fluctuations in exchange rates for foreign currencies have reduced and could continue to reduce the Pounds Sterling value of sales, earnings and cash flows the Group receives from markets outside the United Kingdom, increase its supply costs (as measured in Pounds Sterling) in those markets, negatively impact its competitiveness in those markets or otherwise materially and adversely impact its business or financial condition. The Group’s foreign currency exposure will be greater for so long as the leverage levels of the Group are higher than are reflected in the Group’s longer-term strategy, the success of which cannot be guaranteed. The Group aims to manage this risk through hedging where possible and practical; however, there are risks associated with the use of hedging instruments (including derivative financial instruments). While limiting to some degree the Group’s risk from fluctuations in currency exchange, such hedging activities may be ineffective or may not offset more than a portion of the adverse financial effect resulting from variations to such rates. The Group is also exposed to counterparty credit (or repayment) risk in respect of counterparties to hedging contracts.

To the extent any hedging activities of the Group are wholly or partially ineffective, or to the extent a hedging counterparty fails to meet its obligations under any hedging agreement, this could result in losses which could have a material adverse effect on the Group’s business, results of operations and financial condition.

Determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax

The Group has a significant exposure to business operations which are subject to taxation across multiple jurisdictions. The worldwide nature of the Group’s operations means that intellectual property, R&D and manufacturing operations are centred in a number of locations. A consequence of this is that the Group’s cross-border supply routes, which are necessary to ensure supplies of healthcare products into numerous end markets, can be subject to complex tax laws and can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. Additionally, the Group is subject to many different forms of taxation within any given jurisdiction in which it operates (including, but not limited to, corporate income taxes, value added taxes, property taxes and social security and other payroll taxes) and many tax regimes—domestically as well as cross-border—are increasingly complex (such that the proper interpretation and application of tax laws is not always clear). This means that the Group may be subject to domestic and cross-border tax authority disputes (potentially including disputes between tax authorities), which could result in the payment of additional amounts of tax. Such potential disputes and the resulting payment obligations could have a material and adverse effect on the Group’s business, results of operations and financial condition.

Confidential Treatment Requested by DRVW 2022 Limited

The Company is a foreign private issuer and, as a result, it is not subject to US proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a US domestic public company

The Company is a “foreign private issuer,” as such term is defined under the Exchange Act. As a foreign private issuer under the Exchange Act, the Company is exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorisations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while US domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and US domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

In addition, as a foreign private issuer, the Company will also be entitled to rely on exceptions from certain corporate governance requirements of the NYSE. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If the Company loses its foreign private issuer status in the future, it may incur significant additional expenses which could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition

The Company is a “foreign private issuer,” as such term is defined under the Exchange Act, and, therefore, the Company is not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. See “—The Company is a foreign private issuer and, as a result, it is not subject to US proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a US domestic public company.” Under the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to the Company on 30 June 2022.

In the future, the Company would lose its foreign private issuer status if a majority of its shares are owned by US residents and: (i) a majority of its directors or executive officers are US citizens or residents; (ii) more than 50 per cent. of the Company’s assets are located in the USA; or (iii) the Company’s business is administered principally in the USA. As of 31 December 2021,              per cent. of the Company’s assets were located in the USA. The regulatory and compliance costs to the Company under US securities laws as a US domestic issuer may be significantly more than costs the Company incurs as a foreign private issuer. If the Company is not a foreign private issuer, the Company will be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. The Company would also have to mandatorily comply with US federal proxy requirements, and its executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act and would be required under current SEC rules to prepare its financial statements in accordance with US generally accepted accounting principles and modify certain of its policies to comply with corporate governance practices associated with US domestic issuers. Such conversion and modifications will involve additional costs. In addition, the Company may

Confidential Treatment Requested by DRVW 2022 Limited

lose its ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers. Such transition and modifications would involve additional costs and may divert the Company’s management’s attention from other business concerns, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks Relating to the Separation

The Group may fail to realise any or all of the anticipated benefits of the Separation

The extent to which the anticipated benefits of the Separation, including, among others, the creation of a standalone public company with a leadership team with independent control of its strategy and capital allocation decisions and the maximisation of shareholder value, may be realised, is subject to a number of factors, including many which are outside of the Group’s control. There can be no guarantee that the anticipated benefits of the Separation will be realised in full or in part, or as to the timing when any such benefits may be realised. Failure to realise the anticipated benefit of the Separation, in full or in part, or in a timely manner, could result in a delay in the execution of the strategic objectives of the Group and/or have a disruptive effect on the Group’s management and employees. This could in turn have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

The Company will incur new costs in its transition to a standalone public company and its management team will be required to devote substantial time to new compliance matters

As a standalone public company, the Company will incur additional legal, accounting, financing and other expenses, including the costs of recruiting and retaining non-executive directors, costs resulting from public company reporting obligations and the rules and regulations regarding corporate governance practices, including the listing requirements of the LSE and the NYSE. There can be no assurance that, under a changed Board structure and ownership, and in an environment where it is subject to greater scrutiny and disclosure requirements, the Group will be able to manage its operations in the same manner as it has done as part of the GSK Group (see also “—Following the Separation, the Company will need to operate as an independent publicly listed company and the Group could fail to meet the challenges involved in operating successfully as a standalone business”).

In particular, the Group will be subject to increased regulatory obligations as a result of being listed, and its management team will need to devote a substantial amount of time to ensure that the Group complies with all of these requirements. The implementation of new policies and procedures at the Group could require significant time and energy that would otherwise be devoted to the business’ operating activities and strategy. In addition, the reporting requirements, rules and regulations will increase the Group’s legal and financial compliance costs and make some activities more time-consuming and costly.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as regulations subsequently adopted by the SEC and the NYSE, has imposed various requirements on public companies, including rules regarding corporate governance practices. Sarbanes-Oxley requires, among other things, that the Group maintain and periodically evaluate its internal controls over financial reporting and disclosure controls and procedures. The Group and its management team will have to perform system and process evaluation and testing of their respective internal controls over financial reporting to allow them and the Group’s reporting accountants to report on the effectiveness of the Group’s internal controls over financial reporting, as required by section 404 of Sarbanes-Oxley.

The Group currently tests its internal controls over financial reporting on a regular basis, in accordance with the financial reporting practices and policies of the GSK Group. However, doing so as a standalone entity may require the Group’s management team and other employees to devote a substantial amount of time to comply with these requirements and also increase the Group’s legal and financial compliance costs. In particular, compliance with section 404 of Sarbanes-Oxley after Separation will require additional expenses and management efforts.

Confidential Treatment Requested by DRVW 2022 Limited

Following the Separation, the Company will need to operate as an independent publicly listed company and the Group could fail to meet the challenges involved in operating successfully as a standalone business

Following the Separation, the Company will need to operate as an independent publicly listed company.

The Group’s operations have historically benefited from certain GSK central office resources, including, among other things, access to its larger finance and treasury, corporate secretariat, legal, procurement, information technology, investor relations and human resources teams. The Group has also benefited from negotiated arrangements with third-party suppliers, distributors, licensors, lessors, other business partners and/or counterparties as part of the larger GSK Group. It cannot be assured that the Group will be able to maintain such arrangements or replace them on similar terms.

Following the Separation, the Group will take on additional responsibility for these activities and, in preparation, it has enhanced its standalone arrangements in a wide range of areas, including finance and treasury, corporate secretariat and investor relations. Further, the Group will continue to have access to certain resources of the GSK Group under the terms of the Transitional Services Agreement (see “—For a period following the Separation, the Company will be reliant on the GSK Group for the provision of certain services and any disruption to such services could be costly and materially and adversely affect the Group’s business, results of operations, financial conditions and prospects” below).

However, there remains a risk that the Group could suffer operational difficulties without access to the support and services from GSK following the Separation, which could have a material adverse effect on the Group’s business. These challenges include (i) demonstrating to interested parties that the Separation will not result in adverse changes in standards of business and impairment of relationships with consumers, customers, regulators or employees; (ii) retaining key personnel; (iii) distraction of management; (iv) difficulty in marketing and communicating effectively the capabilities of the Group as a standalone business; and (v) successfully negotiating the rebranding exercise such that consumers accept the new branding under the Company name. Furthermore, there remains a risk that operating as an independent group may reduce the Group’s flexibility to deal with unexpected events and require additional resources.

In addition, there is a risk that the actual costs of the standalone arrangements could be higher than expected, that there could be unanticipated dis-synergies and/or that the Group will need to further invest in new services and functions. These risks, individually or together, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

For a period following the Separation, the Company will be reliant on the GSK Group for the provision of certain services and any disruption to such services could be costly and materially and adversely affect the Group’s business, results of operations, financial conditions and prospects

In connection with the Demerger and Separation, GSK and the Company entered into a Transitional Services Agreement. Services to be procured by the Group under the Transitional Services Agreement include certain information services, back office services and distribution services for a transitional period as required by the Group, of up to a maximum of 24 months following the Demerger (depending on the service and subject to a right to extend for up to a maximum of 12 months in relation to certain services). As the Group does not currently have the capabilities to provide these services internally, on a standalone basis, without third-party support, the Transitional Services Agreement provides contractual protections for the continued provision of these services during the relevant transitional period, absent which the Group would need to procure these services from other third-party providers. As a result, any significant disruption or other issues in the services provided by the GSK Group under the Transitional Services Agreement, even if they give rise to a contractual claim, may cause operational difficulties that could negatively impact the Group’s customer service levels and customer relationships and interruptions to day-to-day operating activities.

Confidential Treatment Requested by DRVW 2022 Limited

Following the transitional periods set out in the Transitional Services Agreement, the Group will be required to provide these services internally or obtain these services from a third-party provider. If the Group does not effectively develop and implement these capabilities, or it is unable to source further arrangements from third-party providers, its business, results of operations, financial condition and prospects could be materially and adversely affected.

Third parties may terminate or seek to modify existing contracts with the Group as a result of the Separation

As part of the Separation, it is intended that the Group or its subsidiaries will become counterparties by assignment and/or novation of a number of contracts of the GSK Group or its subsidiaries, with third party suppliers, distributors, licensors, lessors, other business partners and/or other counterparties. Some of these contracts require the counterparty’s consent to assignment and/or novation. If these consents cannot be obtained, or if a number of these consents remain outstanding following the Separation, the Group may be unable to obtain some of the benefits, assets and/or contractual commitments that are intended to be allocated to it as part of the Separation. In addition, certain agreements require amendment or renegotiation to the extent that the counterparty will continue to receive or provide services from or to the Group. Counterparties may seek to renegotiate the contracts on terms less favourable to the Group.

In addition, some of the contracts to which the Group is, or following Separation will be, a party contain “change of control” or similar clauses that allow the counterparty to terminate or change the terms of their contract as a result of the Separation, or may otherwise enable the counterparty to seek to modify the terms of the existing contract. This is especially relevant for contracts with longer contractual terms. There can be no assurance that the Group will be able to contract on the same terms as the GSK Group has done prior to the Separation.

If a large number of third party consents cannot be obtained, or the terms of such contracts are modified in a manner that is adverse to the Group, its business, results of operations, financial condition and prospects could be materially and adversely affected.

GSK and Pfizer may compete with the Group

GSK and Pfizer will not be restricted from competing with the Group in the consumer healthcare business, including as a result of acquiring a company that operates a consumer healthcare business. Due to the significant resources of GSK and Pfizer, including brand recognition, financial resources and know-how resulting from the previous management of the Group’s business, GSK and Pfizer could have a significant competitive advantage over the Group should they decide to engage in the type of business the Group conducts, which may materially and adversely affect the Group’s business, results of operations and financial condition.

If the Demerger does not qualify for its intended US tax treatment, GSK’s US shareholders could incur significant costs

The rules for determining whether a distribution such as the Demerger qualifies for tax-free treatment for US federal income tax purposes are complex and depend on all the relevant facts and circumstances. GSK intends for the Demerger to qualify as a tax-free reorganisation under sections 368(a)(1)(D) and 355 of the US Internal Revenue Code of 1986, as amended (the “Code”). GSK has applied for an IRS ruling confirming such qualification, except with respect to certain requirements under section 355 on which the IRS does not rule (each, a “No-Rule Requirement”), and expects to receive a tax opinion from KPMG LLP that the Demerger should satisfy the relevant No-Rule Requirements (the receipt of such IRS ruling or tax opinion not being a condition to the Demerger).

Confidential Treatment Requested by DRVW 2022 Limited

The IRS ruling and the tax opinion will be subject to customary qualifications and assumptions, and will be based on factual representations and undertakings. The failure of any factual representation or assumption to be true, correct and complete in all material respects, or any undertakings to be fully complied with, could affect the validity of the IRS ruling and the tax opinion. Moreover, the tax opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions set forth in the tax opinion.

If the Demerger were determined not to qualify for non-recognition of gain or loss under section 355 and related provisions of the Code, then if you are a US Holder (as defined below in “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations”) who receives CH Shares in the Demerger, generally you would be treated as receiving a distribution in an amount equal to the fair market value of the CH Shares received. The distribution would be treated as a taxable dividend to the extent of your share of GSK’s current or accumulated earnings and profits (as determined for US federal income tax principles). GSK does not calculate its earnings and profits under US federal income tax principles; you should therefore expect that the distribution of CH Shares would be reported as a dividend for US federal income tax purposes. See below in “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations.”

Risks Relating to the CH Shares and CH ADSs

There is no existing market for the CH Shares and the CH ADSs and an active trading market for the CH Shares and the CH ADSs may not develop or be sustained

Prior to admission to trading, there has been no public trading market for the CH Shares and the CH ADSs. Although the Company intends to apply to the FCA for admission to the premium listing segment of the Official List, intends to apply to the LSE for admission to trading on its main market for listed securities and also intends to list the ADSs on the NYSE, the Company can give no assurance that an active trading market for the CH Shares and the CH ADSs will develop or, if developed, could be sustained following the completion of Separation. If an active trading market is not developed or maintained, the liquidity and trading price of the CH Shares and the CH ADSs could be materially and adversely affected.

The Pfizer Group will retain a significant interest in the Company immediately after Separation and its interests may differ from those of the other holders of the CH Shares and the CH ADSs

The Pfizer Group will retain a significant interest in the Company immediately after Separation, including 32 per cent. of the CH Shares and thus of the voting rights of the Company. As a result, the Pfizer Group will possess sufficient voting power to exercise significant influence over all matters requiring shareholder approval, including the election or removal of directors and advisers, the declaration of dividends, whether to accept the terms of a takeover offer and other matters to be determined by the CH Shareholders.

In addition, the Pfizer Group will have the right to nominate two persons to be appointed to the Board as representative directors for so long as it continues to hold 20 per cent. or more of the CH Shares in issue and a right to nominate one person to be appointed to the Board as a representative director for so long as it continues to hold less than 20 per cent. but at least 10 per cent. of the CH Shares in issue. In exercising its voting rights, the Pfizer Group may be motivated by interests that differ from those of the other holders of the CH Shares and the CH ADSs and the interests of the Pfizer Group could conflict with or differ from the Company’s interests. The Company entered into an agreement to regulate its relationship with the Pfizer Group following Separation and, in particular, to help ensure that the Company will be capable of operating and making decisions for the benefit of CH Shareholders as a whole and independently of the Pfizer Group following Separation (the “Pfizer Relationship Agreement”). Notwithstanding the Pfizer Relationship Agreement, the concentration of ownership in the Pfizer Group may have the effect of delaying, deferring or preventing a change of control of the Company or impeding a merger, takeover or other business combination which may otherwise be favourable for the Company or the Group. This in turn could have a material adverse effect on the trading price of the CH Shares and the CH ADSs.

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So long as the Pfizer Group continues to own, whether directly or indirectly, a significant amount of the equity of the Company, the Pfizer Group will continue to be able to substantially influence the Group’s ability to enter into any corporate transactions.

There can be no assurance that dividends will be paid to holders of CH Shares and CH ADSs

The Company may determine not to pay dividends. If it determines that it will pay dividends, there can be no assurance that it will be able to pay dividends in the future. Under UK company law, a company can only pay cash dividends to the extent that it has distributable reserves and cash available for this purpose. As a holding company, the Company’s ability to pay dividends in the future will be affected by a number of factors, including having sufficient distributable reserves (see also “—The Group’s leverage and debt service obligations could materially adversely affect its business, financial condition or results of operations” above) and its ability to receive sufficient dividends from subsidiaries.

The ability of companies within the Group to pay dividends and the Company’s ability to receive distributions from its investments in other entities are subject to restrictions, including, but not limited to, the existence of sufficient distributable reserves and cash (see also “—The Group’s leverage and debt service obligations could materially adversely affect its business, financial condition or results of operations” above). Any of the foregoing could have a material adverse impact on the market price of the CH Shares and the CH ADSs.

The market price of the CH Shares and the CH ADSs may fluctuate

Holders of the CH Shares and the CH ADSs should be aware that the value of an investment in the Group may fluctuate and can be highly volatile. The price at which CH Shares and CH ADSs may be quoted and the price which investors may realise for their CH Shares and CH ADSs will be influenced by a large number of factors, some specific to the Group and its operations, and some which may affect the Group’s industry as a whole, other comparable companies or publicly traded companies as a whole.

The sentiments of the public market regarding the Separation will be one such factor. Following admission of the CH Shares and the CH ADSs to trading, there may be a period of relatively high-volume trading in the CH Shares and the CH ADSs as the Company’s shareholder register finds its natural composition. For example, the CH Shares and the CH ADSs may become less attractive to certain classes of investors. The Company is unable to predict whether substantial amounts of the CH Shares and the CH ADSs will be sold in the open market following admission to trading. Sales of a substantial number of the CH Shares and the CH ADSs in the public market after admission to trading, or the perception that these sales might occur, could depress the market price of the CH Shares and the CH ADSs. See also “—Future sales of CH Shares and CH ADSs, or the perception such sales might occur, could depress the market price of the CH Shares and the CH ADSs” below.

This potential factor, together with other factors including the actual or anticipated fluctuations in the financial performance of the Group and its competitors, market fluctuations and/or those factors generally affecting consumers could lead to the market price of the CH Shares and the CH ADSs fluctuating.

Future sales of CH Shares and CH ADSs, or the perception such sales might occur, could depress the market price of the CH Shares and the CH ADSs

Immediately after Separation, GSK will hold approximately              per cent. of the Company’s issued share capital and Pfizer will hold approximately 32 per cent. of the Company’s share capital. Furthermore, as part of certain arrangements pursuant to which GSK will provide additional support to the GSK Pension Scheme, the GSK Pension Fund and the SmithKline Beecham Pension Plan, the SLPs will in aggregate initially hold approximately              per cent. of the total issued share capital of the Company.

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[The CH Shares owned by GSK, Pfizer and the SLPs are subject to certain lock-up restrictions. Following the expiration of the applicable lock-up period [, or the waiver of such lock-up restrictions], GSK, Pfizer and the SLPs will be able to sell their respective CH Shares. During the period immediately prior to, and following the periods of sales restrictions provided for by these lock-up arrangements, the market price for the CH Shares and the CH ADSs may fall in anticipation of a sale of CH Shares. The perception that such sales could occur may also materially and adversely affect the market price of the CH Shares and the CH ADSs. This may make it more difficult for holders of the CH Shares and CH ADSs to sell the CH Shares and the CH ADSs, respectively, at a time and price that they deem appropriate, and could also impede the Company’s ability to issue equity securities in the future.]

The Company may decide to offer additional CH Shares (including in the form of CH ADSs) in the future, diluting the interests of existing holders of CH Shares and CH ADSs and potentially materially and adversely affecting the market price of CH Shares and CH ADSs

Other than in connection with the Separation or pursuant to employee share plans, the Company has no current plans for an offer of shares (including in the form of CH ADSs). However, if the Company decides to offer additional CH Shares (including in the form of CH ADSs) or other securities convertible into CH Shares in the future, including as consideration for any acquisitions, this could dilute the interests of existing holders of the CH Shares and the CH ADSs and/or have an adverse impact on the market price of CH Shares and CH ADSs. An additional offering by the Company, or the public perception that an offering may occur, could have a material adverse impact on the market price of CH Shares and CH ADSs.

Holders of the CH Shares and the CH ADSs may not be able to exercise pre-emption rights or participate in certain future issues of CH Shares

In the case of a future allotment of new CH Shares for cash, existing CH Shareholders have certain statutory pre-emption rights, unless those rights are disapplied by a special resolution of the CH Shareholders at a general meeting. An issue of new CH Shares not for cash or when pre-emption rights have been disapplied could dilute the interests of the then-existing CH Shareholders.

Securities laws of certain jurisdictions may restrict the Company’s ability to allow participation by CH Shareholders in future offerings. In particular, shareholders in the USA and holders of the CH ADSs may not be entitled to exercise these rights, unless either the CH Shares, the CH ADSs and any other securities that are offered and sold are registered under the Securities Act of 1933, as amended (the “Securities Act”), or the CH Shares, the CH ADSs and such other securities are offered pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Company cannot assure prospective investors it will register any such offers or sales under the Securities Act, that any exemption from the securities law requirements would be available to enable US or other CH Shareholders or holders of the CH ADSs to exercise their pre-emption rights or, if available, that the Company will utilise any such exemption.

The ability of holders of the CH Shares and the CH ADSs outside the UK to bring actions or enforce judgments against the Company or the Directors may be limited

The ability of holders of the CH Shares and the CH ADSs outside the UK to bring an action against the Company may be limited under law. The Company is a public limited company incorporated in England and Wales. The rights of holders of the CH Shares are governed by English law and by the articles of association of the Company from time to time (“Articles of Association”). The rights of holders of the CH ADSs are governed by the Deposit Agreement. See “—Holders of the CH ADSs are not treated as holders of the CH Shares” below. The rights of holders of the CH Shares differ from the rights of shareholders in typical US corporations and some other non-UK companies. In particular, English law currently limits significantly the circumstances under which the shareholders of English companies may bring derivative actions. Under English law, in most cases, only the

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Company may be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongful acts committed against it and, generally, neither an individual shareholder, nor any group of shareholders, has any right of action in such circumstances. English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a US company. In addition, it may not be possible for holders of the CH Shares and the CH ADSs outside the UK to enforce any judgments in civil or commercial matters or any judgments in securities laws of countries other than the UK against some or all of the Directors or executive officers of the Company who are resident in the UK or countries other than those in which judgment is made.

CH Shareholders outside the UK may be subject to exchange rate risk

The CH Shares are, and any dividends to be paid in respect of them will be, denominated in Pounds Sterling. An investment in CH Shares by an investor whose principal currency is not Pounds Sterling exposes the investor to foreign currency exchange rate risk. Any depreciation of Pounds Sterling in relation to such foreign currency will reduce the value of the investment in the CH Shares or any dividends in foreign currency terms.

Holders of the CH ADSs are not treated as holders of the CH Shares

Holders of the CH ADSs are not treated as holders of the CH Shares, unless they withdraw the CH Shares underlying such CH ADSs in accordance with the Deposit Agreement and applicable laws and regulations. The CH Depositary is the holder of the CH Shares underlying the CH ADSs. Holders of the CH ADSs therefore do not have any rights as holders of the CH Shares, other than the rights that they have pursuant to the Deposit Agreement. See “Item 12. Description of Securities other than Equity Securities—12.D. American Depositary Shares.”

Holders of the CH ADSs will not have the same voting rights as the holders of the CH Shares and may not receive voting materials in time to be able to exercise their right to vote

Except as described in this registration statement and the Deposit Agreement, holders of the CH ADSs will not be able to exercise voting rights attaching to the CH Shares represented by the CH ADSs. Under the terms of the Deposit Agreement, holders of the CH ADSs may instruct the Depositary to vote the CH Shares underlying the CH ADSs. Otherwise, holders of CH ADSs will not be able to exercise their right to vote unless they withdraw the CH Shares underlying CH ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and the Articles of Association. Even so, holders of CH ADS may not know about a meeting far enough in advance to withdraw those CH Shares. If the Company asks for the instructions of holders of the CH ADSs, the Depositary, upon timely notice from the Company, will notify holders of CH ADSs of the upcoming vote and arrange to deliver the voting materials to them. Upon the Company’s request, the Depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that holders of CH ADSs will receive the voting materials in time to ensure that they can instruct the Depositary to vote the CH Shares underlying their CH ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds the CH Shares as of the record date set for such meeting and otherwise complies with our Articles of Association. In addition, the Depositary’s liability to holders of ADSs for failing to execute voting instructions or for the manner of executing voting instructions is limited by the Deposit Agreement. As a result, holders of CH ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the Depositary or us if their CH Shares are not voted as they have requested or if their CH Shares cannot be voted.

Holders of the CH ADSs may be subject to limitations on the transfer of their CH ADSs and the withdrawal of the underlying CH Shares

CH ADSs are transferable on the books of the Depositary. However, the Depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The

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Depositary may refuse to deliver, transfer or register transfers of CH ADSs generally when the Company’s books or the books of the Depositary are closed, or at any time if the Company or the Depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the Deposit Agreement, or for any other reason, subject to the right of holders of CH ADS to cancel their CH ADSs and withdraw the underlying CH Shares. Temporary delays in the cancellation of CH ADSs and withdrawal of the underlying CH Shares may arise because the Depositary has closed its transfer books or the Company has closed its transfer books in connection with voting at a shareholders’ meeting or the payment of a dividend on CH Shares. In addition, holders of CH ADSs may not be able to cancel their CH ADSs and withdraw the underlying CH Shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to CH ADSs or to the withdrawal of CH Shares or other deposited securities. See “Item 12. Description of the Securities other than Equity Securities—12.D. American Depositary Shares.”

Holders of the CH ADSs may not receive distributions on the underlying CH Shares or any value for them if it is illegal or impractical to make them available to holders of the CH ADSs

The Depositary has agreed to pay to holders of CH ADSs any cash dividends or other distributions it or the custodian receives on the CH Shares or other deposited securities after deducting its fees and expenses. Holders of CH ADSs will receive these distributions in proportion to the number of the CH Shares that the respective CH ADSs represent. However, in accordance with the limitations set forth in the Deposit Agreement, it may be unlawful or impractical to make a distribution available to holders of CH ADSs. The Company has no obligation to take any other action to permit distribution on the CH ADSs, the CH Shares, rights or anything else to holders of the CH ADSs. This means that holders of CH ADSs may not receive the distributions the Company makes on the CH Shares or any value from them if it is unlawful or impractical to make them available to holders of CH ADSs. These restrictions may have an adverse effect on the value of the CH ADSs.

Holders of CH ADSs may not be entitled to a jury trial with respect to claims arising under the Deposit Agreement, which could result in less favourable outcomes to the plaintiff(s) in any such action

The Deposit Agreement provides that, to the fullest extent permitted by law, holders of CH ADSs irrevocably waive the right to a jury trial with respect to any claim that they may have against us or the Depositary arising out of or relating to the CH Shares, the CH ADSs or the Deposit Agreement, including any claim under the United States federal securities laws.

If we or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the Deposit Agreement, by a federal or state court in the City of New York, which has exclusive jurisdiction over matters arising under the Deposit Agreement with respect to any legal suit, action or proceeding brought by the holders of CH ADSs against or involving us or the Depositary. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Deposit Agreement and the CH ADSs. It is advisable that you consult your legal counsel regarding the jury waiver provision before entering into the Deposit Agreement.

If you or any other holders or beneficial owners of CH ADSs bring a claim against us or the Depositary in connection with matters arising under the Deposit Agreement or the CH ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to

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such claims, which may have the effect of limiting and discouraging lawsuits against us or the Depositary. If a lawsuit is brought against us or the Depositary under the Deposit Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favourable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Deposit Agreement with a jury trial. No condition, stipulation or provision of the Deposit Agreement or the ADSs serves as a waiver by any holder or beneficial owner of CH ADSs or by us or the Depositary of compliance with any substantive provision of the United States federal securities laws and the rules and regulations promulgated thereunder.

ITEM 4. INFORMATION	ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

The Company was incorporated and registered in England and Wales under the Companies Act 2006 of the UK, as amended, (the “Companies Act”) as a private company limited by shares on 20 October 2021 under the name DRVW 2022 Limited with registered number 13691224. The principal legislation under which the Company operates is the Companies Act and regulations made thereunder. DRVW 2022 Limited will change its name to prior to Separation, and will re-register as a public limited company prior to the UK Admission.

Following the Separation, the principal activity of the Company will be to act as the ultimate holding company of the Group.

The Company is domiciled in England and Wales with its registered and head office at 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom. The telephone number of the Company’s registered office is +44 20 8047 5000 and its website is                 . The information on the Company’s website does not form part of this registration statement.

Transformation of the Group since 2015

The Group has been transformed since 2015 through the successful combination of the legacy GSK consumer healthcare business with the Novartis consumer healthcare business in 2015, and the subsequent combination of this business with the Pfizer consumer healthcare business in 2019, reaching revenue of £             billion in FY 2021. In addition, the Group implemented a targeted programme of non-core brand divestments (with aggregate net proceeds from divested brands of £1.1 billion during the period from FY 2019 to FY 2021) to focus the portfolio on those brands that are best able to leverage the Group’s scale and core capabilities. These transactions also provided a catalyst for a broader transformation of the Group as set out below.

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The key M&A milestones since 2015 in the Group’s business are summarised below:

Legacy GSK consumer healthcare business

Prior to its combination with the Novartis consumer healthcare business in 2015, GSK’s consumer healthcare business was already one of the world’s leading OTC and Oral Health companies with a long heritage in consumer healthcare products dating back to the 18th century, when its founding companies in Britain, the USA and Germany sold herbal products, laxatives, vitamins and soaps.

The Group sold a range of leading OTC brands (including Panadol, Fenbid, Tums and Eno) across Respiratory Health, Pain Relief, Digestive Health, Skin Health and Smokers’ Health, together with a strong portfolio of Oral Health brands (including Sensodyne, Polident and parodontax). Geographically, GSK’s consumer healthcare business had a strong presence in high-growth emerging markets in the Middle East, Africa and Asia, which complemented its businesses in Europe and North America.

Joint venture with Novartis

On 2 March 2015, GSK and Novartis formed a consumer healthcare joint venture to combine the majority of GSK’s consumer healthcare business and all of Novartis’ OTC business (the “GSK/Novartis JV”). Novartis’ business provided GSK with a meaningful incremental presence in OTC, including several major brands, notably Voltaren, Theraflu, Excedrin and Otrivin. The combination added a portfolio of globally recognised consumer-preferred and expert-recommended brands in the Oral Health, Pain Relief, Respiratory Health, Smokers’ Health, Skin Health and Digestive Health categories to the Group’s business. Geographically, Novartis’ presence in Central and Eastern Europe combined with GSK’s strength in these and other emerging markets presented multiple new growth opportunities across the combined portfolio.

On 1 June 2018, GSK bought out Novartis’ 36.5 per cent. stake in the joint venture for cash consideration of $13 billion, enabling GSK to take full operational and strategic control of the business.

Joint venture with Pfizer

On 31 July 2019, GSK completed a transaction with Pfizer to combine substantially all of GSK and Pfizer’s respective consumer healthcare businesses into a new world-leading consumer healthcare joint venture (as further described in see “Item 10.C.—Material Contracts—Pfizer Stock and Asset Purchase Agreement.”

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The transaction, which was transformational to the scale of the Group’s business, brought together two businesses with highly complementary geographic footprints and brand portfolios. While the Group retained its strong European footprint, completion of the transaction also provided the Group with incremental geographical scale in the USA, where it became the leader in OTC/VMS, and in China, where it became the leading OTC/VMS multinational. From a portfolio perspective, the transaction provided the Group with global leadership in the fast-growing VMS market (key brands: Centrum, Caltrate and Emergen-C), as well as a leading presence in the US pain market through the acquisition of Advil, complementing the Group’s existing Pain Relief portfolio under the Panadol, Voltaren, Fenbid and Excedrin brands. Since completion, GSK has owned 68 per cent. of the ordinary shares in CH JVCo, being the entity through which both GSK and Pfizer hold their equity interests in the joint venture and the current holding company of the Group’s business, with Pfizer holding the remaining 32 per cent. of the ordinary shares in CH JVCo. The legacy Pfizer business has now been fully integrated into the Group.

Divestment of non-core brands

Alongside integration of the Pfizer consumer healthcare business, the Group exited approximately 50 non-strategic and growth-dilutive OTC and skincare assets from 2019 to 2021 to raise £1.1 billion of net proceeds. These disposals have helped to enhance the growth profile of the Group, focus the Group’s brand and category profile, and drive further simplification of its operating model.

Transformation of the Group

The transactions summarised above have acted as a catalyst for a much broader transformation of the Group, which is summarised below.

Repositioned portfolio towards growth

The portfolio changes since 2015 have resulted in a group that has been repositioned towards higher, above-market growth. A key element of this transformation was the joint venture transaction with Pfizer, which provided the Group with meaningful incremental scale in the USA and China, and the strength of brands acquired as part of the Pfizer Transaction, such as Centrum and Caltrate, has been a key driver of growth since completion. Overall, the Group increased its presence in the higher-growth VMS category from an immaterial exposure in 2015 to                per cent. of revenue in FY 2021.

Scale and synergies

The Group has been transformed since 2015 through the successful combination of the legacy GSK consumer healthcare business with the Novartis consumer healthcare business in 2015, and the subsequent combination of this business with the Pfizer consumer healthcare business in 2019. The Group achieved annual pre-tax synergies of approximately £1 billion from these transactions by the end of                  , which positioned the Group with competitive margins and the flexibility to selectively reinvest in the business. The integrations have been a catalyst for a major streamlining of the Group across many functions as evidenced, for example, by a reduction in the number of manufacturing sites from 41 (across the GSK, Novartis and Pfizer consumer healthcare businesses) to                  as of                 2022.

Investment in category-leading brands and key data and digital capabilities

Alongside these transactions, and integration and synergy realisation initiatives, the Group has continued to invest in its portfolio of strong brands which have been cultivated over many decades. The average annual brand investment (across advertising and promotion and innovation) in FY 2020 and FY 2021 was £                 billion

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or                per cent. of FY 2021 revenue, which underpins the health, positioning and growth profile of the Group’s brands. In addition, the Group has set up a new data organisation with industry-leading talent, while stepping up digital capabilities across the operations with particular focus on marketing, e-commerce and innovation.

Preparing for a standalone CH with distinctive purpose and culture

On 19 December 2018, GSK announced its intention to separate the Group into a standalone business within three years of completion of the acquisition of the Pfizer consumer health business (which ultimately closed on 31 July 2019). Since then, the Group has commenced a broad range of initiatives to ensure that the Group is able to operate independently of its two corporate owners. As part of this separation process, the Group has also implemented a number of further initiatives to create a distinct business which are already driving increased organisational agility and a more focused culture premised on performance and purpose.

The Demerger and Further Preparatory Steps

On 23 June 2021, GSK announced its intention to effect the separation of the Consumer Healthcare Business by way of a demerger of at least 80 per cent. of GSK’s 68 per cent. holding in the Group. The Demerger is conditional on, amongst other things, the approval of holders of GSK Shares at the GSK General Meeting.

Pursuant to the proposed Demerger, holders of GSK Shares and holders of GSK ADSs at the Record Time will be entitled to receive CH Shares and CH ADSs, respectively. Holders of GSK Shares and GSK ADSs will continue to own their GSK Shares and GSK ADSs, respectively, unless they sell or transfer them in the usual course.

Pursuant to the proposed Demerger and subsequent Share Exchanges described below, the Company will come to own the entire issued share capital of each of GSKCHH and PFCHH which, together, own the entire issued share capital of CH JVCo, the current parent company of the Group.

Current structure of the Group

At present, the structure of the Group is as follows:

The share capital of CH JVCo consists of: (i) 680,000 JVCo A Ordinary Shares of £1 each; (ii) 300,000 non-voting JVCo Preference Shares of £1 each; and (iii) 320,000 JVCo B Ordinary Shares of £1 each. The JVCo

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A Ordinary Shares and JVCo B Ordinary Shares each carry one vote per share. Holders of the JVCo Preference Shares are entitled to 0.01 per cent. of the aggregate amount of any dividends declared by CH JVCo, and are not entitled to any proportion of the assets of CH JVCo available for distribution to shareholders on a return of capital on a winding-up of CH JVCo (excluding any intra-group re-organisation on a solvent basis). All JVCo A Ordinary Shares and JVCo Preference Shares are held by GSKCHH, which is a wholly owned subsidiary of GSK. All JVCo B Ordinary Shares are held by PFCHH. PFCHH is a wholly owned subsidiary of Anacor, and both PFCHH and Anacor are wholly owned by Pfizer.

Accordingly, the share capital of CH JVCo is held as follows:

Shareholder	Class	Number of shares	Voting rights

GSKCHH	JVCo A Ordinary Shares JVCo Preference Shares		68 per cent. N/A
PFCHH	JVCo B Ordinary Shares		32 per cent.

The share capital of GSKCHH is comprised of three classes of shares: (i) GSKCHH A Ordinary Shares; (ii) GSKCHH B Ordinary Shares; and (iii) GSKCHH C Ordinary Shares. At present, all of the GSKCHH A Ordinary Shares and GSKCHH B Ordinary Shares are held by GSK. As part of certain arrangements to fund GSK’s UK pension benefit obligations, on              2022, GSK transferred its entire holding of GSKCHH C Ordinary Shares to the SLPs.

Demerger

The Demerger will be implemented by GSK declaring an interim dividend in specie to be satisfied by: (i) the transfer by GSK of the GSKCHH A Ordinary Shares to the Company, in return for (ii) the issuance of CH Shares by the Company to holders of GSK Shares who are registered on the register of members of GSK (the “Register”) at the Record Time (including the GSK ADS Custodian as a holder of GSK Shares) on the basis of one CH Share for each GSK Share held by such holders of GSK Shares at the Record Time, save that the number of CH Shares to be allotted and issued to each of the four initial shareholders of the Company will be reduced by one CH Share each. In connection with the Demerger, each holder of GSK ADSs as of the Record Time will be entitled to receive [one] newly-issued CH ADS for each GSK ADS held by such holder of GSK ADSs as of the Record Time. The distribution of CH Shares is expected to occur on the UK Distribution Date. The distribution of CH ADSs is expected to occur on ADS Distribution Date.

If you hold GSK Shares or GSK ADSs as of the Record Time, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing GSK Shares or GSK ADSs in order to receive CH Shares or CH ADSs in the connection with the Demerger, except that if you hold GSK ADSs, you will be required to pay an issuance fee of                per CH ADS issued to the CH Depositary in order to receive the CH ADSs.

If you hold GSK Shares

To receive CH Shares in connection with the Demerger, you must hold GSK Shares at the Record Time.

If you hold GSK ADSs

If you hold GSK ADSs at the Record Time, you will be entitled to receive newly-issued CH ADSs in the Demerger. Beginning on the trading day prior to the Record Time and continuing up to and including the trading day that is two trading days prior to the ADS Distribution Date, we expect that GSK ADSs will trade on the “regular-way” market with the entitlement to receive CH ADSs in connection with the Demerger. Beginning on

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the trading day that is two trading days prior to the ADS Distribution Date and continuing up to and including the ADS Distribution Date, we expect that GSK ADSs will trade on the “ex-distribution” market without the entitlement to receive CH ADSs in connection with the Demerger. Therefore, if you sell GSK ADSs on the “regular-way” market, you will also be selling your right to receive CH ADSs in connection with the Demerger. If you own GSK ADSs as of the Record Time and sell or otherwise dispose of your GSK ADSs on the “ex-distribution” market, up to and including the ADS Distribution Date, you will still receive the CH ADSs that you would be entitled to receive in respect of your ownership, as of the Record Time, of the GSK ADSs that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your GSK ADSs prior to the ADS Distribution Date.

Holders of GSK ADSs through DTC

Following its receipt of the CH Shares, the CH Depositary will instruct The Depository Trust Company (“DTC”) to credit your custody account with the whole number of CH ADSs you are entitled to receive in the Demerger and collect from you an issuance fee of US$                per CH ADS issued. Once your custody account is credited, you should be able to commence trading the CH ADSs on the NYSE. The allocation of CH ADSs to your custody account will settle via the DTC system in [two] business days.

If you hold GSK ADSs in a securities account with a financial institution that is a participant in DTC (a “DTC Participant”), the DTC Participant through which you hold your GSK ADSs will allocate the CH ADSs to your broker or other securities intermediary’s account, and your broker or other securities intermediary will credit the number of CH ADSs to which you are entitled to your account and charge your account the issuance fee of $                 per CH ADS issued. Please contact your broker or other securities intermediary for further information about your account and when you will be able to begin trading your CH ADSs.

Registered Holders of CH ADSs

If your GSK ADSs are registered with the GSK Depositary, the CH Depositary will distribute a book entry statement to you. You will be unable to transfer your CH ADSs until you receive this statement.

Suspension of Issuance and Cancellation of GSK ADSs

The GSK Depositary will suspend the issuance and cancellation of GSK ADSs from                 2022 until                 2022. This means that during this time, you will not be able to convert your GSK ADSs into GSK Shares or vice-versa, surrender your GSK ADSs and receive underlying GSK Shares, or deposit your GSK Shares and receive GSK ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your GSK ADSs during this period.

Treatment of Fractional CH ADSs

The Demerger may result in fractional entitlements of CH ADSs for certain holders of GSK ADSs. Fractional CH ADSs will not be distributed. Instead, the CH Depositary will aggregate fractional CH ADSs into whole CH ADSs, sell such whole CH ADSs in the open market at prevailing rates as soon as administratively feasible following the Demerger and distribute the net cash proceeds from the sales pro rata to each GSK ADS holder who would otherwise have been entitled to receive fractional CH ADSs in the distribution.

Listing of CH Shares and CH ADSs

As of the date of this registration statement no public market for the CH Shares or the CH ADSs exists. We intend to apply to list the CH Shares on the main market of the LSE under the ticker symbol “                 .” We intend to apply to list the CH ADSs on the NYSE under the ticker symbol “                 .”

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We expect that the CH Shares will commence trading on a standalone basis on the main market of the LSE at market open on                 2022.

We expect that CH ADSs will commence “regular-way” trading on a standalone basis on the NYSE at market open on                2022. In addition, we expect that CH ADSs will begin trading on a “when-issued” basis on the NYSE from market open on                2022 and continue up to and including the ADS Distribution Date, which we expect to be on or about                 2022. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorised but not yet issued. The “when-issued” trading market will be a market for CH ADSs that will be distributed to holders of GSK ADSs on the ADS Distribution Date. If you own GSK ADSs at the Record Time, you would be entitled to receive CH ADSs in connection with the Demerger. You may trade this entitlement to receive CH ADSs, without trading the GSK ADSs you own, in the “when-issued” market at market open. On the first trading day following the ADS Distribution Date, we expect “when-issued” trading with respect to CH ADSs will end and “regular-way” trading in CH ADSs will begin.

We may use a specialist firm to make a market in the CH ADSs on the NYSE to facilitate sufficient liquidity and maintain an orderly market in CH ADSs throughout normal NYSE trading hours.

The CH ADSs distributed to GSK ADS holders will be freely transferable, except for CH ADSs received by individuals or entities that are our affiliates. Individuals or entities that may be considered our affiliates after the Separation include individuals or entities that control, are controlled by or are under common control with us, as those terms generally are interpreted for US federal securities law purposes. These individuals or entities may include some or all of our directors and executive officers and significant shareholders. Individuals or entities that are our affiliates will be permitted to sell their CH ADSs only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

Share Exchanges

Shortly following completion of the Demerger, the Share Exchanges will occur, under which the Company will come to own the entire issued share capital of GSKCHH and PFCHH, which together own the entire issued share capital of CH JVCo. The purpose of the Share Exchanges is to rationalise the Company’s shareholder structure such that all persons with an interest in the Group do so through holding shares in the Company, as listed parent company, and not further down the Group structure. Accordingly:

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GSK will transfer its entire shareholding of GSKCHH B Ordinary Shares, representing a             per cent. stake in the ordinary share capital of GSKCHH, to the Company in consideration for such number of new CH Shares as is required so that, after completion of the Share Exchanges, GSK will hold CH Shares representing approximately             of the total issued share capital of the Company;

•

each of the SLPs will transfer their respective holdings of GSKCHH C Ordinary Shares, representing             per cent. in aggregate of the ordinary share capital of GSKCHH, to the Company in consideration for such number of new CH Shares as is required so that, after completion of the Share Exchanges, the SLPs will together hold CH Shares representing             per cent. (in aggregate) of the total issued share capital of the Company; and

•

Anacor will transfer its entire holding in PFCHH to the Company in consideration for (i) such number of new CH Shares as is required so that, on UK Admission, Pfizer will hold CH Shares representing             per cent. of the total issued share capital of the Company and (ii)             million Non-Voting Preference Shares.

Immediately following the Anacor Share Exchange described in the third bullet above, Anacor will implement the NVPS Sale by selling its entire holding in the Non-Voting Preference Shares to [a third party bank / service provider].

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Through the Demerger, the Share Exchanges and the NVPS Sale, the share capital of the Company will be held as follows:

Shareholder	Class	Number of shares	Voting rights
Anacor	Ordinary		c.32 per cent.
[Third party bank / service provider]	Non-Voting Preference Shares		N/A
SLPs (Scottish partnerships controlled by GSK)	Ordinary		c. per cent.
GSK	Ordinary		c. per cent.
Other holders of CH Shares (including the CH Shares held by CH ADS Custodian, which includes all CH Shares represented by CH ADSs)	Ordinary		c. per cent.

Pre-Separation borrowings and Pre-Demerger Dividend

As part of the preparation for the Demerger, it is expected that the Group will raise external borrowings in the form of bonds and/or bank loans prior to the date of this registration statement. Any such borrowings would be denominated in US dollars, sterling and euro, with the mix of currencies and the type of borrowings (whether bonds or loans) to be determined based on prevailing market conditions.

To the extent that any bond issuances form part of the funding structure for the Pre-Demerger Dividend, it is anticipated that a range of maturities would apply to such issuances, subject to prevailing market conditions and pricing at the time. It is expected that any bonds issued prior to Separation would benefit from a guarantee provided by GSK, which would cease to be effective immediately prior to the Separation and would be replaced by a guarantee from the Company which would become effective at the time that the GSK guarantee terminates.

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To the extent that bank loan facilities form part of the funding structure for the Pre-Demerger Dividend, it is anticipated that such bank loan facilities would be provided by various relationship banks of the Group. It is expected that CH JVCo would be the borrower in respect of any such bank loan facilities and that the terms of these would include customary covenants and events of default applicable to borrowers with a credit rating in line with that of the Group.

The net proceeds of any bonds issued and/or bank loans borrowed by members of the Group ahead of Separation will be made available to GlaxoSmithKline Consumer Healthcare Finance Limited in order to fund the making of certain upstream loans to wholly-owned subsidiaries of GSK and Pfizer. As such, it is expected that GlaxoSmithKline Consumer Healthcare Finance Limited will make the Proceeds Loans (as defined above) pursuant to the Proceeds Loan agreements.

It is expected that the terms of the Proceeds Loan agreements will require, among other things, that the Proceeds Loans will be repaid in full to GlaxoSmithKline Consumer Healthcare Finance Limited upon notice that the Demerger Resolution (as defined above) has been approved. Following repayment of the Proceeds Loans, the amounts received by GlaxoSmithKline Consumer Healthcare Finance Limited will be made available to CH JVCo in order to fund the Pre-Demerger Dividend.

Capital Expenditures and Divestures

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditure.”

Public Information

See “Item 10. Additional Information—10.H. Documents on Display.”

4.B. BUSINESS OVERVIEW

Item 4.B should be read in conjunction with the section entitled “Presentation of Financial and Other Information—Market and Industry Data” for further information on the use of market and industry data in this registration statement.

Key highlights

We believe that the Group is an exceptional business: a business with significant global scale and reach with leading market share positions, differentiated by its focus on consumer healthcare and driven by its purpose of delivering better everyday health with humanity. Its leading brands are built on science, innovation and human understanding and are trusted by millions of consumers globally.

The Group is a world leader in Consumer Healthcare and is the leading business by sales in OTC medicines, VMS and in Therapeutic Oral Health.1 The Group’s portfolio of category-leading brands includes the world’s number one toothpaste for sensitivity, the world’s leading multivitamin, the world’s leading topical pain relief brand, the world’s leading denture care brand and a broad range of other large-scale, well-known consumer healthcare brands with a leading global or regional presence.

The Group operates in a market that was worth approximately £150 billion in 2020 and is more relevant than ever following the COVID-19 pandemic. Consumers are increasingly conscious of their health and, supported by

[1]

OTC and VMS ranking is on the basis of sales to consumers as reported in Nicholas Hall’s DB6 Consumer Healthcare Database for 2020. Ranking in Therapeutic Oral Health is Company analysis based on sales to consumers as reported in Nielsen and IRI retail sales data for 2020-2021. Therapeutic Oral Health includes therapeutic toothpaste and denture care.

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greater digital resources, are willing to take greater ownership of treatment and prevention. This trend is further accelerated in emerging markets by increasing disposable incomes and a growing middle-class population with a greater willingness to pay for OTC and wellness products. In addition, an ageing population across many countries, drives greater demand for many of the products in the Group’s categories; for example, both tooth sensitivity and the requirement for arthritis pain relief is linked with age. Similarly, many governments, facing pressure on healthcare spending driven by an ageing population have adopted policy measures designed to increase the use of OTC drugs (which are not generally reimbursed by governments) relative to prescription drugs (typically reimbursed). We expect these trends to continue. Underpinned by these and other favourable market factors, we anticipate typical annual market growth of between 3 and 4 per cent. over the medium term.

The Group has a strong footprint in the world’s consumer healthcare markets, including a commercial presence in over [140] countries and a number one or two OTC/VMS market position in countries which represented over 70 per cent. of the world’s OTC/VMS markets by value in 2020. This includes OTC/VMS market leadership in the USA and the leading OTC/VMS multinational position in the high growth markets of China and India.

The Group’s scale and brand portfolio is complemented by its well-developed capabilities in trusted science and human understanding. The Group has a longstanding in-house scientific capability deriving from its pharmaceutical heritage, which allows it to both innovate and build trust through constructive engagement with the scientific community. The Group’s scientific capabilities are combined with a deep understanding of the health needs of its consumers, supported by consumer insights and broad engagement with healthcare professionals. Significantly, the Group engages directly with approximately one third of the approximately 10 million healthcare professionals relevant to its categories. The power of this combination is illustrated by the decade-long double-digit growth of Sensodyne, which has been driven by a combination of driving public awareness of tooth sensitivity as a treatable condition, consumer-centric scientific innovation and the generation of evidence-based claims to support expert recommendations.

The Group has been transformed through the synergistic combination of three leading consumer healthcare businesses since 2015, alongside a targeted programme to optimise its operating model and capabilities for the future. An extensive programme of divestments has sharpened the focus of the business through the divestment of growth-dilutive brands and those outside of its core categories. In addition, the extensive scientific and consumer products experience of its legacy businesses has been significantly enhanced by targeted investment in commercial and scientific capabilities, technologies and facilities, most notably in the digital sphere. The separation of the Group from GSK now offers a number of further intangible benefits, including increased management focus, an infrastructure and organisational design more closely aligned to consumer healthcare requirements, capital allocation priorities tailored to the needs of the business and management incentives which can be focused on the specific priorities of the Group.

Despite the impact of the COVID-19 pandemic, the business delivered organic revenue growth of 2.8 per cent. in FY 20202 and of             per cent. in 2021 whilst successfully integrating the Pfizer consumer healthcare business

[2]

The growth rate as calculated on this basis was negatively impacted by uneven consumer buying patterns in 2020 during the COVID-19 pandemic which coincided with the closing of the Pfizer Transaction. Specifically, the calculation of organic revenue in 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction for the period 1 January 2020 to 31 July 2020 and includes revenue attributable to these brands for the period 1 August 2020 to 31 December 2020. Revenue during the former period was high driven by accelerated consumers purchases at the beginning of the COVID-19 pandemic. Revenue during the latter period was negatively impacted by a reduction in consumer inventories (see “Item 5. Operating and Financial Review—Key factors affecting the Group’s results of operations and financial position—Impact of macroeconomic factors and market trends on discretionary consumer spending,” “Item 5. Operating and Financial Review—Key factors affecting the Group’s results of operations and financial position Impact of COVID-19” and “Item 5. Operating and Financial Review— Results of Operations—Description of the Group’s results of operations”).

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which became part of the Group on 31 July 2019. Over the period 2019 to 2021, the Group achieved an approximate             per cent. improvement in operating profit margin driven by the delivery of integration synergies and operational efficiencies while still increasing investment in its brands and capabilities. This was achieved in spite of adverse currency movements and the dilutive impact of divestments which reduced operating profit margin by             per cent. and             per cent., respectively. Building on this base, the Group has a clear and focused strategy which we believe will drive sustainable above-market medium-term growth and attractive shareholder returns based on four key pillars:

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Driving portfolio growth by increasing household penetration. While the Group’s category-leading brands touch millions of consumers around the world, there remains significant headroom for further penetration[3] across the portfolio. The Group has a clear strategy for driving penetration-led growth with the consumer as its focus and which it plans to accelerate and apply across its broader portfolio.

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Capitalising on new and emerging growth opportunities. The Group plans to build on its significant recent growth in e-commerce, leveraging its rapidly developing capabilities in this area. Additionally, the Group’s brand portfolio, extensive scale and powerful route to market provide the opportunity to expand brands into new markets where it has the reach and scale to succeed. Similarly, the greater size of the combined legacy GSK and Pfizer consumer healthcare businesses in certain markets (relative to the legacy GSK and Pfizer businesses alone) continues to offer the opportunity to scale up key brands which previously lacked local distribution scale. Further opportunities exist in the switch of prescription medicines to OTC status in the USA, an area where the Group has led the market over the last decade, and in accelerating consumer trends such as the growth of the Naturals segment (as defined below), where multiple launches are planned.

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Strong execution and financial discipline. The Group is focused on first class commercial execution, increasingly supported by digital tools. In addition, it has a strong culture of financial discipline and continuous improvement. This combination has allowed it to deliver meaningful margin improvements since 2019, whilst increasing investment in its brands. The Group’s strategy is to build on this track record, maintaining its focus on commercial execution, business optimisation and cost control, thereby enabling it to deliver sustainable moderate margin expansion while continuing to invest for future growth.

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Running a responsible business. Running a responsible business is integral to the Group’s purpose of delivering better everyday health with humanity and the Group believes it is well placed to have a positive impact. The Group’s environmental, social and governance (“ESG”) goals focus on tackling the environmental and social barriers to everyday health and driving health inclusivity through the promotion and delivery of sustainable solutions.

The listing of the Company represents a major milestone for the Group and is the culmination of a seven year journey since the merger of the legacy GSK and Novartis consumer healthcare businesses to create a global leader in consumer healthcare with strong capabilities that is well positioned to benefit from the structural growth in the market.

Market Overview

Consumer Healthcare: a £150 Billion Market

The global consumer healthcare market is one of the largest, most resilient and fastest-growing industries across the FMCG sectors. It is also unique among the standard FMCG sectors in the sense that its definition varies across competitors and common industry data sources. OTC/VMS is a major part of the market and a primary focus of nearly every competitor, currently valued at £126 billion globally with an expected medium-term annual

[3]	Penetration is the proportion of a population (in a defined geographic market or product category) that has purchased the relevant category, brand or product at least once in the stated period.

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growth rate of 3-4 per cent. In addition to OTC/VMS, most peer companies compete in adjacent consumer healthcare markets. For example, the Group and two of its largest consumer healthcare peers compete in Oral Health, currently valued at £25 billion globally, with an expected medium-term annual market growth rate of 3-4 per cent.

Therefore, the Group’s definition of the consumer healthcare market comprises: OTC/VMS and Oral Health, which have an aggregate global market size of approximately £150 billion and an expected medium-term market growth rate of 3-4 per cent. Further information on the Group’s categories is set out in “—The Group’s key categories” below.

The Group’s largest single market is the USA, which is the number one consumer healthcare market globally with £37 billion in revenue in FY 2020, representing approximately a quarter of the global market. The Group also has strong presence across Europe and China, as well as many other higher-growth markets. Higher-growth markets, in particular China, present an attractive opportunity to increase household penetration of the consumer healthcare category.

Key Market Drivers

The market fundamentals shaping future growth in the consumer healthcare market include the five key drivers below.

Increasing focus on health and wellness

In the period prior to the COVID-19 pandemic, global consumers were increasingly taking a more active role in self-management of their health and wellbeing. Since the outbreak of the pandemic, personal healthcare has become even more relevant and this trend has accelerated. 42 per cent. of consumers globally try to make wellness a priority in their day-to-day life, and 79 per cent. think wellness is important. 71 per cent. of consumers place a higher priority on their health than they did two to three years ago, and 70 per cent. anticipate health growing in their list of priorities looking forward.4 This represents an important driver in the growth of self-care and underpins favourable trends for the sector as a whole.

Ageing populations

The proportion of people aged 65 years and over is expected to increase from 9.3 per cent. of the global population in 2020 to 16.0 per cent., or approximately one in six people globally, in 2050.5 This change in demographics brings with it increased need for self-care and preventative care.

[4]	Source: McKinsey & Company, The Future of Wellness H1 2021 Report.
[5]	Source: UN Population Facts, October 2020.

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Emerging middle class

The emerging middle class in high-growth economies has been a long term growth driver for the consumer healthcare market as greater buying power has led to greater per capita usage. Despite the increase in usage, high-growth economies continue to represent a sizeable growth opportunity for the industry: per capita usage for combined OTC/VMS products in the USA was £98 / per capita in 2020; and Western European OTC/VMS usage per capita was £54 in the same period.6 By comparison, per capita usage in higher-growth markets, including China (current OTC/VMS of £18 per capita), Central and Eastern Europe (current OTC/VMS of £32 per capita), India (current OTC/VMS of £2 per capita) and Latin America (current OTC/VMS of £11 per capita),7 is still relatively low, which presents an attractive opportunity to increase household penetration of the consumer healthcare category.

Growing self-care in the face of increasing pressure on public health systems

Prior to the COVID-19 pandemic, pressure on public health had been rising over the long term. In 2018, global spending on health reached $8.3 trillion, or 10 per cent. of global GDP, growing slightly below GDP for the first time in five years. The share of out-of-pocket spending as a percentage of total health spending remained above 40 per cent. in low and lower middle-income countries. The COVID-19 pandemic has had, and is continuing to have, a significant adverse impact on health systems globally, and the pandemic may be accompanied by a potentially deep global economic crisis which could have a long-lasting impact on future health financing.8 As such, the consumer healthcare market, and more specifically the ability to help consumers to self-care in general, represents a major opportunity to reduce the current significant burden on public health.

Sizeable and expanding unmet consumer needs

Competition in the consumer healthcare market is partly driven by innovation designed to meet unmet consumer needs. Through various emerging trends—such as the growing demand for sustainable and natural ingredients, as well as premiumisation (where consumers switch their purchases to premium alternatives), increased consumer interest in personalised products, and emerging technologies that allow consumers to more directly manage their own health—the Group believes there is a sizeable opportunity for further growth.

The Key Market Categories for the Group

OTC/VMS

Within the consumer healthcare market, OTC is distinct in that it is defined primarily by its regulatory status (see also “—Regulatory Overview” below for further information on relevant regulations). OTC medicines are readily available to consumers in retail distribution channels (including pharmacies) without the need for a doctor’s prescription. OTC comprises several categories defined by specific consumer needs and competition is at the category level. The Group’s OTC business is focused on three of the largest categories: Respiratory Health (£22 billion market), Pain Relief (£15 billion market) and Digestive Health and Other. In Digestive Health and Other, the Group has a significant presence in Digestive Health (£14 billion market), Skin Health (OTC Dermatologicals only, £17 billion market) and Smokers’ Health (£1.3 billion market of the broader £12 billion Lifestyle OTC market).

In contrast to the broader FMCG marketplace, OTC is highly regulated, with a regulatory environment that differs by country and respective regulator. Most innovations and consumer benefit claims must pass a rigorous approval process including pharmaceutical-like clinical testing. Distribution is also heavily regulated: in most countries, OTC medicines are typically available only via the pharmacy channel, although the USA, Australia and UK, where mass market distribution is permitted, are notable exceptions. While the associated regulatory

[6]	Source: Nicholas Hall’s DB6 Consumer Healthcare Database at manufacturer’s selling prices.
[7]	Source: Nicholas Hall’s DB6 Consumer Healthcare Database at manufacturer’s selling prices.
[8]	Source: WHO, 2020.

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environment tends to lead to a slower innovation cycle versus typical FMCG, it provides a significant competitive advantage to businesses such as the Group with strong scientific capabilities and strong pharmacy and retail channel execution infrastructure and capabilities.

Competition in OTC is characterised by scientific innovation designed to fulfil an unmet consumer need and is supported by the more typical FMCG consumer branding and marketing. Innovations can include improved efficacy, new product formats, innovative packaging, and new consumer benefit claims. Historically, the Rx-to-OTC switch, through which a medicine or class of medicines previously only available via prescription is made readily available to retail consumers, has been a key growth driver. However, given the regulatory complexity of the industry’s current switch pipeline, market growth from switch is expected to slow in the medium term. Notably, switches take a relatively long time and require specific capabilities and expertise, including scientific and regulatory resources, the ability to manage clinical trials, and the ability to actively engage with key opinion leaders and regulators.

Respiratory Health comprises several sub-categories. The Group is the market leader in global Respiratory Health with a global number two position in Seasonal Cold and Flu (the largest sub-category), the number one position in Topical Decongestants and the number four position in Allergy Care.

Pain Relief can be further segmented into Systemic Pain Relief (where the medicine is ingested) and Topical Pain Relief (where the medicine is applied to the skin). The Group is the global market leader in Pain Relief overall as well as in both of these sub-categories.

Digestive Health comprises antacids, laxatives, and fibre products. The Group is the market leader in Digestive Health globally, due to strong leadership in immediate relief antacids in both developed and emerging markets.

Skin Health is highly fragmented, comprising 18 sub-categories. The largest of these are Antiseptics and Disinfectants, Wound Healers (the Group is number three globally), Anti-itch (number four globally), Acne Remedies, General Antifungals (number three globally), Feminine Intimate Care and Lip Care (number two globally). Additionally, the Group holds a global leadership position in OTC Cold Sore Treatments.

Smokers’ Health, in which the Group holds the global number two position, is one of several sub-categories comprising the Lifestyle OTC category.

VMS is broad-based and highly fragmented, aligned to specific consumer benefits. While VMS is a significant part of the broader OTC/VMS market, it is also adjacent to the broader Nutrition market and, as a result, different competitors may take different views of the market (Nutrition, Dietary Supplements, etc.). The Group competes in VMS products usually intended to supplement a consumer’s diet, containing one or more dietary ingredients (including vitamins, minerals, herbs or other botanicals, amino acids, and other supplements). Formats can include pills, powders, food-like forms (e.g., gummies), capsules, tablets, or liquids. The Group holds global number one positions in three of the five largest VMS sub-categories: Multivitamins, Vitamin C and Calcium. Unlike OTC medicines, VMS products are generally regulated in the same way as foods by relevant government authorities (see also in “—Regulatory Overview—Food”), and products within this category are distributed across a wide range of consumer channels, including pharmacy, mass and specialty retail, and e-commerce. The less complex VMS regulatory environment allows for a more rapid innovation cycle. However, the comparatively limited constraints and barriers to entry enable smaller or local players to enter and compete within this growing category.

Oral Health

The £25 billion oral health market is the most representative of a “true” FMCG category within the Group’s consumer healthcare portfolio, albeit one that often requires differentiating scientific capabilities to successfully

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compete for market share. The Group holds the global number three market share position overall and the number one position in the Therapeutic Oral Health sub-category9. The Group also has leading positions in Toothpaste (number two in a £13 billion market) and Denture Care (number one in a £962 million market). Other major sub-categories include Toothbrush, Mouthwash, and Whitening.

Regulation in relation to innovation, consumer benefit claims, and distribution is generally less complex in the oral health market than in the OTC market, although some products in the Group’s portfolio are classified as medicines and medical devices, particularly in Denture Care. Therefore, innovation cycles are typically shorter and outperforming the market requires differentiation and strong consumer marketing capabilities combined with a high degree of agility. Distribution is relatively widespread, with most oral health brands readily available to consumers across all major distribution channels (including e-commerce).

Other Key Themes Impacting the Consumer Healthcare Market

Competitive environment

Competitive dynamics: The consumer healthcare market is highly competitive, with brands differentiating themselves through scientific claims, consumer-driven innovation (including new product development and claims), premiumisation and distinguished branding. Competition also leverages traditional FMCG capabilities including consumer and channel marketing.

Market consolidation: The OTC/VMS market is highly fragmented, with the top five players holding a combined global share of 18 per cent. Smaller competitors are also highly regionalised, slowing the pace of consolidation. In contrast, Oral Health is highly consolidated with the five largest competitors holding 62 per cent. of the market.

Major competitors: The Group’s competition falls into four major groups: consumer healthcare businesses within large pharmaceutical companies; FMCG companies with businesses in overlapping or adjacent categories; local competitors in specific markets (particularly in China); and retailer private label companies in the USA, UK, and Australia.

Regional dynamics: The Group’s two most significant markets are the USA and China. These markets had aggregate market revenue of £37 billion and £30 billion10 respectively in 2020. In the USA, the Group holds the number one position in OTC/VMS and the number four position in Oral Health, with a number three position in Toothpaste and the leading position in Denture Care. In China, the Group holds the number two position in OTC/VMS (the number one multi-national) and the number eight position in Oral Health.

Retail and distribution

OTC distribution is heavily weighted to the pharmacy channel globally (69 per cent. of global revenue), with approximately 29 per cent. in other retail (primarily mass market in the USA and UK and hospitals in China) and 6 per cent. of revenue in e-commerce. By contrast, VMS has a greater weighting in e-commerce, with 25 per cent. in e-commerce, 27 per cent. in other retail and 48 per cent. in pharmacy. Oral Health distribution closely mirrors the broader FMCG space, with 55 per cent. of 2020 revenue in mass/grocery, 22 per cent. in pharmacy, and 11 per cent. in e-commerce. A further 12 per cent. of Oral Health distribution comes from other much smaller channels, such as convenience.

Pharmacy channel: Pharmacy is the primary distribution channel for both OTC and VMS, comprising 69 per cent. and 48 per cent. respectively of distribution globally. The Western European pharmacy channel is both

[9]	Source: Company analysis based on sales to consumers as reported in Nielsen and IRI retail sales data for 2020-2021.
[10]	Sales of traditional medicines are included where they are packaged and positioned alongside registered OTCs.

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fragmented and highly regulated: Germany, France, and Spain do not permit corporate ownership of pharmacies and, as a result, market participants must have the capabilities and infrastructure required to partner effectively with a large number of individual store owners. While Italy is similarly regulated, corporate ownership of pharmacies is permitted. The UK is unique in that it operates a parallel model, with mass market sales for some OTC/VMS products permitted, while other OTC products are confined to the traditional pharmacy. China follows a primarily pharmacy model with a large portion of OTC medicines distributed through in-hospital pharmacies. Similar to Western Europe, Russia and the bulk of Central and Eastern Europe operate on a pharmacy-regulated model, with some corporate ownership permitted. This is also the predominant model in Latin America and Asia. While there have been some recent moves towards liberalisation of OTC medicine distribution, pharmacy is well positioned to maintain its lead position. Notably, the channel also represents a growth opportunity for Therapeutic Oral Health.

Mass / grocery channel: Mass sales of OTC medicines are widely permitted in the USA and permitted for most OTC/VMS products in the UK and Australia. As a result, competition in these markets requires strong FMCG-based customer marketing capabilities, including category management and collaborative planning with major retailers; and the scale necessary to partner with the world’s largest retailers. Notably, mass market retailers are both a distribution channel and direct competition in the form of private label, making the ability to compete with private label via differentiating innovation critical to success in the mass market.

E-commerce: Whilst a considerably smaller channel in the consumer healthcare market than for Home and Personal Care, online consumer healthcare sales were increasing prior to the COVID-19 pandemic. The pandemic has accelerated this channel shift dramatically in 2020 and 2021 across all regions, though penetration for the Group’s categories is most significant in the USA and China, with the UK and Germany leading penetration in Europe. While this trend could be viewed as disruptive to the traditional status quo and distribution, the resulting increased consumer availability also represents an opportunity to drive a longer-term increase in both penetration and category growth. Increasing market share in this evolving segment is dependent on having the right capabilities to capitalise on this trend, as well as having invested sufficiently to equip the business to adapt to fulfilling consumer needs in this channel.

Strengths

The Group is one of the world’s leading consumer healthcare businesses with an exceptional portfolio of brands across its key categories and a strong footprint across the world’s largest and fastest growing OTC/VMS and Oral Health markets.

The Group is further distinguished by leading consumer healthcare-focused scientific capabilities, a well-developed organisational understanding of human health behaviours, strong capabilities in brand building, innovation and digital commerce and a powerful route to market.

We believe these represent important competitive strengths, which will support sustainable above-market medium-term growth and attractive shareholder returns.

Exceptional portfolio of category-leading brands

The Group’s business is built on an outstanding and focused portfolio of trusted consumer healthcare brands in attractive categories which provide meaningful opportunities for growth.

The Group is a global leader in the consumer healthcare market with number one global category positions in Therapeutic Oral Health, VMS, Pain Relief, Respiratory Health and Digestive Health. Across these key categories, the Group has an exceptional portfolio of trusted brands with category-leading positions at a global or local level, including four out of the world’s top ten OTC/VMS brands by revenue.

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The Group’s leading brands

The Group’s portfolio includes nine large-scale multinational power brands: Panadol, Voltaren, Advil, Otrivin, Theraflu, Sensodyne, Polident, parodontax and Centrum (collectively, the “Power Brands”), which represented approximately              per cent. of revenue in FY 2021. Of these nine brands, Voltaren, Advil, Otrivin, Sensodyne, Polident and Centrum are the number one or number two brand in their respective sub-categories globally11. In addition, Panadol is the leading Systemic Pain Relief brand outside of the USA, Theraflu has a strong regional European and North American presence in Systemic Cold and Flu and parodontax is amongst the fastest growing global toothpaste brands.

The Power Brands are complemented by local strategic brands, which have scale and leadership positions in key markets. These include, among others, Emergen-C (the number one immunity VMS brand in the USA), Caltrate (the number two calcium supplement in China), Grand-Pa (the number one pain relief brand in South Africa), Dr.BEST (the leading manual toothbrush brand in Germany), Eno (the number one digestive health brand in Brazil and India) and Tums (the number one digestive health brand in the USA).

The combination of the Power Brands and local strategic brands provides the Group with a focused and trusted portfolio which offers scale advantages, meaningful opportunities for growth and positions the Group well to maximise the return on innovation, advertising and promotion.

Attractive geographic footprint with strong presence in large and high-growth markets

The Group has an extensive footprint across the global consumer healthcare market and a leading position in the large US and Chinese markets. The Group’s revenue is well-balanced between developed and emerging markets.

The Group has market-leading scale in the world’s consumer healthcare markets, including a commercial presence in over [140] countries and a number one or two OTC/VMS position in countries representing over 70 per cent. of the global OTC/VMS market by value in 2020. We expect the markets where the Group has a number one or two ranking in OTC/VMS to represent more than 75 per cent. of future OTC/VMS market growth to             .

[11]	Global rankings: Sensodyne #1 in Therapeutic Oral Health, Polident #1 Denture Care, Centrum #1 VMS, Voltaren #1 topical pain relief, Otrivin #1 Topical Decongestant, Advil #2 Systemic Pain Relief.

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The Group holds a leadership position in key scale and growth markets. This includes leadership in the approximately £33 billion US OTC/VMS market (the largest market, representing over 25 per cent. of the total OTC/VMS market) and regional leadership in the approximately £32 billion European OTC/VMS market (approximately 25 per cent. of the total OTC/VMS market). The Group also holds the leading multinational (“MNC”) position in the key OTC/VMS growth markets of China and India (in both cases the Group is number two overall), together with market leadership in the Asia Pacific region and in the Middle East and Africa (“MEA”), (together, representing 43 per cent. of the total OTC/VMS market).

The following chart shows the Groups combined market ranking in OTC and VMS

Source:	Nicholas Hall’s DB6 Consumer Healthcare (OTC/VMS) Database, 2020 Store and E-commerce sales.

The Group’s scale in OTC/VMS is reinforced through its leadership position in Therapeutic Oral Health and overall number three position in Oral Health.

The Group benefits from a balance of revenue between developed and emerging markets with approximately one third of the Group’s revenue delivered from emerging markets in FY 2021. We expect emerging markets in aggregate to grow at approximately twice the rate of developed markets over the medium term driven by rising incomes and health awareness.

Human understanding and trusted science, exclusively focused on consumer health

The Group has leading scientific capabilities focused exclusively on consumer healthcare combined with well-developed human understanding generated through dedicated in-house expertise and a range of proprietary consumer insight tools. We believe that the combination of human understanding and trusted science drives better innovation, meaningful engagement with consumers and positive engagement with experts.

Given the Group’s pharmaceutical heritage, trusted science is firmly embedded in the Group’s culture and approach, and we believe it possesses scientific capabilities that differentiate it from other FMCG companies. The Group has a dedicated consumer healthcare R&D organisation with a multidisciplinary talent pool of

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approximately 1,400 employees and a strong network of external partnerships. This is further supported by high quality R&D facilities which provide a range of capabilities, including fast prototyping, high-specification imaging, product chemistry, microbiology, stability analysis and scale-up and technical transfer.

Since 2017, the Group has conducted over 70 clinical studies involving over 6,000 participants and has a strong track record of peer-reviewed journal publications and patent applications. In addition, through its regulatory organisation which has a direct presence across 60 markets, it has completed approximately 13,000 regulatory applications and approvals since 2019 in support of both new launches and the continuation of existing products.

The Group’s focus on trusted science and the generation of evidence-based claims based on scientific research is also critical to the Group’s ability to engage with experts and healthcare professionals with whom it is widely recognised as a partner of choice. Trust is fundamental to these relationships and is embedded in the Group’s culture.

Alongside its scientific strengths, the Group has developed a range of capabilities focused on understanding the health needs of its consumers and the barriers to treatment, and has invested heavily in consumer insights, data analytics and a range of digital tools. These include in-house shopper research facilities which enable sophisticated testing of consumer responses to different retail scenarios, future trend spotting capabilities, and highly developed sensory labs to source consumer feedback on the taste, texture and smell of the Group’s products. In addition, the Group conducts over 640,000 in-depth surveys or interviews with consumers annually. Its social listening capability draws insights from over 80 million posts a year and its observatory library holds 53,000 findings on concepts, conditions or culture, as they relate to health. The Group’s extensive expert engagement generates further insights, including early visibility of unmet consumer needs.

We believe the synthesis of trusted science and human understanding provides the Group with competitive advantages in product development and commercialisation. The Group’s consumer understanding supports the identification and development of products addressing real consumer needs. Through its scientific capabilities, the Group is able to develop innovative products which address these needs with claims backed by science and supporting expert recommendation. Expert recommendation is a key driver of consumer healthcare performance. In parallel, the Group’s consumer understanding supports product messaging which appeals to consumers on an emotional level, as well as allowing the Group to target products and product messaging to the relevant consumer audiences.

Strong brand building, innovation and digital capabilities combined with a leading route to market

The Group has well-proven capabilities in building brands and campaigns that resonate with consumers, delivering innovation to meet consumer health needs and the ability to reach across all key channels for consumer healthcare products, including e-commerce.

The Group has a track record of building trusted and enduring brands across different geographies and consumer populations and seeks to build real and personal connections in its communications with consumers, underpinned by its trusted science. This means making a link to the broader context of consumers’ needs, not merely focusing on functional benefits. One example is the successful 2020 launch of Voltaren Arthritis Pain in the USA, following its successful switch from prescription status. The promotional campaign focused on the brand’s ability to restore the joy of movement to sufferers of arthritis pain, building upon the strong functional claims of the product but focusing on the human impact of pain relief. The launch was supported by an innovative website, tailored to the needs of arthritis sufferers with voice search functionality, large tap targets, scalable font sizes, and the ability to view hands-free content via videos and head-gesture-scrolling. In its first year of sale, the launch generated penetration which outperformed any competitive OTC launch in the USA Pain Relief market since 201212 and drove         per cent. of the growth in the Pain Relief category in the US market in 2020.

[12]	Source: Company analysis based on IRI data.

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The Group’s commercial organisation is supported by innovative facilities and tools including its shopper science labs, the Group’s own in-house content production studio, Cast, and proprietary artificial intelligence tools which support dynamic content and media optimisation.

The foundations of the Group’s business lie in addressing real everyday health needs and thereby delivering penetration and growth. The Group has demonstrable capabilities in the delivery of innovation based on human insights to address consumer needs. For example, the Group launched Tums Chewy Bites in 2017 having identified that millennials, whilst having high rates of heartburn, were reluctant to treat the condition due to negative perceptions of the product taste and lack of relevance to them. The colourful and fruit-flavoured chewy bites format addressed this perception whilst providing convenience, a characteristic highly valued by this group. Building on the launch in 2017, the Group has continued to innovate though products with new flavours and sensory properties (for example, Chewy Bites Cooling Sensation), as well as products treating both heartburn and bloating. Continued innovation has brought 3.8 million new consumers into the category and driven Tums revenue growth of percent. between FY 2019 and FY 2021.

In addition to its marketing and innovation capabilities, the Group’s global scale provides it with reach across all major distribution channels and allows it to effectively engage with retail partners of all sizes, buying groups, distributors, pharmacy chains and individual pharmacies. In Europe, where the Group’s products are primarily sold through small scale pharmacies, the Group’s scale allows it to achieve over 90 per cent. weighted distribution13. In the mass channel in the USA and elsewhere, the Group benefits from strategic partnerships with large retailers, supported by its state-of-the-art shopper science labs which facilitate joint business planning.

The Group has also invested significantly in building local e-commerce capabilities and strengthening strategic partnerships with global and local leaders. Alongside its digital marketing capabilities, this has enabled the Group to more than double its e-commerce sales between FY 2019 and FY 2021.

A key part of the Group’s global reach is also its ability to engage with experts and healthcare professionals who play a significant part in product recommendation. For example, in OTC/VMS, 85 per cent. of pharmacist recommendations lead to purchase, and in Oral Health, 65 per cent. of consumers say their dentist has the most influence over their oral health behaviours. As a result of its reach and focus on trusted science, many of the Group’s leading brands across the portfolio are the number one recommended in their categories by experts in the Group’s major markets14.

Strategy

The Group has a clear and focused strategy to drive sustainable above-market growth and attractive returns, guided by its purpose of delivering better everyday health with humanity. This strategy is built on four pillars: growing the portfolio by driving household penetration, capitalising on new and emerging growth opportunities, strong execution and financial discipline and running a responsible business.

[13]	Weighted distribution is the percentage of points of sale where a product is available, assigning to each point of sale, a weight proportional to its sales.
[14]

Based on surveys of healthcare professionals carried out in 2020 by Ipsos across 30 markets in the OTC and / or Oral Health categories. In the majority of cases, the Group’s brands covered emerged as the brand recommended most often to patients by the healthcare professionals surveyed.

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Drive portfolio growth by increasing household penetration

We believe there is significant opportunity for further penetration of its brands across its categories. The Group has a clear and proven approach to driving penetration growth.

Penetration in the Group’s key categories is still relatively low, and we expect to deliver significant continued growth from its current portfolio. In Pain Relief, whilst 9 out of 10 OTC consumers treat their pain, only          per cent. of them use topical pain relief products, such as Voltaren, despite their proven efficacy. In China, calcium intake is less than 50 per cent.15 of the recommended level but calcium supplements such as Caltrate have less than 18 per cent.16 penetration.

The Group has a clear and proven approach to driving penetration growth which utilises its key capabilities in human understanding, trusted science, innovation and marketing, supported by strong commercial execution. This can be illustrated by the successful growth of Sensodyne, which has delivered double-digit revenue growth for ten years.

The Group’s strategy for Sensodyne incorporates the building of condition awareness and relevance. Many sufferers of tooth sensitivity do not recognise it as a health condition and one which can be treated. The Group’s communications address all sensitivity sufferers, using a data-driven approach to tailor relevant messages for different target audiences across channels.

Product innovation based on consumer insights has been a key driver of Sensodyne’s growth. The Sensodyne product range has expanded well beyond the original formulation to offer a range of benefits in response to different consumer needs. The range now includes, amongst others, Sensodyne Rapid Relief offering pain relief within 60 seconds; Sensodyne Pronamel which addresses acid erosion; Sensodyne Repair and Protect which repairs, strengthens and protects sensitive teeth; and, more recently, Sensodyne Sensitivity and Gum, which has a clinically-proven dual action treatment for sensitive teeth and gum problems.

In addition, expert advocacy has been a core strength of Sensodyne, which is the number one dentist-recommended brand for sensitive teeth in multiple markets, including the USA and China17. Dental recommendation has been built on the foundation of the Group’s trusted science with science -backed claims developed by the Group and a large expert field force combined with Healthpartner, the Group’s website for healthcare professionals ensuring awareness of the benefits of Sensodyne products.

Finally, the Group’s commercial execution, both online and in-store, ensures that Sensodyne has high levels of visibility and the right assortment of packs to support commercial opportunities.

[15]	Source: Chinese Center for Disease Control and Prevention (2021).
[16]	Source: Penetration data from Kantar (2020).
[17]	Source: Company analysis based on Ipsos data from expert performance tracking study 2019-2020.

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The Group is applying the same approach as on Sensodyne across other brands and markets. For example, the Group’s parodontax messaging focuses on raising consumer awareness of gum disease as many sufferers of bleeding gums are unaware that this is a sign of gum disease with the long-term risk of tooth loss. This has been supported by science-based product claims (“parodontax is Clinically Proven to Help Improve Gum Health”) and innovation of a range of different products focusing on different consumer needs including gum health, whitening, gum repair and complete protection.

Capitalise on new and emerging growth opportunities

The Group plans to leverage its growing capabilities in e-commerce and expand its key brands across leading markets. It will continue to pursue the switch of prescription medicines to OTC status in the USA and capitalise on accelerating consumer trends.

Channel expansion: e-commerce

Since 2019, partly driven by the COVID-19 pandemic, there has been a significant shift in consumer behaviours with compound e-commerce growth of approximately per cent. per annum between 2019 and 202118. We expect this momentum to continue.

As a result of the investments made in digital capabilities and strategic partnerships with leading e-commerce companies, we consider the Group to be well positioned to capitalise on e-commerce growth. This is grounded in the Group’s strong recent performance. Since 2019, the Group has delivered above-market growth in e-commerce sales, which have grown from 4 per cent. of revenue in FY 2019 to              per cent. in FY 2021. Significantly, the Group holds strong positions in more developed e-commerce markets, such as China and the USA. In China, e-commerce revenue represented             per cent of FY 2021 Group revenue with FY 2020 to FY 2021 growth of             per cent. In the USA, e-commerce revenue represented             per cent. of FY 2021 Group revenue and with FY 2020 to FY 2021 growth of per             cent. For further details on the Group’s digital commerce capabilities see “Item 4.B. Business Overview—Engagement with Consumers—Digital Capabilities.”

Geographic expansion

We believe that the Group’s brand portfolio and powerful route-to-market capabilities offer multiple opportunities to expand its brands beyond their existing geographies.

For example, in India and in many MEA markets, the business has a consistent performance track record and strong route to market with 4 million distribution points in India and 80 per cent. weighted distribution across MEA. In each case, however, the majority of the business currently comes from a small number of brands. In FY 2021,              per cent. of revenue in India was accounted for by Eno and Sensodyne and             per cent. of revenue in MEA was derived from Panadol and Sensodyne. We believe there is significant opportunity to leverage local capabilities to grow additional brands in the portfolio in these and other markets.

The Group believes that its leading portfolio includes a number of brands which are well-positioned for geographic expansion. For example, poor gum health, a common condition worldwide, offers opportunity for the expansion of parodontax into additional markets through application of the same growth model as Sensodyne. The brand was launched in India in the fourth quarter of 2021.

Additionally, Centrum, although present in over 70 markets, is highly concentrated geographically with approximately two thirds of revenue in FY 2021 coming from five markets. We see an opportunity to grow the

[18]	Internal company analysis based on market data sourced from Nicholas Hall and Euromonitor.

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brand within its existing footprint by leveraging the Group’s scale and route-to-market. This is supported by recent experience in the Europe, Middle East and Africa and Latin America (“EMEA and LatAm”) region with              per cent. Centrum revenue growth in this region in FY 2021 compared to FY 2020.

Portfolio expansion: Rx to OTC switches

The Group continues to pursue Rx-to-OTC switches which have historically been a key source of innovation and growth in OTC, especially in the USA. The Group has a strong track record of switching both GSK and non-GSK products driven by a long-standing dedicated in-house team and has implemented four Rx-to-OTC switches in the USA since 2014. This includes the most recent switch of Voltaren Arthritis Pain in 2020, which drove 80 per cent. of market revenue growth in the pain relief category in the USA in 2020. The Group currently has two active switch projects in its pipeline and is exploring further opportunities both within and outside of its key categories.

Portfolio expansion: emerging consumer trends including Naturals

The Group intends to continue to capitalise on accelerating consumer trends, for example, the growing consumer trend for natural products. Consumer healthcare products containing non-medicated products solely or predominantly derived from plant-based, herbal or other naturally occurring ingredients (“Naturals”) are increasingly popular, especially amongst younger consumers, with growth exceeding the market average. Consumers are increasingly looking for natural products across disease prevention, treatment and recovery and the Group believes this trend will continue.

The Group sees an opportunity to expand its Naturals offering across relevant portfolios and has launched 12 Naturals innovations since             , including launches such as Voltanatura, Centrum Wholefoods, Robitussin Naturals and Tums Naturals.             further Naturals launches are planned in 2022 and 2023 with more than 30 projects in the pipeline.

Underpin performance with strong execution and financial discipline

We plan to sustain the Group’s strong commercial execution whilst maintaining its culture of financial discipline and continuous improvement.

The Group delivers strong commercial execution, increasingly supported by digital tools. For example, the Group’s sales teams across EMEA and LatAm are supported by a customer relationship management system which ensures sales representative calls are efficient and effective. Through this system, representatives are able to complete their commercial activities, capture instore excellence key performance indicators, and deliver category and product training and education. The Group is also now utilising image recognition and machine learning across many retail stores in order to ascertain distribution and visibility metrics that can then drive improvements with the objective of optimising sales.

The Group is focused on driving efficiency and effectiveness across its operations, making every investment count. Over the last seven years, the Group has optimised the manufacturing footprint inherited from the legacy GSK, Novartis and Pfizer consumer health businesses from 41 sites to 24, whilst restructuring its supply chain such that manufacturing is increasingly co-located in the same region as the end consumer (80 per cent. of product supply sourced within the same region). This allows the Group to manufacture at scale whilst retaining the cost and responsiveness benefits of local sourcing. In the same period, the Group has halved its number of distribution centres and has reduced its contract manufacturers from 250 in              to             in 2021, thereby gaining scale benefits and reducing management costs.

Similarly, between 2019 and 2021, the Group’s marketing organisation reduced its creative media and production agencies from 200 to 56 and the organisation has continued to optimise how A&P spend is deployed with an

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increased focus on digital (almost half of A&P spend in 2021) and a greater emphasis on advertising over promotion due to the longer term benefits derived.

The Group’s strategy of efficient commercial execution and cost discipline allows it to deliver moderate operating profit margin expansion whilst reinvesting a share of cost savings delivered in future growth through targeted investment in A&P and innovation. This in turn supports delivery of increased growth and growth in free cash flow creating further operating leverage and efficiencies.

Between FY 2019 and FY 2021, the Group successfully increased operating profit margin and Adjusted operating profit margin by              percentage points and             percentage points, respectively, despite an adverse foreign exchange movement amounting to             per cent. of revenue and an adverse impact from divestment of growth-dilutive brands of             per cent. of revenue. Over the same period, the Group increased A&P investment in its brands by             per cent. of revenue to support future growth. This financial performance has been achieved through the delivery of synergies from the integration of the Pfizer consumer healthcare business, combined with a rigorous focus on net revenue management, cost discipline and a robust approach to the investment of resources where they can deliver the most value.

The Group has additionally delivered net cash inflow from operating activities of £             and free cash flow of £            , in each case, across the period FY 2019-2021. Throughout this period, free cash flow conversion has been greater than              per cent. supported by improvements in working capital management with a reduction between 2019 and 2021 in debtor days of             and in inventory of             days.

The Group is now a business with strong operating profit margins (             per cent. in FY 2021) with above-market growth supported by robust investment in its brands including A&P expenditure of             per cent. of revenue and R&D expenditure of             per cent. of revenue in FY 2021. The Group’s strategy is to maintain its sharp focus on business optimisation and cost control whilst reinvesting a share of savings for future growth. This includes the delivery of the remaining synergies from the integration of the Pfizer consumer healthcare business and other ongoing projects in net revenue management and manufacturing and further operational costs savings.

Run a responsible business

The Group’s responsible business agenda is intrinsically linked to its sector focus and its purpose of delivering better everyday health with humanity. The Group has a favourable environmental footprint in its sector and is strongly positioned to advance health inclusivity. The Group is committed to building strong corporate governance across the business.

Running a responsible business is intrinsically linked to the Group’s purpose and integral to how the organisation operates. The Group recognises that the health of the world’s environment affects the health of people and is committed to tackling the environmental and social barriers to everyday health. The Group’s brands have clear and positive roles to play in protecting and improving everyday health and doing so in inclusive and responsible ways.

The Group has a strong foundation driven by its science heritage and extensive quality and compliance experience in a regulated industry. The Group has a smaller environmental footprint compared to many of its consumer peers of a similar scale, as a significant part of its portfolio is made up of precisely-dosed, small-sized premium products which are bought and typically used over an extended period of time. Such structural advantages provide the Group with a strong foundation in terms of risk exposure and the required capital expenditure to further advance its environmental and social agenda.

The Group’s environmental focus is to tackle the barriers to everyday health, focusing on carbon footprint and climate change, sustainable healthcare packaging, and using trusted ingredients that are sustainably sourced. The

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Group’s targets include: 100 per cent. reduction in scope 1 & 2 (internal operational) carbon emissions by 2030; 42 per cent. reduction in scope 3 (from source to sale) by 2030; and 100 per cent. recyclable or reusable packaging by 2030 (where quality, safety and regulations permit, given the strict regulation of packaging requirements for certain healthcare products). As a standalone business, the Group will set a longer-term carbon net zero goal informed by the latest Science Based Targets initiative (“SBTi”) guidance19.

The Group has a track record of delivering against these targets: 100 per cent. of electricity used by the Group comes from renewable sources; solar capabilities have been installed or linked to 12 out of its 24 manufacturing sites; and approximately              per cent. of packaging is already recycle-ready, with new solutions being developed to support delivery of a significant reduction in the use of virgin petroleum-based plastic. These include sustainably-sourced, Pulpex pulp-based packaging alternatives; new bamboo and biobased plastic toothbrushes; and recycle-ready toothpaste tubes on track to reach one billion tubes using recyclable plastic by 2025 (in line with Group’s target for all packaging to be recyclable or reusable by 2030).

The Group sees health inclusivity or a lack of it as a critical factor for everyday health and believes its leading global position in the consumer healthcare market offers it the opportunity to make a meaningful positive impact in this area. The Group has set a target to help 50 million people per annum by 2025 to gain access to opportunities for better everyday health irrespective of their age, physical and mental capabilities, gender, ethnicity or sexual orientation.

The Group has identified a range of different programmes to achieve this. Across its brand portfolio, the Group will seek to provide inclusive products, services and resources that help more people to access the care and support they need. The Group will continue to focus on educating and empowering self-care, supporting health literacy and educational programmes for individuals and healthcare professionals. Finally, the Group will utilise its reach, resources and expertise to cooperate with other experienced partners in the field of healthcare and inclusivity. One such example is its partnership with the Economist Intelligence Unit and leading academics to create the Health Inclusivity Index which is expected to launch in              2022 to facilitate dialogue with and among key stakeholder groups and to identify opportunities and actions.

Within its own organisation, the Group has set ambitious internal inclusion and diversity targets. By 2025, the Group’s target is for             per cent. of senior roles to be female leaders. In terms of ethnic diversity, the Group has set targets by             for             per cent. and             per cent. of senior roles to be from ethnic minority backgrounds in the USA and UK respectively.

The Group has a robust operational governance and is committed to building strong corporate governance practice across the business.

Categories and Brands

The Group operates across five categories. These are (i) Oral Health; (ii) VMS; (iii) Pain Relief; (iv) Respiratory Health; and (v) Digestive Health and Other.

The Group is the global market leader in OTC/VMS (which includes Pain Relief, Respiratory Health, Digestive Health and VMS), as well as the third ranked player in Oral Health.

[19]

SBTi is a collaboration between the United Nations, World Resources Institute, the World Wide Fund for Nature and CDP, an environmental reporting charity. SBTi provides companies with accreditation of science-based climate targets, however does not accept separate targets for business divisions within a wider company.

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The Group has a portfolio of established consumer brands with strong brand equities at a national, regional and global level. Following a progressive rationalisation and focusing of the Group’s portfolio,                 per cent. of the Group’s 2021 revenue are accounted for by nine Power Brands: Panadol, Voltaren, Advil, Otrivin, Theraflu, Sensodyne, Polident, parodontax and Centrum. These are large-scale brands that drive the greatest growth for the Group with market-leading positions, an attractive geographic footprint and long-term growth potential.

The world’s leading sensitivity toothpaste (and no.2 overall toothpaste)

The world’s leading denture care brand

Among the world’s fastest growing toothpaste brands

The world’s leading topical pain relief brand

The world’s no. 2 systemic pain relief brand

The leading systemic pain relief brand outside the US

Europe’s no. 2 oral cold and flu brand North America’s no. 3 oral cold and flu brand

The world’s leading nasal decongestant brand

The world’s leading multivitamin

Additionally, the Group has a range of local strategic brands which have scale and leadership positions in key markets and contribute significantly to the Group’s business, in particular in the USA and China.

The Group’s leading brands are detailed by category below.

Oral Health

The Group has one of the world’s leading oral health businesses, with operations in over 120 markets and a nearly 100-year track record in successful innovation and manufacture of quality oral health products. The Group specialises in therapeutic oral health, where it leads the market20, providing therapeutic solutions to consumers for the prevention and treatment of specific oral health conditions including sensitivity, acid erosion, gum

[20]	Source: Company analysis based on sales to consumers as reported in Nielsen and IRI retail sales data for 2020-2021.

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disease, denture care and dry mouth.21 This leverages the Group’s leading capabilities in scientific research, expert engagement and human understanding, as well as increasing focus on some of the fastest growing, premium markets. This approach has enabled the Group to command a price premium over the market and grow ahead of the global toothpaste market every year since 2015.

The Group operates in a highly competitive oral health market, estimated to be worth £25 billion worldwide. The Group focuses primarily on Toothpaste and Denture Care, although it also has a significant presence in the mouthwash and manual toothbrush markets (including its manual toothbrush brand in Germany, Dr.BEST). In Toothpaste, the Group is one of a small number of global players and it is ranked second in the market worldwide. In Denture Care it is the market leader.

The Group continues to invest in its leading Oral Health brands, focusing on consumer insight and innovation to deliver novel products with claims backed by trusted science. In doing so, the Group places significant emphasis on engagement with dental professionals in product design, evidencing claims and education about its products. In FY 2021, the Group generated revenue of £             billion across its Oral Health portfolio.

Sensodyne

Sensodyne is the number two toothpaste brand globally and the number one dentist-recommended toothpaste worldwide for sensitivity. Its purpose is to “help humanity reclaim life’s small pleasures without the restrictions of sensitive teeth” and, since its launch in 1961, it has become the brand most associated by consumers with the care of sensitive teeth across virtually all of its key markets.

Fifty per cent. of the global population experience symptoms of sensitivity, yet only one third of them purchase a sensitivity toothpaste.22 The combination of growing consumer awareness, recommendations of sensitivity toothpastes by dental experts, favourable demographics and rising incomes in higher-growth economies, provides an opportunity for the Group to leverage Sensodyne’s brand recognition and innovation capability to deliver further growth.

With a long history of innovation and pioneering science, Sensodyne has moved beyond a primary focus on sensitivity-related conditions to encompass other oral health conditions. These include innovative products developed in response to a range of identified consumer needs, such as speed of relief and whitening. For the former, the Group first launched Sensodyne Rapid Relief in 2009 then developed and launched a formulation with an extensive clinical study, which provides clinically-proven fast relief and long-lasting protection. For the latter, the Group has launched tailored whitening variants of Sensodyne Repair and Protect—a product that can repair sensitive areas of teeth to relieve dentine hypersensitivity—which have increased penetration with sensitivity sufferers who also want the benefit of whitening.

The Group continues to enhance Sensodyne’s product mix, including mouthwashes and toothbrushes, and increase value through premiumisation. Most recently, Sensodyne Sensitivity & Gum was launched—a dual-action toothpaste which combines sensitivity protection with a formulation which also targets gum problems (a further source of sensitivity).

The brand has continued to outperform the global toothpaste market, reflecting underlying brand strength, successful innovation and strong consumer uptake in traditional retail and e-commerce channels in the USA.

Polident

The Group is the global market leader in Denture Care (fixatives and cleansers) with leadership positions in eight of the top ten denture care markets. Denture care products are sold under three major brands—Polident, Corega

[21]	Source: Euromonitor Passport at manufacturer’s selling prices.
[22]	Source: Oral Health Population Data—IPSOS Incidence Study Calculations 2015.

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and Poligrip (“Poli / Corega”)—across approximately 80 countries. Poli / Corega is the leading denture care brand family, operating in both cleansers and fixatives at a global scale, and is highly recommended by dentists.

The Group has a deep human understanding of the profound impact and burden that wearing a denture can have on people’s lives. Poli / Corega’s purpose is to lighten the load for all dental appliance wearers, providing solutions that give people the confidence to live life without worrying about their dentures or appliance, granting them the security to eat, speak, kiss and smile freely. Poli / Corega’s low-abrasive cleanser formulations help to keep dentures clean and fresh, killing 99.99 per cent. of odour-causing bacteria in lab tests, and Poli / Corega’s denture fixatives contain key polymers which hold dentures securely in place. The Poli / Corega range includes products for denture wearers who wear either full or partial dentures, as well as for people with appliances including mouthguards and retainers.

The Group continues to innovate and develop new product offerings under the Poli / Corega brand family. In 2017, Max Seal was developed as a fixative with an improved nozzle to help block out food particles. Cushion and Comfort was launched as a denture fixative utilising novel technology to create a protective gel layer to help prevent gum discomfort. In March 2021, the Sonic Cleaning Bath for dentures was introduced in Japan as the brand’s first launch into devices. Polident ProGuard and Retainer has been launched in the US as a fast and easy-to-use cleanser in both tablet and foam form, and is compatible with the materials most often used for removable dental appliances.

parodontax family

parodontax is among the fastest growing toothpaste brands globally and the largest gum health brand (outside of China). parodontax is dedicated to winning the fight against the devastating progression of gum disease and, alongside its sister brands, Corsodyl and Chlorhexamed (together, the “parodontax family”), it offers a range of specialist gum care products, which are designed for people looking to keep their gums healthy. While the Group has successfully built a sizeable presence in certain markets, including the USA, the parodontax family is yet to be introduced in many others, reflecting its potential for geographic expansion.

There are 2.5 billion people globally who suffer from gum disease, with an incidence of one in three people spitting blood when they brush their teeth (a sign of gum disease).23 parodontax has a distinctive brand equity which seeks to de-normalise bleeding gums and thereby help address the world’s sixth largest disease. Developed in 1937, parodontax has a long heritage in Europe in the prevention of gum disease, with its roots as a pharmacy-focused brand. parodontax Original, in most markets outside of the US, is formulated with sodium bicarbonate to help break down plaque, making it easier to remove, and it is clinically proven to be four times more effective at targeting the cause of bleeding gums compared to regular toothpaste. In the USA, stannous fluoride is used as the active ingredient, making parodontax Original three times more effective than a sodium monofluorophosphate toothpaste at removing plaque bacteria.

The parodontax family product range also includes mouthwash, toothbrushes, gel and spray. Corsodyl Intensive Treatment is used to treat the one third of gum sufferers who have persistent bleeding gums. Corsodyl Treatment mouthwash contains 0.2 per cent. chlorhexidine, which starts to kill the bacteria that cause plaque within 30 seconds; it also forms a protective antibacterial layer over the teeth and gums to prevent plaque build-up for up to 12 hours. The Group continues to expand its product range under parodontax. A new Active Gum Repair toothpaste launched in the USA in Q1 2021 and, in response to growing consumer demand for natural ingredient-based products, parodontax Herbal toothpaste was launched in 2019-2020 and continues to be rolled out across key markets.

[23]	Source: Oral Health Population Data—IPSOS Incidence Study Calculations 2015.

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Other Oral Health brands

The Group also has a number of locally important brands, which complement the Power Brands above. For example, Dr.BEST is the leading manual toothbrush brand in Germany. Reflective of its ambition to become the most sustainable toothbrush manufacturer globally, in 2021 the Group launched its first externally certified climate neutral toothbrush, Dr.BEST GreenClean, which features a handle made from renewable cellulose and wood-based bioplastic, bristles made of 100 per cent. renewable castor oil, and 100 per cent. plastic-free packaging.

VMS

The Group is the global market leader in the VMS category, owning three of the top 15 global brands: Centrum, Caltrate and Emergen-C, which accounted for                 per cent. of total market revenues in the category and delivered revenue of £                 in FY 2021. Importantly, approximately 54 per cent. of the Group’s VMS portfolio revenue in FY 2021 was in the key markets of the USA and China, which are expected to account for approximately 70 per cent. of total VMS market growth between 2020 and 2025.

Consumers around the world are taking an increasingly proactive approach to managing their own health. The Group’s vision is to empower consumers to do this by providing solutions to help them achieve their holistic wellness goals. With its market leadership, recognised brands, innovation capabilities and scientifically supported claims, the Group is well positioned to support consumers on this journey.

In addition to the favourable market dynamics and geographic reach of its business, the Group has identified a number of key opportunities to grow its VMS portfolio, including increasing the penetration of the Group’s VMS brands across digital channels. Since the formation of CH JVCo, which incorporated the Group’s leading VMS brands, the Group has made meaningful investments in its digital capabilities, which are now beginning to favourably impact performance. In FY 2021, the Group generated revenue of £             billion across its VMS portfolio.

Centrum

Centrum is the world’s number one selling multivitamin brand, offering a wide variety of formulations that support energy, immunity and metabolism, as well as eye, heart, bone and brain health. Launched in the USA in 1978, Centrum has built on decades of research and innovation and its purpose is to “build every body from the inside out.” Centrum is now available in over 50 markets and is the best-selling multivitamin brand in over 15 markets. It is the most clinically studied multivitamin in the world.

Designed to help adults and children meet their diverse nutritional needs, Centrum multivitamin products contain up to 26 essential nutrients. They are devised with formulas which are developed based on review of latest dietary guidelines, scientific research, and recommended dietary allowances from the National Academy of Sciences and other regional/country specific nutrition recommendations. Exemplary of its long history of innovation, Centrum was the first major brand to add key nutrients to its products, such as beta-carotene in 1988, lutein in 1999 and lycopene in 2003.

Centrum has continued to innovate by introducing products which target the distinct nutritional needs of consumers. For example, the Centrum Benefit Blends range was launched in six variants in the USA and eight variants in Australia in 2021. Available in the USA in the form of capsules, mini-tablets or gummies and in Australia in the form of tablets or capsules to meet differing consumer preferences, Centrum Benefit Blends supplements are tailored to deliver distinct health benefits. In 2020, Centrum Minis were launched in the USA in order to address the consumer need for smaller pills which are easier to swallow. In April 2021, the Group accelerated its presence in e-commence with the launch of Centrum Daily Wellness Packs.

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As part of its growth strategy, the Group aims to maximise the reach of the Centrum brand by targeting wellness-focused consumers. In the USA, such consumers constitute 25 per cent. of consumers in the VMS market. The Group continues to develop its innovation and communication eco-system to support these consumers on their healthcare journey, including through engagement with social and healthcare influencers. The sustainable eco-system combines new product and content innovation with proactive data insights to deliver a more frictionless, personalised experience for consumers.

Other VMS brands

In addition to Centrum, a number of other locally important brands also provide the Group with leading positions in key markets. Two of these brands, Emergen-C and Caltrate, are highlighted below.

In the USA, Emergen-C leads the vitamin C market. Its purpose is to “fortify immune health to help consumers emerge their best.” Starting as a niche vitamin dietary supplement drink (sold as an effervescent powder), Emergen-C has since demonstrated strong, consistent growth by expanding its penetration with more diverse consumer segments, increasing year-round usage and delivering innovation such as the gummy format and the botanicals line made from natural, plant-based ingredients.

Caltrate is a leading brand for bone and joint supplements and the Group’s largest brand in China. In China, Caltrate, with its efficient high-volume calcium formula, is the leading calcium supplement brand and the third largest VMS brand. Caltrate is focused on providing support for strong bones and healthy and active movement. It has a wide range of products containing bone-essential nutrients such as calcium and vitamin D3 in the form of tablets, gummies and soft chews, with dedicated offerings for pregnant women, children and the elderly. The brand has a longstanding equity in bone health and a core consumer base of females over 45. However, since 2018, Caltrate has successfully expanded into joint health with its Caltrate Gluco range offering products that contain nutrients such as glucosamine and UC type II collagen. Caltrate has also successfully expanded its consumer base beyond females and into younger age groups. In late 2020, the brand successfully launched the first gender-specific calcium supplement in China.

Pain Relief

The Group is the global market leader in OTC pain relief, leading in both topical (creams and gels) and oral (ingested products) pain relief with a portfolio of well-known and trusted products to relieve pain and reduce inflammation. Its global Power Brands, Panadol, Voltaren and Advil, as well as its other market-leading brands, including, among others, Fenbid, Excedrin and Grand-Pa, bring comfort and ease to millions through clinically proven therapeutic benefits, helping people manage their symptoms so that they can enjoy life to the full. Pain Relief is a focused category, with the Group’s top five brands accounting for            per cent. of the Group’s total Pain Relief category revenue in FY 2021. In FY 2021, the Group generated revenue of £             billion across its Pain Relief portfolio.

Voltaren24

Voltaren is focused on restoring the “joy of movement” for body pain sufferers worldwide and is the number one OTC topical pain relief brand and the third largest OTC brand globally. The brand has a global footprint with sales in over 87 countries, including the USA where there was a successful Rx-to-OTC switch of Voltaren products in 2020.

[24]	Volatren operates under multiple different brand names around the world, including Iodex (India), Voltadol (Italy, Spain), Voltarol (United Kingdom, Ireland, Norway) and Cataflam (Brazil).

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Voltaren is primarily sold as a topical gel and it offers a range of other products across different markets, including patches, pills and liquid capsules. Most products contain diclofenac, a powerful nonsteroidal anti-inflammatory drug (“NSAID”) recommended for the treatment of osteoarthritis, musculoskeletal disorders, soft-tissue injuries and acute or chronic pain. The Group has demonstrated continuous innovation, expanding its Voltaren Emulgel range through the introduction of novel formulations, notably Voltaren 12 Hour Emulgel. Voltaren 12 Hour Emulgel has been formulated for optimal absorption from skin to the site of pain and is also the only clinically proven formulation to achieve deep penetration. It provides up to 12 hours of pain relief and the active ingredient diclofenac reduces inflammation directly at the source. Voltaren and its active ingredient enjoy high levels of recommendation by health care professionals and medical associations worldwide, such as the American College of Rheumatology and the European League against Rheumatism.

The Group continues to respond to consumer needs under the Voltaren brand based on insights generated from both consumers themselves and from the feedback of healthcare professionals. The US launch of Voltaren Arthritis Pain was the first switch of a prescription-strength OTC NSAID topical gel for arthritis pain, helping the nearly 30 million people in the USA with osteoarthritis. This product followed the global launch of a new easy-open cap for Voltaren products to cater for the ageing consumer—an inclusive innovation that won the prestigious Drum Award for Packaging. In 2021, the Group introduced VoltaNatura, an organic plant-based gel for soothing sore muscles.

Advil

Advil is the number two pain relief brand in North America and the fourth largest OTC brand globally. The brand is dedicated to “helping people reclaim life’s possibilities” and for over 35 years, consumers and doctors have trusted Advil to deliver powerful relief from various kinds of acute pain, including headache, muscle ache, backache, minor arthritis, other joint pain and menstrual cramps, as well as the aches and pains of the common cold. Advil, which is ibuprofen-based and effective at relieving pain and fever, is the number one doctor-recommended NSAID among OTC adult pain relief brands in the USA.

The Advil product range includes tablets, caplets, gel caplets, liquid-filled capsules, suspensions and children’s drops to address a broad range of pain relief needs. Advil PM combines the number one selling ibuprofen brand with the number one selling sleep medicine (diphenhydramine) to help relieve night time pain and sleeplessness. Advil Liqui-Gels, the first liquid-filled capsule in the USA, provides fast absorption for rapid pain relief. In 2017, the Group introduced Advil Liqui-Gels Minis for consumers who find capsules difficult to swallow, providing the concentrated power of Advil in a capsule that is 33 per cent. smaller than the standard Liqui-Gels. The Group also sells Advil Migraine, which is clinically proven to relieve migraine pain and related symptoms, and Children’s Advil, for effective fever reduction, providing up to 8 hours of relief in one dose.

In 2020, the Group launched the first ingredient innovation in the US OTC systemic pain relief category in 25 years. Advil Dual Action is the first and only FDA-approved pain relief medication to combine the top two doctor-recommended and most widely used OTC pain relievers, acetaminophen and ibuprofen, into a single pill. The Group’s research shows that consumers want to take as few medicines as possible, yet many use both ibuprofen and acetaminophen—which work in different ways—when treating their pain. Advil Dual Action allows consumers to take a lower daily dose of each medication in a single product that is scientifically backed to provide greater efficacy than the individual components, providing powerful, 8-hour relief.

The Group is also committed to sustainability, and in 2021 Advil announced it was using a first-of-its-kind technology for OTC medicines which decreases the amount of plastic resin required to mould and craft 80 million Advil bottles by 20 per cent. This innovation is expected to reduce the amount of plastic in the environment by nearly 500,000 pounds by 2022 alone.

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Panadol

Panadol has a global footprint covering over 90 countries and it is the number one systemic pain reliever outside of the USA and the seventh largest OTC brand globally. Panadol offers leading paracetamol-based products that provide fast and effective pain relief from headache, joint pain, fever and cold symptoms.

Panadol’s purpose is to “bring freedom from pain so the human spirit can shine” and, with a track record of over 65 years in delivering innovative, high-quality and efficacious products, and a reputation for being effective but gentle, it has established itself as the most trusted pain relief brand in many of the Group’s markets.

Panadol’s expanding product range is designed to satisfy diverse and evolving consumer needs, with products also dedicated to night pain and period pain. During the COVID-19 pandemic, the Group built additional capacity to respond to the growing demand for Panadol to help treat the symptoms of pain and fever associated with COVID-19, including a highly successful post-vaccine programme, which won gold in Nicholas Hall’s APAC Marketing Awards. Unlike standard paracetamol tablets, Panadol Advance ranges contain innovative Optizorb technology. This allows the tablets to disperse up to five times faster compared to ordinary paracetamol tablets, enabling rapid relief and helping consumers enjoy life to the full again.

Other Pain Relief brands

The Group’s global Power Brands are augmented by a number of locally important brands which provide market-leading positions in key markets. Three of these are highlighted below.

Excedrin is a leading systemic pain relief brand in the USA (ranked fifth overall) focused on the relief of headaches and migraines, and has been providing trusted, fast headache and migraine relief to US consumers for over 60 years. Excedrin’s purpose is to deliver fast relief for different types of headaches, with consumers having the choice between Excedrin Extra Strength, Excedrin Migraine, Excedrin Tension Headache and Excedrin PM Headache. The research-backed effectiveness of Excedrin’s products makes the brand a trusted leader in head pain relief, with Excedrin Migraine being the number one neurologist-recommended OTC migraine treatment approved by the FDA.

Fenbid is the leading ibuprofen-based OTC pain reliever in China and the market-leading pain relief brand outside of traditional Chinese medicine. Its purpose is to “enable consumers to move forward and leave their pain behind.” Fenbid provides solutions and formulations that are backed by science, including its popular 12-hour sustained release formula.

Grand-Pa is the largest pain relief brand in Sub-Saharan Africa and the number one Pain Relief (and overall OTC) brand in South Africa. Used by families for over 100 years, Grand-Pa’s purpose is to “liberate people to keep moving their communities forward,” by providing fast and effective relief for different types of pain, driven by formats that absorb fast. Grand-Pa’s headache powder provides symptomatic relief from mild to moderate pain and fever. In 2021, supported by consumer-tested concepts, the Group modernised the Grand-Pa brand with the introduction of stick packs, which use sleek design packaging for ease of consumption on the go.

Respiratory Health

The Group is the global market leader in Respiratory Health. Respiratory Health is a more fragmented category, with local needs and consumer preferences in treating respiratory ailments far more diversified compared to other consumer healthcare categories. The Group’s portfolio is accordingly positioned, with a larger number of brands catering to local needs. Key areas of the category where the Group competes include the £5.6 billion seasonal cold and flu market, the £1.9 billion topical nasal decongestants market and the £3.6 billion allergy care market.

The Group’s focused approach to the Respiratory Health category is highlighted below through its Power Brands, Otrivin and Theraflu, as well as through examples of its other locally important brands, such as Flonase,

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Robitussin and Contac. In FY 2021, the Group generated revenue of £                 billion across its Respiratory Health portfolio. See “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting the Group’s Results of Operations and Financial Position—Seasonality” for a discussion of seasonality in relation to the Group’s Respiratory Health portfolio.

Otrivin25

Otrivin is the number one topical nasal decongestant brand worldwide, with a presence in over 40 markets and exists to “release the wonders of breathing well.” Otrivin provides consumers with a complete suite of nasal care products, including both medicated and non-medicated nasal sprays for adults and children. The medicated sprays, such as the Medicated Complete Nasal Care Triple Action Nasal Spray, are designed to rapidly relieve the symptoms of nasal congestion and provide long-lasting benefits. This is achieved using the active ingredients xylometazoline and ipratropium, which unblock the nose within minutes, and last up to 10 hours, for better breathing. For consumers who prefer a non-medicated solution, Otrivin Naturals uses sterile seawater and sea salt solutions to draw away excess mucus, gently restoring nasal function.

In 2021, the Group launched the Otrivin BreatheClean range in response to growing consumer concerns about the impact of environmental pollution on breathing. Otrivin BreatheClean is a natural ingredient-based saline spray that helps to remove the trapped particulate pollution by washing it away. The range was successfully launched in India and Poland in 2021 and is contributing to strong growth for the brand across both markets.

Theraflu26

Theraflu is one of the world’s leading brands in the seasonal cold and flu market, operating in over 50 markets with over 50 years of history and innovation. Its purpose is rooted in “fighting for a flu-safe world,” with products that deliver effective relief from symptoms. The Theraflu range, consisting of syrups, hot liquid powders, caplets and capsules, provides products in multiple forms to meet consumer as well as market preferences.

The leading format in the Theraflu product range is its Hot Liquid Powders. Available in a range of flavours and drawing on extensive flu expertise, Theraflu has the power to provide symptomatic relief from cold and flu. Theraflu ProNatural Cough addresses consumers’ desire to calm their coughs naturally and contains natural ingredients to help soothe coughs.

Other Respiratory Health brands

The Group’s global Respiratory Health Power Brands are augmented by a number of locally important brands, which provide the Group with leading positions in key markets. Three of these, Flonase, Robitussin and Contac, are highlighted below.

Flonase is a leading allergy remedy in the USA with a presence across multiple other markets. Its purpose is to deliver allergy relief that lasts. Flonase nasal sprays provide 24-hour all-in-one non-drowsy allergy relief, targeting sneezing, runny nose, itchy and watery eyes plus nasal congestion, which most allergy pills are unable to treat. The Flonase range consists of the Flonase Allergy Relief Nasal Spray, the number one prescribed allergy medicine available OTC, and the Flonase Sensimist Allergy Relief, made with MistPro Technology that creates a fine, gentle mist that is scent free.

[25]	Otrivin operates under multiple different brand names around the world, including Rinazina (Italy), Rhinomer (Spain), ProRhinel (France) and Vibrocil (Portugal).
[26]	Theraflu operates under multiple different brand names around the world, including NeoCitran (Canada and Switzerland).

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Robitussin is a leading US cough remedy with a history of over 70 years and a purpose to “deliver cough and other cold symptom relief solutions consumers can count on.” It has a portfolio of products that provides effective relief for multiple needs. The product range includes both medicated and 100 per cent. natural, drug-free remedies for both adults and children, available in a variety of formats. Robitussin is also available across multiple markets outside the USA.

Contac is a well-known cold and flu brand in China. It has a range of respiratory health products known for their strong efficacy, including multi-symptom cold and flu medicines, nasal decongestion sprays and topical decongestion products.

Digestive Health and Other

Digestive Health

The Group is the market leader in the global digestive health market with a portfolio of trusted, leading brands focused on key markets, in particular the USA (ranked first), India (ranked first) and Brazil (ranked second), each of which are in the top ten markets for digestive health products globally. The Group’s key brands are described below. In FY 2021, the Group generated revenue of £            billion across its Digestive Health and Other portfolio.

Tums

Tums is the leading OTC heartburn treatment in the USA with a range of products for the fast and effective treatment of heartburn and acid indigestion. Its purpose is to enable consumers to “fight back against heartburn fast.” To maintain its position as the market share leader, the 90-year-old brand continues to reinvent itself through innovation and creative communications. Tums offers a varied portfolio of products in order to attract different consumer groups and broaden its utility. For example, Tums Chewy Bites, an antacid with a tasty outer shell and soft centre, aims to provide an enjoyable taste experience, attracting young category entrants, whereas Tums Naturals is an antacid containing no artificial flavours or dyes, appealing to health-conscious consumers seeking a more natural solution to their medicinal needs.

Eno

Eno is the number one OTC heartburn treatment in India and Brazil, with a range of antacid products (powders, liquids and tablets) that provide temporary relief from the symptoms of heartburn and gastric discomfort. Eno’s purpose is to “free appetite for life” for people suffering from acid reflux or heartburn, through delivery of smart solutions to aid healthier digestion. Eno powder is notable for its speed of relief as it begins to work in six seconds post-consumption. In India, it is the Group’s single most distributed consumer healthcare brand, with presence in over four million outlets. In Brazil, despite the challenges faced during the COVID-19 pandemic, the brand continued to increase its market share in 2020. This growth was partly driven by the launch of new products with innovative flavours and formats, such as the tutti frutti flavour.

The Group also sells a broad range of other digestive health products, particularly in the USA, where in addition to Tums its portfolio includes Nexium, Gas-X and Benefiber, among other brands.

Nexium is the number two heartburn treatment in the USA (behind Tums) and the number one choice for doctors for their own heartburn.27 Nexium 24HR is an effective treatment for frequent heartburn. It works by blocking acid directly at the source to provide consumers with 24-hour protection, and potentially preventing heartburn before it even starts. As a long-acting treatment, the brand complements the Group’s Tums portfolio, which is an effective treatment for occasional heartburn, and its antacid formulation provides consumers with fast-acting relief. The Group holds worldwide OTC rights to Nexium (excluding Brazil) under an agreement with AstraZeneca, which also involved an Rx-to-OTC switch for the brand in 2014.

[27]	Among primary care physicians who use a branded OTC proton pump inhibitor (Report by FRC, A Lieberman Company, September 2020).

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Gas-X and Benefiber broaden the Group’s Digestive Health portfolio beyond heartburn relief. Gas-X is the number one antiflatulent brand in the USA and Benefiber is a leading laxative in the USA (ranked sixth).

Other

The Group focuses on certain sub-categories in Skin Health, including Lip Care, Haemorrhoid Treatments and Wound Healers. In each of these sub-categories, the Group has leading positions in key markets as illustrated by some of its locally important brands including: ChapStick, the leading Lip Care brand in the USA; Bactroban, the leading wound healers brand in China; Preparation H, the market-leading haemorrhoid treatment in the USA; and Zovirax and Abreva, the world’s two leading cold sore treatments, Further important Skin Health brands include the Lamisil antifungal brand and Fenistil, a treatment for skin irritations.

The Group also has leading positions in Smokers’ Health through brands such as Nicorette, the leading brand in the USA, and Nicotinell, the number two brand globally.

Global reach

Overview

As one of the world’s leading consumer healthcare businesses, the Group has a broad global reach with a leading presence in the key channels for everyday healthcare products across most of the world’s markets.

This is complemented by first-in-class commercial capabilities in brand management, consumer insights, digital commerce and local commercial execution, where the Group’s scale and reputation enable it to access some of the world’s best talent.

The Group’s commercial organisation leverages the benefits of its global scale whilst maintaining accountability and agility at a local level. A focused and lean global commercial organisation provides global brand management and marketing, insights and analytics, and digital commerce capabilities, where centralised expertise, scale and consistency drive significant value. Commercial execution is driven by empowered, accountable business units at a local level structured into three regions: (i) North America; (ii) EMEA and LatAm; and (iii) APAC. See “Item 5. Operating and Financial Review and Prospects—Results of Operations” for a discussion of revenue for each region in FY 2020 and FY 2019.

The Group is the leading OTC/VMS business across all three regions, as well as one of the leading businesses in Oral Health, on the basis of sales to consumers in FY 2020.

Group ranking by region

Region	OTC/VMS	Oral Health
North America	1st	4th
EMEA and LatAm	1st	3rd
APAC	1st	5th
Overall	1st	3rd

North America

The North America region includes the USA, Canada and Puerto Rico, and represents approximately 0.4 billion consumers and 27 per cent. of global GDP.28 The region is distinguished by a well-developed consumer healthcare market with a significant presence of mass retail and large drug store chains. Key market trends include a growing consumer interest in wellness products and alleviating healthcare issues, increased product personalisation to meet specific needs, and a growing e-commerce market, partially driven by the impact of the COVID-19 pandemic.

[28]	Source: World Bank (2020).

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The North America region delivered £             in revenue in FY 2021, representing            per cent. of the Group’s total revenue at an Adjusted operating profit margin of             per cent. Approximately              employees work in the North America region and the business is supported by five manufacturing sites, which work closely with the commercial organisation to support consumer needs.

The Group is the market leader in North America in OTC/VMS benefitting from a 7.9 per cent. market share, with leadership in Digestive Health and leading positions across Pain Relief (ranked second), Respiratory Health (ranked third), Skin Health (ranked second) and VMS (ranked third). It is ranked fourth in Oral Health with a top three ranking in Toothpaste and leadership in Denture Care.

The Group has a broad portfolio of brands in the region, including six of the top 20 consumer healthcare brands in the USA (twice as many as any other business) and a number of category-leading positions in the region, some of which are highlighted below.

1	Proton pump inhibitor, a class of drug which reduces acid production by the stomach and has a longer duration of action than traditional antacids.

Consistent with its scale, the Group has broad distribution capability with over 245,000 points of distribution in the USA across all channels, including mass retailers, pharmacies, clubs, food and convenience stores and digital commerce. Similar to its competitors, while the Group maintains relationships with a variety of significant retailers across its key markets, sales attributable to its top five largest retailers accounted for 60 per cent. of the Group’s revenue in the North American market in 2020. However, the Group’s revenue is relatively balanced across key customers, with no customer accounting for more than 25 per cent. of the Group’s revenue in the region in 2020.

The Group is a partner of choice among its top ten customers in North America. The Group has dedicated multifunctional top customer and channels teams in the region that cover sales, category development, consumer engagement, supply and finance.

Close partnerships are supported by the Group’s two shopper science labs in New Jersey and Arkansas and consumer insights platforms, which enable the Group to conduct joint-business planning with key retailers. The Group’s strategic partnership with Walgreens in the Pain Relief category supported the training of 75,000 in-store retail team members in the delivery of empathetic fit-for-purpose treatment for pain sufferers based on insights derived from the Group’s shopper science lab. A similar partnership seeks to upskill the store sales teams in the VMS category based on the Group’s science and insights generated in the shopper science lab. The Group has been recognised by several leading retailers since 2019, including Walmart, Target, Walgreens and CVS with awards including “Supplier of the Year.”

In the USA, the Group has invested heavily in digital commerce capabilities and marketing support and significantly grew e-commerce sales in FY 2020, for example, having achieved market-leading positions in Toothpaste on Amazon and Topical Pain with Voltaren. Growing first-party data in the USA is facilitating the generation of insights that are leveraged back into the business. The Group has also made progress towards

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improving its customer experiences, including launching its first direct-to-consumer online store for ChapStick in the USA in 2020.

EMEA and LatAm

The EMEA and LatAm regions are managed together within the Group’s structure. Both are large and diverse regions and together they are home to 44 per cent. of the world’s population and 38 per cent. of the world’s GDP.29 Covering over 100 markets they are managed as seven business units: Northern Europe, Southern Europe, Central and Eastern Europe (including the Commonwealth of Independent States), Russia, DACH (Germany, Austria and Switzerland), Middle East and Africa and LatAm (Brazil, Colombia and Wider LatAm) with sales split approximately evenly between these units.

The EMEA and LatAm regions delivered £             of revenue in FY 2021, representing             per cent. of the Group’s revenue at an Adjusted operating profit margin of             per cent. Approximately          employees work in the EMEA and LatAm regions and the business is supported by 14 regional manufacturing sites located across the region, enabling local innovation and closer response to consumer demands.

The Group is the largest consumer healthcare business across EMEA and LatAm with leading positions across multiple categories, including Pain Relief (ranked first), Respiratory Health (ranked first), VMS (ranked third) and Oral Health (ranked third).

[29]	Source: World Bank (2020).

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In many EMEA and LatAm markets, OTC products are exclusively sold through the pharmacy channel. Nevertheless, mass market retail is significant for Oral Health and VMS products and, in certain markets, for OTC products, notably in the UK, Netherlands and Mexico. Overall the pharmacy channel represented              per cent. of revenue in the region in FY 2021, mass market retail represented              per cent. in FY 2021 and other channels made up the remaining          per cent.

Given the importance of independent pharmacies and pharmacy chains in EMEA and LatAm, the Group maintains a large sales force, covering about 148,000 pharmacies. The sales force sells, drives in-store visibility and provides training on the Group’s brands. Across the region, this supports weighted distribution levels of approximately 90 per cent. for Voltaren, Otrivin, Theraflu and Corega in pharmacy and a 15.5 per cent. market share overall (ranking first) in the pharmacy channel. In mass market retail, the Group has a 20.7 per cent. market share and is ranked second. Overall, the Group’s sales force is ranked highly by customers, scoring first on overall performance in 7 of the 19 EMEA & LatAm markets surveyed in a 2020 IPSOS survey of the Group and its multinational competitors.30 The Group also utilises third-party sales force providers in certain markets for the sale of its products in order to maximise their availability and visibility, particularly in the mass market channel.

As in North America, the Group supports its customers to improve their category performance, utilising a shopper science lab and using image-recognition technology to track distribution and the visibility of key products. This enables the Group to collect insights to deliver efficient in-store execution of its brands. In Russia, for example, recent deployment of image recognition technology in mass market stores has enabled the Group to increase distribution of its core range of products by 8 per cent. and increased its share of category shelf space by 4 per cent. in four months after implementation in December 2020.

APAC

APAC is a large, diverse and high-growth region, including approximately 3.9 billion consumers and approximately 35 per cent. of global GDP.31 The region is split across five business units serving 22 markets

[30]	©IPSOS 2021 GSK Pharmacy Tracking Global Report 2020.
[31]	Source: World Bank (2020).

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incorporating both well-established markets such as Japan, South Korea and Australia, as well as rapidly growing markets including China, India and South East Asia. The region is distinguished by a rapidly emerging middle class fuelling a demand for increased self-care and product premiumisation, together with high levels of e-commerce in key markets, most notably China.

Asia Pacific region

APAC markets delivered £                 billion of revenue in FY 2021(                 per cent. of the Group’s revenue) with a                 per cent. Adjusted operating profit margin. The region delivered growth of                per cent. in FY 2021, whilst improving Adjusted operating profit margin from                per cent. in FY 2020 to                per cent. in FY 2021.

The Group is the market leader in the APAC region in OTC/VMS, with leadership positions in Pain Relief and VMS. In Oral Health, the Group holds the leadership position in Denture Care and Sensitivity Toothpaste (fourth overall in Toothpaste). This has been achieved through a highly focused portfolio where eight brands32 with leading market positions accounted for                 per cent. of total revenue in FY 2021.

[32]	Sensodyne, Caltrate, Centrum, Panadol, Polident, Voltaren, Eno, Fenbid.

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The Group’s business in APAC is supported by broad local capabilities and expertise which provide it with the agility to respond to evolving consumer needs across the dynamic markets of the region. In addition to local commercial execution, the region’s 5,800 employees also support R&D, marketing strategy and manufacturing. The Group’s R&D centre in Suzhou, China develops new products for the region based on local needs and insights and collaborates with the five regional manufacturing sites to facilitate their introduction. With a strong regional network supply ecosystem, 82 per cent. of the Group’s business in APAC is supplied within the APAC region.

In recognition of the diverse retailer and regulatory market landscape within APAC, the Group takes a varied approach to its distribution strategy across the region, which variously consists of direct sales to retailers, indirect sales made through distributors, or a combination of both methods depending on the channel dynamic of the given market and the scale of the Group’s operations. In India, the Group’s products are distributed by Hindustan Unilever Ltd.

The sales force within APAC is also deployed according to the structure of the relevant market. Centralised buying functions are managed by centralised account management in more developed markets, whereas smaller, independent customers are managed by territory managers and sales representatives. The Group’s sales force in APAC consists of approximately 2,500 employees who are further supported by distributor sales representatives in certain markets. These teams are supported by the Group’s shopper science lab in Singapore, which enables category management partnerships with key retail partners.

The APAC region leads the world in digital commerce with 61 per cent. of global retail e-commerce sales in 2020 (according to eMarketer, May 2021) and 60 per cent. of the world’s mobile content expected to be consumed in APAC by 2030 (according to Digitalcommerce360, February 2021). The Group has invested heavily in this area. Through the prioritisation of digital programmes in APAC, e-commerce sales have grown by                 per cent. in FY 2021.

One such programme in China is based on the latest developments in the online-to-offline (O2O) services market. O2O services enable a seamless digital purchase experience for the consumer by combining physical retail pharmacy locations for sourcing and platform courier teams for collection and delivery. These services enable consumers to find product information and order medicines through O2O platforms and receive at home or to office delivery, typically within 30 minutes. The Group identified the potential for O2O services and established a dedicated O2O team to establish strategic collaborations with leading O2O platforms such as Meituan and Eleme (part of the Alibaba group).

The Group has established flagship e-commerce brand-specific stores run on Alibaba’s T-mall platforms and collaborates with online health and consultation platforms such as We-Doctor and JD Health to enable consumer access to online advice, educational content, brand content and on some platforms also direct product purchase.

The Group has also developed strategic collaborations with the Alibaba group where its Digital Captaincy status in the VMS category enables access to a greater degree of data granularity in those categories, to better inform its planning and execution capability in marketing and commercial activity.

Besides its strong position on established e-commerce platforms such as T-mall, the Group is also actively expanding into social commerce on popular video social media platforms such as Douyin (TikTok). The Group has recently established stores for several of its brands on Douyin’s platform so that consumers can immediately purchase products on the platform whilst engaging with the brand through content and livestreaming.

The Group has also established an in-house consumer data platform allowing 1st 2nd and 3rd party consumer data to be connected using advanced digital analytics. This enables richer and better targeted consumer engagement to meet consumers’ healthcare needs more effectively through CRM and marketing programmes.

Engagement with Consumers

As a leading consumer healthcare business, the Group has broad capabilities in marketing, expert marketing, design, and consumer and business insights and analytics. These capabilities are complemented by a strong and

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growing capability in digital commerce, an area where the Group has invested heavily since the integration of the Pfizer Contributed CH Business.

Marketing

The Group has a clear and differentiated purpose to deliver better everyday health with humanity and this drives the way the Group develops and commercialises its products. We believe the Group has a competitive advantage with its human understanding, combined with its trusted world-leading science. The Group’s brands are purposeful, founded in science and focused, not only on care, but on quality of life, empathy and inclusion.

By putting brand purpose at the centre of highly integrated campaigns, which are aligned across commercial, expert, marketing and R&D, the Group’s human-centric brands help to deliver more emotional connections and relatable consumer-centric experiences to support better health outcomes.

For example, Voltaren’s purpose is to restore the joy of pain-free movement for body pain sufferers worldwide.

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A number of the Group’s campaigns are enduringly famous, reflected in and recognised by the wide range of global and national marketing awards the Group has received. Sensodyne’s famous dentist testimonial advertising was launched in 2004 and continues to offer authentic dentist recommendation to consumers across the world. Over 5,000 dentists have offered to recommend Sensodyne in the media, reflecting the significant numbers who do so every day.

Newer campaigns have also received considerable acclaim. For example, Theraflu’s “roll up your sleeves” campaign and #FightingFluTogether to better meet the needs of underserved communities drove reappraisal of the brand and improved social sentiment scores for Theraflu.

The Group prioritises marketing with a positive social or environmental impact and incorporates social and sustainability goals aligned with brand purpose within its marketing strategies. For example, Otrivin’s brand purpose is to “release the wonders of breathing well.” Accordingly, Otrivin aims to raise awareness of the impact of air pollution on health reflecting growing consumer concerns. In 2021, Otrivin partnered with a European biotech company to build a playground that actively purifies the air as more children play in it. This is particularly pertinent given that 93 per cent. of the world’s children are forced to play in spaces with unacceptable levels of air quality. This installation featured at COP26 and drove significant levels of earned media.

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Historically, the Group has achieved multiple successes for its marketing campaigns, including design, creative impact, effectiveness and digital. This includes high-profile Gold and Grand Prix awards at Cannes Lions, the Institute of Practitioners in Advertising, The Effies, Red Dot and D&AD.

The Group continues to evolve its marketing operations and in 2021 it opened its pioneering in-house content studio, CaST. CaST provides end-to-end content production, allowing the Group to be agile and cost-effective in its content development, delivered via in-house subject matter experts and underpinned by technology. This production model also helps the Group to advance its creative effectiveness through dynamic creative optimization (“DCO”). In a six-month period in 2021, CaST delivered 32 DCO campaigns across 17 markets leading to a significant increase in click-through-rate. The marketing function also continues to embrace technology, such as artificial intelligence (“AI”) and in 2020, Sensodyne launched Trio, the world’s first machine learning and AI-enabled mobile experience, which assesses people’s risk of having sensitivity. Trio is designed to give users personalised treatment advice and a sample or coupon product, based on a picture of a user’s mouth and a short questionnaire filled out by the user. Trio has been launched as a pilot across multiple markets, including some of Sensodyne’s fastest growth markets, such as China and India. Additionally, the Group utilises an industry-leading AI tool designed in partnership with Google and Picasso Labs – Creative X – which scans over 15,000 video assets in 56 markets and provides recommendations for creative improvements following YouTube best practices.

Commercial insights and analytics

Achieving a deep understanding of consumers, shoppers, experts and retailers is pivotal to the mission of the Group.

The Group benefits from historic investments in in-house research facilities to solicit live shopper feedback. This is used to improve pack designs, point of sale materials and shelf layouts, including research tools to reach shoppers in their own homes, which the Group utilised extensively during the COVID-19 pandemic.

In addition, the Group’s shopper science labs provide real-life and digital store environments across all retail channels to recreate shopping scenarios to understand shopping behaviour, so that it can tailor and personalise category and brand execution. This is supported by its centre of excellence for shopper psychology, shopping insights and category management.

The Group uses its observatory tool to provide marketers, R&D and other teams across the organisation with direct access to the full breadth and depth of its knowledge base and to support their collaboration. This tool encompasses over 8,000 insight and analytics projects, nearly 1,000 tested concepts, over 20 specialist subject libraries, and links to over 30 other dashboards and research sources. It is updated in real time and new insights are added nearly every day.

Consumer insight and understanding are further built through a number of complementary marketing initiatives. For example, by partnering externally with InSites Consulting, the Group has developed an extensive toolset to provide enhanced consumer insight. This has been supported by more traditional large-scale key audience survey data and qualitative interview information.

By enabling on-demand engagement with almost “any audience anywhere” via established external partnerships to provide insight globally, the marketing organisation has flexibility to identify and utilise the optimal market research approaches to identify commercial opportunities, while taking into consideration commercial objectives, target audiences and timing requirements.

The Group uses an extensive toolset to spot emerging consumer trends with disruptive potential in order to support it shape the future of everyday health. Its toolset is designed to discover and frame trends impacting health and wellness, to monitor their expression over time and to prioritise those that will rise and endure. The

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Group’s proprietary and comprehensive global trends framework monitors forces of change, trend territories and over 20 trends which have the highest adoption and disruption potential. Combined with tools to monitor fresh trend signals from search, social and in market competitor activity, this enables the Group to identify and react to global and local innovation opportunities, thereby driving incremental sales.

Digital capability

Deep human understanding attained through the Group’s data partnerships and insights process is further enhanced by significant digital capability to create highly efficient, effective and impactful marketing campaigns. The Group was an early adopter of the Tech Stack (Google), creating direct ownership of and access to audience data. Additionally, the Group uses Publicis’ PeopleCloud (cloud-based marketing platform) to leverage relevant data sets to better identify and connect with its growth audiences. The Group has systematically applied a data-driven approach to marketing via PeopleCloud across its markets of operations, which enables it to target similar customers and continuously learn and grow its customer base. By responsibly balancing privacy and personalisation, the Group is able to build long-term relevant relationships with consumers across all of its brands.

Marketing campaigns are planned via digital-first connection planning, generating and placing content made relevant for events, seasons, formats, cultural occasions and even weather patterns. One of the Group’s advancements in predictive marketing is a proprietary tool called TRGR, or Trigger. This pulls in data signals that help pinpoint where and when the Group’s audiences are more or less receptive to its messages. It employs a set of bespoke and customised business rules to provide dynamically personalised content designed to drive the Group’s visibility in key moments, while delivering improved cost efficiency and stronger performance. Digital media spend has reached approximately 50 per cent. of media spend, fuelled by robust return on investment metrics from marketing effectiveness tools.

More broadly, the Group has increased its investment in digital capability across the business to improve overall speed and efficiency. Data, a key enabler for growth, is a particular area of focus as it allows the Group to better understand its consumers and customers. In 2020, a dedicated data team of data scientists, innovation specialists, user experience designers and data apprentices was set up to build the data strategy and governance processes in readiness for a future standalone business. The team is also focused on building data literacy across the business to enable it to extract the most value from its data, which will accelerate the Group’s digital transformation and support more effective decision making.

As part of the recent transformation of the business, the Group places significant focus on enhancing the digital capability and literacy of all of its people. In 2020, it launched the Digital Commerce Academy, an online learning platform with training modules, playbooks, planning frameworks and other resources to help embed core digital commerce learnings and behaviours. Since launch in August 2020, more than [1,800] employees across over [60] countries have completed training through the platform. The academy complements the digital accelerator programme, which rolled out in 2020 in the EMEA region, following a successful launch in APAC in 2019. The programme is designed to drive sales through digital commerce and promote a digital-first culture by integrating external digital experts within teams. Building on this, in 2021, the Group announced a partnership with University College London to create an industry first, exclusive digital commerce mini-MBA, which is available for all of the Group’s employees. As a university-level educational certification, the programme represents a first for the consumer industry.

The acceleration of investments into digital infrastructure and media channels has created a more efficient, transparent and connected path to consumers. The Group has re-balanced its digital investment to reflect consumer changes, while the increased use of digital channels has also enabled it to analyse data to a greater degree, delivering key consumer insights and enabling the targeting of specific audiences and consumer needs that previously may not have been addressed.

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The Group has begun to see significant success where it has made investments in digital. In the 2020 launch of Voltaren in the USA, e-commerce formed a key pillar of the successful brand launch. Two billion media impressions were earned through traditional TV and online video advertisements. Similarly, during the Advil Dual Action launch, 588 million YouTube impressions were made.

Notably, the Group’s first US website for Voltaren, VoltarenGel.com, was recognised by the Arthritis Foundation as the world’s first arthritis-friendly website and obtained Gold Distinction in the 13th Annual Shorty Awards. Among other features, the website implemented accessibility features such as voice search and scalable font sizes to account for the possibility that users might have arthritis in their hands that would make it difficult to navigate a website.

Overall, US e-commerce sales grew to 10 per cent. of revenue by mid-2021 (8.7 per cent. in 2020). There has also been similar growth in e-commerce sales in other important markets such as China, the UK and Germany.

Engagement with Experts

Overview

The ability to engage appropriately with experts within the healthcare community is a key driver of the Group’s performance. The Group’s capabilities in expert engagement are one of its key strengths and it is widely recognised as a partner of choice by healthcare professionals.

On average, every healthcare consumer receives 6.5 recommendations per year from experts and healthcare professionals for OTC and oral health products. That provides 10 million relevant experts and healthcare professionals with 52 billion opportunities to make recommendations every year. Importantly, consumers take these expert recommendations seriously and often act upon them. For example, 85 per cent. of pharmacist recommendations lead to a purchase.

The Group has a dedicated approach to building relationships with experts, healthcare professionals and external leaders based on trusted advice, recommendations and trial of its products. This is supported by its purpose to “deliver better everyday health with humanity” and is sustained by the knowledge that expert engagement has a direct impact on everyday health behaviours. The Group is differentiated by its commitment to trusted science and strict policies on scientific engagement, both of which provide a strong foundation for its engagement with the healthcare community.

Nurturing genuine relationships with the scientific and healthcare community also generates significant benefits for the Group which go beyond the direct generation of sales through expert recommendations. Expert engagement generates insights that inform product design and support clear communication of product benefits to consumer populations. It also helps to ensure that the Group has early visibility on unmet category needs.

Expert field force

The Group maintains a large, dedicated consumer healthcare expert field force that engages with doctors, dentists, pharmacists and other healthcare professionals across all of its key markets and has a reputation that scores positively in terms of service. The Group’s research indicates that the field force’s “called-on” experts make more recommendations per week than experts that are not called on and this has a direct impact on product performance.

Digital

In addition to its expert field force, the Group engages with a broad group of healthcare professionals through its digital tools. The Group has dedicated digital channels for experts in 38 markets and has a specialist digital team that engages with experts and healthcare professionals via a dedicated portal, webinars, personalised learning, email marketing, social media, searches and paid media channels.

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Conferences and events

The Group believes that one of the most effective ways of ensuring that consumers and patients feel heard and reassured is by respecting, valuing and supporting the experts that care for them. As a result, it runs a number of above brand and audience-led initiatives that support the wellbeing, professional development and, where appropriate, business acumen of expert audiences.

In addition, the Group has a presence at all major healthcare professional conferences, which are growing in reach with the addition of virtual capabilities. The Group also presents symposiums on topics relevant to its products and categories and publishes in peer-reviewed publications globally.

Partnerships and initiatives

The Group also engages with experts across a range of global and regional initiatives which are relevant to its brands and categories. These allow the Group to build trust with the healthcare community and they also provide useful insights to support future innovation and increase engagement for the Group and its products.

The Group recently partnered with the International Federation of Pharmacists (“FIP”) to commission research amongst their four million professional members on the impact of air pollution on respiratory health. FIP is the global federation of national associations of pharmacists and pharmaceutical scientists and it has 151 member organisations worldwide. The partnership has resulted in pioneering research on the impact of air pollution on respiratory health and a thorough understanding of the barriers that exist to optimal self-care, including health literacy.

In a similar way, the Group’s partnership with world-leading scientific experts and Smile Train, a non-profit organisation providing corrective surgery for children with cleft lips and palates, led to the world’s first cleft care consensus guidelines in 2020 and an inclusion of cleft care in the WHO resolution for oral health. When the cleft care consensus guidelines were activated in India, recommendations of Sensodyne increased significantly.

R&D

The Group’s dedicated consumer healthcare R&D organisation has a longstanding track record of successful innovation and the generation of product claims supported by scientifically robust clinical evidence. It also has a critical role in supporting the compliance of the Group’s existing and new products with varied, complex and moving regulatory requirements in over 170 countries in which the Group operates. It is differentiated by its global reach, broad capabilities, its leading position in Rx-to-OTC switches and its ability to combine cutting edge science with deep consumer understanding.

Capabilities

The R&D organisation’s talent pool of approximately 1,400 employees combines OTC and FMCG experience and represents a wide range of scientific disciplines including scientists, medics, dentists, nutritionists, formulators, engineers, accredited regulatory professionals and some of the world’s finest flavour scientists. The Group’s category-level marketing and R&D teams lead the strategic agenda of the Power Brands and drive and execute at scale the Group’s innovation pipeline. Local marketing and R&D teams drive the growth and innovation agenda of the [local] brands and execute local market-relevant innovations for the Power Brands. This organisational setup maximises speed of implementation, utilises dedicated supply chains and tailors for consumer specificities. See also “—Global Reach” above, and “—Quality and Supply Chain” below.

The Group has three state-of-the-art R&D centres in Richmond, Virginia, USA (OTC/VMS), Weybridge, UK (Oral Health), and Suzhou, China (all categories in the Chinese market) providing it with a broad range of in-house scientific capabilities. Among other capabilities, these sites possess: (i) fast prototyping and scale

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equipment for early stage development; (ii) imaging capability with high specification instrumentation; and (iii) analytical chemistry, product chemistry, sensory, packaging, process engineering, microbiology and stability capabilities. The R&D centres also support scale-up and technical transfers to manufacturing and provide end-to-end support for small-scale manufacturing. These capabilities are augmented by further consumer-centric capabilities, including consumer behavioural facilities and sensory and flavour science laboratories. In addition, the Group has 14 other R&D centres which support local business units and enable the Group to recruit R&D talent globally to develop products closer to its consumers and tailor innovation for local consumer needs.

The Group believes that the ability to support its products and claims with trusted science is critical to its relationship with consumers and healthcare professionals. In support of this, the Group has dedicated capabilities to support both clinical trials and real world studies of its products and innovations. The Group has conducted over 70 clinical studies involving over 6,000 participants across six countries and 70 sites over the last five years, whilst the successful Rx-to-OTC switch of Voltaren in the USA in 2020 was supported using consumer survey data in markets where Voltaren is already an OTC medicine. The R&D function’s expertise is also reflected in its track record of publications, peer-reviewed journal contributions and patents, including 245 publications and 72 priority patent applications filed within the five years to end of 2020.

The Group’s R&D organisation places the understanding of the consumer at the heart of its innovation processes and draws on its dedicated in-house sensory and flavour science labs and consumer and shopper facilities to design products with the consumer in mind. The Group’s R&D scientists regularly connect with consumers via digital channels to obtain early feedback on innovation and the Group also monitors e-commerce reviews and utilises data-driven tools to better understand trends, unmet needs and areas of opportunity. Advanced visualisation techniques enable the Group to translate scientific benefits to consumers in an accessible manner.

The Group also maintains local regulatory, medical and pharmacovigilance capability around the world with, for example, regulatory professionals embedded in over 60 markets. This enables the Group to rapidly launch innovations, maintain compliance on existing products, and engage in and enhance the self-care regulatory landscape—a capability which is a barrier for other smaller players. To illustrate this point, the Group has completed over 13,000 regulatory applications and approvals around the world in the last three years.

The Group augments its internal capabilities through dedicated business development and external innovation teams that scout and in-licence leading technologies. Innovation is further supported by a large external ecosystem including established suppliers and contract manufacturing organisations. Over 30 per cent. of the Group’s pipeline originates from external partnerships.

Rx-to-OTC switches

The Group has an enduring and world-leading capability in Rx-to-OTC switches. The switch of prescription products to OTC status is a key source of innovation and growth in OTC and requires strong and niche expertise in medical, regulatory and commercial matters. The Group has a differentiated switch and direct-to-OTC consumer capability with a proven track record, having successfully completed four switches (Nexium, Flonase, Flonase Sensimist and Voltaren) in the USA in the last seven years, more than twice as many as any other business. These switches delivered over £             in revenue in FY 2021. The Group’s capabilities in switches are long-standing, with the Group and its predecessors having switched 20 products since 1990. Additionally, the Group successfully completed one new drug application in 2020 (Advil Dual Action). These capabilities are a key differentiator and the Group has a long-standing dedicated in-house team composed of R&D and commercial experts, with a track record of switching both GSK and non-GSK products.

Going forward, we expect new switch opportunities to be increasingly supported by digital technology to increase product awareness and availability, to enable better self-care and to deepen direct relationships with consumers.

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Selected innovations

The Contac product range includes a nasal decongestant tablet that gives fast and effective relief of seven cold and flu symptoms. In China, to address the Ministry of Health’s policy restricting pseudoephedrine-containing OTC medicines, the Group was able to in-license appropriate technology and use its scientific and market expertise to overcome significant regulatory and technical challenges to launch the Contac Revive innovation in August 2020.

In 2021, the Group upgraded its core Sensodyne Repair & Protect franchise with the launch of Sensodyne Repair & Protect Deep Repair. The Group acquired a novel technology, NovaMin, which was based on findings from bone implant technology. This enables a deep and targeted occlusion of dentine tubules, in turn helping to reduce dentine hypersensitivity.

A further recent innovation in Oral Health is the launch of Sensodyne Complete Protection in January 2022, where the Group has created a formulation which offers all-round oral care benefits, such as cavity protection and enamel strengthening, while still providing Sensodyne’s clinically proven sensitivity protection.

In February 2021, the Group launched its Centrum Probiotics range in China. The R&D function developed the products using certified probiotic strains imported from Denmark. The launch was the Group’s first major move to expand Centrum beyond being a purely multi-vitamin and minerals brand, and was achieved within seven months from project initiation, reflecting the Group’s agile R&D capabilities.

In 2020, the FDA approved Advil Dual Action with acetaminophen as an OTC product for pain relief. The exclusive formula, launched in June 2020, is the first FDA-approved OTC combination of ibuprofen and acetaminophen in the USA.

Across 2019 and 2020, the Group upgraded its Voltaren franchise across Europe with the introduction of two patented, award winning, packaging solutions. Detailed consumer work highlighted that convenience and ease of opening were key trial barriers. A “no mess” applicator removed the need for direct product contact with hands. Additionally, observing the target arthritis group’s use of the original product led to the introduction of the arthritis friendly “easy open” cap.

As part of its wider sustainability strategy, the Group has committed to producing only 100 per cent. recyclable or reusable packaging by 2025 (where quality, safety and regulations permit). Within Oral Health, extensive stability and quality testing is underway to ensure that all of the 1.1 billion toothpaste tubes produced by the Group each year are made recyclable (first wave launched in August 2021 for Sensodyne Pronamel in Europe). The Group is also redesigning its toothpaste caps with ergonomic upgrades to reduce plastic use by 10 per cent. The Dr.BEST bamboo toothbrush (launched in 2020) and the Dr.BEST first climate-neutral toothbrush made from renewable resources (launched in 2021) are further recent innovations highlighting the Group’s sustainability strategy.

For further information on the Group’s R&D-driven innovations, see“—Categories and Brands.”

Quality and Supply Chain

Overview

The Group operates a supply chain which combines a network of 24 in-house dedicated consumer healthcare manufacturing sites with a number of third-party contract manufacturing organisations (“CMOs”).The Group derives important commercial and competitive benefits from the large historical investments it has made in its footprint, infrastructure, quality control systems and people. It benefits both from the economies of scale from its

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large multi-region manufacturing sites and from its ability to manufacture with agility and scale on a regional level, close to its consumers. In addition, the quality and supply chain organisation’s track record in consistently meeting the rigorous compliance requirements of national regulatory bodies, demonstrated via successful quality inspection outcomes, is the result of investment, expertise and a cultural commitment to quality which are difficult to replicate. See “Item 5. Operating and Financial Review and Prospects—Key factors affecting the Group’s results of operations and financial position—Supply Chain” for a discussion of the key factors impacting the Group’s supply chain.

Group Internal Supply Network

Scale manufacturing at a local level

As one of the largest consumer healthcare companies in the world, the Group is able to deliver the cost benefits of scale manufacturing both at multi-region supply sites such as Dungarvan and Nyon, and through regionally focused sites close to its customers such as Suzhou and Oak Hill.

Every year, the Group supplies more than 3.5 billion consumer packs globally, including approximately 1.7 billion tubes of toothpaste, approximately 55 billion individual tablets and high volumes of liquid doses, gels and creams. Approximately 70 per cent. of consumer packs are sourced internally within the Group, with the remainder through a network of CMOs.

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The Group’s ability to manufacture locally at scale is illustrated by some of the Group’s key sites:

Levice, Slovakia	Supply of the Group’s full portfolio of toothpaste at competitive cost across EMEA at a volume in excess of 750 million tubes annually

Dungarvan, Ireland	Supply of up to six billion tablets of Panadol annually in addition to the full range of denture cleansers and fixatives.

Nyon, Switzerland	Supply of more than 200 million units of the Power Brands Voltaren and Otrivin

Guayama, Puerto Rico	Supply of all Advil, Centrum and Emergen-C products for North America. The production of Emergen-C was consolidated into Guayama as part of the Group’s ongoing supply chain efficiency programme following completion of the Pfizer Transaction to add further scale leverage.

Suzhou, China	This is a dedicated China supply site combining agility for new product introduction and manufacturing at scale for key local products. The recent addition of a second facility was designed to support growth and expansion of the VMS product range.

The Group’s manufacturing footprint is well aligned geographically with its key markets around the world. This allows products to be regionally sourced and more easily tailored to local needs whilst also reducing the costs and risks associated with single-sourced global manufacturing. For example, the six in-region manufacturing sites in APAC supply 82 per cent. of the region’s products and work closely together with the Suzhou R&D organisation to facilitate the rapid introduction of innovative region-specific products. The geographically aligned sourcing of products also provides a natural currency hedge, helping to mitigate the impact of foreign exchange movements.

Complementary mix of internal and external supply

The Group’s supply chain includes approximately 180 external CMOs which supply approximately 30 per cent. of its consumer packs. While the Group has consolidated its CMO network in recent years as part of its ongoing supply chain efficiency programme, it has many ongoing long-established relationships with high quality and trusted CMOs. These relationships allow the Group to access specialist dose forms, for example, in manual toothbrushes, sprays and patches, while supporting the Group’s agility in meeting changing consumer demands and providing innovation and responsive new product introduction in all geographies.

Fully invested systems infrastructure

In support of the internal and external network of manufacturing sites, the Group maintains a robust and up-to-date systems infrastructure including a single SAP enterprise resource planning system at 22 of its 24 internal sites, separate from that of the GSK Group and covering demand forecasting, supply planning, new product introduction and artwork management. These investments enable seamless interaction across the supply chain whether production is sourced internally or externally from CMOs.

Ongoing synergy delivery from the integration of the Novartis and Pfizer consumer healthcare businesses

The Group continues to benefit from the scale advantages arising from the combination of both the Novartis and Pfizer consumer healthcare businesses with GSK’s consumer healthcare business. Over the past six years, the network rationalisation programme has reduced the Group’s internal network from 41 sites inherited from the legacy GSK, Novartis and Pfizer businesses to 24 and the Group’s supply network continues to deliver significant synergies from the integration of the six legacy Pfizer sites and CMO network. To date, over £100 million of annualised synergies have been delivered through the Pfizer supply chain integration programme alone, with further savings projected.

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Robust quality and compliance

The Group’s supply chain infrastructure is distinguished by high quality standards and rigorous compliance procedures which are applied both to internal sites and the Group’s CMO partners. These allow consumers, healthcare professionals and regulators to be confident in the Group’s products.

The effectiveness of the Group’s quality management systems is validated by ongoing strong performance in external regulator audits. The Group’s supply chain is subject to multiple regulatory inspections every year by national medical regulatory bodies including the FDA and the UK Medicines and Healthcare products Regulatory Agency. Since 2019, there have been more than 200 inspections by national regulatory bodies with a 99.5 per cent. success rate across the internal supply network.

The Group has continued to invest to sustain this strong quality and compliance record in order to keep ahead of evolving regulatory requirements. Recent investments include an updated quality management system, enabling enhanced end-to-end compliance capability and efficiency and electronic batch records deployment into key internal manufacturing sites.

Efficient and customer-oriented warehousing and logistics network

Following the integration of both the Pfizer and Novartis consumer healthcare businesses, the Group’s warehousing and logistics network has been reviewed and optimised to meet efficiency and customer service requirements for the combined portfolio and channel mix.

In markets with well-developed infrastructure and established third-party OTC distribution capabilities, for example in North America and Western Europe, the Group operates through large-scale distribution centres. In Europe, to further leverage scale and to enable efficient inventory and service management, the Group operates warehouses covering multiple markets, often in conjunction with multi-language packs. Typically, distribution centres are operated with expert third parties in order to leverage scale, expertise and technology platforms. In all cases, distribution centres, whether in house or third-party, must comply with the Group’s rigorous quality compliance standards and are subject to the Group’s audit process.

Ensuring supply continuity

The Group benefits from a comprehensive risk management programme which applies across all of its sites to minimise potential disruption of supply to customers and patients. This is supported by independent risk assessment of each manufacturing site. The Group continues to drive down risk in its sites with a robust risk management approach and a strong environmental, health and safety risk reduction programme. Supply continuity is also supported by the Group’s history of strong relations with its site-based employees and union representatives—presently, fewer than 50 per cent. of the Group’s sites are unionised.

The Group sources from approximately 2,500 direct material suppliers in approximately 65 countries. While, in broad terms, packaging supply and raw material supply takes place at a local or regional level, the sourcing and supply of active pharmaceutical ingredients and excipients is typically at a global level. To assist the mitigation of packaging and raw material sourcing risks, the Group operates a dual-sourcing programme, which prioritises critical items where risk is highest and revenue dependency is significant. As of 31 December 2021, 75-80 per cent. of the Group’s materials supply by spend was sourced from more than one supplier and it expects this to increase to 85-90 per cent. by the end of 2023. Where dual sourcing is not expedient or feasible, for example with unique specification materials (such as supplier IP-owned flavours, or bespoke/IP-owned packaging applications), the Group mitigates risk through holding higher inventories and sourcing from multiple production sites owned by the same supplier.

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Enabling the Group’s sustainability agenda

The supply network plays a key part in the delivery of the Group’s ambitious sustainability goals with a number of key initiatives.

To support the global efforts to mitigate the impacts of climate change, the Group has implemented on-site solar power generation at 12 of its 24 internal sites and is targeting the delivery of carbon net zero scope 1 & 2 by 2030.

The Group’s supply network is also implementing a broad range of other environmental and sustainability initiatives. For example, the Group achieved Zero Waste to Landfill certification across its network in 2021 and expects to achieve sustainable sourcing of palm oil in 2022. From a product perspective, the introduction of 100 per cent. recyclable toothpaste tubes and carbon-neutral plastic-free toothbrushes has commenced in Europe and the Group is working towards the implementation of pioneering recycling solutions for tubes and blister packs by 2030.

Intellectual Property

Trade marks

The Group’s meaningful and distinctive brands are of central importance to its business. Accordingly, the Group employs a global trade mark strategy to ensure that it has extensive and geographically wide-reaching trade mark coverage to protect their reputation and goodwill. As of 31 December 2021, the Group’s trade mark portfolio consisted of approximately              trade mark registrations and applications in multiple jurisdictions worldwide. These are managed centrally at Group level in order to ensure robust portfolio management and consistency.

The Group’s Power Brands have the most extensive level of trade mark coverage, with rights filed to cover relevant word marks and logos in all major markets. Local strategic brands in the Group’s key markets have additional coverage in their relevant markets. There is also substantial coverage for the Group’s other leading brands worldwide. Along with the comprehensive worldwide coverage, the Group has particularly extensive trade mark protection for its products in the USA and China, both being key markets for the Group.

The Group has worldwide exclusive, royalty-free and sub-licensable licences for certain OTC products from both Novartis (including Voltaren and Lamisil) and GSK (including Flixonase, Bactroban and Zovirax). These shared brand licences are perpetual, subject to material breach by or insolvency of the relevant member of the Group, and exclusive in relation to consumer healthcare products, subject to customary exclusions.

Additionally, the Group licences certain brands to and from third parties, including Nexium (OTC only), which is a worldwide in-licence from AstraZeneca (excluding Brazil); Nicorette, which is a US in-licence from Johnson & Johnson; and Nicoderm, which is a US in-licence from Sanofi.

The TSK&F Joint Venture in China markets several of the Group’s OTC brands locally (including Contac, Fenbid and Bactroban). The main trade marks for the marketed products are generally owned by, or licensed to (from GSK or Novartis as shared brands), the Group and licenced to the TSK&F Joint Venture.

The Group routinely monitors the trade mark activities of competitors and takes timely legal action to appropriately enforce its trade mark rights against infringing third parties and ensure that the Group’s brand reputation, goodwill and value are protected. This action is employed through infringement litigation in courts, enforcement actions at national intellectual property authorities or by direct negotiations.

Patents

The Group employs a global patent strategy that endeavours to protect the Group’s R&D innovations and commercial products and strengthen the Group’s competitive position in the global consumer healthcare market.

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The Group currently owns, as of 31 December 2021, approximately              active patents and              patent applications globally, including patents and patent applications relating to many of the Group’s Power Brands.

Patents in consumer health play a vital, but different, role than patents in other health-oriented fields such as pharmaceuticals and vaccines. Consumer health-based patents rarely, if ever, solely cover a new active pharmaceutical compound by itself, because nearly all consumer health-based products use well-known, established active pharmaceutical compounds whose original patents have long since expired. Instead, consumer health-based patents focus on all aspects of a product itself, such as the formulation, method of manufacturing, delivery device, packaging, method of treatment, and design. Through careful evaluation of the different unique features of each consumer health product, the Group’s products are often protected by multiple patents covering a variety of distinct features of the product. This results in less reliance on individual patents for a product’s commercial success, and the inability to obtain patent protection for one feature of the product can often be offset by patent protection of a different feature. Consequently, the Group does not consider any single patent to be critical to its overall financial health and success.

The Group’s global patent portfolio provides a number of competitive advantages in the consumer health industry. The Group’s diversified approach of patenting multiple aspects of a product make the market entry of competitors with copy products difficult. Moreover, many of the Group’s patents cover technology closely related to the Group’s products, creating a further buffer of patent protection. Particularly during the early stages of new product launches, patent protection delays competitor entry into the marketplace and provides a competitive advantage of time for exclusive development of brand goodwill and market share prior to entry of competing products. The existence of granted patent rights also enables the Group to advertise, promote, and mark its products as being patented. This supports the Group’s marketing campaigns, builds endorsements from healthcare professionals and increases consumer awareness of innovative technology being used in the Group’s products.

Further, some of the Group’s US patents, including certain patents covering some Advil products, cover products which qualify for listing in the US FDA Orange Book, which provides statutory exclusivity periods.

In addition to mitigating patent infringement risks, including through the active use of Freedom to Operate clearances early in the R&D process to assess potential liabilities presented by competitor patents, the Group’s global patent strategy invests resources in offensively enforcing patent rights. The Group routinely monitors the activities of competitors and takes timely legal action to assert the Group’s patent rights when appropriate. This allows the Group to retain the competitive advantages provided by the patent portfolio and to protect market share by seeking legal remedies, such as injunctions or monetary damages, to deter, prevent, or delay competitor entry.

The Group’s patent portfolio further generates value to the Group through the licensing of patents to outside parties covering technology that is not of commercial value to the Group. The Group also utilises the patent portfolio through its use as leverage during business negotiations, facilitating the creation of cross-licensing arrangements with competitors in lieu of litigation.

The Group in-licences certain third-party patents that support the Group’s business goals, including patents from companies with technical expertise in particular areas that the Group seeks to commercialise. The Group also partners with third parties to accelerate, develop, and/or commercialise new products in a cost-effective manner by utilising the knowledge of external experts in a particular field.

Designs and other IP

In addition to the Group’s large patent and trade mark portfolios, the Group further strengthens brand value through protection of distinct brand designs, such as packaging designs. As of 31 December 2021, the Group global portfolio of registered designs and design patents consists of approximately              granted and pending applications which are managed centrally at Group level. There is also copyright and unregistered intellectual property protection for pack designs and unregistered brands to the extent available in a given country.

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Domains

As of 31 December 2021, the Group’s portfolio of domain names consisted of more than              domain registrations, which are managed centrally at Group level.

Environmental, social and governance

The Group’s purpose is to deliver everyday health with humanity and this informs the Group’s relationships with all of its stakeholders as well its approach to stewardship of natural resources. The Group has ambitious goals in relation to health inclusivity, its environmental impact, and supporting the communities where it operates together with a commitment to robust corporate governance practices across its business so as to enable it to maximise its positive impact on society.

The Group’s ESG strategy is led centrally by a core team of experts with representation on the management team and with a track record of ESG programme delivery in the consumer goods and healthcare industries. Central strategy and coordination is complemented at a business unit level by the incorporation of ESG objectives into the Group’s operational and performance targets, ensuring that ESG is integral to how it manages its business and drives value creation for all of its stakeholders.

A healthy planet

The Group’s commitments to a healthy planet can be seen in five areas in particular: (i) carbon and climate change; (ii) sustainable packaging: (iii) operational waste and water; (iv) trusted ingredients that are sustainably sourced; and (v) product innovations.

With respect to carbon and climate change, the Group understands the impacts of fossil fuel emissions and a warming planet on human health, whether it be through the impacts of extreme weather events, the exposure of new regions to climate-driven infectious diseases or the direct risks posed by air pollution to respiratory and cardiovascular health. Building on the steps already taken while part of GSK, the Group is taking a robust approach to addressing its carbon footprint. The Group achieved      per cent. renewable electricity usage at its sites as of                  and has solar capacity installed at half of its manufacturing sites with more projects to follow.

Going forward, the Group has set ambitious goals to further support a healthy climate. By 2030, the Group expects to achieve carbon net zero scope 1 & 2 meaning that greenhouse gases emitted by the Group’s operations (including both direct emissions and emissions from the power generation) will be significantly reduced and the residual amount balanced by greenhouse gases removed from the atmosphere. By 2030, the Group aims to reduce its scope 3 emissions from source to sale by 42 per cent. from its 2020 baseline, meaning a significant reduction will be achieved throughout its value chain (i.e. in suppliers and customers as well as in its own operations). Following Separation, the Group intends to seek formal accreditation of its carbon net zero commitments by the SBTi, including the setting of a longer-term carbon net zero goal by 2040 informed by the latest SBTi guidance. The Group aims for all of its manufacturing sites to achieve TRUE certification by 203033.

[33]

TRUE is the first zero waste certification programme dedicated to measuring, improving and recognising zero waste performance by encouraging the adoption of sustainable materials management and reduction practices which contribute to positive environmental, health and economic outcomes.

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In packaging, the Group intends to develop solutions for all of its packaging to be recycle-ready by 2025 and to be fully recyclable or reusable by 2030, quality, safety and regulations permitting. It is targeting a ten per cent. reduction in the use of virgin petroleum-based plastics by 2025 and a one-third reduction by 2030, in each case where quality, safety and regulations permit. The Group plans to strategically partner throughout the value chain in order to drive global and local initiatives to collect, sort and recycle consumer healthcare packaging in practice and at scale by             .

The Group looks to leverage external partnerships to achieve its environmental goals. It is part of the Pulpex partner consortium with Diageo, Unilever and PepsiCo, which looks at introducing first-in-class pulp packaging made from sustainably sourced pulp. The Group is further exploring the design and piloting of Pulpex bottles for products across three brands: Centrum, Sensodyne and parodontax.

With respect to operational waste and water, the Group aims for all of its sites to achieve the Alliance for Water Stewardship (“AWS”) Standard34 by 2025, with all sites in water-stressed basins to be water-neutral by 2030. One achievement in this area was at the Cape Town site, which is located in a high-stress water basin. Here, the Group has reduced its water consumption by 50 per cent. since 2010 and the site is on track to become the first water-neutral site across the manufacturing network by the end of 2022.

The Group’s target with respect to sustainable sourcing of trusted ingredients is that 100 per cent. of agricultural, forest and marine derived materials should be sustainably sourced and deforestation-free by 2030. In 2021, the Maidenhead, Oak Hill and Levice manufacturing sites completed independent (Roundtable on Sustainable Palm Oil35) supply chain audits certifying approximately 20 per cent. of sustainable palm oil products, which the Group expects to increase to 100 per cent. by 2025.

Additionally, the Group has been implementing its sustainability agenda through its product innovations. The carbon-neutral Dr.BEST Green Clean toothbrush is an example of sustainable innovation. It begins with renewable raw material sourcing from sustainable forests and bio-composite material from the woodwork industry for the handle, has bristles made from 100 per cent. castor oil, and has plastic-free packaging.

To better understand the brush’s improved carbon footprint, the Group engaged with specialist consultancy firm, Climate Partner, which found the footprint was reduced by more than 50 per cent. when compared with the standard Dr.BEST toothbrush. The remaining footprint is offset through a community-based Climate Partner project in Madagascar. The Group is working on further innovation to reduce the carbon footprint even further with the ultimate goal of reducing it to zero.

Inclusivity

Health inclusivity is fundamental to the Group’s purpose to deliver everyday health with humanity, as everyday health is impacted by social exclusion and as bias and stigma prevent people from accessing better everyday health. The Group is taking a leading position in educating and empowering people to achieve better self-care and to provide accessible, affordable health care solutions through its products.

[34]

AWS is a global alliance between businesses, NGOs and the public sector promoting good water stewardship. The AWS Standard is a globally applicable framework for major water users to understand their water use and impacts, and to work collaboratively and transparently for sustainable water management.

[35]

Roundtable on Sustainable Palm Oil (“RSPO”) is a not-for-profit organisation with over 4000 members, dedicated to developing and implementing global standards for sustainable palm oil. The RSPO has developed a set of environmental and social criteria which companies must comply with in order to produce Certified Sustainable Palm Oil. When they are properly applied, these criteria can help to minimize the negative impact of palm oil cultivation on the environment and communities in palm oil-producing regions.

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The Group aims to empower millions of people a year to be more included in opportunities for better everyday health, including 50 million people by 2025. It aims to achieve this through five types of activity: (i) educating and empowering self-care; (ii) building brands with purpose; (iii) developing inclusive products, services and resources, (iv) shaping policies, attitudes and beliefs; and (v) supporting colleagues and communities. The Group’s social impact from such activities will be measured according to the nature of the activity. For example, the Group developed an inclusive easy-to-open cap for Voltarol pain relief gel and will count the number of potential arthritis sufferers rather than the total number of purchases in its reporting.

The Group is collaborating with The Economist Group to develop an index to promote awareness of health inclusivity and ongoing and productive dialogue with policymakers and healthcare professionals. The programme assesses the state of health inclusivity in 40 countries across four to five indicators (increasing to 80 countries in later phases), with the data being made available to consumers and stakeholders though an interactive index hub.

The index will be hosted on The Economist website in an interactive hub to enable open access so that stakeholders can use the data to perform their own analyses. In the first year, this output will be used to raise awareness and build further understanding of the drivers of health inclusivity. It is intended to facilitate meaningful dialogue with and among key stakeholder groups who share an interest in improving health inclusivity, particularly investors, policymakers, HCPs and external experts, as well as the media, consumers and customers. The outputs will equip the Group with insights to inform its own actions and help identify opportunities for partnerships and wider coalitions of action in the medium to longer term to drive health inclusivity.

The Group has also seen the synergistic benefits of its inclusivity focus in driving preference and growth among retailers in multiple markets. For example, the US Tums “Bring Diversity to the Table” campaign run at Walmart in 2020, which donated culinary and nutrition scholarships with the Thurgood Marshall College fund, was awarded incremental displays in 2,400 Walmart stores during the competitive holiday period and helped to deliver an increase in revenue for the Tums brand.

Corporate governance

The Group strives for best-in-class corporate governance, which can be illustrated in three areas. First, at a Board level, the Chair and Directors have been selected based upon the capabilities, experience, diversity and regulatory requirements for a consumer healthcare company. The Directors have a commitment to transparent reporting and disclosure and are subject to a robust code of conduct.

Second, Board-level governance and committees have been established to ensure alignment with all requirements of the UK Corporate Governance Code (see “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—The Board and Corporate Governance”).

Third, the Group’s internal and external operational governance, links in directly to Board-level governance, enabling rapid escalation and visibility. This includes a focus on key performance indicators, principal risks, supplier code of conduct and quality requirements, internal employee training, the use of responsibility scorecards to promote the right behaviours.

Dividend Policy

Following the Demerger, the Company will adopt a dividend policy, which will reflect the long-term earnings and cash flow potential of the Group, consistent with maintaining sufficient financial flexibility for the Group and meeting the Group’s capital allocation priorities. This dividend policy is expected to be guided by a 30-50 per cent. pay-out ratio with initial distributions at the lower end of that range, subject to Board approval. The Company expects to pay a dividend to CH Shareholders in relation to the second half of 2022 in Q1 2023, subject to Board approval and following approval of the Company’s FY 2022 results.

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Regulatory Overview

The Group’s activities are subject to a rigorous regulatory framework on a local and international level that conditions and affects the Group’s activities. The process of obtaining regulatory approvals and ongoing compliance with applicable laws, regulations and other requirements require the expenditure of substantial time and financial resources.

The following is a summary of the regulatory landscape applicable to the Group’s business in the key markets in which the Group operates. Where there are material differences, the applicable local regulatory framework is also summarised in respect of the USA, EU and/or China, being key markets for the Group’s business from a regulatory perspective. See “—OTC Medicines,” “—Medical Devices,” “—Food,” “—Cosmetics” below which summarise the applicable laws, regulations and other requirements that are materially relevant to the Group’s consumer healthcare products.

The Group has products in a number of different regulatory classifications. From a regulatory perspective, the majority of the Group’s products can be categorised according to four principal regulatory classifications: (i) OTC medicines; (ii) medical devices; (iii) foods; and (iv) cosmetics. These classifications and their application to a given product in a given market may vary according to jurisdiction, the nature of the product and changes in law, among other variables. For example, while supplements are typically regulated as foods, in certain jurisdictions they may be regulated as medicines where they mitigate disease states or their ingredient levels exceed locally defined maximum thresholds for supplements. Accordingly, certain products will be subject to varying levels of regulation in different markets.

Additional laws, regulations and other requirements materially relevant to the Group’s business are summarised in “—Clinical Trials for OTC Medicines,” “—Claims,” “—Pharmacovigilance, Safety and Quality,” “—Pricing,” “—Environmental, Health and Safety,” “—ABAC” and “—Data Privacy” below.

OTC Medicines

Medicines are broadly defined as any product (or any ingredient(s) of such product) with an intended use to treat, prevent or cure a disease or medical condition. There are two main classifications of medicines: (i) those requiring a prescription; and (ii) those that can be bought over-the-counter without a prescription. Examples of OTC medicines include analgesics such as ibuprofen and paracetamol (known as acetaminophen in the USA); indigestion remedies such as antacids; and decongestants such as xylometazoline and oxymetazoline.

Regulation of OTC medicines

In general, regulations applicable to prescription medicines also apply to OTC medicines. Regulations relating to manufacturing, testing, facility registration and inspection, clinical trials, importation, safety monitoring and risk management apply equally to both classifications. The principles followed are the guidelines and standards published by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (“ICH”), of which the USA, the EU and China are all members. The ICH brings together regulatory authorities and the pharmaceutical industry to discuss scientific and technical aspects of pharmaceuticals and to develop ICH guidelines. The ICH guidelines cover quality, efficacy and safety aspects, among other topics. There are additionally often specific regulations that apply to OTC products to address unique issues common to these types of medicines.

USA

In the USA, the Group must comply with laws, regulations and other requirements promulgated by numerous federal and state authorities, including the FDA and other agencies and divisions of the Department of Health and

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Human Services, the Drug Enforcement Administration and other agencies of the Department of Justice, the Consumer Product Safety Commission, the Environmental Protection Agency, Customs and Border Protection (for imports and exports), the Federal Trade Commission (“FTC”) and state agencies. Applicable legal requirements govern, to varying degrees, the research, development, manufacturing, commercialisation and sale of the Group’s products, including pre-clinical and clinical testing, approval, production, labelling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion. Failure to comply with applicable legal requirements can result in product recalls, seizures, injunctions, refusal to approve or withdrawal of approval of product applications, monetary fines or criminal prosecution.

The FDA is the principal regulator of OTC medicines. Its authority comes primarily from the Federal Food, Drug and Cosmetic Act of 1938, as amended. In addition to reviewing New Drug Applications (“NDAs”) for branded drugs and Abbreviated New Drug Applications (“ANDAs”) for generic drugs and overseeing the OTC drug monograph framework, the FDA has the authority to ensure that drugs introduced into interstate commerce are not “adulterated.” For these purposes, adulterated means that the product or its manufacture does not comply with FDA quality and related standards. A drug is adulterated if, among other things: (i) it is prepared under unsanitary conditions such that it may have been contaminated or may cause injury to patients; (ii) its manufacture does not comply with Good Manufacturing Practice (“GMP”); (iii) it does not comply with an official compendium; (iv) its strength, purity or quality differs from that which it purports to possess; or (v) it is manufactured, processed or held in a facility which refuses FDA inspection.

EU

In the EU, medicinal products are subject to extensive pre- and post-marketing regulation by regulatory authorities at both the EU and Member State (national) levels. The EU system is based on a closely coordinated regulatory network of national competent authorities in the European Economic Area (“EEA”) working together with the EMA and the European Commission, whose principal role is to take binding decisions based on the scientific recommendations delivered by the EMA. The network was built to help ensure that safe, effective and high-quality medicines are authorised throughout the EU, and that patients, healthcare professionals and citizens are provided with adequate and consistent information about medicines.

China

In China, the NMPA is the primary regulatory authority. Its objectives are: (i) to supervise the safety of drugs (including traditional Chinese medicines and ethno-medicines), medical devices and cosmetics; (ii) to regulate the registration of drugs, medical devices and cosmetics; and (iii) to undertake associated standards management. There are a number of institutions affiliated with the NMPA, including: the National Institutes for Food and Drug Control; the Chinese Pharmacopoeia Commission; the Center for Drug Evaluation (“CDE”); the Center for Food and Drug Inspection; the Center for Drug Reevaluation; and the Center for Medical Device Evaluation. China has significantly updated its regulatory framework under the Drug Administration Law of 2019, issuing new regulations to modernise the healthcare system.

Marketing authorisation process

A licence is generally required to market a medicine. Regulatory agencies issue a product licence based on a marketing authorisation application (“MAA”) dossier. A dossier is compiled and submitted to regulatory authorities in accordance with local regulations. Once a licence is granted, the marketed product must be compliant with its registered details and any change to the technical details requires an update to the registration. However, in some instances, local regulations may allow marketing without a specific prior approval, provided defined criteria are met.

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The licence indicates the legal status of the product: prescription or OTC, as well as any other restrictions on the marketing or use of the product. Regulatory agencies may have different views on whether a particular product is appropriate to be marketed as OTC in their countries.

In some instances, a regulatory agency may issue certain conditions for approval, referred to as post-marketing commitments or obligations. This may mean that the company must conduct a Phase IV (or post-marketing) study in order to provide the agency with additional information about the use of the medicine in the general population under marketing conditions. Failure to comply can result in licence revocation.

Site inspections

Site inspections are a routine aspect of a regulatory authority’s review of the MAA to ensure medicines are manufactured in accordance with GMP. Inspections by the FDA or EU agencies may be recognised for registration in international markets outside of the USA and EU. However, some local regulatory authorities require conduct of their own site inspections. Scheduling and waiting for the results of these site inspections is time consuming, often adding one to two years to the registration process.

USA

In order to market and sell a new drug product in the USA, a drug manufacturer must either: (i) file an NDA that shows the quality, safety and effectiveness of the new drug; (ii) file an ANDA that demonstrates equivalence of a generic to another company’s branded drug product; or (iii) comply with the OTC drug monograph requirements, which are the rules for each therapeutic category establishing conditions, such as active ingredients, uses, doses and testing, under which an OTC drug is generally recognised as safe and effective and can be marketed without an NDA and FDA pre-market approval.

EU

In the EU, application dossier content requirements for medicinal products are set by the European Commission and, like the USA and many other markets, are aligned with ICH guidelines. There are several administrative mechanisms to request regulatory approval of a medicine: (i) the centralised procedure, which is an EU authorisation route resulting in a single marketing authorisation valid in all EU Member States and EEA countries; (ii) the mutual recognition procedure, resulting in a mutually recognised product (used where a product is already authorised in at least one Member State and approval is sought in at least one other Member State); (iii) the decentralised procedure, resulting in a mutually recognised product (used where a product is not already authorised in any Member State and the centralised procedure is not available or selected); and (iv) the standalone national procedure for authorisation in a single Member State. OTC medicines must go through the same application process in order to obtain authorisation.

China

In China, applications to market medicinal products are covered under the Drug Registration Regulation 2020, which covers, among other requirements, GMP and requirements of good clinical practice (“GCP”). “Technical guidance”, issued by the CDE, indicates Chemistry, Manufacturing and Control data and both clinical and non-clinical requirements. The key elements of any regulatory application are quality, safety and efficacy, and, until recently, there has been one process for the registration of all medicines in China, irrespective of prescription or OTC status. However, the new Drug Registration Regulation 2020 provides an alternate process for OTC medicines, which maintains the principles of quality, safety and efficacy.

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Post-marketing authorisation

Compliance with registered details and post-marketing changes

Once the marketing authorisation licence is granted, the company is required to comply with the conditions of approval and must always ensure that the product label used in the market is compliant with the registration and that the product is manufactured and supplied in compliance with registered details.

Non-compliance can lead to product recalls or other action by the regulatory authority, often posted publicly. This may involve fines, licence revocation and/or increased inspection of the manufacturing sites and/or other products marketed by the company.

Any changes to registered details relating to the marketing authorisation require registration updates, which may require regulatory authority approval (and potentially a review fee) prior to implementation. This mostly applies to changes that could impact product quality (manufacturing implications), safety or efficacy (e.g. a new indication). When such approval is required, the review times vary depending on the type and extent of the change. Following approval, the changes form part of the licence requirement and must be implemented within the timeframe required by the local regulator.

Licence maintenance and expiration

Many regulatory authorities grant licences that are effective for a specified period of time, after which a renewal application must be submitted to continue to market the product. This renewal period is typically every five years. Once a licence is granted, it is the company’s obligation to keep the licence effective. If a product is never marketed or if a renewal application is not submitted on time, the licence is lost.

Other OTC medicines regulations

Rx-to-OTC switches

An Rx-to-OTC switch refers to the process by which the legal classification of a drug changes from Rx (prescription) to OTC (non-prescription) status. This involves the generation of extensive supportive data to establish that the drug can be used safely and effectively by consumers based only on their understanding of the product labelling and without the intervention of a healthcare professional.

Rx-to-OTC switches require in-depth consideration of the inherent safety profile and efficacy of a drug, balanced with mitigation of the potential increased risks associated with OTC availability. They also require consideration of the capability of consumers to use the product appropriately based on labelling and associated instructions.

For a drug to be suitable for OTC status: (i) the indication must be for a condition that a consumer can recognise themselves; (ii) the benefit of the product must exceed the risks (including any potential adverse events being of low incidence and easily identifiable by consumers); (iii) the potential to misuse or abuse the drug must be low; (iv) the labelling of the product must be compliant (see “—Claims and Labelling” below); and (v) there must be data demonstrating the efficacy and safety of the product. This supporting data includes detailed analysis of the drug’s safety from clinical studies and in-market use, as well as label comprehension studies and sometimes “actual use” studies, which demonstrate appropriate consumer selection/deselection and product use that complies with label instructions.

Other market-specific requirements

National authorities sometimes have requirements and internal procedures for assessing product quality, efficacy and safety for marketing authorisations, for example, requiring local market study data to demonstrate relevance to the target market population. However, many requirements can be managed by providing additional certificates or notarising documentation to provide assurance of data authenticity from markets where permits or approvals have already been obtained.

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Certificate of Pharmaceutical Product

The WHO, in an effort to assist smaller regulatory authorities with marketing authorisation applications, particularly those that may not have the ability to assess product quality independently, established a recommended format for a Certificate of Pharmaceutical Product (“CoPP”). This certificate is required by the importing country as part of the local registration procedure in certain markets. CoPPs are issued for each drug product. Many countries require, or strongly prefer, a CoPP issued by the regulatory authority in the country of manufacture (or “source” CoPP). Some countries accept a “non-source” CoPP, but this is typically by exception. Before requesting a CoPP, the medicine must first be registered and, in many cases, marketed.

Import and export

USA

Importers of medicines to the USA must comply with United States Customs and Border Protection documentation requirements and examination. Perceived violations will be refused admission and a notice of detention and hearing may be issued. If the FDA ultimately refuses admission, a redelivery notice may be received with a notice for damages for up to three times the product value.

Products for export from the USA are subject to the import requirements of the importing foreign country and, if the product is not approved in the USA, the company must apply to the FDA for appropriate export documentation.

EU

Manufacturers and importers of medicinal products located in the EEA must hold a manufacturing authorisation issued by the national competent authority of the Member State where such activities are being carried out. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with EU GMP before releasing the product for commercial distribution in the EU or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent regulatory authorities for compliance with GMP.

China

Imports to and exports from China follow the same principles as the USA and EU. Chinese importers must provide necessary documents (including, for example, import drug licence, GSP licence, business licence, imported batch product’s certificate of analysis/country of origin/order/commercial invoice/packing list/bill of lading, local drug test report and historic import evidence, in each case as applicable) to the provincial healthcare authorities or NMPA, who in turn provide a customs form for the importer to present at China customs. Failure to meet the requirements results in the rejection of goods at the border.

Where medicines are being imported, an import drug licence is required, which grants the manufacturer the right to register, import, sell and use the imported drug in China. In the application process for the import drug licence, the NMPA: reviews a dossier documenting the quality, safety and efficacy of the drug; verifies the quality specification of the drug; and performs a sample test on three batches of the drug. Once granted, the licence remains active for a five-year renewable period.

Medical Devices

Medical devices are broadly defined as products which a manufacturer intends to be used to diagnose, prevent, monitor, predict, treat or alleviate disease. Devices generally achieve their purpose by physical modes of action; the principal intended action may not be pharmacological, immunological or metabolic.

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Classification of medical devices

Although different regulatory authorities have different systems of review before a medical device can be marketed, they all apply a risk management approach to classify devices. All medical devices must satisfy safety and performance, quality system (some low-risk devices may be exempt) and labelling requirements. The degree of regulatory scrutiny increases with the potential risks of the medical device.

The purpose of risk classification is to ensure that the regulatory controls applied to a medical device are proportionate to the risk. Most markets have an overall I-III classification system, with class I being the lowest risk and class III being the highest. Class III devices usually support life, present high risk of illness or injury, or are implanted. Examples include pacemakers and catheters. Class II devices present more moderate risk to the user and include, for example (under the MDR (see below) in the EU), denture cleansers, denture adhesives, pain-relieving heat patches and therapeutic toothpastes. Class I devices have the lowest perceived risk and include devices such as, liquid medicine measuring cups, spectacles and bandages. The Group’s products, throughout its global portfolio, are largely classified nationally as Class II or Class I medical devices.

The regulatory requirements increase as the device risk class increases. These regulatory controls may include, for example, those in relation to: (i) the operation of a quality system for all devices; (ii) the need for and frequency of independent external audit of the manufacturer’s quality system; (iii) a reference technical file with support data defining performance and controls; (iv) independent external review of the technical data; (v) product testing using in-house or independent resources; and (vi) documentation of relevant clinical evidence to support the manufacturer’s claims.

Market Authorisation

USA

In the USA, most Class III devices and new devices that are not substantially equivalent to an already legally marketed product require clearance through a Pre-Market Approval (“PMA”). There must be documented safety and effectiveness data for the device and clinical data is required. Where a PMA is not needed, most Class II and some Class I devices require a 510k submission, which must demonstrate how the proposed medical device is substantially equivalent to a medical device that is already on the US market and an FDA clearance decision is generally received within 150 days. Most Class I and some Class II devices are exempt from a 510k submission before sale, but are still subject to general control requirements. For low-risk products for which there is no legally marketed substantially equivalent device in the USA (and therefore the 510k submission is inappropriate or has resulted in a not substantially equivalent determination), there is the De Novo classification request. This provides a pathway to classify novel medical devices for which general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the intended use. The De Novo review is a stringent process. Devices that are classified into Class I or Class II through a De Novo request may be marketed and used as predicates for future 510k submissions.

EU

In the EU, manufacturers may self-certify compliance of Class I devices with simple notifications to the competent authority, with files open to inspection should a competent authority wish to do so. Class II devices, as well as some Class I devices (those with a measuring function or sterility requirements), require the involvement of an approved notified body which audits files / manufacturers on behalf of the competent regulatory authority. Class III devices generally require the involvement of a notified body and often the competent authority as well. Following product clearance, the manufacturer signs a declaration of conformity and places the Conformité Européenne CE mark on or with the device.

In May 2021, the Medical Device Regulation (Regulation (EU) 2017/745) (“MDR”) came into effect in the EU, with new in-vitro diagnostic regulations anticipated in 2022. The MDR is more comprehensive than the Medical

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Device Directive (93/42/EEC). The MDR greatly increases the rigor and robustness of the regulations governing medical device products in EU markets. There is no “grandfathering” of products: all products are expected to meet the MDR requirements. Additionally, all products and their manufacturers are subject to re-review by the notified body on a yearly cycle (for Class IIb and Class III devices) or every two years (for Class IIa devices) or a “periodic” review up to every four years (for Class I devices).

China

In China, the NMPA is the institution responsible for both medical devices and medicines. For locally manufactured devices in China, Class I and Class II devices go respectively to the municipal and provincial authorities to obtain market authorisation approval. All Class III devices and devices not manufactured in China go to the NMPA. In the latter case, manufacturers must send the appropriate documentation showing that the device has been approved in its country of origin.

To register a device, type testing is required. In most cases, device samples are provided to an NMPA-accredited institute for testing. It may also be required to provide supportive clinical data along with the application, especially for higher risk devices.

Foreign manufacturers must also have China-based agents that will represent their interests in China. The responsibilities of the designated agents include providing technical service and maintenance support for the device, assisting with device recall (if recall is required), overseeing the registration process, and providing support for the manufacturer in case adverse events occur due to device malfunction.

Medical device registrations in China are valid for five years. Market authorisation holders must: (i) ensure the quality of their products; (ii) show that their products meet all applicable requirements; (iii) submit self-inspection reports to relevant authorities every year; and (iv) maintain their products’ information in the NMPA’s unique device identification database.

Food (dietary supplements)

General

Products in the food classification include vitamins, minerals and supplements to be ingested as part of a daily diet. Most food products do not require pre-market authorisation, although specific categories of foods (such as food supplements, foods for special medical purposes or dietary supplements in China) may require notification of sale to applicable regulatory bodies. In some countries, such as China, products classified as functional health foods also require a formal pre-market review and registration process.

The food industry typically avoids registration as a form of food control in favour of systems based on Hazard Analysis Critical Control Point (“HAACP”), an internationally recognised method of assessing, preventing and managing food safety risks, with low-risk foods subject to few controls and high-risk foods subject to more controls.

The majority of products marketed by the Group in this classification are regulated as dietary supplements. However, some supplements may instead be regulated as medicines, for example where they mitigate disease states or their ingredient levels exceed locally defined, e.g. recommended dietary allowances, to be categorised as a supplement.

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Market authorisation

Dietary supplements

A dietary supplement is a product taken by mouth that contains a dietary ingredient intended to supplement the diet. A “dietary ingredient” is one, or any combination, of a vitamin, a mineral, a herb or other botanical, an amino acid, a dietary substance for use by the consumer to supplement the diet by increasing the total dietary intake (e.g. enzymes or tissues from organs or glands), or a concentrate, metabolite, constituent or extract.

In most markets, dietary supplements do not require a submission or approval prior to launch, although novel ingredients may require supporting submissions, as may new claims. Notification procedures prior to or immediately after sale commences are typically required.

Food safety

Safety and packaging

For the most part, food laws adopt a principled, risk-management approach to ensure safety of the food chain. They lay down basic good hygiene and safety prerequisites, and require food businesses to assess ingredient risk and to remove or mitigate those risks following the HAACP framework.

One area of food safety that poses a different risk to consumers compared to cosmetic or medicinal products is the degree of exposure to substances that migrate from food contact packaging materials into foodstuffs. Therefore, primary food packaging in contact with food is subject to a suite of complex, food-specific legislation driven by these safety concerns.

Composition

Composition is intimately linked to safety. Any food ingredient without a history of safe consumption is termed a novel food or new dietary ingredient and cannot be sold as a food or added to a food without pre-authorisation by relevant regulatory agencies. This authorisation requires the applicant to rigorously demonstrate the safety of the substance, and this complex process can sometimes take years to accomplish.

Food products often require and use additives (e.g. colours, preservatives, stabilisers, emulsifiers). There are lists of permitted additives that are regularly evaluated and many have maximum permitted levels. The use of a new additive, or the use of an existing additive for a purpose not explicitly permitted by law, requires pre-authorisation, and food manufacturers are required to demonstrate both safety and technical need before a new additive use is authorised.

Cosmetics

General

Cosmetics are products that are applied to external parts of the human body (generally also including the teeth and mucous membranes of the oral cavity) for cleansing, beautifying, promoting attractiveness or altering the appearance without affecting the body’s structure or functions. They typically include examples such as shampoo, deodorant, perfume and some toothpastes. However, products can be classified differently by country or region, and a cosmetic in one country may be classified as a medicine, or even a medical device, in another country. For example, fluoride toothpaste is a cosmetic in the EU and a drug in the USA. Other products regulated as drugs in the USA include mouthwashes marketed with therapeutic claims, skin protectants (such as lip balms) and treatments for dandruff or acne.

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Market authorisation

Regulations on market authorisation for cosmetics differ by country or region. Some countries require pre-market approvals, while others require no registration. Where approval is required, the standard of documentation required to market cosmetics differs by country. For example, some countries require a robust dossier (which will include safety assessments, detailed manufacturing information, raw material functionality and other pertinent information) where manufacturers present documentation to the health ministries to be approved or denied. In some other countries, documentation is not required to be presented and can remain on file with the manufacturer.

Clinical Trials for OTC Medicines

The beginning of the development phase for a new drug involves pre-clinical in vitro and in vivo laboratory studies to assess the potential effects of substances and examine chemical-physical properties, toxicological data and other information. Following positive pre-trial results and approval, the drug in question is tested in humans in clinical trials which consist of four phases, each phase requiring increasingly large, complex, costly and time-consuming clinical studies. The first three phases must take place before market authorisation is obtained (see“—OTC Medicines—Marketing authorisation process”).

Clinical trials are subject to the GCP requirements set out by the ICH in the USA, the EU, China and other ICH markets. These include the requirement that all research patients provide their informed consent in writing for their participation in any clinical trial.

USA

The pre-clinical and clinical development paths in the USA are broadly similar to those in the EU (described below) and are governed by the same GCP requirements. Before commencing the clinical trial, an Investigational New Drug Application is submitted to the FDA and the sponsor must also obtain a favourable opinion from an independent ethics committee. A protocol and any subsequent protocol amendments must be submitted to the FDA. In addition, an institutional review board at each institution participating in the trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their website. Regulatory authorities, institutional review boards or the sponsors may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk.

EU

In the EU, the authorisation of clinical trials occurs at a national level but the EMA ensures that GCP standards are applied across Member States. Every clinical trial must have a sponsor and any sponsor that is not established within the EEA must appoint a legal representative in the jurisdiction. Prior to commencing a clinical trial, the sponsor must obtain a Clinical Trial Authorisation (“CTA”) from the competent authority of the Member State in which the trial will be conducted, and a positive opinion from an independent ethics committee. The CTA application includes, among other things, a trial protocol detailing the objectives, design, methodology, statistical considerations and organisation of the trial, and an investigational medicinal product dossier with information about the manufacture and quality of the drug being investigated. During the trial, any substantial changes to the protocol or any adverse side effects reported must be notified to the competent authority and ethics committee. Following the trial, the sponsors must post clinical trial results in the European Union Drug Regulating Authorities Clinical Trials database.

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China

As in the EU and USA, clinical trials in China require compliance with ICH and GCP principles and pre-trial approval from both the regulator, the NMPA, and an ethics committee. For certain studies, approval from both central and local ethics committees may be required. Approval may also be required before commencing studies of certain cosmetics, such as toothpaste, or when new claims or ingredients are being proposed. For clinical studies collecting human biological samples, additional approval is needed from the Office of Human Genetic Resources Administration. China has stringent requirements relating to site governance, managed through GCP offices located within hospitals. Any amendments to trial protocol or safety concerns must be reported to the relevant authorities, who have the power to suspend or terminate a trial based on various grounds. Following a clinical trial, the sponsor must publish the trial results in a publicly accessible registry.

Claims and labelling

The labelling for all product classifications the Group markets, including OTC medicines, medical devices, foods and cosmetics, is subject to applicable laws in all of the markets in which the Group operates. Labelling regulations differ by market and product classification. They may specify text format and the order of information, as well as require specific information and statements. For example, they may require inclusion of, among other things, product identity, product ingredients, the name and place of business of the manufacturer, packer or distributor, net quantity of contents, expiry date, batch number, registration number and instructions for appropriate use.

Claims in advertisements and on labels must be truthful, not misleading, not unfair, and substantiated, and regulatory authorities may take enforcement action against businesses which fail to comply with relevant rules. The extent of substantiation required for a claim, as well as the level of regulatory scrutiny applied by authorities, is dependent on the product classification and product’s risk profile, with OTC medicines typically requiring greater substantiation, and varies from country to country.

USA

The FTC, FDA and other government agencies enforce compliance with applicable laws on product claims, which broadly require claims to be truthful, not misleading and sufficiently substantiated with scientific evidence on the benefits and safety of the product. The FTC will also consider how consumers will interpret claims, including in circumstances where the claim may be technically true, but the advertisement and what is implied may nonetheless be misleading.

There are specific requirements for different product classifications. For example, while cosmetic labelling does not require FDA approval prior to going on market, the FDA regulates cosmetic labelling claims and monitors, and takes action against, claims which are not truthful, are misleading or make medicinal claims. Under the Federal Food, Drug, and Cosmetic Act, the FDA may take action against “misbranding” violations, which include where the cosmetic’s label does not include all required information or such information is not adequately prominent and conspicuous. Similarly, for foods, businesses are responsible for evaluating the safety and labelling of their products before marketing to ensure that they meet all the requirements of applicable FDA regulations and the Dietary Supplement Health and Education Act of 1994. The FDA is responsible for taking action against any adulterated or misbranded dietary supplement product after it reaches the market.

EU

Advertising of products is subject both to general consumer advertising requirements pursuant to the Unfair Commercial Practices Directive (Directive 2005/29/EC), which states a general prohibition on misleading and aggressive advertising, as well as more specifically in respect of each product classification. For example,

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advertisements of medicinal products must: (i) be set out in such a way that it is clear that the message is an advertisement and that the product is clearly identified as a medicinal product; (ii) not refer, in improper, alarming or misleading terms, to claims of recovery; and (iii) not give the impression that a medical consultation or surgical operation is unnecessary (pursuant to Directive 2001/83/EC).

The advertising and promotion of a medical device must be undertaken in accordance with its intended purpose. The MDR prohibits use of text, names, trademarks, pictures and figurative or other signs that may mislead the user or the patient with regard to the device’s intended purpose, safety and performance.

New health claims made on foods need to be reviewed with a positive opinion by the European Food Safety Agency and approved by the European Commission. The objective is to ensure that any claim made on a food’s labelling, presentation or advertising in the EU is clear, accurate and based on scientific evidence. The EU has also established a legal framework for cosmetic labelling claims based on the Cosmetics Products Regulation (Regulation (EC) No 1223/2009). Responsible persons must ensure that a cosmetic product made available on the market is safe for human health when used under normal or reasonably foreseeable conditions of use, taking into account, in particular: (i) presentation; (ii) labelling; (iii) instructions for use and disposal; and (iv) any other indication or information provided by the responsible person.

China

In China, there is similarly an extensive regulatory framework on advertising and product claims. Among other requirements, OTC medicine advertisements must not contain difficult or confusing medical or pharmaceutical terms which may mislead the public about the effect and safety of the proposed products. An advertisement must make clear that the product is OTC by including the OTC logo. All medical device advertisements must contain the name of the approved medical device, name of the manufacturing enterprise, registration certificate number and advertisement licence number. All information must conform to the product certificate issued by the NMPA. The Cosmetic Supervision Administration and Regulation, which came into force on 1 January 2021, enhances regulatory requirements in respect of cosmetic claims, including that applicants must submit sufficient scientific evidence on the NMPA’s website for claim substantiation. The NMPA also enforces categories of permissible and prohibited claims in respect of foods.

Consumer Safety and Quality

Consumer safety

Manufacturers of OTC medicines, cosmetics, medical devices and foods must ensure that their products are safe for consumers to use. Vigilance regulations across the world play an important role in ensuring the safety of all products whether in the development pipeline, already approved for marketing, or post-launch. These regulations are different for each type of product but in all cases require the collection, detection, assessment, monitoring and prevention of adverse events/undesirable effects. Once approved for marketing, the holder of a medicinal marketing authorisation must also establish and maintain a pharmacovigilance system as described in ICH guidelines. The obligations include expedited reporting of adverse reactions, submission of periodic safety update reports and proactive detection of signals/trends. Pharmacovigilance systems can be subject to inspection by health authorities and corrective actions may be required to address any deficiencies identified. For medical devices, manufacturers must also expedite reporting of serious safety events, prepare periodic safety update reports and proactively analyse trends, with documentation held at manufacturing facilities for inspection. For cosmetics and foods, “serious undesirable events”/adverse events are tracked and analysed to ensure that products are fit for use.

Quality

Quality regulations across the world play an important role in ensuring the safety and efficacy of consumer healthcare products. The regulations are required both for new innovations and already existing products. Every

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country has its own regulations which apply to innovation, manufacturing/good manufacturing practices, testing, marketing, post-marketing studies and reporting by product classification (e.g. medicines, medical devices, cosmetics and dietary supplements).

Regulators conduct pre-approval and post-approval inspections of facilities involved in the development, manufacturing, packaging and testing of drugs to ensure GMP compliance. If an inspection results in a finding, corrective actions to address the deficiencies must be performed. Adverse inspections can lead to inspectional observations, warning letters, seizure, recalls, injunctions and shutdown of facilities.

Medical devices are subject to quality system regulations. A quality system is the organisational structure, responsibilities, procedures, processes and resources needed to implement quality management for medical devices. Quality system regulations cover the methods, facilities and controls used by the manufacturer in the design, manufacture, packaging, labelling, storage, installation, servicing and post market handling of medical devices. Quality system requirements can impact all phases in the medical device life span, including approval of the device. Applicable requirements depend on the risk class of the device and on the regulatory system of the country.

Pricing

The Group’s activities are subject to price control laws and regulations in some of the markets in which it operates. The range and extent of these requirements vary by market and are more extensive in certain markets.

In China, prices are mainly determined by market competition. However, in respect of medicines (both Rx and OTC) in the hospital channel, the government regulates prices through a centralised procurement mechanism, revised medical insurance reimbursement standards and strengthened regulation of medical and pricing practices.

In November 2018, China also introduced a volume-based procurement pilot programme in which companies submit bids for several generic drugs, with the winners gaining a guaranteed sale volume of the total market for those drugs for a year. Since 2019, this pilot programme has been expanded nationwide.

Outside the hospital channel, OTC medicine prices are mainly determined by market competition. However, in certain cities, such as Shanghai and Nanjing, retail prices and reimbursement standards are also indirectly affected by volume-based procurement and price control policies, such that the prices are to varying degrees linked to the hospital channel bidding prices.

Environmental and Health and Safety

The Group’s operations, like those of other healthcare companies, involve the use of substances regulated under environmental laws, primarily in manufacturing processes and, as such, the Group is subject to numerous local, national and international environmental protection and health and safety laws and regulations. Environmental laws are complex, frequently amended and have generally become more stringent over time.

Certain environmental laws impose strict (i.e. may be imposed regardless of fault) and joint and several liability on current or previous owners of real property and current or previous owners or operators of facilities for the costs of investigation, removal or remediation of hazardous substances or materials at such properties or at properties at which parties have disposed of hazardous substances. These laws may require that the Group reimburses the government for costs incurred at these sites or otherwise pays for the cost of investigation and clean-up of these sites, including compensation for damage to natural resources.

In addition, the Group is subject to increasingly extensive reporting obligations in respect of its relationship with the environment and climate change. These include, among others, reporting requirements under the framework

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of the Task Force on Climate-related Financial Disclosures, as well as legislation in relation to Streamlined Energy and Carbon Reporting. Disclosure and reporting requirements in relation to wider ESG matters are also increasingly extensive and subject to greater regulatory scrutiny. For example, the Group must comply with the Modern Slavery Act 2015 and make specific disclosures on its engagement with stakeholders, including employees.

The Group must also comply with applicable safety laws to protect employees against occupational injuries. Under such laws, employers typically must establish and maintain working conditions and workplaces that effectively prevent danger to employees. In particular, employers must comply with certain medical and hygiene standards and meet certain health and safety requirements at work, such as carrying out risk assessments and implementing measures for the safety of employees.

ABAC, AML and Sanctions

The Group is required to comply with applicable anti-bribery and corruption (“ABAC”), anti-money laundering (“AML”) and sanctions regulations in the jurisdictions in which it operates. These include, among others, the US Foreign Corrupt Practices Act 1977, the UK Bribery Act 2010, the UK Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017, and the China Criminal Law of the PRC 2020. Additionally, in certain jurisdictions, the Group’s engagement with healthcare professionals and other external leaders is subject to applicable restrictions. For example, in the USA, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services covered by government healthcare programmes or reward past purchases or recommendations.

Data Privacy

USA

In the USA, the Group is subject to a range of consumer privacy laws, whose specific requirements vary from state to state. For example, in California, the Group is subject to the California Consumer Privacy Act of 2018 (“CCPA”). The CCPA requires businesses to comply with various requirements relating to the collection, use and disclosure of personal information of California consumers. Notably, the CCPA grants consumers the right to opt-out of the sale of their personal information by businesses. “Selling” is defined broadly to include almost any transfer of personal information to a third party for valuable consideration, including through intra-group transfers. Businesses are required to have a “do not sell my personal information” button available to consumers on their website homepage, and consumers must be given explicit notice when their personal information is sold. Companies subject to the CCPA must also create and publish a privacy policy that discloses: (i) the categories of personal information the business collects; (ii) the sources(s) from which the personal information is collected; and (iii) the purpose for which the personal information is collected and/or sold. The CCPA has been amended by the California Privacy Rights Act 2020 (“CPRA”), which will come into effect in 2023. The CPRA expands consumer privacy rights and includes an opt-out for any sharing of personal data for cross-contextual behavioural advertising, whereby businesses track consumer behaviour across unaffiliated websites and use the data collected for advertising purposes.

EU and UK

Both the EU GDPR and the UK GDPR regulate the processing of the personal data of living individuals (“Data Subjects”) by, among others: (i) companies that collect or receive personal data and control the use of that data (“Data Controllers”); and (ii) companies that process personal data on behalf of Data Controllers (“Data

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Processors”). The Group is a data controller and is required to comply with both the EU GDPR (as the Group carries out certain activities in the EU) and the UK GDPR.

According to the EU GDPR and the UK GDPR, personal data includes any information relating to Data Subjects who can be identified from that information. It can therefore include: personal details such as name, address, email address, telephone number and date of birth; information relating to the individual, whether in their personal, family or professional life; and any expression of opinion about an individual or indications of a company’s (or any other person’s) intentions in respect of that individual. The processing of personal data covers any activity done to or in relation to the personal data. In addition, to the extent a company processes, controls or otherwise uses “special category” personal data (including individuals’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data.

EU GDPR and UK GDPR entail strict requirements, including with respect to (i) international data transfers, (ii) data mapping and accountability obligations, (iii) the involvement of a Data Processor, (iv) the appointment of a data protection officer, (v) Data Subjects’ rights (e.g., notices, right to data portability and right to be forgotten), (vi) the need to carry out a data privacy impact assessment regarding data processing activities using new technologies likely to result in a high risk to the rights and freedom of natural persons, and (vii) notification obligations in case of a data breach.

There are costs and administrative burdens associated with compliance with the EU GDPR and the UK GDPR. Any failure or perceived failure to comply carries with it the risk of significant penalties and sanctions, of up to £17.5 million or 4 per cent. of global turnover for failure to comply with UK GDPR and up to €20 million or 4 per cent. of global turnover for failure to comply with EU GDPR.

In addition, the EU is in the process of agreeing a new e-Privacy Regulation (“ePR”), which will replace the e-Privacy Directive. This will be directly implemented in the laws of each Member State without the need for further enactment and it is conceivable that the UK will also consider alignment. The draft ePR imposes new rules around, among other areas, confidentiality of online communications, the use of cookies and direct marketing. This will increase the regulatory burden in respect of certain business activities, including the way in which a business markets its products and services and the way it conducts online research activities, including efforts to understand users’ internet usage.

China

In China, the Group is also subject to the Personal Information Protection Law 2021. As the first comprehensive legislation on personal information protection in China, this law specifies the scope of personal information, clarifies the legal bases for processing personal information, lays down the obligations and responsibilities imposed on Data Processors, and imposes stringent requirements on data localisation.

The Group must also comply with the Cybersecurity Law 2016, which requires the establishment of internal security management systems that meet the requirements of a classified protection system for cyber security. This includes: appointing dedicated cyber security personnel; taking technical measures to prevent computer viruses, network attacks and intrusions; taking technical measures to monitor and record network operation status and cyber security incidents; and adopting data security measures, such as data classification, back-ups and encryption. Where facilities are deemed to be part of China’s “critical information infrastructure,” the Cybersecurity Law sets high requirements for operational security, including data localisation and national security review requirements for any products or services that may impact national security.

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4.C. ORGANISATIONAL STRUCTURE

As a result of the Separation, the Company will become the ultimate holding company of the Group. For additional information on the structure of the Separation, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Demerger and Further Preparatory Steps.”

The Group’s international presence is organised into three geographic regions: North America, EMEA and LatAm, and APAC. Each geographic region consists of a number of countries, clusters of countries and markets. In particular, the North America region consists of the USA, Canada and Puerto Rico. The diverse EMEA and LatAm region is divided into seven business units: Northern Europe, Southern Europe, Central and Eastern Europe (including the Commonwealth of Independent States), Russia, DACH (Germany, Austria and Switzerland), Middle East and Africa and LatAm (Brazil, Colombia and Wider LatAm). The APAC region covers the Asia Pacific markets and is divided into five business units: Greater China, Australia and New Zealand, Indian Sub-Continent, North Asia (Japan and South Korea) and South East Asia and Taiwan.

The Group operates through various subsidiaries. A list of significant subsidiaries of CH JVCo is included in Exhibit 8.1 to this registration statement.

4.D. PROPERTY, PLANT AND EQUIPMENT

The Group has interests in properties in numerous countries. None of these interests is individually material in the context of the Group as a whole. Such properties are used by the Group predominantly for manufacturing, distribution and R&D activities. In particular, the Group owns a supply chain of 24 in-house dedicated consumer healthcare manufacturing sites, with key sites located in Levice (Slovakia), Dungarvan (Ireland), Nyon (Switzerland) and Guayama (Puerto Rico). In addition, the Group owns three R&D centres in Richmond, Virginia (USA), Weybridge (UK) and Suzhou (China) providing it with a broad range of in-house scientific capabilities. The Group also owns 14 other R&D centres which support local business units and enable the Group to recruit R&D talent globally to develop products closer to its consumers and tailor innovation for local consumer needs.

The Group is not aware of any environmental issues affecting its properties which would have a material impact upon the Group, and there are no material encumbrances on its properties. The Group believes its existing facilities are satisfactory for its current business and it currently has no plans to construct new facilities or expand or improve its current facilities in a manner that is material to the Group.

See also “Item 4.B. Business Overview—R&D, ” “Item 4.B. Business Overview—Quality and Supply Chain, ” “Item 5. Operating and Financial Review and Prospects—Capital Expenditure” and notes 16 and 17 to our Financial Statements beginning on page F-29.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

Not applicable.

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ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

Item 5 should be read in conjunction with the section entitled “Presentation of Financial and Other Information”, as well as “Item 3. Key Information—Item 3.A. Selected Financial Data”, “Item 4. Information on the Company—Item 4.B. Business Overview” and the Financial Statements, including accompanying notes. Unless otherwise indicated, the financial information contained in this Item 5 is extracted from the Financial Statements.

The following discussion of the Group’s results of operations and financial condition contains certain forward-looking statements. The Group’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed elsewhere in this registration statement, particularly in “Item 3. Key Information—3.D. Risk Factors”. The Group does not undertake any obligation to revise or publicly release the results of any revision to these forward-looking statements.

Overview

The Group is a world-leading consumer healthcare business, with a focused portfolio of category leading brands and over 20,000 employees worldwide engaged in the research and development, manufacture and sale of a broad range of consumer healthcare products.

The Group conducts business internationally across five consumer healthcare categories: Oral Health, Pain Relief, VMS, Respiratory Health and Digestive Health and Other.

The Group’s international presence is organised into three geographic regions, which are the Group’s reporting segments: North America, EMEA and LatAm, and APAC. Each geographic region consists of a number of countries, clusters of countries and markets.

North America

The North America region consists of the USA, Canada and Puerto Rico. Approximately              employees are engaged in the Group’s operations in North America.

North America represented                 per cent. of the Group’s revenue for FY 2021. Revenue attributable to North America grew by                 per cent. at AER and                 per cent. at CER from FY 2020 to FY 2021.

EMEA and LatAm

The diverse EMEA and LatAm region is divided into seven business units: Northern Europe, Southern Europe, Central and Eastern Europe (including the Commonwealth of Independent States), Russia, DACH (Germany, Austria and Switzerland), Middle East and Africa and LatAm (Brazil, Colombia and Wider LatAm). Approximately              employees are engaged in the Group’s operations in EMEA and LatAm.

EMEA and LatAm accounted for                 per cent. of the Group’s revenue for FY 2021. Revenue attributable to EMEA and LatAm grew by                 per cent. at AER and                 per cent. at CER from FY 2020 to FY 2021.

APAC

The APAC region covers the Asia Pacific markets and is divided into five business units: Greater China, Australia and New Zealand, Indian Sub-Continent, North Asia (Japan and South Korea) and South East Asia and Taiwan. Approximately              employees are engaged in the Group’s operations in APAC.

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APAC contributed                 per cent. of the Group’s revenue for FY 2021. Revenue attributable to APAC grew by                 per cent. at AER and                 per cent. at CER from FY 2020 to FY 2021.

Key Factors Affecting the Group’s Results of Operations and Financial Position

The Group’s results of operations and financial condition are affected by a variety of factors, a number of which are outside the control of the Group. Set out below is a discussion of the most significant factors that have affected the Group’s financial results during the periods under review and which the Group currently expects to affect its financial results in the future. Factors other than those presented below could also have a significant impact on the Group’s results of operations and financial condition in the future.

Impact of Macroeconomic Factors and Market Trends on Discretionary Consumer Spending

The Group’s business is impacted by fluctuations in demand for the Group’s products as a result of changes in discretionary consumer spending.

Demand for the Group’s products is generally impacted by macroeconomic conditions which affect disposable income of consumers and discretionary consumer spending. The prevailing global economic climate, inflation, levels of employment, disposable income, salaries, wage rates, interest rates, political uncertainty, fiscal policy (particularly on public healthcare), taxation, consumer confidence, consumer perception of economic conditions and global pandemics, are all factors that relate to the prevailing macroeconomic conditions and affect the Group’s business. For example, in FY 2020, the COVID-19 pandemic had a significant impact on the Group’s operations (see “—Impact of COVID-19” below).

Demand is also influenced by evolving consumer tastes and preferences and trends in discretionary consumer spending on consumer healthcare products. Trends evidenced during the periods under review include an increasing focus on self-management of health and wellbeing, an ageing population, premiumisation and the countervailing trend toward “private-label” products (brands sold exclusively by a particular retailer, which are typically sold at lower prices than branded products), sustainability, and the convergence of digital and healthcare.

The Group benefits from the increasing consumer focus on health and wellbeing, with the most pronounced impact in the Pain Relief and VMS categories. Further, increased demand for preventative and therapeutic products associated with an ageing population has a positive impact on the Group’s Pain Relief and Oral Health categories. In the periods under review, the Group’s results were impacted by premiumisation trends. For example, in FY 2020, this trend adversely impacted sales of Aquafresh, the Group’s everyday toothpaste brand, whereas Sensodyne, as a premium brand, benefited from the trend. Revenue in FY 2020 was also affected by a number of “private-label” product launches; for example, this resulted in reduced demand for Abreva in the USA.

The success of the Group depends on its ability to navigate and respond to changes in discretionary consumer spending. In turn, this is contingent on a number of factors, including competitive and market dynamics, brand strength, product offering, innovation and pricing (see “—Competition in the Consumer Health Market”, “—Brand and Product Portfolio” and “—Innovation” below, as well as “Item 3. Key Information—3.D. Risk Factors—The Group’s success depends on its ability to anticipate and respond to changes in consumer preferences and a failure to adapt its strategy appropriately may have a material adverse effect on the Group’s business and/or financial condition.”

Competition in the Consumer Healthcare Market

The Group’s operating and financial performance is affected by competition in the geographic regions and product categories in which it operates. The Group faces competition from companies that produce and sell

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competing products in an industry that is experiencing consolidation. Consumer preference for branded, generic or private label products sold by competitors adversely impacts the Group’s financial performance.

The Group’s competitors, which differ within individual geographic markets, include large-scale retailers, smaller high-growth companies (which often operate on a regional basis and offer aggressive competition), multinational corporations moving into or expanding their presence in the consumer healthcare market, and “private-label” products sold by retailers (principally in the US market) (see “Item 3. Key Information—3.D. Risk Factors—Increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape may materially and adversely affect the Group’s business”). While the convergence of digital and health aids the prospects for consumer healthcare market size growth, the Group faces considerable competition from e-commerce retailers and large-scale retailers with expansive digital operations.

Competitive factors impacting the Group’s business include market dynamics and evolving consumer preferences, brand image, a diversified product portfolio, new product innovations and product development, pricing that is attractive to consumers, and cost inputs (see “—Impact of Macroeconomic Factors and Market Trends on Discretionary Consumer Spending”, “—Brand and Product Portfolio” and “—Innovation” below,). Other competitive factors include supply chain (procurement, manufacturing and distribution) (see “—Supply Chain” below), the management of sales and marketing activities, and access to cash for investment in the Group’s business (see “—Cash Generation” below).

Brand and Product Portfolio

The Group’s success is driven, to a large extent, by the strength of its brands and its ability to leverage its diversified portfolio to drive increased sales, profits and cash generation. The Group invests in R&D and marketing activities in order to maintain the long-term health of its brands and products and grow value, with investment levels varying year-to-year across the portfolio.

The Group’s product portfolio is split among five categories: Oral Health, Pain Relief, VMS, Respiratory Health and Digestive Health and Other. The Group’s largest category by revenue is Oral Health, which accounted for 27.7 per cent. of the Group’s revenue in FY 2020. The Pain Relief and Digestive Health and Other categories also significantly contribute to revenue, respectively contributing 22.2 per cent. and 21.9 per cent. of revenue in FY 2020. VMS and Respiratory Health respectively accounted for 15.1 per cent. and 13.1 per cent. of revenue in FY 2020. Operating profit margin also varies across the Group’s portfolio.

The Group’s volume of sales and profits depends on its ability to identify and offer products at prices that appeal to changing consumer needs and preferences. Pricing and discounting of the Group’s products is influenced by a number of factors, including competitive and market dynamics (including competitive pricing behaviours), brand recognition and brand loyalty, innovation and marketing activities, supply chain (procurement, manufacturing and distribution), regulation and other cost inputs (see “—Impact of macroeconomic factors and market trends on discretionary consumer spending,” “—Competition in the consumer healthcare market,” “—Brand and Product Portfolio,” “—Innovation,” “—Supply chain,” “—Efficiencies and cost savings” and “—Regulation”). Price increases contribute to revenue growth and cash generation and support operating profit margin. Conversely, discounting dilutes operating profit margin and impacts revenue growth and cash generation. During the periods under review, a number of price increases and discounting initiatives affected the Group’s financial performance.

The Group’s Power Brands benefit from strong brand recognition and loyalty among consumers. While maintaining this recognition and loyalty requires greater investment in R&D and marketing activities relative to the rest of the portfolio, the Power Brands generally command higher margins. Although other brands in the

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Group’s portfolio typically generate lower margins, these brands support overall profitability and consolidate the Group’s competitive position in the geographic regions and categories in which it operates. The Group’s results may fluctuate from year to year depending on the proportion of sales volume represented by higher-margin brands.

The Group relies on its ability to leverage brand recognition and consumer loyalty in responding to changing consumer trends and unmet consumer needs. Further, the success of new product launches depends in part on the strength of the Group’s existing brands. In the periods under review, a number of products were launched, including under the Power Brands Sensodyne and parodontax in order to address increased consumer demand for home-based dental care solutions (see “4.B. Business Overview—Categories and Brands—Oral Health”). These launches contributed to growth in the Oral Health category in FY 2020.

Competitive pressures from companies that produce and sell competing branded, generic and “private-label” products affect consumer preference for the Group’s brands and products, which in turn impacts the Group’s operating and financial performance (see “—Competition in the Consumer Healthcare Market” above).

The Group’s performance is also influenced by consumer perception of its brands and products. In FY 2020, negative media coverage impacted consumer perception of the efficacy of ibuprofen products in treating the symptoms of COVID-19, which adversely impacted sales of Advil (an ibuprofen-based product). The impact of this on the Group’s overall performance was more than mitigated by growth in Panadol (a paracetamol-based product), illustrating that the Group’s diversified and balanced portfolio of products can provide a certain level of protection against negative consumer trends and adverse macroeconomic factors. However, the Group’s reliance on the strength of its brands to drive revenue, operating profit margin and cash generation makes it vulnerable to reputational damage and changes in consumer perception.

The Group actively manages its portfolio. In the periods under review, the brands acquired as part of the Pfizer Transaction made an important contribution to the Group’s geographic presence, revenue and operating profit margin (see “—Pfizer Transaction” below). Further, the Group continued to optimise and rationalise its portfolio by divesting a number of lower-growth brands with limited synergies with the rest of the portfolio (see “—Divestments” below). The Group will continue to assess further brand acquisitions and disposals in the context of its strategy and capital allocation priorities.

Innovation

The development and introduction of new products to the Group’s portfolio contributes to revenue growth and cash generation and supports operating profit margins. Product development also supports portfolio diversification, which helps to minimise the effect of negative consumer trends and adverse market cycles (see “—Brand and Product Portfolio” above). The Group typically incurs incremental R&D costs in the period prior to the launch of a new product, with advertising and promotional costs generally incurred in connection with the launch and in subsequent periods.

The Group benefited from a number of product launches in the periods under review. For example, in APAC, Caltrate revenue growth in the period FY 2019 to FY 2020 was partly driven by new product development and launches, such as Gluco IMC (a Caltrate product).

The switch of prescription products to OTC status (see “4.B. Business Overview—R&D”) forms part of the Group’s innovation strategy. Following approval by the regulator, switches enable the Group to derive additional value from existing prescription products and generate sustainable revenue and brand value. The process for a prescription product to be reclassified to be made available without a prescription is highly regulated and requires significant organisational resource and capital expenditure over a number of years, including in relation to

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clinical studies, label comprehension (in order to ensure that consumers understand the product and any side effects) and consumer studies. [Following approval by the regulator, the Group typically incurs advertising and promotional costs in connection with the launch of an Rx-to-OTC switch product and in subsequent periods.] Any failure to develop and commercialise new products in a timely fashion may decrease revenue and/or increase R&D costs (see “Item 3. Key Information—3.D. Risk Factors—The Group may not be able to develop and commercialise new products effectively, which may materially and adversely affect the results of the Group’s operations and financial condition”).

In FY 2020 the Group successfully completed the Rx-to-OTC switch of Voltaren, which was a key driver for growth in North America that year. The FDA approval in 2020 (and the subsequent launch in H2 2020) of Advil Dual Action as an OTC product contributed to revenue in FY 2020. The Group increased marketing investments in order to support these launches.

Geographic Market Presence

The Group has a strong global footprint and is focused on growth across the markets in which it already operates. The Group’s products are sold in more than 90 countries, with                 per cent. of the Group’s revenue in FY 2021 generated in North America,                 per cent. in EMEA and LatAm, and                 per cent. in APAC. Adjusted operating profit margin across the geographic regions varies. In FY 2020, Adjusted operating profit margin was 24.1 per cent., 21.6 per cent., and 18.8 per cent. in North America, EMEA and LatAm and APAC, respectively. This variation is ultimately driven by a number of factors, including mix of economies and markets, sales volume of higher margin brands, supply chain (procurement, manufacturing and distribution) and competitive dynamics, together with required investment in R&D and marketing activities and other cost inputs.

North America

The North America region accounted for 38.2 per cent (£3,779 million) of Group revenue in FY 2020. The region includes the Group’s largest single market, the USA, which accounted for 88.9 per cent. (£3,360 million) of revenue in North America and 34 per cent. of Group revenue in FY 2020. The Pfizer Transaction provided the Group with meaningful incremental scale in the USA, and brands acquired as part of the Pfizer Transaction (including Centrum and Emergen-C) have since contributed significantly to Group revenue.

EMEA and LatAm

The EMEA and LatAm region was the largest contributor to Group revenue in FY 2020, accounting for 41.0 per cent. (£4,059 million) of Group revenue. The region is equally split between emerging and advanced economies.36 Demand for consumer healthcare products is growing particularly fast in emerging markets.

APAC

The APAC region accounted for 20.8 per cent. (£2,054 million) of Group revenue in FY 2020. China is the largest market in APAC, accounting for 34.1 per cent. (£700 million) of revenue in APAC and 7.1 per cent. of Group revenue in FY 2020. The strength of brands acquired as part of the Pfizer Transaction, such as Centrum and Caltrate, has been a key driver of revenue since completion.

Supply Chain

The Group relies on global supply chains and manufacturing and distribution operations which are complex and subject to increasing regulatory requirements. The Group is exposed to a number of factors that affect the

[36]	Source: The International Monetary Fund DataMapper 2022.

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sourcing, manufacturing, supply and pricing of the Group’s products on a short-term basis, including macroeconomic events, such as the COVID-19 pandemic. Competitive factors relating to the distribution of the Group’s products also influence the Group’s performance (see also “Item 3. Key Information—3.D. Risk Factors—The Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain”).

The Group prioritises reliability of supply to ensure its customers and consumers receive the Group’s products. The Group is exposed to factors that may affect its ability to provide this reliable supply from time to time. These factors include interruptions in supply from the Group’s own facilities or from third party facilities. Examples include issues affecting Advil supply in FY 2019 and Excedrin supply in FY 2019 and FY 2020.

Seasonality

Revenue and cash flow in Respiratory Health is typically driven by seasonal demand for certain of the Group’s products, including its cough, cold and flu, allergy and decongestant products. The impact of seasonality on revenue in the Respiratory Health category is largely the same across the Group’s geographic regions. However, as Respiratory Health revenue accounts for a larger percentage of total revenue in North America and EMEA and LatAm, the impact of seasonality is greater in these regions than in APAC. For example, FY 2020 Respiratory Health revenue accounted for 13.9 per cent. and 14.8 per cent. of total revenue in North America and EMEA & LatAm, respectively, and 8.2 per cent. of total revenue in APAC.

Sales typically peak from September through to March, driven mainly by consumers purchasing products to self-medicate against cold and flu symptoms. Most of the seasonality impact is experienced in the Northern Hemisphere, where the Group’s operations are concentrated. Because of the timing of these seasonal peaks, the Group’s first and fourth quarter results show significantly more revenue in the Respiratory Health category compared to its second and third quarter results. In FY 2021,                 per cent. of the Group’s sales in Respiratory Health occurred in the first and fourth quarters. It follows that the Group’s results for the first and fourth quarters of each year may not necessarily be indicative of the results that may be expected for a full financial year.

The Group incurs significant additional expenses in advance of and during September through to Q1 of the following financial year in anticipation of higher sales during that period, including costs of additional inventory and marketing. Further, the Group’s cash flow is affected by this seasonality, with the Group experiencing lower cash flow during the second and third quarters of the financial year in preparation for increased sales during the fourth quarter of the financial year and the first quarter of the following financial year due to increases in seasonal inventory and lower sales during this period.

Although the Group’s SG&A and R&D costs, including personnel costs and administrative costs, are more evenly distributed during the financial year, these costs are exposed to some variations. For example, employee bonus payments are accrued throughout the year but settled in March.

In FY 2020, the seasonality effect of cold and flu season was impacted by the COVID-19 pandemic. This had a material adverse effect on revenue in the Respiratory Health category in the period 1 August 2020 to 31 December 2020, reflecting the historically weak cold and flu season and government restrictions in response to the COVID-19 pandemic (see “—Impact of COVID-19” below). During the period FY 2019 to FY 2020, the seasonality impact was more pronounced on an organic revenue growth basis. This is because organic revenue for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction (such as Robitussin) in respect of the period 1 January 2020 to 31 July 2020, which significantly contributed to Group revenue in the period.

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Efficiencies and Cost Savings

The Group’s cost inputs are influenced by a number of factors, including competitive and market dynamics, innovation and marketing activities, supply chain (including procurement, manufacturing and distribution), acquisitions and divestments, and seasonality. As an innovation-led business, R&D activities account for a significant proportion of the Group’s costs. Further, the continued strength of the Group’s brands is contingent on substantial expenditure on marketing activities.

The Group seeks to drive the disciplined and efficient use of resources in order to provide funding for brand growth and innovation, while delivering sustainable margin expansion and cash generation (see “—Cash Generation” below). Following the transactions with Novartis and Pfizer (see “Item 4. Information on the Company—4.A. History and Development of the Company”), the Group has continued to implement a number of initiatives to drive sustainable manufacturing and supply chain efficiency improvements including:

•

Streamlining of the Group’s manufacturing and supply footprint from 41 sites (inherited by the Group through arrangements as part of the GSK Group and the transactions with Novartis and Pfizer) to              as of             2022.

•

Reducing the number of contract manufacturing partners from more than 250 (inherited by the Group through arrangements as part of the GSK Group and the transactions with Novartis and Pfizer) to approximately                in 2021.

•

Ongoing streamlining and refreshing of the Group’s distribution centre footprint, including the elimination of approximately 80 distribution centres in             inherited through the transactions with Novartis and Pfizer.

•

Implementing ongoing initiatives to drive value from third-party expenditure and offset headwinds from inflation in input prices and commodities, including forward buying, targeted commodity hedging, value engineering and new supplier introduction, as well as initiatives to ensure continuity of supply from the Group’s third party partners through programmes such as the approval of alternate suppliers for critical materials.

•	Implementing ongoing initiatives to drive site productivity and/or security of supply, including dual sourcing and localisation of Power Brands such as Voltaren, Sensodyne and Centrum.

The Group has also sought to drive efficient use of resources in the research, development, marketing and promotion of its brands, as well as the administration of the Group’s operations, through initiatives including:

•	Cost synergies generated by the Pfizer Transaction (see “—Pfizer Transaction” below).

•

Ongoing non-manufacturing procurement initiatives leveraging the Group’s global scale and strategic supplier relationships as well as targeted efforts to maximise the effectiveness of its investment in media and the efficiency of its support functions.

During the periods under review, costs incurred in connection with the delivery of synergies arising out of the transaction with Novartis and the Pfizer Transaction were reflected as Restructuring costs and are treated as an Adjusting Item for the purposes of Adjusted operating profit. Other costs incurred in connection with the initiatives referred to in this paragraph were not excluded from Adjusted operating profit.

Cash Generation

The Group took a number of steps in the periods under review to drive cash generation from its operations, including:

•	Tight management of receivables, inventory and payables;

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•

Disciplined capital expenditure, with strategic investment focused on supply chain and digital capabilities. This is reflected in a small increase in capital expenditure as a percentage of revenue to 3.2. per cent in FY 2020 from 2.9 per cent. in FY 2019; and

•	The receipt of proceeds from the divestment of a number of the Group’s non-core brands (see “—Divestments” below).

Pfizer Transaction

On 31 July 2019, the Group completed the consumer healthcare joint venture transaction with Pfizer (the “Pfizer Transaction”, as further described in “Item 4. Information on the Company—4.A. History and Development of the Company—Joint venture with Pfizer and Preparation for the Separation”). The Group’s results of operations and financial position have been affected in the periods under review, and will continue to be affected, as a consequence of the Pfizer Transaction, including steps taken in connection with and following the transaction.

The Group’s revenue in FY 2020 was £9,892 million. The Group’s revenue in FY 2019 (including the revenue of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £8,480 million. The Group’s revenue increased by 16.7 per cent. (£1,412 million) at AER. The increase was primarily driven by the inclusion of the full year of revenue of the Pfizer Contributed CH Business in FY 2020, compared to five months of revenue in FY 2019, together with other factors (see “—Results of Operations—Description of the Group’s results of operations—Revenue” below). The impact of the Pfizer Transaction therefore limits the comparability of the financial information of the Group for FY 2019 and FY 2020.

In the periods under review, the Group has achieved cost synergies as a consequence of the Pfizer Transaction. In particular, the Group has adopted a leaner structure to drive cost savings across a number of areas of the Group’s business, including the supply chain network, logistics and infrastructure, advertising and marketing, sales and distribution and functional support (see “—Efficiencies and Cost Savings” above).

Restructuring costs and Transaction-related costs incurred by the Group during the period FY 2019 to FY 2020 were largely as a consequence of the Pfizer Transaction. Restructuring costs were primarily attributable to steps taken in connection with the integration of the Pfizer Contributed CH Business. Restructuring costs and Transaction-related costs are treated as Adjusting Items for the purposes of Adjusted operating profit.

Divestments

As part of the Group’s strategy in the periods under review, the Group made a number of divestments in order to bring greater focus to its portfolio of brands. Divestments have a negative impact on revenue growth year-on-year. Operating profit margin is also affected as a result of gains and/or losses arising from divestments, together with costs incurred in connection with the divestments. These costs are treated as an Adjusting Item for the purposes of Adjusted operating profit.

The Group’s programme of disposals completed in Q1 2021 and realised £1.1 billion in proceeds net of costs and taxes from FY 2019 to FY 2021. The disposal programme had a negative impact on the Group’s operating profit margin, largely due to the relatively low investment in these brands and the lack of dedicated resources supporting them.

The sale of Thermacare and related manufacturing sites, which completed in Q1 2020, was a key divestment in the context of the Group’s operations and was made in connection with certain regulatory conditions imposed on the Group as a result of the Pfizer Transaction. Following the sale, restrictions on the integration of the Pfizer Contributed CH Business were lifted. Other disposals included brands in the Group’s Skin Health portfolio.

The Group continues to actively manage its portfolio (see “—Brand and Product Portfolio” above).

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Impact of COVID-19

The COVID-19 pandemic and the implementation of associated responsive measures by governments in the jurisdictions in which the Group operates affected the Group’s performance in FY 2020.

Widespread consumer stockpiling in Q1 2020 resulted in an increase in revenue across all of the Group’s categories in North America and EMEA. Stockpiling was followed by falls in demand, driven by consumers using up stockpiled supplies, together with fewer consumer visits to pharmacies and retail outlets during government-imposed lockdowns. This negatively impacted revenue in Q2 to Q4 of FY 2020, with the largest impact in Q2. Lockdowns also impacted the market for denture care products at certain points during FY 2020 and FY 2021, given the reduced incidence of social occasions.

The performance of the Group’s Respiratory Health category in FY 2020 was materially adversely affected by the COVID-19 pandemic. Revenue in Respiratory Health, which is typically driven by seasonal demand for certain of the Group’s products (see “—Seasonality” above) decreased by 1.5 per cent. at AER and increased by 0.5 per cent. at CER. Whilst revenue grew at CER due to the inclusion of full year revenue of the brands acquired as part of the Pfizer Transaction (including Robitussin), organic revenue declined by 6.3 per cent, which reflected the impact of the COVID-19 pandemic, associated responsive measures and resulting consumer trends. In particular, government measures imposed in response to COVID-19, such as the widespread use of face masks and implementation of lockdowns, social distancing measures and improved hygiene practices, lead to a significant reduction in the number of respiratory illnesses, such as the common cold and flu, in the Group’s key geographic markets. The introduction of temporary restrictions on the sale of cough and cold medicines in China (in an attempt to prevent patients from self-medicating against COVID-19 at home) further depressed the Group’s revenue (see “—Regulation” below).

The COVID-19 pandemic caused a surge in demand for certain OTC and VMS products, as consumers became concerned with bolstering their immune systems and treating the symptoms of COVID-19 and side effects of COVID-19 vaccinations. In particular, an increase in demand for Panadol (a paracetamol-based product) led to growth in the Group’s Pain Relief category. Growth in Panadol revenue may also have been attributable to negative media coverage regarding the use of ibuprofen products in treating the symptoms of COVID-19, which adversely impacted sales of Advil (an ibuprofen-based product).

Among its far-reaching impacts, COVID-19 has also accelerated the convergence of digital and health, including the rapid expansion of e-commerce for consumer healthcare products. Sales of the Group’s products through the online channel grew from                  per cent. of revenue in FY 2019 to                  per cent. of revenue in FY 2021. In the periods under review, the Group continued investment in the Group’s e-commerce platforms, including in relation to digital content for online retailer platforms, the direct-to-consumer channel in the US (e.g., personalised Chapstick), and tools to measure the performance of the Group’s “digital shelf” (e.g., presence of imagery, quality of content and shelf availability).

Costs associated with the Group’s supply chain were also impacted by the COVID-19 pandemic, with increased costs in relation to freight and staffing. For example, increased staffing costs were driven by increased demand for the Group’s products, the purchase of additional personal protective equipment, and changes to staff shift patterns in order to accommodate social distancing requirements. Further, the Group’s shipping costs increased as a result of the global macroeconomic impact of the COVID-19 pandemic.

Foreign exchange

The Group operates internationally and holds assets, incurs liabilities, generates sales and pays expenses in a variety of currencies other than Pounds Sterling, which is the currency in which it reports its consolidated financial results. As a result, the Group’s results of operations are affected by exchange rate fluctuations between Pounds Sterling and other currencies in which it conducts and will continue to conduct transactions, including

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US Dollar, Euro, Swiss Franc and Chinese Renminbi. For example, the impact of movements in foreign currencies against Pounds Sterling had a negative effect on the Group’s results of operations in FY 2020, with a £226 million unfavourable revenue impact driven primarily by the depreciation of a number of currencies, including the Brazilian Real, US Dollar, Russian Ruble, Argentine Peso and South African Rand, in each case against Pounds Sterling.

In order to reduce foreign currency translation exposure, the Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. The Group manages foreign currency transactional exposure by selectively hedging exposure arising on external and internal trade flows. The Group also adopts a natural hedging strategy and, to the extent reasonably possible, seeks to align the currency of inflows and outflows to minimise foreign exchange exposure. In certain cases (such as the purchase of some manufacturing inputs or some export sales made to distributors in markets where the Group does not have an entity presence) transactional foreign exchange exposure exists (see “Item 3. Key Information—3.D. Risk Factors—The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities, which could negatively impact the Group’s financial condition and prospects”).

Regulation

The consumer healthcare market is heavily regulated by governments and other regulatory bodies in the countries in which the Group operates. Within the consumer healthcare market, the OTC segment tends to be subject to greater regulation, including in relation to pricing.

The Group expends significant resources within SG&A to support compliance with a broad and varied range of regulatory requirements, including pharmacovigilance obligations, maintenance of product registrations and compliance with rigorous quality standards. The Group is also subject to periodic requirements to assess and address new potential risks to consumers, such as the recent requirement imposed by a number of regulators to assess nitrosamine levels in OTC medicines. Failure to comply with regulations could lead to supply interruptions, product recalls and/or regulatory enforcement action and fines from regulators. See “Item 3.D. Risk Factors—Risks Relating to Changes in Law and the Political and Economic Environment, Regulation and Legislation—The Group’s business is subject to legal and regulatory risks in all the markets in which it operates, which may have a material adverse impact on the Group’s business operations and financial condition”.

Changes to the laws and regulations to which the Group and its operations are subject, whether as a result of new or more stringent requirements, or more stringent interpretations of existing requirements, can also impose significant compliance costs and impact the way in which the Group conducts its business. For example, in China in early 2020, certain local authorities introduced temporary restrictions on the sale of certain cough and cold medicines in an attempt to prevent patients from self-medicating against COVID-19 at home, which limited sales of Contac (nasal decongestant tablets that also relieve pain and reduce fever) and Fenbid (ibuprofen-based pain relief medicine) by the Group in 2020.

The Group has also been impacted, and expects to continue to be impacted, by recent reforms regarding government price management of drugs in China (see “Item 4. Information on the Company—4.B. Business Overview—Regulatory Overview—Pricing”). The nationwide volume-based procurement programme, which was introduced in November 2018, has impacted the Group’s profit in respect of products sold in the country through the state-owned hospital channel, which accounted for approximately                 per cent. of the Group’s revenue in China in FY 2021. In order to mitigate the impact of the resulting downward price pressure, which operates to reduce revenue and operating profit margin, the Group is exploring opportunities to strengthen its capabilities in the retail sales channel in China. As part of this effort, the Group has increased investment in marketing in China, which has had a negative impact on product margins in China. As China is the Group’s largest market by revenue in APAC, this has also impacted operating profit margin at a regional level.

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Separation

The Group has taken a number of actions in preparation for Separation, including to ensure that the Group has the necessary infrastructure to operate as an independent publicly listed company. These actions include the establishment of independent IT infrastructure and independent corporate functions and governance of the Group, including building key technology infrastructure and capability within corporate functions to support a publicly-listed group.

[During FY 2020 and FY 2021, the Group incurred costs in connection with preparation for Separation of £66 million and £                 million, respectively. The Group expects to incur further separation and related restructuring costs between 2022 and 2024.] Separately, the Group also expects to incur recurring additional standalone operating costs of approximately £                 million per annum from FY 2022 onwards to operate as a standalone UK public listed company, including in technology and infrastructure, and in corporate functions.

The Group has historically benefited from negotiated arrangements with third-party suppliers, distributors, licensors, lessors, other business partners and/or counterparties as part of the larger GSK Group. While certain of these arrangements will change as a result of Separation, the cost impact is not expected to be material.

The Group has entered into a Transitional Services Agreement with the GSK Group in connection with Separation. The Transitional Services Agreement is short-term and limited in scope (see “Additional Information—Material Contracts—Transitional Services Agreement”).

Key Performance Indicators and non-IFRS Financial Measures

In evaluating the Group’s results of operations, management considers the following key performance indicators and non-IFRS financial measures. Further information on the definition and purpose of these metrics is included in the section entitled “Presentation of Financial and Other Information”. For a reconciliation of non-IFRS financial measures, see “Item 3. Key Information—3.A. Selected Financial Data—Non-IFRS Financial Measures”).

	2021	2020	2019
Revenue (£m)		9,892	8,480
Revenue growth (%)		16.7	—
Organic revenue growth (%)		2.8	—
Operating profit (£m)[1]		1640	897
Adjusted operating profit (£m)		2,116	1,654
Operating profit margin (%)[1]		16.6	10.6
Adjusted operating profit margin (%)		21.4	19.5
Profit after tax for the year (£m)		1,223	687
Adjusted EBITDA (£m)		2,393	1,884
Net cash inflows from operating activities (£m)[1]		1,407	786
Free cash flow (£m)		1,988	681
Free cash flow conversion (%)		163	99

1.	Not considered to be key performance indicator, but included as the nearest IFRS measure to the relevant non-IFRS measure presented in the table above.

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Results of Operations

Description of the Group’s results of operations

Revenue

Revenue for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s revenue in FY 2020 was £9,892 million. The Group’s revenue in FY 2019 (including the revenue of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £8,480 million.

The Group’s revenue increased by 16.7 per cent. at AER, and 19.3 per cent. at CER. The Group’s organic revenue growth was 2.8 per cent. for the period FY 2019 to FY 2020.

Revenue growth at AER and CER was primarily driven by the inclusion of the full year of revenue of the Pfizer Contributed CH Business in FY 2020, compared to five months of revenue in FY 2019, together with growth in revenue attributable to Sensodyne, Voltaren and Panadol. Revenue growth at AER and CER was partially offset by a decline in revenue attributable to divestments made during the course of FY 2020, including Physiogel, Breathe Right, Venoruton, Oilatum and Coldrex. Growth in revenue at AER was further offset by adverse exchange rate movements as Pounds Sterling, the Group’s presentation currency, strengthened against other currencies such as the US Dollar, certain currencies in Latin America, the South African Rand and the Russian Rouble.

Organic revenue growth was primarily attributable to growth in organic revenue across the Group’s VMS, Pain Relief and Oral Health categories (including in respect of Sensodyne, Centrum, Voltaren and Panadol). Revenue growth in the VMS and Pain Relief categories was stronger in the period 1 January 2020 to 31 July 2020 as a result of increased demand for products during the COVID-19 pandemic designed to address fever symptoms, together with the impact of consumer stockpiling (described further below). Organic revenue for the period excludes revenue attributable to brands acquired as part of the Pfizer Transaction in the period 1 January 2020 to 31 July 2020, which made a significant contribution to the Group’s revenue in the VMS and Pain Relief categories during the period, with the effect that the overall growth of the Group was reduced on an organic basis. Furthermore, brands divested in FY 2021 (notably Transderm Scop in the Digestive Health and Other category, in respect of which revenue declined due to competition from generic products) are included in organic revenue growth for the period FY 2019 to FY 2020, and this also had a significant impact on the organic growth measure in this period.

The Group delivered strong revenue growth at CER in the VMS and Pain Relief categories, single digit growth in the Oral Health and Digestive Health and Other categories, and flat revenue growth in Respiratory Health.

•

Growth in the VMS category was primarily attributable to the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including Centrum, Caltrate and Emergen-C), together with an increasing consumer trend towards self-management of health and wellbeing, which was accelerated by the COVID-19 pandemic. The Group also increased advertising and promotional investment in the VMS category.

•

Growth in the Pain Relief category was largely attributable to the inclusion of the full year of revenue of brands acquired as part of the Pfizer Transaction (including Advil), together with the Rx-to-OTC switch of Voltaren and a strong performance from Panadol. Advil revenue was adversely affected by negative media coverage regarding the use of ibuprofen products in treating the symptoms of COVID-19 (see “—Brand and Product Portfolio” above). Excedrin revenue in North America was affected by temporary supply chain interruption.

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•

In Oral Health, there was strong demand in Sensodyne, as well as growth in respect of parodontax, largely offset by decline in Aquafresh revenue and revenue attributable to brands in the Denture Care sub-category of Oral Health, the latter of which was driven by fewer opportunities for social occasions during the COVID-19 pandemic (see “—Impact of COVID-19” above).

•

Flat revenue growth in Respiratory Health was primarily attributable to the inclusion of a full year of revenue attributable to brands acquired as part of the Pfizer Transaction (including Robitussin). This was largely offset by a decline in revenue attributable to Otrivin and Theraflu, which were negatively impacted by the COVID-19 pandemic, as well as the impact of the divestment of certain brands in this category. In particular, there was an exceptionally weak cold, cough and flu season in Q3 and Q4 of 2020 as a result of measures taken in response to COVID-19, together with fewer consumer visits to stores following the implementation of lockdowns.

•

In Digestive Health and Other, revenue growth was largely attributable to the inclusion of a full year of revenue attributable to brands acquired as part of the Pfizer Transaction (including Nexium, Preparation H and Chapstick). This was partially offset by a decrease in revenue attributable to Fenistil and Abreva, driven by fewer consumer visits to stores following the implementation of lockdowns during the COVID-19 pandemic. These factors also negatively impacted Preparation H and Chapstick revenue. Further, revenue was negatively impacted as a result of the divestment of certain brands.

Cost of Sales

Cost of sales for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s cost of sales in FY 2020 was £3,940 million. The Group’s cost of sales in FY 2019 (including the cost of sales of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £3,678 million.

The Group’s cost of sales increased by 7 per cent. (£262 million). This increase was primarily driven by the inclusion of the full year of cost of sales of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019, partially offset by a reduction in Adjusting Items (as outlined below), as well as the impact of divestments and ongoing supply chain productivity efforts.

Adjusting Items within costs of sales totalled £263 million in FY 2020, which predominantly related to further Adjusting Items associated with the Pfizer Transaction (mainly Transaction-related costs and Restructuring costs), together with Net intangible impairment and amortisation across a number of Group’s brands. Adjusting Items within cost of sales totalled £471 million in FY 2019. These Adjusting Items principally related to the Pfizer Transaction (mainly Transaction-related costs and Restructuring costs).

Adjusted cost of sales was £3,677 million and £3,207 million in FY 2020 and FY 2019, respectively. Adjusted cost of sales increased by 15 per cent. (£470 million), primarily driven by the inclusion of the full year of Adjusted cost of sales of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019.

Cost of sales as a percentage of revenue reduced to 39.8 per cent. in FY 2020 from 43.4 per cent. in FY 2019, largely driven by a reduction in Transaction-related costs, product price increases, improvements in brand mix, synergies and ongoing supply chain productivity efforts. These factors were partially offset by increased freight and staffing costs driven by the COVID-19 pandemic. Adjusted cost of sales as a percentage of revenue reduced to 37.2 per cent. in FY 2020 from 37.8 per cent. in FY 2019.

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Selling, general and administration (“SG&A”)

SG&A costs for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s SG&A costs in FY 2020 were £4,220 million. The Group’s SG&A costs in FY 2019 (including the SG&A costs of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) were £3,596 million.

The Group’s SG&A costs increased by 17.4 per cent. (£624 million), primarily driven by the inclusion of the full year of SG&A costs of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019, as well as an increase in adjusting cost items (as outlined below), partially offset by synergy savings following the Pfizer Transaction and cost control.

Adjusting Items within SG&A totalled £401 million in FY 2020. These principally related to further Restructuring costs associated with the Pfizer Transaction, as well as Separation and Admission costs. Adjusting Items within SG&A costs totalled £244 million in FY 2019. These principally related to Restructuring costs arising from the Pfizer Transaction.

Adjusted SG&A costs were £3,819 million and £3,352 million in FY 2020 and FY 2019, respectively. Adjusted SG&A costs increased by 13.9 per cent. (£467 million), primarily driven by the inclusion of the full year of Adjusted SG&A costs of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019.

SG&A costs as a percentage of revenue increased to 42.7 per cent. in FY 2020 from 42.4 per cent. in FY 2019. This reflected an increase in Adjusting Items, partially offset by synergies resulting from the Pfizer Transaction and cost control, in each case as referred to above. At a category level, the Group increased advertising and promotional investment in the VMS and Pain Relief Categories. In respect of the latter, this was in part to support the OTC launch of Voltaren and Advil Dual Action in North America (see “—Innovation” above). This increase in advertising and promotional spend in the VMS and Pain Relief categories was in turn partially offset by decreased investment in certain brands in the Group’s portfolio where the COVID-19 pandemic had a temporary negative impact on demand for certain of the Group’s products. Adjusted SG&A costs as a percentage of revenue decreased to 38.6 per cent. in FY 2020 from 39.5 per cent. in FY 2019.

Research and development (“R&D”)

R&D costs for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s R&D costs in FY 2020 were £304 million. The Group’s R&D costs in FY 2019 (including the R&D costs of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) were £292 million.

The Group’s R&D costs increased by 4.1 per cent. (£12 million), primarily driven by the inclusion of the full year of R&D costs of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019, partially offset by headcount reduction and optimisation of the Group’s R&D operations, which included laboratory closures in Warren (New Jersey, USA) and Barnard Castle (UK).

Adjusting Items within R&D costs totalled £24 million in FY 2020. These primarily related to Net intangible impairment and amortisation, in addition to further Restructuring costs associated with the Pfizer Transaction. Adjusting Items within R&D costs totalled £25 million in FY 2019. These principally related to Restructuring costs in connection with the Pfizer Transaction.

Adjusted R&D costs were £280 million and £267 million in FY 2020 and FY 2019, respectively. Adjusted R&D costs increased by 4.9 per cent. (£13 million), primarily driven by the inclusion of a full year of Adjusted R&D

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costs of the Pfizer Contributed CH Business, partly offset by headcount reduction and optimisation of the Group’s R&D operations, which included laboratory closures in Warren (New Jersey, USA) and Barnard Castle (UK).

R&D costs as a percentage of revenue decreased to 3.1 per cent. in FY 2020 from 3.4 per cent. in FY 2019. This reflected headcount reduction and optimisation of the Group’s R&D operations, as referred to above. Adjusted R&D costs as a percentage of revenue decreased to 2.8 per cent in FY 2020 from 3.1 per cent. in FY 2019.

Other operating (expense)/income

Other operating income of £212 million in FY 2020 primarily reflected the net gain on the sale of a number of brands of the Group, including Thermacare, Breathe Right, Physiogel, Coldrex, Venoruton and Oilatum.

Other operating expenses of £17 million in FY 2019 predominantly related to transaction costs incurred in connection with the disposal of Thermacare. Transaction costs in relation to the disposal of certain other businesses and assets of the Group also contributed to operating expenses in FY 2019.

Operating profit and operating profit margin

Operating profit and operating profit margin for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s operating profit in FY 2020 was £1,640 million, producing an operating profit margin of 16.6 per cent. The Group’s operating profit for FY 2019 (including the operating profit of the Pfizer Contributed CH Business from 1 August 2019, when it was consolidated) was £897 million, producing an operating profit margin of 10.6 per cent.

The Group’s operating profit increased by 83 per cent. (£743 million), primarily driven by the inclusion of the full year of operating profit of brands acquired as part of the Pfizer Transaction in FY 2020, compared to five months of operating profit in FY 2019, together with related synergies, a net reduction in Adjusting Items in relation to cost of sales, R&D and SG&A as described above (mainly related to the Pfizer Transaction) and other operating income from the sale of brands.

Adjusted operating profit was £2,116 million and £1,654 million in FY 2020 and FY 2019, respectively. Adjusted operating profit increased by 28 per cent. (£462 million). As above, this principally reflected the inclusion of the full year of operating profit of brands acquired as part of the Pfizer Transaction in FY 2020, compared to five months of operating profit in FY 2019, together with related synergies, combined with business growth and tight cost control, partially offset by the impact of divestments. The Adjusting Items in respect of operating profit are described in “—Cost of Sales”, “—Selling, General and Administration” and “—Research and Development” above.

The Group’s Adjusted operating profit margin was 21.4 per cent. and 19.5 per cent. in FY 2020 and FY 2019, respectively. Operating profit margin and Adjusted operating profit margin increased by 6.0 percentage points and 1.9 percentage points, respectively, primarily driven by synergies resulting from the Pfizer Transaction, as well as business growth and product pricing and mix, partially offset by full year impact of the brands acquired as part of the Pfizer Transaction (albeit reduced as a result of cost controls implemented by the Group), the impact of divestitures and additional supply chain costs. In addition to these factors impacting Adjusted operating profit margin, operating profit margin was affected by changes in Adjusting Items.

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Net finance costs

Net finance costs on both an IFRS and adjusted basis reduced to £7 million in FY 2020 from £11 million in FY 2019, primarily attributable to the revaluation of derivatives and financial instruments.

There were no Adjusting Items that affected Net finance costs in FY 2020 and FY 2019.

Profit before tax

Taking into account net finance costs, profit before tax was £1,633 million in FY 2020, increasing by £747 million from £886 million in FY 2019. This reflected increased operating profit during the period, as described above.

Adjusted profit before tax was £2,109 million in FY 2020, increasing by £466 million from £1,643 million in FY 2019. This reflected increased Adjusted operating profit during the period, as described above.

Income tax and effective tax rate

In FY 2020, the corporate tax charge was £410 million on profits before tax of £1,633 million. The IFRS effective tax rate was 25.1 per cent, which reflected the impacts of the applicable tax treatment on Adjusting Items, and was also adversely impacted by revaluing the rates applicable to various deferred tax balances. The Adjusted effective tax rate of 22.9 per cent. was higher than the UK statutory rate of 19.0 per cent. due to profit generated in jurisdictions with higher tax rates (such as the USA, Italy and China), partially offset by the benefits of tax rulings in territories such as Switzerland and Puerto Rico, the availability of R&D credits and other non-taxable items.

In FY 2019, the corporate tax charge was £199 million on profits before tax of £886 million. The IFRS effective tax rate was 22.5 per cent., which reflected the impacts of the applicable tax treatment on Adjusting Items. The Adjusted effective tax rate of 22.2 per cent. was higher than the UK statutory rate of 19.0 per cent. due to profit generated in jurisdictions with higher tax rates (such as the USA, Italy and China), partially offset by the benefits of tax rulings in territories such as Switzerland and Puerto Rico, the availability of R&D credits and other non-taxable items.

Profit after tax

Profit after tax was £1,223 million in FY 2020, increasing by £536 million from £687 million in FY 2019. This reflected increased operating profit during the period, as described above, partially offset by an increased effective tax rate and tax charge in FY 2020.

Adjusted profit after tax was £1,626 million in FY 2020, increasing by £348 million from £1,278 million in FY 2019. This reflected increased Adjusted operating profit during the period, as described above, partially offset by increased Adjusted effective tax rate and tax charge in FY 2020.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests in FY 2020 was £36 million, increasing by £4 million from £32 million in FY 2019. Adjusted profit attributable to non-controlling interests in FY 2020 was £38 million, increasing by £6 million from £32 million in FY 2019. These increases reflect higher Adjusted operating profit during the period, as described above, partially offset by increased Adjusted effective tax rate and tax charge in FY 2020.

Adjusting Items attributable to non-controlling interests totalled £2 million in FY 2020. These principally related to costs incurred in relation to restructuring programmes in respect of certain Group subsidiaries with non-controlling interests.

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Earnings per share (“EPS”)

In FY 2020, basic EPS and diluted EPS were both 118,700p. On an adjusted basis, these were 158,800p. In FY 2019, Basic EPS and Diluted EPS were both 65,500p. On an adjusted basis, these were 124,600p. The year-on-year increase reflected increased profit before tax during the period, as described above. The number of shares in issue during the period may not be representative of the number of shares in issue in the future.

Adjusted EBITDA

Adjusted EBITDA for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

The Group’s Adjusted EBITDA was £2,393 million in FY 2020. The Group’s Adjusted EBITDA in FY 2019 (including the Adjusted EBITDA of the Pfizer Contributed CH Business from 1 August 2019,

when it was consolidated) was £1,884 million.

The Group’s Adjusted EBITDA increased by 27 per cent. (£509 million), primarily driven by the inclusion of the full year of profit of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019. The remaining growth largely resulted from synergies arising from the Pfizer Transaction, partially offset by increased supply chain costs arising as a result of the COVID-19 pandemic.

Regional performance

Regional performance for the financial year ended 31 December 2020 compared to 31 December 2019

North America

(a)    Revenue

The Group’s revenue attributable to North America in FY 2020 was £3,779 million. The Group’s revenue attributable to North America in FY 2019 (including the revenue of the Pfizer Contributed CH Business attributable to North America from 1 August 2019, when it was consolidated) was £2,880 million. The Group’s revenue grew 31 per cent. at AER, and 33 per cent. at CER.

Organic revenue growth in the North America region was 0.7 per cent. for the period FY 2019 to FY 2020. This principally reflected growth in organic revenue across the VMS, Pain Relief and Oral Health categories. This was partly offset by a decline in revenue in the Respiratory Health category, due to the impact of the exceptionally low cold and flu incidence, and in the Digestive Health and Other category, including in respect of the brand Transderm Scop, which experienced revenue decline as a result of generic competition. Transderm Scop was subsequently disposed of during FY 2021. Furthermore, organic revenue growth for the period FY 2019 to FY 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction for the seven months to 31 July 2020, during which these brands experienced a strong positive revenue impact from consumer stockpiling and increased consumption as a result of the COVID-19 pandemic. Accordingly, the overall growth of the North America region in the period FY 2019 to FY 2020 was reduced when measured on an organic basis.

Growth in revenue at AER and CER was primarily driven by the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including Advil, Centrum and Emergen-C) in FY 2020, compared to five months in FY 2019, together with growth in revenue attributable to Sensodyne and Voltaren, partially offset by a decline in Excedrin revenue and a number of divestments, including the divestment of Breathe Right. Revenue growth at AER was further offset by adverse currency exchange movements of £42 million as Pounds Sterling strengthened against the US Dollar.

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The North America region delivered revenue growth at CER, which was attributable to a number of factors across the categories in which the Group operates:

•

Significant growth in the VMS category was primarily attributable to the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including Emergen-C and Centrum), together with a growing consumer trend towards self-management of health and wellbeing.

•

Growth in the Oral Health category was primarily driven by Sensodyne and Gum Health, while revenue in respect of brands in the Denture Care sub-category of Oral Health and Biotene remained broadly stable. Growth in Sensodyne was reflective of the strength of the brand in the USA, as well as a number of launches, including Sensodyne Sensitivity and Gum and Sensodyne Pronamel Intensive Enamel Repair.

•

Growth in the Pain Relief category was mainly driven by the Rx-to-OTC switch of Voltaren, together with the inclusion of the full year of revenue of Advil, which was acquired as part of the Pfizer Transaction. This was partially offset by temporary disruption to Excedrin supply.

•

Growth in the Respiratory Health category was mainly attributable to the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including Robitussin). Revenue in this category was however adversely impacted by the exceptionally low cold and flu incidence (see “—Impact of COVID-19” above).

•

Similarly, in Digestive Health and Other, growth was primarily attributable to the inclusion of the full year revenue of brands acquired as part of the Pfizer Transaction (including Chapstick, Preparation H and Nexium). Abreva revenue declined due to the launch of a number of private-label brands in the USA, as well as fewer consumer visits to stores following the implementation of lockdowns during the COVID-19 pandemic. Chapstick revenue was also negatively impacted by fewer consumer visits to stores during the COVID-19 pandemic.

(b)    Adjusted operating profit

Adjusted operating profit for the North America region in FY 2020 was £909 million, producing an Adjusted operating profit margin of 24.1 per cent. Adjusted operating profit for the North America region in FY 2019 (including the operating profit of the Pfizer Contributed CH Business attributable to North America from 1 August 2019, when it was consolidated) was £660 million, producing an Adjusted operating profit margin of 22.9 per cent. The year-on-year change in Adjusted operating profit margin of 1.2 percentage points reflected a number of factors, including:

•	synergies resulting from the Pfizer Transaction, principally in relation to reductions in SG&A costs as a result of headcount reductions; and

•

net savings in advertising and promotional spend as a percentage of revenue, resulting from cost containment measures taken in respect of the Digestive Health and Other and Respiratory Health categories and divested brands, partially offset by investment in the VMS category and Advil and Voltaren in the Pain Relief category.

EMEA and LatAm

(a)    Revenue

The Group’s revenue attributable to EMEA and LatAm was £4,059 million in FY 2020. The Group’s revenue attributable to EMEA and LatAm in FY 2019 (including the revenue of the Pfizer Contributed CH Business attributable to EMEA and LatAm from 1 August 2019, when it was consolidated) was £3,898 million. Organic revenue growth in EMEA and LatAm was 3.1 per cent. for the period FY 2019 to FY 2020. In FY 2020, the Group’s revenue attributable to EMEA and LatAm increased by 4 per cent. at AER, and 8 per cent. at CER.

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Growth at AER and CER was primarily driven by the inclusion of the full year of revenue in FY 2020 of brands acquired as part of the Pfizer Transaction, compared to five months in FY 2019, together with percentage growth in revenue of low single digits attributable to Sensodyne, the Gum Health sub-category and Panadol, partially offset by declines in Fenistil and Otrivin revenue. Revenue at AER was negatively impacted by adverse currency exchange movements of £166 million primarily due to Pounds Sterling strengthening against Brazilian Real, Russian Ruble, Argentine Peso and South African Rand.

Organic revenue growth principally reflected double-digit percentage growth in the VMS category, together with growth across the Pain Relief and Oral Health categories, partially offset by decline in organic revenue in the Respiratory Health and Digestive Health and Other categories.

The EMEA and LatAm region delivered revenue growth at CER, which was attributable to a number of factors across the categories in which the Group operates:

•

Triple digit percentage growth in the VMS category was primarily attributable to the inclusion of the full year of revenue of brands acquired as part of the Pfizer Transaction (including Centrum), together with an increasing consumer trend towards self-management of health and wellbeing.

•

Growth in the Pain Relief category was primarily driven by Panadol, reflecting the strength of the brand and increased demand for paracetamol during the COVID-19 pandemic. Revenue growth was further strengthened by price increases across the Middle East and Africa markets. Voltaren remained broadly flat.

•	Growth in the Oral Health category was driven by an increase in revenue attributable to Sensodyne and the Gum Health sub-category of Oral Health.

•

Decline in the Respiratory Health category was attributable to a reduction in respiratory illnesses such as cold and flu as a result of measures implemented in response to the COVID-19 pandemic. This negatively impacted Otrivin revenue. Theraflu remained broadly stable.

•

Revenue in the Digestive Health and Other category decreased overall, with a reduction in Fenistil and brands in the Smokers’ Health sub-category of Digestive Health and Other, largely stemming from the COVID-19 pandemic. This was partially offset by growth in Eno, driven by the Group’s growth strategy in Brazil and increased consumption in South and East Africa.

(b)    Adjusted operating profit

Adjusted operating profit for EMEA and LatAm in FY 2020 was £878 million, producing an Adjusted operating profit margin of 21.6 per cent. Adjusted operating profit for EMEA and LatAm in FY 2019 (including the Adjusted operating profit of the Pfizer Contributed CH Business attributable to EMEA and LatAm from 1 August 2019, when it was consolidated) was £746 million, with an Adjusted operating profit margin of 19.1 per cent. The increase in Adjusted operating profit margin of 2.5 percentage points reflected the following factors:

•	synergies resulting from the Pfizer Transaction, principally in relation to reductions in SG&A costs as a result of headcount reductions; and

•	savings in advertising and promotional spend as a percentage of revenue, resulting from cost containment measures.

APAC

(a)    Revenue

The Group’s revenue attributable to APAC in FY 2020 was £2,054 million. The Group’s revenue attributable to APAC in FY 2019 (including the revenue of the Pfizer Contributed CH Business attributable to APAC from

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1 August 2019, when it was consolidated) was £1,702 million. Organic revenue growth in APAC was 5.7 per cent. in the period FY 2019 to FY 2020. The Group’s revenue attributable to APAC increased by 20.7 per cent. at AER, and 22 per cent. at CER.

Growth in revenue at AER and CER was primarily driven by the inclusion of the full year of revenue of the Pfizer Contributed CH Business in FY 2020, compared to five months in FY 2019, particularly in the VMS category, together with growth in revenue attributable to Sensodyne and Voltaren. Revenue growth at AER was further affected by adverse foreign exchange movements of £19 million as Pounds Sterling strengthened against Japanese Yen, Taiwan Dollar and Philippine Peso and certain other currencies in the region.

Growth in organic revenue principally reflected strong, double digit percentage growth in the VMS category, together with percentage growth across the Pain Relief and Oral Health categories, partially offset by a single digit percentage decline in the Digestive Health and Other categories and a double digit percentage decline in the Respiratory Health category. The latter reflected the historically weak cold and flu season and government restrictions in response to the COVID-19 pandemic.

The APAC region delivered revenue growth at CER, which was attributable to a number of factors across the categories in which the Group operates:

•

Triple digit percentage growth in the VMS category was primarily attributable to the inclusion of the full year of revenue of brands acquired as part of the Pfizer Transaction (including Centrum), together with an increasing consumer trend towards self-management of health and wellbeing. In China, a public awareness campaign launched by the Group in FY 2020 with the purpose of educating consumers about their immune systems contributed to growth in Centrum. Caltrate revenue was also driven by increased penetration in the online and retail channels, in addition to new product development and launches, such as Gluco IMC (a Caltrate product).

•

Single digit percentage growth in the Oral Health category was primarily driven by Sensodyne, while revenue in respect of brands in the Denture Care sub-category of Oral Health remained broadly stable. Sensodyne growth was principally driven by new product launches in China, Japan and Australia.

•

Low single digit percentage growth in the Pain Relief category was driven by strong growth in Voltaren, supported by price increases, together with product launches such as Iodex Ultragel, partially offset by a reduction in Fenbid sales in China as certain local authorities introduced temporary restrictions on the sale of cough and cold medicines during the COVID-19 pandemic.

•	A decline in the Digestive Health and Other category reflected a decline in Zentel and Physiogel, which was divested part way through FY20, partially offset by growth in Bactroban and Eno.

•

A decline in the Respiratory Health category was due to lower instances of respiratory illnesses as a result of the implementation of measures in response to the COVID-19 pandemic. Contac and Robitussin were also impacted by COVID-19 related temporary restrictions on the sale of cough and cold medicines in large parts of China.

(b)    Adjusted operating profit

Adjusted operating profit for the APAC region in FY 2020 was £386 million, producing an Adjusted operating profit margin of 18.8 per cent. Adjusted operating profit for the APAC region in FY 2019 (including the Adjusted operating profit of the Pfizer Contributed CH Business attributable to APAC from 1 August 2019, when it was consolidated) was £311 million, producing an Adjusted operating profit margin of 18.3 per cent.

The increase in the Adjusted operating profit margin of 0.5 percentage points reflected synergies resulting from the Pfizer Transaction, principally in relation to reductions in SG&A costs as a result of headcount reductions.

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The increase was partially offset by greater advertising and promotional investment as a percent of revenue, reflecting targeted public campaigns launched by the Group to educate consumers about their immune systems, increased digital advertising to drive growth in Sensodyne and Voltaren, and increased advertising in relation to the launch of new products, together with increased supply chain costs resulting from the COVID-19 pandemic.

Adjusting Items

Adjusting Items for the financial year ended 31 December 2020 compared to the financial year ended 31 December 2019

Net intangible amortisation and impairment charges (pre-tax) increased to £97 million (£78 million net of tax) in FY 2020 from £36 million (£31 million net of tax) in FY 2019. This primarily reflected increased impairment charges on indefinite and definite life brands, which grew to £45 million in FY 2020 from £19 million in FY 2019, in addition to an increase in amortisation of definite life brands to £50 million in FY 2020 from £27 million in FY 2019, partially offset by an increase in the reversal of impairments of definite life brands to £18 million in FY 2020 from £10 million in FY 2019. In FY 2020, the impairment charge mainly included impairments of Zyrtec, capitalised costs for a discontinued oral care project and a discontinued pain relief device and the reversal of impairments related to Transderm Scop. In FY 2019, the impairment charge included impairments of Savlon, Eurax and Abreva and the reversal of impairments related to Prevacid.

Restructuring costs (pre-tax) increased to £411 million (£321 million net of tax) in FY 2020 from £330 million (£271 million net of tax) in FY 2019, reflecting increased integration costs following the Pfizer Transaction, in addition to other restructuring and programme costs.

Transaction-related costs (pre-tax) decreased to £91 million (£71 million net of tax) in FY 2020 from £366 million (£285 million net of tax) in FY 2019. This was due to the fact that the majority of the fair value unwind on inventory acquired as part of the Pfizer Transaction took place during FY 2019.

Separation and Admission costs (pre-tax) of £66 million (£53 million net of tax) in FY 2020 relate to preparation for Separation and Admission, which was commenced in FY 2020.

Disposal and others (pre-tax) resulted in net income of £189 million (£120 million net of tax) in FY 2020, compared to a net expense of £25 million (£4 million net of tax) in FY 2019, arising from the net profit from the disposal of a number of consumer healthcare brands.

Liquidity and Capital Resources

Overview

The principal source of the Group’s liquidity is cash generated from operations. The Group is also expected to have access to external financing through the debt capital markets and/or term and revolving credit facilities made available by the Group’s relationship banks (as described below) in a variety of currencies in order to meet specific funding needs of certain subsidiaries in the Group.

It is expected that the Group’s liquidity requirements will primarily relate to servicing its ongoing debt obligations (including under any bonds and/or bank loans and/or revolving credit facilities), its working capital requirements, funding its operating expenses and capital expenditures (including its investments in R&D and advertising and promotional activities), funding dividend payments, and implementing the Group’s growth strategies.

From completion of the Pfizer Transaction, liquidity management has been governed by certain provisions of the Pfizer SHA (see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party

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Transactions—Pfizer Shareholders’ Agreement”), including in relation to borrowings, cash management and shareholder funding and dividend payments. In order to manage any shortfall between cash in hand and an agreed amount of readily available cash of £300 million, the Group entered into an uncommitted facility with a relationship bank in January 2020, which has not been utilised. The Group manages liquidity risk through cash management and forecasting processes under which the Group reviews its cash balances and measures its actual performance against forecasts in order to manage liquidity risk. The Group also monitors its exposure to foreign exchange rates and adopts hedging when it deems appropriate.

See note 33 to the Financial Statements beginning on page F-51 for a description of the Group’s treasury policies and capital management.

As of 31 December 2021, cash and cash equivalents were comprised of [a mix of currencies], reflecting the Group’s global operations and growth strategy.

The Company is of the opinion that, after taking into account the bank and other facilities available, the working capital available for the Group is sufficient for its present requirements.

Cash Flow

The table below summarises the principal components of the Group’s consolidated cash flows for the periods under review, which has been extracted from the Financial Statements.

£m	2021	2020	2019
Cash flow from operating activities
Profit after tax		1,223	687
Adjustments reconciling profit after tax to cash generated from operations		738	408

Cash generated from operations		1,961	1,095
Taxation paid		(554)	(309)

Net cash inflow from operating activities		1,407	786

Net cash inflow from investing activities		1,030	291

Net cash (outflow) from financing activities		(2,437)	(925)
Increase in cash and bank overdrafts		—	152

Cash and bank overdrafts at the beginning of the year		329	191
Exchange adjustments		(6)	(14)
Increase in cash and bank overdrafts		—	152

Cash and cash equivalents at end of year		323	329

Net cash flows (used in)/generated from operating activities

Net cash inflow from operating activities was £1,407 million in FY 2020. Net cash inflow from operating activities was £786 million in FY 2019. The year-on-year increase of £621 million was largely due to cash generated from operations, which increased by £866 million to £1,961 million in FY 2020 from £1,095 million in FY 2019, primarily attributable to the full year impact in FY 2020 of brands acquired as part of the Pfizer Transaction, as compared to five months in FY 2019. The increase was also due to strong underlying growth in each of EMEA and LatAm, North America and APAC. In addition, reductions in working capital had a positive impact on cash flow, as outlined below.

Confidential Treatment Requested by DRVW 2022 Limited

Working capital

The Group’s working capital movements comprise movements in trade and other receivables, inventory and trade and other payables.

The following table sets out changes in the Group’s working capital for the periods indicated:

	Financial Year
£m	2021	2020	2019
Decrease/(increase) in inventories		130	232
Decrease/(increase) in trade receivables		18	(57)
(Decrease)/increase in trade payables		140	(256)
Net change in other receivables and payables		(315)	(380)
Changes in working capital		(27)	(461)

Inventory reduced by £262 million to £949 million at 31 December 2020 from £1,211 million at 31 December 2019. This resulted in a positive cash flow of £130 million in FY 2020. This impact on cash flow was driven by activities designed to optimise inventory levels across the supply chain, as well as the divestment of a number of brands and a reduction in inventories for brands that experienced higher demand driven by the COVID-19 pandemic. Inventory was also affected by non-cash movements, including fair value adjustments related to the Pfizer Transaction and exchange rate movements.

Trade receivables declined by £49 million to £1,348 million at 31 December 2020 from £1,397 million at 31 December 2019, driven by exchange rate changes, customers of the Pfizer Contributed CH Business adopting the lower payment settlement periods of the GSK Group in the USA and accelerated settlement in APAC. This resulted in a positive cash flow of £18 million in FY 2020. Cash movements included the positive impact of customers of the Pfizer Contributed CH Business adopting the lower payment settlement periods of the GSK Group in the USA, partially offset by higher receivables associated with increased sales in APAC.

Trade payables increased by £139 million to £1,340 million at 31 December 2020 from £1,201 million at 31 December 2019. This was driven by higher marketing spend and capital expenditure in the second half of the year, together with payables balances acquired by the Group as part of the Pfizer Transaction after 31 July 2019. This resulted in a positive cash flow impact of £140 million in FY 2020.

Other receivables declined by £30 million to £1,052 million at 31 December 2020 from £1,082 million at 31 December 2019. Other receivables primarily consist of prepayments and receivables with Pfizer, GSK and other third parties. Other payables decreased by £291 million to £1,928 million at 31 December 2020 from £2,219 million at 31 December 2019. Other payables primarily consist of customer return and rebate accruals, wage, salary and social security accruals, VAT and deferred income. The net change in other receivables and payables resulted in a negative cash outflow of £315 million, primarily driven by a decline in third party receivables related to the Pfizer Transaction.

Net cash flows (used in)/generated from investing activities

Net cash inflow from investing activities was £1,030 million in FY 2020. Net cash inflow from investing activities was £291 million in FY 2019. This year-on-year increase of £739 million was principally driven by proceeds from the sale of intangible assets, which increased by £804 million to £924 million in FY 2020 from £120 million in FY 2019, reflecting the continued strategic divestment of a number of smaller brands in the Group’s portfolio, including Breathe Right and Physiogel. Disposal of businesses increased to £221 million in FY 2020 due to the disposal of Thermacare, which was acquired as part of the Pfizer Transaction and was sold by the Group in 2020 to meet anti-trust requirements (see “—Divestments” above).

Confidential Treatment Requested by DRVW 2022 Limited

Net cash flows (used in)/generated from financing activities

Net cash outflow from financing activities increased by £1,512 million to £2,437 million in FY 2020 from £925 million in FY 2019 due to increased dividend payments. Dividends paid to shareholders increased by £1,219 million to £2,371 million in FY 2020 from £1,152 million in FY 2019, which reflected the increased cash generation of the business following completion of the Pfizer Transaction. The quantum of dividend payments made during the period also reflected arrangements entered into as part of the Pfizer Transaction, which will terminate with effect from UK Admission. Whilst no capital contributions were made in FY 2020, in FY 2019 a capital contribution of £335 million was made into the Group relating to the completion of the Pfizer Transaction.

Free cash flow and free cash flow conversion

	2021	2020	2019
Net cash inflows from operating activities (£m)[1]		1,407	786
Free cash flow (£m)		1,988	681
Free cash flow conversion (%)		163	99

1.	Included as the nearest IFRS measure to the non-IFRS measures presented in the table above.

Free cash flow in FY 2020 was £1,988 million, with a free cash flow conversion of 163 per cent. Free cash flow in FY 2019 was £681 million, with a free cash flow conversion of 99 per cent. Free cash flow increased by 191.9 per cent. (£1,307 million). The increase in free cash flow was primarily attributable to the impact of proceeds received from the strategic disposal of a number of brands (see “—Net cash flows (used in)/generated from investing activities” above) of £924 million (FY 2019: £120 million). The increase in free cash flow was also attributable to the inclusion of the full year of operating cash flows in FY 2020 of brands acquired as part of the Pfizer Transaction and strong performance in the Group’s VMS, Pain Relief and Oral Health categories, together with synergy savings and cost control. FY 2020 free cash flow also includes the impact of proceeds received from the strategic disposal of a number of brands (see “—Net cash flows (used in)/generated from investing activities” above) of £924 million (FY 2019: £120 million). These factors were partially offset by increased capital expenditure (see “—Capital Expenditure” below).

Net Debt

During the periods under review, the Group’s principal source of liquidity was cash generated from operations. The Group did not have any long-term debt in its capital structure. In the period following completion of the Pfizer Transaction, excess cash was distributed to [GSK] and [Pfizer] by way of dividends in accordance with the terms of the Pfizer SHA, which will terminate with effect from UK Admission. Cash and cash equivalents retained on the balance sheet following the payment of these dividends was primarily used by the Group for working capital purposes, funding operating expenses and capital expenditures, and implementing the Group’s growth strategies. As at, the Group’s net debt consisted of lease liabilities, short-term bank borrowings and derivative financial liabilities.

In preparation for Separation, it is expected that the Group will raise external borrowings in the form of bonds and/or bank loans (see “—Liquidity and Capital Resources—Capital Resources and Indebtedness”).

As at                     , the Group had £             of outstanding indebtedness.

Capital Resources and Indebtedness

See “Item 3. Key Information—3.B. Capitalisation and Indebtedness” for details relating the Group’s capitalisation and indebtedness as at the dates indicated therein. Further details of the capital resources of the Group are set out in the summaries below.

Confidential Treatment Requested by DRVW 2022 Limited

Funding the Pre-Demerger Dividend

In order to fund the Pre-Demerger Dividend and as part of the preparation for Separation, it is expected that the Group will raise external borrowings in the form of bonds and/or bank loans prior to the date of this registration statement. Any such borrowings would be denominated in a mixture of US dollars, sterling and euro, with the mixture of currencies and the type of borrowings (whether bonds or loans) to be determined based on prevailing market conditions.

To the extent that any bond issuances form part of the funding structure for the Pre-Demerger Dividend, it is anticipated that a range of maturities would apply to such issuances, subject to prevailing market conditions and pricing at the time. It is expected that any bonds issued prior to Separation would benefit from a guarantee provided by GSK, which would cease to be effective immediately prior to Separation and would be replaced by a guarantee from the Company which would become effective at the time that the GSK guarantee terminates.

To the extent that bank loan facilities form part of the funding structure for the Pre-Demerger Dividend, it is anticipated that such bank loan facilities would be provided by various relationship banks of the Group. It is expected that CH JVCo would be the borrower in respect of any such bank loan facilities, that the Company would provide a guarantee of such facilities at or around the time of Separation and that the terms of these facilities would include customary covenants and events of default applicable to borrowers with a credit rating in line with that of the Group.

It is expected that the net proceeds of any bonds issued and/or bank loans borrowed by members of the Group ahead of Separation will be made available to GlaxoSmithKline Consumer Healthcare Finance Limited in order to fund the making of certain upstream loans to wholly-owned subsidiaries of GSK and Pfizer. As such, it is expected that GlaxoSmithKline Consumer Healthcare Finance Limited will make the Proceeds Loans pursuant to the Proceeds Loan agreements.

The Proceeds Loan agreements will provide for interest on the Proceeds Loans at a rate of                 per cent. per annum, payable [semi-annually] in arrear. The Proceeds Loan agreements require the relevant borrower to make limited representations and covenants and contain limited events of default [(including cross-acceleration provisions)] and (subject as provided below) prepayment events. [The occurrence of any event of default under either Proceeds Loan agreement would permit GlaxoSmithKline Consumer Healthcare Finance Limited to, amongst other things, accelerate the relevant Proceeds Loans.]

The purpose of the Proceeds Loans is to make the net proceeds of any pre-Separation borrowings available to the GSK Group and the Pfizer Group in advance of the date on which they would receive those proceeds as part of the Pre-Demerger Dividend. Accordingly, the terms of the Proceeds Loan agreements require, among other things, that the Proceeds Loans will be repaid in full to GlaxoSmithKline Consumer Healthcare Finance Limited upon notice that the Demerger Resolution has been approved by the holders of GSK Shares. Following repayment of the Proceeds Loans, the amounts received by GlaxoSmithKline Consumer Healthcare Finance Limited will be made available to CH JVCo in order to fund the Pre-Demerger Dividend.

Funding the Group’s working capital

It is anticipated that in order to ensure that the Group has appropriate working capital arrangements in place, CH JVCo will enter into a syndicated multicurrency revolving credit facility (the “Revolving Credit Facility”) as borrower prior to Separation. At or around the time of Separation, it is expected that the Company will become the borrower in respect of any Revolving Credit Facility. It is expected that the commitments under any Revolving Credit Facility would be provided by various relationship banks of the Group and that the proceeds of each loan made available under the Revolving Credit Facility would be available for the general corporate purposes of the Group.

Confidential Treatment Requested by DRVW 2022 Limited

In addition, it is anticipated that members of the Group would establish commercial paper programmes which would allow members of the Group to issue commercial paper denominated in US dollars, sterling and euro. If such commercial paper programmes are established prior to Separation, it is anticipated that such programmes would be guaranteed by CH JVCo at the time of establishment and by the Company at or around the time of Separation.

Capital Expenditure

During the periods under review, the Group’s capital expenditure primarily related to property, plant and equipment, including a number of projects as part of restructuring the Group’s business, and the purchase of intangible assets, largely related to computer software.

The table below summarises the Group’s capital expenditure for the periods under review.

	Financial Year
£m	2021	2020	2019
Purchase of property, plant and equipment		222	190
Purchase of intangible assets		96	53

Total capital expenditure		318	243

The Group’s capital expenditure was £318 million in FY 2020. The Group’s capital expenditure was £243 million in FY 2019. This year-on-year increase in capital expenditure was largely driven by investments in supply chain and technology as part of restructuring the business, as well as the full year impact of the Pfizer Contributed CH Business in FY 2020.

Purchase of property, plant and equipment was £222 million and £190 million in FY 2020 and FY 2019, respectively. The year-on-year increase of £32 million was primarily driven by the increase in large projects across various sites as part of the restructuring of the Group’s business in FY 2020, including in relation to site closures, technology systems integration and optimisation of supply chain. In FY 2019, the purchase of property, plant and equipment was primarily attributable to a number of large projects, including in relation to site closures and rationalisation and optimisation of supply chain.

The Group’s purchase of intangible assets (which largely related to computer software) was £96 million and £53 million in FY 2020 and FY 2019, respectively. The increase of £43 million year-on-year was driven by increased expenses following the integration of the Pfizer Contributed CH Business into the Group. This includes costs of integrating production sites and commercial entities, upgrading the system infrastructure in production sites and general software for the Group.

Risk Disclosures

For a description of the Group’s management of liquidity, market, foreign exchange, wholesale and retail credit, credit and treasury-related risk, see note 33 to the Financial Statements beginning on page F-51.

Accounting Policies

The accounting policies of the Group are set out in notes 1 and 2 to the Financial Statements beginning on page F-11. The judgements made in applying accounting policies are set out in note 3 the Financial Statements beginning on page F-18.

Confidential Treatment Requested by DRVW 2022 Limited

Research and Development, Patents and Licenses

For a description of the Group’s activities R&D activities see “Item 4. Information on the Company—Item 4.B. Business Overview—R&D.”

ITEM 6. DIRECTORS,	SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

We are in the process of identifying the individuals who will be our Directors and Senior Management following the Separation, and we expect to provide details regarding these individuals in an amendment to this registration statement.

Directors

The Directors and their principal functions within the Company, together with a brief description of their management experience and expertise and principal business activities outside the Company, are set out below. The business address of each of the Directors (in such capacity) is              .

Name	Position
Sir Dave Lewis	Non-Executive Chair
Brian McNamara	Chief Executive Officer
*

*indicates	those persons who will become Directors on UK Admission.

Sir Dave Lewis was appointed Non-Executive Chair Designate of the Company on 1 January 2022. Sir Dave Lewis served as Group Chief Executive Officer of Tesco plc, a multinational grocery and general merchandise retailer, from 2014 until September 2020. Prior to joining Tesco, he served in a variety of management positions with Unilever plc, a global consumer products company, from 1987 to 2014, including a variety of leadership roles in Europe, Asia and the Americas, including as President, Personal Care from 2011 to 2014; President, Americas from 2010 to 2011; and Chairman, United Kingdom and Ireland from 2007 to 2010. Sir Dave has served on the Pepsico Inc. board of directors since November 2020 and as Chairman of Xlinks since September 2021. He was appointed to serve as co-chair of the UK government’s Supply Chain Advisory Group in October 2021. He previously served on the Sky plc Board from 2012 to 2016. Sir Dave also serves on the boards of several non-profit and charitable organisations, including as Chair of World Wildlife Fund – UK and as a trustee of Leverhulme Trust, a UK charitable foundation. He was also chair of Champions 12.3, a UN programme seeking to add momentum to the achievement of the UN Sustainable Development Target 12.3 by 2030, and co-chair of the Consumer, Retail and Life Sciences Business Council, which was established to advise the Prime Minister of the United Kingdom. In recognition of his contribution to business and the food industry in the United Kingdom, Sir Dave was knighted by Her Majesty Queen Elizabeth II in the 2021 New Year’s Honours List.

Brian McNamara was appointed CEO Designate of the Company on 22 July 2021. Brian joined the corporate executive team of GSK in 2016, when he was appointed the chief executive officer of CH JVCo. He first joined GSK in 2015 as Head of Europe and Americas for CH JVCo. Previously, he was head of Novartis’ OTC division. Brian began his career at Procter and Gamble and, over a 16-year tenure, gained extensive experience in product supply, brand marketing, and customer leadership before moving to Novartis in 2004. Brian is a board member of the Consumer Goods Forum. He previously served as a board member of the Global Self Care Federation for seven years, acting as chairman from February 2017 to March 2019 and for three years was an active member of the Board of Trustees for Treloar’s—a trust providing support and independence education for young people with physical disabilities. Brian has an undergraduate degree in Electrical Engineering from Union College in Schenectady, New York and an MBA in Finance from University of Cincinnati.

Confidential Treatment Requested by DRVW 2022 Limited

Senior Management

In addition to the Directors, the current members of the senior executive team with responsibility for day-to-day management of the Group’s business are set out below. The business address of each member of the Senior Management (in such capacity) is

Name	Position

Directorships and Partnerships Outside the Group

The details of those companies and partnerships outside the Group of which the Directors and members of the Senior Management are currently directors or partners, or have been directors or partners at any time during the five years prior to the date of this registration statement, are as follows:

Name	Current directorships and partnerships	Previous directorships and partnerships
Directors
Sir Dave Lewis	Pepsico Inc. Xlinks (Chairman) World Wildlife Fund – UK (Chair) Leverhulme Trust	Tesco plc (2014-2020) Sky plc (2021-2016)
Brian McNamara		Global Self Care Federation (Chairman, 2017-2019)

Save as set out above, none of the Directors or members of the Senior Management has any business interests, or performs any activities, outside the Group which are significant with respect to the Group.

Service Agreements

Executive Directors

The Executive Directors have service agreements, entered into on              in anticipation of [and conditional upon] UK Admission, with the Company.

The key terms of their appointments are as follows:

General terms

Name	Position	Commencement of employment	Notice period
Brian McNamara	Chief Executive Officer	22 July 2021

Non-Executive Directors

On UK Admission, the Company will have              non-executive Directors: the Chair and              independent non-executive Directors. The non-executive Directors (including the Chair) were appointed by letter of appointment [conditional on UK Admission]. The key terms of these appointments are as follows:

General terms

Name	Position	Date of appointment	Notice period
Sir Dave Lewis	Non-Executive Chair	1 January 2022

Confidential Treatment Requested by DRVW 2022 Limited

6.B. COMPENSATION

Directors’ and Senior Management’s Remuneration

Details of remuneration paid to the Directors and the Senior Management for the year ended 31 December 2021 are set out below:

Name	Salary and fees	Retirement benefits or cash in lieu of pension	Annual variable remuneration	Taxable benefits	Share- based payments	Total

We expect to adopt a compensation programme for our Directors and Senior Management effective after the Separation.

6.C. BOARD PRACTICES

The Board and Corporate Governance

The Board

From UK Admission, the UK Corporate Governance Code will apply to the Group and the Group will comply, and intends to continue to comply, with the UK Corporate Governance Code.

Board and Committee independence

The UK Corporate Governance Code recommends that at least half the board of directors of a UK listed company (excluding the chair) should comprise ‘independent’ non-executive directors, being individuals determined by the Board to be independent in character and judgement and free from relationships or circumstances which may affect, or could appear to affect, the directors’ judgement. It also recommends that a UK listed company should establish remuneration and audit committees of independent non-executive directors, each comprising at least three members, as well as a nomination committee, the majority of members of which should be independent non-executive directors.

From UK Admission, the Board will comprise             members: Sir Dave Lewis, the chair of the Board (the “Chair”),             executive Directors and             non-executive Directors. The Board is responsible for leading and controlling the Group and has overall authority for the management and conduct of the Group’s business and its strategy and development.

Senior Independent Non-Executive Director

The UK Corporate Governance Code also recommends that the board of directors of a UK listed company should appoint one of its independent non-executive directors to be the senior independent non-executive director. The senior independent non-executive director should provide a sounding board for the chair and serve as an intermediary for the other directors and shareholders. He or she should be available to shareholders if they have concerns that the normal channels of chair, chief executive officer or other executive directors have failed to resolve or for which such channel of communication is inappropriate.              has been appointed as the Company’s Senior Independent Non-Executive Director.

Re-election

The UK Corporate Governance Code recommends that all directors of UK listed companies should be subject to annual re-election. The Directors therefore intend to put themselves up for election at the Company’s next annual general meeting (expected to be held in the              quarter of             ). It is also intended that the Directors will

Confidential Treatment Requested by DRVW 2022 Limited

continue to put themselves up for annual re-election voluntarily at each further annual general meeting of the Company. In addition, prior to recommending their re-election to CH Shareholders, the Board intends to carry out an annual re-assessment of the ongoing independence of each of the non-executive Directors and to make an appropriate statement disclosing their status in the Company’s annual report.

Board committees

The Board has established a number of committees, whose terms of reference are documented formally and updated as necessary. If the need should arise, the Board may set up additional committees as appropriate.

Audit & Risk Committee

The Audit & Risk Committee of the Company (the “Audit & Risk Committee”) is chaired by              and its other members are             . The Audit & Risk Committee will meet at least [six] times a year, and otherwise as the Audit & Risk Committee’s role and responsibilities require. The external auditors or a member of the Audit & Risk Committee may also request a meeting if they consider that one is necessary.

The Audit & Risk Committee’s terms of reference state that the Audit & Risk Committee must comprise a minimum of [four] members all of which must be independent non-executive directors. Appointments to the Audit & Risk Committee are made by the Board, on recommendation by the Nominations & Corporate Governance Committee (as defined below) in consultation with the chair of the Audit & Risk Committee. The Chair, from time to time, is not eligible to be a member. Members of the Audit & Risk Committee shall serve for an initial period of up to three years, which may normally be extended by no more than two additional three-year periods provided each member continues to be independent. The Audit & Risk Committee as a whole should have competence relevant to the sector in which the Company operates, and each of the members must have experience working with financial and accounting matters.

The responsibilities of the Audit & Risk Committee include but are not limited to: (i) receiving and reviewing reports from the Company’s external auditors, monitoring their effectiveness and independence and making recommendations to the Board in respect of their remuneration, appointment and dismissal; (ii) monitoring and reviewing internal audit activities, reports and findings; (iii) reviewing the financial statements of the Company; and (iv) reviewing, on behalf of the Board, the effectiveness of the Group’s system of internal financial controls and internal control systems.

The Chief Financial Officer, General Counsel, Group Financial Controller, Head of Audit & Assurance, Chief Compliance Officer, and a representative of the external auditors shall normally attend meetings, although the Audit & Risk Committee may meet without any executives of the Company being present. The Chair, Chief Executive Officer and other executives may attend meetings, as appropriate. The Audit & Risk Committee will also meet separately at least once a year with the Group’s external auditors, the Head of Audit & Assurance and the Chief Compliance Officer without the executive directors and other management present.

The Audit & Risk Committee will prepare a report describing the activities of the Audit & Risk Committee to be included in the Company’s annual report. Among other matters, the report will include an explanation of how auditor objectivity and independence is safeguarded where the external auditor provides non-audit services. The chair of the Audit & Risk Committee will be available at annual general meetings of the Company to make a statement on the Audit & Risk Committee’s activities and to respond to questions from CH Shareholders on matters within the Audit & Risk Committee’s area of responsibility.

Remuneration Committee

The Remuneration Committee of the Company (the “Remuneration Committee”) is chaired by             , and its other members are             . The Remuneration Committee will meet at least four times a year, and otherwise as

Confidential Treatment Requested by DRVW 2022 Limited

the Remuneration Committee’s role and responsibilities require. A member of the Remuneration Committee may also request a meeting if they consider that one is necessary.

The Remuneration Committee’s terms of reference state that the Remuneration Committee must comprise at least three independent non-executive directors. Appointments to the Remuneration Committee are made by the Board, on recommendation by the Nominations & Corporate Governance Committee in consultation with the chair of the Remuneration Committee. Appointments to the Remuneration Committee shall be for a period of up to three years extendable by no more than two additional three-year periods, so long as members (other than the Chair, from time to time) continue to be independent.

The chair of the Remuneration Committee is appointed by the Board, on recommendation by the Nominations & Corporate Governance Committee. In accordance with the UK Corporate Governance Code, the chair should have served on a remuneration committee for at least 12 months. On UK Admission,              will satisfy this provision of the UK Corporate Governance Code, having served             .

The responsibilities of the Remuneration Committee include but are not limited to: (i) establishing, approving and maintaining the principles and framework of the remuneration policies of the Group and ensuring compliance with those policies; and (ii) determining the design, implementation and operation of remuneration arrangements, including, where relevant, benefits and pension arrangements, for the Chair, from time to time, executive directors and members of Senior Management.

The Remuneration Committee may invite members of management and external advisors to attend meetings. The Chief Executive Officer, Senior Vice President, Human Resources and Senior Vice President, Reward shall normally attend part of some meetings as required, although the Remuneration Committee may meet without any of the Senior Management of the Company being present. No member of the Remuneration Committee shall be involved in any decision or be present at any discussions or decisions as to his or her own remuneration or performance.

The Remuneration Committee will also prepare a report describing the activities of the Remuneration Committee to be included in the Company’s annual report. The chair of the Remuneration Committee will be available at annual general meetings of the Company to respond to questions from CH Shareholders on the Remuneration Committee’s activities.

Nominations & Corporate Governance Committee

The Nominations & Corporate Governance Committee of the Company (the “Nominations & Corporate Governance Committee”) is chaired by             , and its other members are             . The Nominations & Corporate Governance Committee will meet at least two times a year, and otherwise as the Nominations & Corporate Governance Committee’s role and responsibilities require.

The Nominations & Corporate Governance Committee’s terms of reference state that the Nominations & Corporate Governance Committee must comprise at least three members, the majority of whom must be independent non-executive directors. The Chair, from time to time, may be a member of the Nominations & Corporate Governance Committee but may not chair the Nominations & Corporate Governance Committee when it is dealing with the appointment of his or her successor. Appointments to the Remuneration Committee shall be for a period of up to three years extendable by no more than two additional three-year periods, so long as members (other than the Chair, from time to time) continue to be independent. Appointments to the Nominations & Corporate Governance Committee will be made by the Board in consultation with the chair of the committee, and the chair shall review membership annually.

The responsibilities of the Nominations & Corporate Governance Committee include but are not limited to: (i) reviewing the size, structure and composition of the Board and ensuring that the Board comprises the right

Confidential Treatment Requested by DRVW 2022 Limited

balance of skills, knowledge, diversity and experience; (ii) identifying and nominating for approval candidates to fill any vacancies on the Board; (iii) giving full consideration to succession planning for the Group; and (iv) making recommendations to the Board concerning membership of the Audit & Risk Committee and the Remuneration Committee in consultation with the chairs of those committees.

Only members of the Nominations & Corporate Governance Committee have the right to attend Nominations & Corporate Governance Committee meetings. However, other individuals such as the Chief Executive Officer, the Head of Human Resources and, where relevant, appropriate external advisers, may be invited to attend all or any part of meetings as and when the chair of the Nominations & Corporate Governance Committee considers it appropriate.

The Nominations & Corporate Governance Committee will also prepare a report describing the activities of the Nominations & Corporate Governance Committee to be included in the Company’s annual report. The chair of the Nominations & Corporate Governance Committee will be available at annual general meetings of the Company to respond to questions from CH Shareholders on matters within the Nominations & Corporate Governance Committee’s area of responsibility.

6.D. EMPLOYEES

As at 31 December 2021, the Group employed                 people. The monthly average number of employees of the Group by region is included below:

Region	2021	2020	2019
North America
Europe, Middle East and Africa (EMEA), and Latin America (LatAm)
Asia Pacific (APAC)

Total		21,900	19,000

6.E. SHARE OWNERSHIP

As at the date of this registration statement, the entire issued share capital of the Company is held and controlled by David Redfern, Adam Walker, Victoria Whyte and Subesh Williams, being the initial subscribers.

We are in the process of identifying the individuals who will be our Directors and Senior Management following the Separation and we will provide information as to their share ownership in the Company (if any) in an amendment to this registration statement.

ITEM 7. MAJOR	SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The Company was incorporated in anticipation of the Separation, and is not a member of the GSK Group. As at the date of this registration statement, the entire issued share capital of the Company is held and controlled by David Redfern, Adam Walker, Victoria Whyte and Subesh Williams, who each hold one fully paid ordinary share of £1 in the capital of the Company.

Confidential Treatment Requested by DRVW 2022 Limited

As at             , and so far as is known to the Company by virtue of the notifications made to GSK pursuant to the Companies Act, the Market Abuse Regulation37 and/or the “Disclosure Guidance and Transparency Rules38, as a result of the Demerger and the Share Exchanges, the following will, immediately after Separation, be directly or indirectly interested in 3 per cent. or more of the Company’s issued share capital:

Name of shareholder	Percentage of total voting rights	Number of shares
[Anacor]	c.32 per cent.
SLPs (Scottish partnerships controlled by GSK)	c. per cent.
GSK	c. per cent.

[Immediately after Separation, no CH Shareholder has or will have different voting rights from any other holder of CH Shares in respect of any CH Shares held by them and the CH Shares held by them will rank pari passu in all respects with all other CH Shares.

Any holder of Non-Voting Preference Shares will have no voting rights, other than in respect of matters that entail a variation of the class rights attaching to the Non-Voting Preference Shares, in which case each Non-Voting Preference Share will confer one vote at a separate class meeting of the holders of Non-Voting Preference Shares from time to time (“Non-Voting Preference Shareholders”) convened to consider a proposed variation of class rights.]

[Anacor] is expected to be the beneficial owner of approximately 32 per cent. of the issued CH Shares immediately following Separation.

The Company entered into the Pfizer Relationship Agreement. The principal purpose of the Pfizer Relationship Agreement is to regulate the continuing relationship between the Company and the Pfizer Group after the UK Admission, including ensuring that the Company is capable at all times of carrying on its business independently from Anacor as a controlling shareholder (as defined in the UK Listing Rules) and any of Anacor’s associates (as defined in UK Listing Rules).

7.B. RELATED PARTY TRANSACTIONS

Transactions in Connection with the Separation

In connections with the Separation, the Group has entered into the following financial arrangements and other transactions with the GSK Group and the Pfizer Group.

Pre-Separation borrowings and Pre-Demerger Dividend

As part of the preparation for the Demerger, it is expected that the Group will raise external borrowings in the form of bonds and/or bank loans prior to the date of this registration statement.

The net proceeds of any bonds issued and/or bank loans borrowed by members of the Group ahead of Separation will be made available to GlaxoSmithKline Consumer Healthcare Finance Limited in order to fund the making of

[37]

Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC and the delegated acts, implementing acts and technical standards thereunder, as such legislation forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018.

[38]	Disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA’s Handbook of Rules and Guidance), as amended.

Confidential Treatment Requested by DRVW 2022 Limited

certain upstream loans to wholly-owned subsidiaries of GSK and Pfizer. As such, it is expected that GlaxoSmithKline Consumer Healthcare Finance Limited will make a loan of £ to [GSK Finance plc] and a loan of £ to [Pfizer Service Company Ireland Unlimited Company] pursuant to the Proceeds Loan agreements.

It is expected that the terms of the Proceeds Loan agreements will require, among other things, that the Proceeds Loans will be repaid in full to GlaxoSmithKline Consumer Healthcare Finance Limited upon notice that the Demerger Resolution has been approved by the holders of GSK Shares. Following repayment of the Proceeds Loans, the amounts received by GlaxoSmithKline Consumer Healthcare Finance Limited will be made available to CH JVCo in order to fund the Pre-Demerger Dividend.

For further information regarding the Proceeds Loan agreements and the Pre-Demerger Dividend see “Item 4. Information on the Company—4.A. History and Development of the Company—The Demerger and Further Preparatory Steps—Pre-Separation borrowings and Pre-Demerger Dividend” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources and Indebtedness—Funding the Pre-Demerger Dividend.”

Asset Transfer Framework Agreement

For information regarding the Asset Transfer Framework Agreement, see “Item 10. Additional Information—Material Contracts—Asset Transfer Framework Agreement.”

Demerger Agreement

For information regarding the Demerger Agreement, see “Item 10. Additional Information—Material Contracts—Demerger Agreement.”

Tax Covenant

For information regarding the tax covenant, see “Item 10. Additional Information—Material Contracts—Tax Covenant.”

Separation Co-operation and Implementation Agreement

For information regarding the Separation Co-operation and Implementation Agreement (the “SCIA”), see “Item 10. Additional Information—Material Contracts—Separation Co-operation and Implementation Agreement.”

Exchange Agreements

For information regarding the Exchange Agreement, see “Item 10. Additional Information—Material Contracts—Exchange Agreements.”

Pfizer Relationship Agreement

For information regarding the Pfizer Relationship Agreement, see “Item 10. Additional Information—Material Contracts—Pfizer Relationship Agreement.”

Registration Rights Agreement

For information regarding the registration rights agreement, see “Item 10. Additional Information—Material Contracts—Registration Rights Agreement.”

Confidential Treatment Requested by DRVW 2022 Limited

Transitional Services Agreement

For information regarding the Transitional Services Agreement, see “Item 10. Additional Information—Material Contracts—Transitional Services Agreement.”

Other Transactions

In addition to the above, the Group has entered into the following related party transactions.

Pfizer Stock and Asset Purchase Agreement

For information regarding the Pfizer Stock and Asset Purchase Agreement (the “Pfizer SAPA”), see “Item 10. Additional Information—Material Contracts—Pfizer Stock and Asset Purchase Agreement.”

Pfizer Shareholders’ Agreement

On 31 July 2019, GSKCHH, Pfizer, PFCHH, GSK and CH JVCo entered into a shareholders’ agreement in relation to CH JVCo (the “Pfizer SHA”). The Pfizer SHA governs the relationship between the shareholders of CH JVCo and its ongoing management and operation. Pursuant to the SCIA (see “Item 10. Additional Information—Material Contracts—Separation Co-operation and Implementation Agreement”), the parties have agreed that the Pfizer SHA will be terminated in its entirety with effect from the UK Admission.

Prior to Separation, the Group had various arrangement with the GSK Group and the Pfizer Group entered into on an arm’s length basis. Details of such arrangements and other related party transactions entered into by members of the Group during the period covered by the Financial Statements are set out in note 30 thereto beginning on page F-49.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL	INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to pages F-1 through F-71 of this registration statement.

Legal Proceedings

Save as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the period covering the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the Company’s and/or the Group’s financial position or profitability.

The Group is currently, and may from time to time be, involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust, securities law, employment and governmental investigations, as well as related private litigation, further details of which are set out below. The Group makes provision for these proceedings on a regular basis, as noted below. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.

Confidential Treatment Requested by DRVW 2022 Limited

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. In particular, the Group does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

At 31 December 2021, the Group’s aggregate provision for legal and other disputes (excluding tax matters), including the matters disclosed below, was £                 .

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts. If this were to happen, it could have a material adverse impact on the results of operation of the Group in the reporting period in which the judgments are incurred or the settlements entered into.

Zantac litigation

In 2019, the GSK Group was contacted by several regulatory authorities regarding the detection of N-Nitroso-dimethylamine (“NDMA”) in Zantac (ranitidine) products. Based on information available at the time and correspondence with regulators, the GSK Group made the decision to suspend the release, distribution and supply of all dose forms of Zantac to all markets pending the outcome of the ongoing tests and investigations. Also, as a precautionary action, the GSK Group made the decision to initiate a voluntary pharmacy/retail level recall of Zantac products globally.

On 30 April 2020, the EMA recommended the suspension of ranitidine medicines. Following the publication of the EMA’s recommendation, the GSK Group communicated a decision not to re-enter the market. In the USA, the FDA requested that all manufacturers withdraw ranitidine products from the market.

GSK, GlaxoSmithKline LLC, GlaxoSmithKline (America) Inc. and/or Pfizer have been named as defendants (alongside other manufacturers of ranitidine, as well as retailers and distributors) in excess of 2,000 US personal injury claims involving Zantac. Class actions alleging economic injury and medical monitoring also have been filed in federal court. Outside the USA, there are four class actions pending in Canada, along with a class action in Israel.

On 6 February 2020, the US product liability litigation was assigned Multidistrict Litigation (“MDL”) status in the Southern District of Florida. On 24 August 2020, the GSK Group and the Pfizer Group filed motions to dismiss the MDL claims based on innovator liability, preemption and deficiencies in the pleadings. On 31 December 2020, the court granted the GSK Group’s and the Pfizer Group’s motion on innovator liability, the generic defendants’ motion on preemption and the motion of all defendants on deficiencies in the pleadings. The plaintiffs have filed notices of appeal related to the decisions on innovator liability and generic preemption. On 30 June 2021, the court issued its rulings on the additional motions. The court granted the GSK Group’s and the Pfizer Group’s motions to dismiss on innovator liability and “failure to warn through the FDA” claims. The court also dismissed the claim under the Racketeer Influenced and Corrupt Organizations Act with prejudice.

On 20 March 2020, the Department of Justice (the “DOJ”) sent the GSK Group notice of a civil investigation it had opened into allegations of False Claims Act violations by the GSK Group related to Zantac. On 18 June 2020, the DOJ served a civil investigative demand on the GSK Group, formalising its request for documents. On the same day, the New Mexico Attorney General filed a lawsuit against multiple defendants, including the GSK Group and the Pfizer Group, alleging violations of state consumer protection and false advertising statutes, among other claims.

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In addition to the product liability cases filed in the MDL, cases have been filed against the GSK Group and the Pfizer Group in several State Courts, including a consolidated action in California State Court. The first trial in relation to Zantac is set to commence on 22 August 2022 in the Circuit Court of the Third Judicial District, Madison County Illinois, followed by the first trial in the Superior Court of California, Alameda, scheduled to commence on 10 October 2022, with three further bellwether trials to be scheduled in 2023.

With respect to the USA, the OTC rights to Zantac were originally owned by a joint venture established between the GSK Group and Warner Lambert in 1993. Following the grant of FDA approval for the OTC formulation in 1995, OTC Zantac was marketed by the GSK-Warner Lambert joint venture until 1998 when the joint venture was terminated and, following which, Warner Lambert retained the exclusive rights to the OTC product. In 2000, Warner Lambert was acquired by Pfizer. In 2006, Johnson & Johnson acquired Pfizer’s OTC business, including the rights to OTC Zantac, which were on-sold to Boehringer Ingelheim as a condition to merger control approval. In 2017, Boehringer Ingelheim sold its consumer healthcare business (including OTC Zantac) to Sanofi.

Under the Pfizer SAPA, CH JVCo is required to indemnify the GSK Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities”, further detail on which is set out in “Item 10.C.—Material Contracts—Pfizer Stock and Asset Purchase Agreement”.

Whilst Pfizer and GSK have each served CH JVCo with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac, it is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability (if any) that CH JVCo may have to the GSK Group and/or the Pfizer Group under the relevant indemnities. This is due to a number of factors and uncertainties, including:

•

the complex factual matrix relating to the third-party tort claims and the implications of the history of ownership of the US OTC Zantac rights, including: (i) the inability to establish whether the patients took the OTC and/or the prescription Zantac product and over what period(s); and (ii) the application of (and interaction between) the various liability allocation and indemnification regimes entered into in connection with the successive transfers of ownership of US OTC Zantac, as well as under the Pfizer SAPA; and (iii) how that complex factual matrix and/or ownership history interacts with the terms of the Pfizer SAPA to determine the application and scope of CH JVCo’s indemnification obligations to the GSK Group and/or the Pfizer Group; and

•	the current status of the respective proceedings, which remain at an early stage.

PPI litigation

Certain members of the Group are defendants in the ongoing PPI litigation, in which plaintiffs allege that their use of PPIs caused serious bodily injuries, including acute kidney injury, chronic kidney disease or end-stage renal failure. As of January 2022, there are approximately 1,500 Prevacid 24HR (OTC) personal injury lawsuits and approximately 2,300 Nexium 24HR (OTC) lawsuits filed and pending against the Group, nearly all of which are pending in an MDL in the District of New Jersey. In addition to the MDL cases, there is a small subset of cases pending in several state courts.

Manufacturers of other PPIs, including both prescription and OTC products, are named as co-defendants in the MDL. The Group has filed motions to dismiss several hundred cases, but the MDL court has not yet ruled on those motions.

The first bellwether trial in the MDL is set for October 2022 and will focus on prescription products manufactured by other co-defendants. The Group, and its Prevacid 24HR (OTC) or Nexium 24HR (OTC) products will not be involved in the first trial. Additional trials involving other defendants, including the Group, may be scheduled for 2023.

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The Group divested the rights to Prevacid in the USA in 2019, but retained certain historical litigation liabilities. Prevacid was originally acquired by the Group as part of the GSK/Novartis JV, and therefore, to the extent that the litigation, in whole or in part, gives rise to any liabilities that result from, or otherwise relate to, acts or omissions of the Novartis group, or any circumstances or events in existence or arising, in the period prior to completion of the GSK/Novartis JV, the Group may be entitled to indemnification by Novartis (subject to the applicable limitations and financial thresholds set out in the contribution agreement dated 22 April 2014 between GSK, Novartis and GSKCHH, as amended and restated on 29 May 2014 and 2 March 2015).

German competition litigation

In 2013, GlaxoSmithKline Consumer Healthcare GmbH & Co. KG and other members of a working group, Körperpflege, Wasch- und Reinigungsmittel (“KWR”), of a German trademark association, Markenverband e.V., were fined by the Federal Cartel Office of Germany, as a result of the exchange of certain information during meetings from 2004 to 2006. The information exchanged related primarily to annual terms negotiations with retailers and to the timing and the order of magnitude of list price increases. A total fine of approximately €63 million was imposed in 2013 on 15 companies, including €5.1 million against the Group.

Following the fine imposed by the Federal Cartel Office in 2013, the Group is party to eight active civil proceedings in Germany for damages against the Group and other manufacturers of branded drugstore products. The claimants allege that the exchange of information within KWR led to higher purchase prices being paid by the retailers, and therefore the Group and other KWR members are jointly and severally liable for potential damages. The proceedings are taking place in different courts across Germany and are at different stages.

Separate proceedings have been brought against the Group and certain other members of KWR by the insolvency administrator of Schlecker (formerly a large drugstore retailer in Germany) and other retailers, including Müller, Rossmann, Kaufland and Budnikowsky. Two of these actions have been dismissed in lower courts but are subject to appeal. For one of these actions, the Federal Court of Justice has set a date for the oral hearing on the appeal for 19 July 2022. Two related proceedings brought by Norma have concluded as the claimants withdrew their action.

Additionally, the Group has intervened as a third party on the defendants’ side in three separate proceedings brought by Bartels-Langness and Kaufland (in two separate proceedings).

Dividend Policy

Please refer to “Item 4. Information on the Company—4.B. Business Overview—Dividend Policy.”

8.B. SIGNIFICANT CHANGES

Other than as disclosed in note 37 to our Financial Statements beginning on page F-62, no significant change has occurred since 31 December 2020.

ITEM 9. THE	OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

There is currently no public market for the CH Shares or the CH ADSs. We intend to apply to list the CH Shares on the main market of the LSE under the ticker symbol “     .”

We intend to apply to list the CH ADSs on the NYSE under the ticker symbol “     ..” For a description of the rights of our ADSs, see “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

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9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

We intend to apply to list the CH Shares on the main market of the LSE under the ticker symbol “             .” We intend to apply to list the CH ADSs, each representing [two] CH Shares, on the NYSE under the ticker symbol “            .” We make no representation that such applications will be approved or that the CH Shares or the CH ADSs will trade on such markets either now or at any time in the future.

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL	INFORMATION

10.A. SHARE CAPITAL

For the purposes of this Item, “CREST” refers to the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended, operated by Euroclear UK & Ireland Limited, and “uncertificated” or “in uncertificated form” refers to a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by using CREST.

Share Capital of the Company

Issued share capital of the Company

Following the Demerger (but before performance and completion of the Exchange Agreements, as defined below), the number of CH Shares in issue will be equal to the number of GSK Shares in issue at the Record Time. As at             , there were             GSK Shares in issue. Further detail on the Demerger is set out in “Item 4. Information on the Company—4.A. History and Development of the Company.”

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Shortly following the Demerger, the Company will issue: (i) new CH Shares to each of GSK, Anacor and the SLPs and (ii) Non-Voting Preference Shares to Anacor, in each case pursuant to the Exchange Agreements, such that, immediately after Separation, the share capital of the Company will be held as follows:

Shareholder	Class	Number of shares	Voting rights
Anacor	Ordinary Shares		c.32 per cent.
[Third party bank/service provider]	Non-Voting Preference Shares		-
SLPs	Ordinary Shares		c. per cent.
GSK	Ordinary Shares		c. per cent.
Other holders of CH Shares (including CH Shares held by the CH ADS Custodian, which includes all CH Shares represented by CH ADSs)	Ordinary Shares		c. per cent.

The CH Shares have a nominal value of £             each and will be fully paid. The Non-Voting Preference Shares have a nominal value of £             each and will be fully paid.

There are no restrictions on the free transferability of the CH Shares.

The CH Shares will be registered with ISIN number              and SEDOL number              .

History of the share capital

On incorporation, two ordinary shares of £1 each in the capital of the Company were issued and have been fully paid up in cash. Subsequently, two further ordinary shares of £1 each in the capital of the Company were issued and have been fully paid up in cash. In addition, redeemable preference shares of              each (the “Redeemable Shares”) were issued and were fully paid up in cash. The Redeemable Shares were redeemed by the Company on             .

On              , David Redfern, Adam Walker, Victoria Whyte and Subesh Williams, in their capacity as shareholders of the Company, passed a special resolution of the Company approving the capital reduction in accordance with section 641(1)(b) of the Companies Act, pursuant to which the Company shall:

•	cancel and extinguish capital to the extent of £ on each CH Share[; and

•

cancel and extinguish [£             / all amounts] standing to the credit of the Company’s share premium account], with all amounts so reduced being credited to the Company’s profit and loss reserve (the “Capital Reduction”).

Implementation of the Capital Reduction is conditional on:

•	UK Admission having occurred;

•	the High Court of Justice in England and Wales (the “Court”) having granted an order confirming the Capital Reduction pursuant to section 648 of the Companies Act (the “Court Order”); and

•	Companies House in the UK having issued a certificate of registration registering the Capital Reduction.

The Capital Reduction is expected to be confirmed by the Court on or around                 2022 and an application to register the Capital Reduction, including a copy of the Court Order and the required accompanying

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documentation, will be delivered to Companies House as soon as practicable thereafter. It is expected that Companies House will issue a certificate of registration registering the Capital Reduction pursuant to section 649(1) of the Companies Act [no later than the business day immediately following the day on which the Court Order is granted]. The Capital Reduction will take effect upon Companies House issuing a certificate of registration, at which point the nominal value of each CH Share will be reduced from £             to £            .

Following the date of this registration statement and prior to the listing and admission to trading on the LSE and the NYSE of the CH Shares and CH ADSs, respectively, GSK and the Company intend to implement the Demerger as described in “Item 4. Information on the Company—4.A. History and Development of the Company” of this registration statement, which will result in, among other things, the Company becoming the ultimate holding company of the Group and holders of GSK Shares of Record Time and GSK ADSs of Record Time receiving CH Shares and CH ADSs, respectively.

Shortly following the Demerger, GSKCHH, Anacor, the SLPs and the Company intend to implement the Share Exchanges as described in “10.C. Material Contracts—Exchange Agreements,” which will result in, among other things, the following alterations to the share capital of the Company:

•

the Company will allot and issue to GSK such number of new CH Shares as is required so that, on UK Admission, GSK will hold CH Shares representing approximately              per cent. of the total issued share capital of the Company;

•

the Company will allot and issue to the SLPs such number of new CH Shares as is required so that, on UK Admission, the SLPs will together hold CH Shares representing approximately              per cent. of the total issued share capital of the Company; and

•

the Company will allot and issue to Anacor: (i)              million Non-Voting Preference Shares; and (ii) such number of CH Shares as will result in Anacor holding, on UK Admission, CH Shares representing              per cent. of the total issued share capital of the Company.

Immediately following the issue of shares described in the third bullet above and prior to the UK Admission and the listing and admission to trading on the NYSE of the CH ADSs, Anacor will sell the Non-Voting Preference Shares to [a third party].

Further details of the Demerger and the Share Exchanges are set out in “Item 4. Information on the Company—4.A. History and Development of the Company.”

Information about CH Shares and Non-Voting Preference Shares

Description and type of securities

The CH Shares will, when issued, be fully paid ordinary shares with a nominal value of £             each. The Company has and, following Separation, will have one class of ordinary shares.

[The Non-Voting Preference Shares will, when issued, be fully paid non-voting preference shares with a nominal value of £             each carrying preferential rights in respect of both dividends and distributions of capital. The Company has and, following Separation, will have one class of preference shares in issue.]

The CH Shares and the Non-Voting Preference Shares will, when issued, be credited as fully paid and free from all liens, equities, charges, encumbrances and other interests.

[The Non-Voting Preference Shares will rank pari passu with all other Non-Voting Preference Shares and carry preferential dividend rights ahead of the CH Shares, entitling the holder to quarterly cumulative dividends at a

Confidential Treatment Requested by DRVW 2022 Limited

fixed rate of             per cent. of the nominal value of the Non-Voting Preference Shares. Unpaid and accumulated dividends on the Non-Voting Preference Shares are required to be approved and paid in full before any distributions can be made with respect to the CH Shares. The Non-Voting Preference Shares will also carry preferential rights to participate in any distribution of capital in the event of the insolvency of the Company (including on a winding-up of the Company) up to an amount equal to their nominal value.]

The CH Shares will rank behind the Non-Voting Preference Shares, as described in the preceding paragraph, and pari passu with all other CH Shares for dividends and distributions on shares of the Company declared, made or paid after their issue.

Further detail on the rights attaching to the CH Shares and the Non-Voting Preference Shares is set out in “—Rights attached to the CH Shares and the Non-Voting Preference Shares.”

Legislation under which the CH Shares were created

The CH Shares and the Non-Voting Preference Shares have been created under the Companies Act.

Listing

An application will be made to the FCA for the CH Shares to be admitted to the premium listing segment of the Official List. An application will also be made to the LSE for the CH Shares to be admitted to trading on its main market for listed securities. It is expected that UK Admission will become effective and that dealings in the CH Shares will commence on the LSE by no later than 8.00 a.m. (London time) on                 2022. The Company is expected to be eligible for inclusion in the FTSE UK Index Series from UK Admission.

We intend to apply to list the CH ADSs on the NYSE under the ticker symbol “            .”

No application has been made for admission of CH Shares to trading on any other stock exchange (nor is it the current intention of the Company to make any such application in future).

There is no prior trading record for the CH Shares.

No application has been made for admission of the Non-Voting Preference Shares to trading on any stock exchange, nor is it the current intention of the Company to make any such application in future. There is no prior trading record for the Non-Voting Preference Shares.

Form and currency of the CH Shares

The CH Shares will be in registered form and will be capable of being held in certificated and uncertificated form. The registrar of the Company is             (“Registrar”).

[The Non-Voting Preference Shares will be in registered form and will be capable of being held in certificated form only.]

Title to the certificated CH Shares and to the Non-Voting Preference Shares will be evidenced by entry in the register of members of the Company and title to uncertificated CH Shares will be evidenced by entry in the operator register maintained by [Registrar] (which will form part of the register of members of the Company).

No share certificates will be issued in respect of CH Shares in uncertificated form. No temporary documents of title have been or will be issued in respect of the CH Shares or the Non-Voting Preference Shares.

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It is currently anticipated that the CH Shares will be eligible to join CREST the computerised, paperless system for settlement of sales and purchases of shares in the London securities market, with effect immediately upon UK Admission and the commencement of dealings on the LSE.

The CH Shares and the Non-Voting Preference Shares will be denominated in Pounds Sterling and the CH Shares will be quoted in Pounds Sterling on the LSE.

Rights attached to the CH Shares and the Non-Voting Preference Shares

CH Shares

All the CH Shares will rank pari passu in all respects. There are no conversion or exchange rights attaching to the CH Shares, and all the CH Shares will have equal rights to participate in capital, dividend and profit distributions by the Company.

Subject to the provisions of the Companies Act, any equity securities issued by the Company for cash must first be offered to CH Shareholders in proportion to their holdings of CH Shares. The Companies Act and the rules made by the FCA in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 of the UK, as amended from time to time (the “UK Listing Rules”) allow for the disapplication of pre-emption rights which may be approved by a special resolution of the CH Shareholders, either generally or specifically, for a maximum period not exceeding five years. A resolution to this effect was passed on                2022 and is summarised in “—Resolutions passed by initial shareholders of the Company.”

Except in relation to dividends which have been declared and rights on a liquidation of the Company, the CH Shareholders have no rights to share in the profits of the Company.

The CH Shares are not redeemable. However, the Company may purchase or contract to purchase any of the CH Shares on- or off-market, subject to the Companies Act and the requirements of the UK Listing Rules. The Company may purchase CH Shares only out of distributable reserves or the proceeds of a new issue of shares made to fund the repurchase.

Further details of the rights attached to the CH Shares in relation to attendance and voting at general meetings, entitlements on a winding-up of the Company, transferability of CH Shares and dividends are set out in “10.B. Memorandum and Articles of Association.”

Non-Voting Preference Shares

[The Non-Voting Preference Shares are fully paid non-voting preference shares with a nominal value of £             each. Each Non-Voting Preference Share is redeemable at the option of either the Company or the relevant Non-Voting Preference Shareholder on any date falling not less than five years after the date on which that Non-Voting Preference Shares was issued [or, if earlier, on the Company undergoing a change of control]. The Company has and, following Separation, will have, one class of non-voting preference shares.

The Non-Voting Preference Shares will not confer any voting rights, other than in respect of matters that entail a variation of the class rights attaching to the Non-Voting Preference Shares, in which case each Non-Voting Preference Share will confer one vote at a separate class meeting of the Non-Voting Preference Shareholders convened in order to consider a proposed variation of class rights.

The Non-Voting Preference Shares will rank pari passu with all other Non-Voting Preference Shares and have preferential dividend rights ahead of the CH Shares, entitling Non-Voting Preference Shareholders to quarterly cumulative dividends at a fixed market rate of             per cent. of the nominal value of the Non-Voting

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Preference Shares. Unpaid and accumulated dividends on the Non-Voting Preference Shares are required to be approved and paid in full before any distributions can be made with respect to the CH Shares. The Non-Voting Preference Shares will also carry preferential rights to participate in a distribution of capital in the event of insolvency (including on a winding-up) up to an amount equal to their nominal value.

The CH Shares will rank behind the Non-Voting Preference Shares, as described in the preceding paragraph, and pari passu with all other CH Shares for dividends and distributions on ordinary shares of the Company declared, made or paid after their issue.]

Resolutions passed by initial shareholders of the Company

Authorisations relating to the share capital of the Company

[On                 2022, David Redfern, Adam Walker, Victoria Whyte and Subesh Williams, in their capacity as the only shareholders of the Company passed the following resolutions relating to the share capital of the Company, each of which is subject to and conditional upon UK Admission occurring:

(A)

an ordinary resolution that the Directors be generally and unconditionally authorised, in accordance with section 551 of the Companies Act, in substitution for all subsisting authorities, to exercise all powers of the Company to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company up to an aggregate nominal amount of £             which authority shall expire at the end of the first annual general meeting of the Company following UK Admission or, if earlier, at the close of business on             (unless previously revoked or varied by the Company in general meeting) save that under such authority the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert any security into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert any security into shares in pursuance of such an offer or agreement as if the relevant authority conferred hereby had not expired;

(B)

a special resolution that, subject to the passing of the resolution described in paragraph (A) above, the Directors be empowered to allot equity securities (as defined in the Companies Act) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:

(i)	to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities:

(a)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(b)	to holders of other equity securities, as required by the rights of those securities, or as the Directors otherwise consider necessary,

but so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter whatsoever; and

(ii)	to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (i) above) up to a nominal amount of £ ,

such power to expire at the end of the first annual general meeting of the Company following UK Admission (or, if earlier, at the close of business on             ) but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities

Confidential Treatment Requested by DRVW 2022 Limited

to be allotted (and treasury shares to be sold) after the power expires and the Directors may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired;

(C)

a special resolution that, subject to the passing of the authority described in paragraph (A) above, the Directors be empowered in addition to any authority described in paragraph (B) above to allot equity securities (as defined in the Companies Act) for cash under the authority described in paragraph (A) and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be:

(i)	limited to the allotment of equity securities or sale of treasury shares up to a nominal amount of £ ; and

(ii)

used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this registration statement, such power to expire at the end of the first annual general meeting of the Company following UK Admission (or, if earlier, at the close of business on             ) but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Directors may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired;

(D)

a special resolution that the Company be generally and unconditionally authorised for the purposes of section 701 of the Companies Act to make market purchases (within the meaning of section 693(4) of the Companies Act) of its own ordinary shares of £             each provided that the:

(i)	maximum number of ordinary shares hereby authorised to be purchased is ;

(ii)	minimum price, exclusive of expenses, which may be paid for each ordinary share is £ ;

(iii)

maximum price, exclusive of expenses, which may be paid for each ordinary share shall be the higher of (i) an amount equal to five per cent. above the average market value for the Company’s ordinary shares for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue on which the purchase is carried out; and

(iv)

authority conferred as described under this paragraph (D) shall, unless renewed prior to such time, expire at the end of the next annual general meeting of the Company (or, if earlier, at the close of business on             ), save that the Company may, before such expiry, enter into a contract for the purchase of ordinary shares which would or might be completed wholly or partly after such expiry and the Company may purchase ordinary shares pursuant to any such contract as if this authority had not expired.

Authority to make donations to political organisations and political expenditure

On                 2022, David Redfern, Adam Walker, Victoria Whyte and Subesh Williams, in their capacity as the only shareholders of the Company passed the following ordinary resolution, which is subject to and conditional upon UK Admission occurring, in accordance with sections 366 and 367 of the Companies Act, the Company and all companies that are or become, at any time during the period for which this authorisation has effect, subsidiaries of the Company, are authorised in aggregate to:

•

make political donations, as defined in section 364 of the Companies Act, to political parties and/or independent electoral candidates, as defined in section 363 of the Companies Act, not exceeding £             in total;

Confidential Treatment Requested by DRVW 2022 Limited

•	make political donations to political organisations other than political parties, as defined in section 363 of the Companies Act, not exceeding £ in total; and

•	incur political expenditure, as defined in section 365 of the Companies Act, not exceeding £ in total,

in each case during the period beginning with the date of passing this resolution and ending at the end of the next annual general meeting of the Company (or, if earlier, at the close of business on             ). In any event, the aggregate amount of political donations and political expenditure made or incurred under this authority shall not exceed £            .

Authority to call general meetings on 14 days’ notice

On                 2022, David Redfern, Adam Walker, Victoria Whyte and Subesh Williams, in their capacity as the only shareholders of the Company passed the following special resolution, which is subject to and conditional upon UK Admission occurring, that a general meeting of the Company other than an annual general meeting may be called on no less than 14 clear days’ notice.

Authorities relating to the Capital Reduction

On                2022, David Redfern, Adam Walker, Victoria Whyte and Subesh Williams, in their capacity as the only shareholders of the Company passed the following special resolution, which is subject to and conditional upon: (i) UK Admission occurring; and (ii) the confirmation of the High Court of Justice in England and Wales that the issued share capital of the Company be reduced by:

•	cancelling and extinguishing capital to the extent of £ on each issued fully paid up ordinary share of £ [; and

•	cancelling and extinguishing [£ / all amounts] standing to the credit of the Company’s share premium account.]

Taxation

Certain information on taxation in the UK and the USA is set out in “Item 10. Additional Information—10.E.Taxation.” The information contained in “Item 10. Additional Information—10.E.Taxation” is intended only as a general guide to the current tax position in the UK and the USA for the CH Shareholders described therein.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Articles of Association of the Company [which were adopted on                 conditionally upon UK Admission occurring on or before                 ] contain (amongst others) provisions to the following effect.

Unrestricted objects

The objects of the Company are unrestricted.

Limited liability

The liability of the CH Shareholders is limited to the amount, if any, unpaid on the CH Shares held by them.

Share rights

Subject to any rights attached to existing CH Shares and Non-Voting Preference Shares, the Company may issue shares with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such

Confidential Treatment Requested by DRVW 2022 Limited

resolution or so far as it does not make specific provision) as the Board may decide. Such rights and restrictions apply as if they were set out in the Articles of Association. The Company may issue redeemable shares, subject to any rights attached to existing CH Shares and the Non-Voting Preference Shares. The Board may determine the terms and conditions and the manner of redemption of any redeemable shares so issued. Such terms and conditions apply to the relevant shares as if they were set out in the Articles of Association.

Voting rights

CH Shareholders are entitled to vote at a general meeting or class meeting whether on a show of hands or a poll. The Companies Act provides that:

•

on a show of hands every CH Shareholder present in person has one vote and every proxy present who has been duly appointed by one or more CH Shareholders will have one vote, except that a proxy has one vote for and one vote against if the proxy has been duly appointed by more than one CH Shareholder and the proxy has been instructed by one or more CH Shareholders to vote for and by one or more other CH Shareholders to vote against. The Articles of Association provide that, where a proxy is given discretion as to how to vote on a show of hands, this will be treated as an instruction by the relevant CH Shareholder to vote in the way that the proxy decides to exercise that discretion; and

•

on a poll every CH Shareholder has one vote per CH Share held by them and a CH Shareholder may vote in person or by one or more proxies. Where a CH Shareholder appoints more than one proxy, the proxies appointed by them taken together have the same voting rights as the CH Shareholder could exercise in person.

In the case of joint holders of a CH Share the vote of the senior who tenders a vote, whether in person or by proxy, is accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the register in respect of the joint holding.

Non-Voting Preference Shares do not confer any right to vote at a general meeting, whether on a show of hands or a poll. Non-Voting Preference Shareholders are, however, entitled to vote in respect of their Non-Voting Preference Shares at any class meeting of Non-Voting Preference Shareholders.

Restrictions on voting

A CH Shareholder is not entitled to vote at any general meeting or class meeting in respect of any CH Share held by them if any call or other sum then payable by them in respect of that CH Share remains unpaid or if that CH Shareholder has been served with a restriction notice (as defined in the Articles of Association) after failure to provide the Company with information concerning interests in those CH Shares required to be provided under the Companies Act.

A Non-Voting Preference Shareholder is not entitled to vote at any class meeting in respect of any Non-Voting Preference Share held by them if that Non-Voting Preference Shareholder has been served with a restriction notice (as defined in the Articles of Association) after failure to provide the Company with information concerning interests in those Non-Voting Preference Shares required to be provided under the Companies Act.

Dividends and other distributions

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it is not liable to holders of CH Shares or Non-Voting Preference Shares with preferred or pari passu rights for losses arising from the payment of interim or fixed dividends on other CH Shares or Non-Voting Preference Shares. Dividends may be declared or paid in any currency.

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The Board may withhold payment of all or any part of any dividends or other moneys payable in respect of the CH Shares from a person with a 0.25 per cent. or greater holding, in number or nominal value, of the CH Shares or of any class of such CH Shares (in each case, calculated exclusive of any CH Shares held as treasury shares) (in this paragraph, a “0.25 per cent. interest”) if such a person has been served with a restriction notice (as defined in the Articles of Association) after failure to provide the Company with information concerning interests in those CH Shares required to be provided under the Companies Act.

The Non-Voting Preference Shares rank pari passu with all other Non-Voting Preference Shares and have preferential dividend rights ahead of the CH Shares, entitling Non-Voting Preference Shareholders to quarterly cumulative dividends at a fixed market rate of              per cent. of the nominal value of their Non-Voting Preference Shares. Unpaid and accumulated dividends on the Non-Voting Preference Shares are required to be approved and paid in full before any distributions can be made with respect to the CH Shares.

Except insofar as the rights attaching to, or the terms of issue of, any CH Share otherwise provide, all dividends are apportioned and paid pro rata as between the CH Shares according to the amounts paid up on the CH Share during any portion of the period in respect of which the dividend is paid. Dividends may be declared or paid in any currency.

The Board may, if authorised by an ordinary resolution of the Company, offer CH Shareholders (excluding any CH Shareholder holding CH Shares as treasury shares) in respect of any dividend the right to elect to receive CH Shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment is forfeited and reverts to the Company unless the Board decides otherwise.

The Board may decide on the way dividends are paid, including deciding on different ways of payment for different CH Shareholders. If the Board has decided on different ways of payment, it may also give CH Shareholders the option of choosing in which of these ways they would like to receive payment or it may specify that a particular way of payment will be used unless CH Shareholders choose otherwise. If CH Shareholders fail to provide the necessary details to enable payment of the dividend to them or if payment cannot be made using the details provided by the CH Shareholder, the dividend will be treated as unclaimed.

The Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any CH Shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new postal address or account of the holder. The Company may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

Rights on a winding up

The Non-Voting Preference Shares carry preferential rights to participate in a distribution of capital in the event of insolvency (including on a winding-up) up to an amount equal to their nominal value.

The CH Shares do not carry any rights to participate in a capital distribution (including on a liquidation) other than those that exist as a matter of law. Under the Companies Act, upon a liquidation, after the claims of creditors have been satisfied and subject to any special rights attaching to any other class of shares in the Company (including the Non-Voting Preference Shares), surplus assets (if any) are distributed among the CH Shareholders in proportion to the number and nominal amounts of their CH Shares.

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Pre-emption rights

The rights of CH Shareholders and Non-Voting Preference Shareholders to participate pre-emptively in any allotment of equity securities are prescribed by the Companies Act. Under the Companies Act, subject to certain statutory exceptions, a company proposing to allot equity securities (which includes the grant of rights to subscribe for shares) must first offer them on the same or more favourable terms to each holder of shares pro rata to their existing shareholding. The statutory pre-emption right also applies to a sale of shares that, immediately before the sale, were held by the Company as treasury shares. The Companies Act allows this statutory pre-emption right to be disapplied by special resolution so that the Directors may allot shares as if the pre-emption provisions did not apply, either in relation to a general authority to allot shares or in relation to a specified allotment of equity securities.

The statutory pre-emption regime does not apply to: the allotment or transfer of CH Shares under an employees’ share scheme; the allotment of bonus shares; or an allotment of equity securities that are paid up wholly or partly otherwise than in cash.

Transfer of shares

The CH Shares are in registered form. Any CH Share may be held in uncertificated form and, subject to the Articles of Association, title to uncertificated CH Shares may be transferred by means of a relevant system. Provisions of the Articles of Association do not apply to any uncertificated CH Shares to the extent that such provisions are inconsistent with the holding of CH Shares in uncertificated form, with the transfer of CH Shares by means of a relevant system, with any provision of the legislation and rules relating to uncertificated CH Shares or with the Company doing anything by means of a relevant system.

Subject to the Articles of Association, any CH Shareholder may transfer all or any of their certificated CH Shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be signed by or on behalf of the transferor and (in the case of a partly-paid CH Share) the transferee.

The transferor of a CH Share is deemed to remain the holder until the transferee’s name is entered in the register.

The Board can decline to register any transfer of any CH Share which is not a fully paid CH Share. The Board may also decline to register a transfer of a certificated CH Share unless the instrument of transfer:

•

is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require;

•	is in respect of only one class of CH Share; and

•	if to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated CH Share may be refused in the circumstances set out in the uncertificated securities rules (as defined in the Articles of Association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated CH Share is to be transferred exceeds four.

The Board may decline to register a transfer of any of the Company’s certificated CH Shares by a person with a 0.25 per cent. interest if such a person has been served with a restriction notice (as defined in the Articles of Association) after failure to provide the Company with information concerning interests in those CH Shares required to be provided under the Companies Act, unless the transfer is shown to the Board to be pursuant to an arm’s length sale (as defined in the Articles of Association).

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Redemption of Non-Voting Preference Shares

Each Non-Voting Preference Share is redeemable at the option of either the Company or the relevant Non-Voting Preference Shareholder on any date falling not less than five years after the date on which that Non-Voting Preference Share was issued [or, if earlier, on the Company undergoing a change of control].

Sub-division of share capital

Any resolution authorising the Company to sub-divide any of its CH Shares may determine that, as between the CH Shares resulting from the sub-division, any of them may have a preference, advantage or deferred or other right or be subject to any restriction as compared with the others.

General meetings

The Articles of Association rely on the Companies Act provisions dealing with the calling of general meetings. Under the Companies Act an annual general meeting must be called by notice of at least 21 days. Upon listing, the Company will be a “traded company” for the purposes of the Companies Act and as such will be required to give at least 21 days’ notice of any other general meeting unless a special resolution reducing the period to not less than 14 days has been passed at the immediately preceding annual general meeting or at a general meeting held since that annual general meeting or, pending the Company’s first annual general meeting, at any general meeting. Notice of a general meeting must be given in hard copy form, in electronic form, or by means of a website and must be sent to every CH Shareholder and every Director. It must state the time and date and the place of the meeting and the general nature of the business to be dealt with at the meeting. As the Company will be a traded company, the notice must also state the website address where information about the meeting can be found in advance of the meeting, the voting record time, the procedures for attending and voting at the meeting, details of any forms for appointing a proxy, procedures for voting in advance (if any are offered), and the right of CH Shareholders to ask questions at the meeting. In addition, a notice calling an annual general meeting must state that the meeting is an annual general meeting.

The Board may make any arrangements it thinks fit to allow those entitled to do so to attend and participate in any general meeting, including by means of an electronic facility. However, general meetings cannot be held exclusively on an electronic basis.]

10.C. MATERIAL CONTRACTS

The contracts listed below have been entered into by the Company or a member of the Group within the two years immediately preceding the date of this registration statement and are material to the Company or any member of the Group, not including contracts entered into in the ordinary course of business.

Pfizer Stock and Asset Purchase Agreement

Pursuant to the Pfizer SAPA dated 19 December 2018 and amended and restated on 31 July 2019, GSK, Pfizer and CH JVCo agreed to form a new global consumer healthcare joint venture (CH JVCo), through: (i) the acquisition by CH JVCo of the Pfizer Contributed CH Business (as defined below) from Pfizer and (ii) the transfer by GSK to CH JVCo of those parts of the GSK Contributed CH Business (as defined below) not already owned by GSKCHH (the former holding company of the Group) following the creation of the GSK/Novartis JV. Completion of the transaction (“Pfizer Completion”) took place on 31 July 2019 (the “Pfizer Completion Date”).

Confidential Treatment Requested by DRVW 2022 Limited

Asset Perimeter: GSK Contributed CH Business

The “GSK Contributed CH Business” has the meaning given to “Purchaser Business” in the Pfizer SAPA, which was defined as follows:

•

the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling the products sold under the brand names listed for GSK in an annex to the Pfizer SAPA as conducted by GSK (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion;

•

the business reflected in certain specified financial statements of the GSK Contributed CH Business, including the assets, properties, activities, operations and liabilities that comprised such business;

•

the business of marketing, commercialising, distributing and selling any over-the-counter healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products (the “Consumer Healthcare Products”) as conducted by GlaxoSmithKline Asia Private Limited (including pursuant to the Consignment Selling Agreement entered into between Hindustan Unilever Limited and GlaxoSmithKline Asia Private Limited dated 1 April 2020) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion;

•

to the extent not otherwise reflected in the financial statements referred to in the second bullet above, the research and development of any Consumer Healthcare Products, as conducted by GSK (directly and indirectly) through its Consumer Healthcare business (directly or indirectly pursuant to a contractual arrangement with any other GSK business, to the extent of the GSK Consumer Healthcare business’ right pursuant to such contractual arrangement), as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded:

•

the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling pharmaceutical products to the extent such business and the economic benefit attached to such business was not reflected in the financial statements referred to in the second bullet above; and

•	the excluded assets listed for GSK in an annex to the Pfizer SAPA, namely:

•	the assets within the scope of (and proceeds of) GSK’s divestment of the Horlicks brand and other consumer healthcare nutrition products in India to Unilever N.V. (which completed on 1 April 2020);

•	GlaxoSmithKline Consumer Healthcare Limited (GSK’s listed subsidiary in India);

•	GlaxoSmithKline Bangladesh Limited;

•	GlaxoSmithKline Consumer Nigeria plc;

•	Imitrex and Ventolin; and

•	certain manufacturing sites in Argentina, Brazil, India, Indonesia and Nigeria.

Asset Perimeter: Pfizer Contributed CH Business

The “Pfizer Contributed CH Business” has the meaning given to “Business” in the Pfizer SAPA, which was defined as the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling:

•

the products sold under the brand names listed for Pfizer in an annex to the Pfizer SAPA, as conducted by Pfizer (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; and

Confidential Treatment Requested by DRVW 2022 Limited

•

any over-the-counter consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products, as conducted by Pfizer (directly and indirectly) through its Pfizer Consumer Healthcare business unit (directly or indirectly pursuant to a contractual arrangement with any other Pfizer business unit, to the extent of the Pfizer Consumer Healthcare business unit’s rights pursuant to such contractual arrangement) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded:

•

any product marketed, commercialised, distributed or sold under the brands Diflucan One, Feldene Gel or Ponstan (or any other products containing the same or similar compounds as such products) in any jurisdiction;

•

any pharmaceutical products or pharmaceutical products that have become or may in the future become, in whole or in part, over-the-counter products (other than the products included in the definition of “Business”); and

•

any product containing any of the following compounds (or marketed, commercialised, distributed or sold under any of the following brands) in any jurisdiction: (a) Sildenafil citrate (Viagra); (b) Celecoxib (Celebrex); Varenicline (Chantrix/Champix); (d) Atorvastatin (Lipitor); (e) Gabapentin (Neutontin); and (f) Fesoterodine (Toviaz).

Representations and warranties

Pursuant to the Pfizer SAPA, GSK and Pfizer each gave customary and broadly reciprocal representations and warranties to each other and to CH JVCo. The majority of these representations and warranties have now since expired, other than certain fundamental warranties including in respect of title to the shares and assets contributed by GSK and Pfizer, respectively, to the Group, which are due to expire on 31 July 2022 (being the third anniversary of the Pfizer Completion Date).

Indemnities

Under the Pfizer SAPA, GSK and Pfizer each agreed to indemnify each other and the Group in respect of losses (other than losses relating to tax, which were subject to a separate regime—see below) relating to certain liabilities that the parties agreed would be retained by the GSK Group or the Pfizer Group, respectively, relating to, among other things: (i) the assets that were excluded from the GSK Contributed CH Business or the Pfizer Contributed CH Business respectively (as described above); (ii) liabilities under any pension or other employee benefit plans not sponsored by GSKCHH or another member of the Group, subject to certain exceptions; and (iii) any liabilities arising from any third party claim in respect of products containing talc or asbestos distributed or sold by the GSK Group or the Pfizer Group at any time before Pfizer Completion.

CH JVCo is required to indemnify the GSK Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities”, which were defined as follows:

“Purchaser Liabilities” means any and all liabilities (other than certain specified exceptions – including those liabilities GSK agreed to indemnify the Group in respect of, as summarised above) of GSK or any of its affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Purchaser Business, where “Purchaser Business” has the meaning described above under the section entitled “—Pfizer Stock and Asset Purchase Agreement—Asset Perimeter: GSK Contributed CH Business”; and

“Assumed Liabilities” means any and all liabilities (other than certain specified exceptions – including those liabilities Pfizer agreed to indemnify the Group in respect of, as summarised above) of Pfizer or any of its

Confidential Treatment Requested by DRVW 2022 Limited

affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Business, where “Business” has the meaning described above under “—Pfizer Stock and Asset Purchase Agreement—Asset Perimeter: Pfizer Contributed CH Business”.

In respect of tax, each of GSK and Pfizer provided an indemnity, subject to customary exclusions and limitations, to the Group in respect of, amongst other things, tax liabilities of the companies contributed to CH JVCo arising in respect of the period prior to Pfizer Completion.

The indemnities provided by each of GSK, Pfizer and CH JVCo under the Pfizer SAPA will survive completion of the Demerger and Separation.

Asset Transfer Framework Agreement

On             2022, GSK, GSKCHH and CH JVCo entered into an asset transfer framework agreement setting out the framework for transferring certain businesses, assets, liabilities and employees that were excluded from the original perimeter of CH JVCo as contemplated in the Pfizer SAPA and others that were included in the original perimeter of CH JVCo but had not yet legally transferred, in each case from the GSK Group to the Group (the “Asset Transfer Framework Agreement”).

Demerger Agreement

The Company and GSK entered into a demerger agreement on or around the date of this registration statement (the “Demerger Agreement”) to effect the Demerger and to govern aspects of the relationship between the Company and GSK following completion of the Demerger, including in respect of, among other things, information sharing and certain indemnity obligations in connection with the issuance of shares by the Company in connection with the Demerger. Certain aspects of the Demerger Agreement are conditional upon (among other things):

•	the approval of the Demerger Resolution by a majority of holders of GSK Shares at the GSK General Meeting;

•	the payment of certain interim dividends required to be paid by CH JVCo to GSKCHH and PFCHH ahead of Separation (including the Pre-Demerger Dividend);

•	approval of the Demerger Dividend by the board of directors of GSK;

•	no order, injunction or decree issued by a governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Demerger being in effect;

•	the agreement with the sponsors in connection with the UK Admission not having terminated in accordance with its terms;

•

the FCA having acknowledged to the Company or its agent (and such acknowledgement not having been withdrawn) that the application for UK Admission (i) has been approved and (ii) will become effective as soon as a dealing notice has been issued by the FCA and any listing conditions required to be satisfied for the CH Shares to be approved by the FCA for a premium listing on the LSE have been satisfied;

•	the LSE having acknowledged to the Company or its agent (and such acknowledgement not having been withdrawn) that the CH Shares will be admitted to trading on its main market for listed securities;

•

this registration statement having been declared effective by the SEC, and no stop order suspending its effectiveness being in effect, and no proceedings for such purpose being pending before or threatened by the SEC;

Confidential Treatment Requested by DRVW 2022 Limited

•	the CH ADSs having been approved for listing on the NYSE subject only to official notice of issuance; and

•

the Exchange Agreements having been duly executed, continuing to bind all parties thereto and having become unconditional in all respects (save for any condition relating to completion of the Demerger or the Demerger Agreement being unconditional) such that the Share Exchanges shall be capable of occurring[, subject only to the due performance of the relevant agreement(s), no later than            ].

Subject to the Pfizer SHA, GSK has the right in its absolute discretion by notice to the Company at any time prior to [completion of the Demerger] to terminate the Demerger Agreement in connection with an abandonment of the Demerger.

The Demerger Agreement contains certain customary indemnities under which GSK indemnifies the Company in respect of liabilities, losses demands, claims, costs, taxes and damages arising, directly or indirectly, from or in consequence of certain claims.

[The Demerger Agreement also sets out how guarantees given by the GSK Group for the benefit of companies in the Group (or vice versa) will be dealt with following the Demerger.]

Tax Covenant

It is expected that a tax covenant will be entered into with customary terms in accordance with the Pfizer SHA.

Separation Co-operation and Implementation Agreement

The SCIA was entered into on or around the date of this registration statement among GSK, Pfizer, GSKCHH, PFCHH, CH JVCo and the Company, and details certain actions to be taken and arrangements to be implemented to effect completion of, or which otherwise relate to, the Separation. The SCIA records the obligations of the parties relating to such matters and contains certain terms on which relations between the parties will be governed following completion of the Separation.

The parties to the SCIA have agreed to co-operate to achieve completion of the Separation and have undertaken to take all steps required, and to enter into (or procure the entry into of) all documents required, to effect the Separation.

The parties to the SCIA have agreed and acknowledged that GSK has, subject to the terms of the Pfizer SHA, the right in its absolute discretion by notice in writing to the other parties to the SCIA at any time prior to [completion of the Demerger] to abandon the Separation and, if GSK provides such notice, the SCIA shall automatically terminate.

The parties to the SCIA have agreed and acknowledged that the various actions required in respect of certain dividends to be declared and paid in connection with the Separation shall have occurred prior to the commencement of the demerger completion steps, which steps include the following:

•	the delivery by GSK to the Company of a duly executed transfer of the GSKCHH A Ordinary Shares in favour of the Company, together with the relevant share certificate(s);

•

the procurement by the Company that the names of the holders of GSK Shares who are registered on the Register at the Record Time to whom CH Shares are to be allotted and issued pursuant to the Demerger Agreement are entered into the Company’s register of members; and

•

the delivery, or procurement thereof, by each of GSK and the Company of duly executed copies of certain agreements to effect the structural and operational separation of the Consumer Healthcare Business from GSK and related ancillary agreements.

Confidential Treatment Requested by DRVW 2022 Limited

Exchange Agreements

Subject to and shortly after completion of the Demerger, a series of share-for-share exchanges will occur pursuant to the share exchange agreements summarised below in order to rationalise the Company’s shareholding structure such that GSK, the SLPs and Pfizer will hold their remaining interests in the Consumer Healthcare Business by holding shares in the Company, as the listed parent company.

GSK Exchange Agreement

On or around the date of this registration statement, GSK and the Company entered into an exchange agreement (the “GSK Exchange Agreement”) pursuant to which GSK will[, conditional on completion of the Demerger,] transfer all of its GSKCHH B Ordinary Shares to the Company in exchange for the issuance by the Company of such number of new CH Shares as is required so that, on UK Admission, GSK will hold CH Shares representing approximately                per cent. of the total issued share capital of the Company.

SLP Exchange Agreement

On or around the date of this registration statement, the SLPs and the Company entered into an exchange agreement (the “SLP Exchange Agreement”) pursuant to which the SLPs will[, conditional on completion of the Demerger,] transfer all of their GSKCHH C Ordinary Shares to the Company in exchange for the issuance by the Company of CH Shares, representing                per cent. (in aggregate) of the issued and outstanding CH Shares immediately following Separation.

Following completion of the Demerger Agreement, the GSK Exchange Agreement and the SLP Exchange Agreement, the Company will own the entire issued share capital of GSKCHH, which in turn owns 68 per cent. of the ordinary shares in CH JVCo.

Pfizer Exchange Agreement

On or around the date of this registration statement, Anacor and the Company entered into an exchange agreement (the “Pfizer Exchange Agreement,” and together with “GSK Exchange Agreement” and “SLP Exchange Agreement,” the “Exchange Agreements”) pursuant to which Anacor will[, conditional on completion of the Demerger,] transfer all of its interests in PFCHH (the company that holds 32 per cent. of the shares in CH JVCo) to the Company in exchange for the issuance by the Company of CH Shares, representing in aggregate approximately                per cent. of the issued and outstanding CH Shares immediately following Separation, and                million Non-Voting Preference Shares.

Following completion of the Demerger Agreement and the Exchange Agreements summarised above, the Company will, indirectly, own 100 per cent. of CH JVCo.

Pfizer Relationship Agreement

[On or around the date of this registration statement,] the Company entered into the Pfizer Relationship Agreement. The principal purpose of the Pfizer Relationship Agreement is to regulate the continuing relationship between the Company and the Pfizer Group after the UK Admission, including ensuring that the Company is capable at all times of carrying on its business independently from Anacor as a controlling shareholder (as defined in the UK Listing Rules) and any of Anacor’s associates (as defined in the UK Listing Rules).

Transitional Services Agreement

In connection with the Separation,                and                have entered into a Transitional Services Agreement on or around the date of this registration statement (the “Transitional Services Agreement”), pursuant to which each Group will provide limited services to the other on commercial terms and on an arms’ length basis for a transitional period.

Confidential Treatment Requested by DRVW 2022 Limited

Registration Rights Agreement

It is expected that a registration rights agreement will be entered into with customary terms in accordance with the Pfizer SHA.

10.D. EXCHANGE CONTROLS

Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations in force in the UK restricting the import or export of capital or restricting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or our Articles of Association on the right to be a holder of, and to vote in respect of, the CH Shares.

10.E. TAXATION

UK taxation

The following summary contains a description of certain UK tax consequences of the acquisition, ownership and disposal of CH Shares or CH ADSs. It is based on current UK tax law and the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC) as at the date of this registration statement which are both subject to change at any time, possibly with retrospective effect. This summary applies to you only if:

•	you are a citizen or resident of the United States or a US corporation (or are otherwise subject to US federal income tax on a net income basis in respect of your holding of CH Shares or CH ADSs);

•	you are the beneficial owner of your CH Shares or CH ADSs and hold them as a capital asset and not for the purposes of a trade;

•

if you are an individual, you are not resident in the UK for UK tax purposes, and do not hold the CH Shares or CH ADSs for the purposes of a trade, profession or vocation that you carry on in the UK through a branch or agency or, if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the CH Shares or CH ADSs for the purposes of a trade carried on in the UK through a permanent establishment in the UK; and

•	you are not domiciled in the UK for inheritance tax purposes.

This summary does not constitute legal or tax advice and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to invest in CH Shares or CH ADSs. It does not address the tax treatment of investors that may be subject to special rules (such as rules applicable to charities, dealers in securities, trustees, broker dealers, market makers, insurance companies, collective investment schemes, pension schemes, or persons subject to UK tax on the remittance basis).

In the following summary, references to CH ADRs mean American depositary receipts evidencing CH ADSs

If you are in any doubt as to the tax consequences to you of the acquisition, ownership or disposal of CH Shares or CH ADSs, you should consult your own tax advisers without delay.

UK Tax Consequences of the Demerger

The Demerger should not have UK tax consequences for an individual or corporation holder of GSK Shares or GSK ADSs and who is not (and has not been) UK tax resident for UK tax purposes and who does not (and has not) held such GSK Shares or GSK ADSs for the purposes of a trade, profession or vocation carried on in the UK through a branch, agency or permanent establishment.

Confidential Treatment Requested by DRVW 2022 Limited

No liability to stamp duty or stamp duty reserve tax (“SDRT”) should be incurred by a holder of GSK Shares or GSK ADSs as a result of the issue to them of the CH Shares or CH ADRs pursuant to the Demerger. This statement applies whether or not the holder of GSK Shares or GSK ADSs is resident in the United States, the United Kingdom or elsewhere.

UK Tax Consequences of Owning and Disposing of CH Shares or CH ADSs Received in the Demerger

Taxation of dividends

The Company is not required under UK law to withhold tax at source from any dividend payment it makes.

Taxation of capital gains

A holder of CH Shares or CH ADSs who for UK tax purposes is a US corporation that is not resident in the UK will not be liable for UK taxation on capital gains realised or accrued on the sale or other disposal of CH Shares or CH ADSs unless, at the time of disposal, the holder carries or has carried on a trade in the UK through a permanent establishment in the UK and the CH Shares or CH ADSs are or have been used, held or acquired for use by or for the purposes of such trade or permanent establishment.

Subject to the following paragraph, an individual who has at no time been resident for UK tax purposes in the UK will not be liable for UK tax on capital gains realised or accrued on the sale or other disposal of CH Shares or CH ADSs unless, at the time of the disposal, that individual carries or has carried on a trade in the UK through a branch or agency and the CH Shares or CH ADSs are or have been used, held, or acquired for use by or for the purposes of such trade or for the purposes of such branch or agency.

A holder of CH Shares or CH ADSs who is an individual who is temporarily a non-UK resident for UK tax purposes will, in certain circumstances, become liable to UK tax on capital gains in respect of gains realised while they were not resident in the UK.

The Capital Reduction should not have UK tax consequences for an individual or corporation holder of CH

Shares or CH ADSs who is not (and has not been) UK tax resident for UK tax purposes and who does not

(and has not) held such CH Shares or CH ADSs for the purposes of a trade, profession or vocation carried on in the UK through a branch, agency or permanent establishment.

Inheritance tax

Subject to certain provisions relating to trusts or settlements, a CH Share or CH ADS held by an individual shareholder who is domiciled in the United States for the purposes of the convention between the United States and the United Kingdom relating to estate and gift taxes (the “Convention”) and who is neither domiciled in the UK nor (where certain conditions are met) a UK national (as defined in the Convention), will generally not be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. In a case where a CH Share or CH ADS is subject both to UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal gift or estate tax payable in the United States, or for federal gift or estate tax paid in the United States to be credited against any inheritance tax payable in the United Kingdom, based on priority rules set forth in the Convention.

Confidential Treatment Requested by DRVW 2022 Limited

Stamp duty and stamp duty reserve tax

The following statements are intended as a general and non-exhaustive guide to the current UK stamp duty and SDRT position and apply whether or not the holder of CH Shares or CH ADSs is resident in the United States, the United Kingdom or elsewhere. It should be noted that certain categories of person, including market makers, brokers, dealers, persons connected with clearance services and depositary receipt systems and other specified market intermediaries, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Stamp duty may arise upon the transfer of a CH Share, and SDRT may arise upon the transfer or issue of a CH Share, to a person (or a nominee or agent of such a person) whose business is or includes issuing depositary receipts or the provision of clearance services, generally at the higher rate of 1.5% of the issue price or, as the case may be, of the amount or value of the consideration for or, in certain circumstances, the value of the transfer.

Following litigation, however, HMRC have confirmed that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares to a depositary receipt issuer or to a person providing clearance services (or their nominee or agent) on the basis that this is not compatible with EU law. HMRC’s published view is that this remains the position under the terms of the European Union (Withdrawal) Act 2018 following the end of the transition period unless the stamp taxes on shares legislation is amended. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to a transfer of shares or securities to a depositary receipt system or clearance service where the transfer is not an integral part of an issue of share capital.

Based on HMRC’s published practice, no UK stamp duty will be payable on the acquisition or transfer of CH ADRs. Furthermore, an agreement to transfer CH ADRs will not give rise to a liability to SDRT.

A sale of CH Shares (as opposed to CH ADRs) will generally be subject to UK stamp duty (if the CH Shares are held in certificated form) or SDRT (if the sale is settled electronically through the UK’s CREST system of paperless transfers), in either case at the rate of 0.5% of the amount or value of the consideration paid for the ordinary shares. Transfers of CH Shares to a connected company of a shareholder (or its nominee) may be subject to stamp duty and/or SDRT based on the market value of the ordinary shares at the time of the transfer, if that is higher than the amount or value of the consideration actually paid for the ordinary shares, subject to any relief which may be available for intragroup transfers.

Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5. No stamp duty (as opposed to SDRT) will be payable if the amount or value of the consideration is (and is certified on the instrument of transfer to be) £1,000 or under and the transfer does not form part of a larger transaction, or series of transactions, where the aggregate consideration exceeds £1,000.

Whilst stamp duty and SDRT may in certain circumstances both apply to the same transaction, if stamp duty is paid within six years of the transfer, or the transfer is exempt from stamp duty, the SDRT will generally be treated as discharged. This means that in practice, only one of either stamp duty or SDRT would be paid and is usually paid or borne by the purchaser.

United States Federal Income Tax Considerations

The following is a summary of material US federal income tax considerations generally applicable to US Holders (as defined below) of: (1) the Demerger; and (2) owning and disposing of the CH Shares or the CH ADSs received in the Demerger, based on the description of the Demerger set forth herein.

Confidential Treatment Requested by DRVW 2022 Limited

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains, in force as of 31 March 2003 (as amended by any subsequent protocols, including the protocol in force as of 31 March 2003) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in US federal income tax consequences different from those summarised below.

This summary is directed only to you if you are a US Holder and you hold your GSK Shares or GSK ADSs, and will hold your CH Shares or CH ADSs, as capital assets and does not address particular tax consequences that may be applicable to you if you are subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for US federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of GSK’s or the Company’s stock (including indirectly through ADSs) by vote or value, persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the USD. Moreover, this summary does not address state, local or foreign taxes, the US federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate US Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

For purposes of this summary, a “US Holder” is a beneficial owner of GSK Shares or GSK ADSs or, after the completion of the Demerger, CH Shares or CH ADSs, that is a citizen or resident of the United States or a US domestic corporation or that otherwise is subject to US federal income taxation on a net income basis in respect of such shares or ADSs.

You should consult your own tax advisors about the consequences to you of the Demerger and the acquisition, ownership, and disposition of CH Shares or CH ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

ADSs

In general, if you hold CH ADSs, you will be treated, for US federal income tax purposes, as the beneficial owner of the underlying ordinary shares that are represented by those ADSs. References to “shares” below apply to both ordinary shares and ADSs, unless the context indicates otherwise.

US Federal Income Tax Consequences of the Demerger

The rules for determining whether a distribution such as the Demerger qualifies for tax-free treatment for US federal income tax purposes are complex and depend on all the relevant facts and circumstances. GSK intends for the Demerger to qualify as a tax-free reorganisation under sections 368(a)(1)(D) and 355 of the Code. GSK has applied for an IRS ruling confirming such qualification, except with respect to certain requirements under section 355 on which the IRS does not rule (each, a “No-Rule Requirement”), and expects to receive a tax opinion from KPMG LLP that the Demerger should satisfy the relevant No-Rule Requirements (the receipt of such IRS ruling or tax opinion not being a condition to the Demerger). The IRS ruling and the tax opinion will be subject to customary qualifications and assumptions, and will be based on factual representations and undertakings. The failure of any factual representation or assumption to be true, correct and complete in all material respects, or any undertakings to be fully complied with, could affect the validity of the IRS ruling and the tax opinion. Moreover, the tax opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions set forth in the tax opinion.

Confidential Treatment Requested by DRVW 2022 Limited

Assuming that the Demerger qualifies for tax-free treatment, if you hold GSK Shares, the receipt of CH Shares in the Demerger will result in the following US federal income tax consequences:

•	You will not recognize income, gain or loss on the receipt of CH Shares in the Demerger, except with respect to any cash received in lieu of fractional CH Shares (as discussed below).

•

Your aggregate tax basis in your GSK Shares and CH Shares immediately after the Demerger will be the same as the aggregate tax basis in the GSK Shares held by you immediately before the Demerger, allocated between such GSK Shares and CH Shares in proportion to their relative fair market values.

•

Your holding period of the CH Shares received in the Demerger will include the holding period of the GSK Shares with respect to which such CH Shares were received. If you acquired different blocks of GSK Shares at different times or at different prices, you should consult your tax advisor regarding the allocation of your aggregate tax basis in, and the holding period of, the CH Shares received with respect to such blocks of GSK Shares.

If you receive cash in lieu of a fractional CH Share as part of the Demerger, you will be treated as though you first received a distribution of the fractional share in the Demerger and then sold it for the amount of cash actually received. You generally will recognize capital gain or loss measured by the difference between the cash received for such fractional share and your tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if your holding period of the GSK Shares is more than one year on the date of the Demerger.

If the Demerger were determined not to qualify for tax-free treatment, then, in general, if you hold GSK Shares, the receipt of CH Shares in the Demerger would result in the following US federal income tax consequences:

•

You would generally be treated as receiving a taxable distribution equal to the fair market value of the CH Shares (determined at the time of the Demerger) you received in the Demerger (including fractional shares). In such event, such distribution would be treated as a taxable dividend to you to the extent that such distribution is paid out of GSK’s current or accumulated earnings and profits (as determined for US federal income tax principles). GSK does not calculate its earnings and profits under US federal income tax principles; you should therefore expect that the entire distribution of CH Shares would be reported as a dividend for US federal income tax purposes. Subject to certain exceptions for short-term positions, the dividends received by an individual with respect to GSK Shares would be subject to taxation at a preferential rate if (i) GSK is eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information programme (including the Treaty), and (ii) GSK was not a passive foreign investment company (a “PFIC”) in the year prior to the Demerger or in the year of the Demerger. GSK believes it is eligible for the benefits of the Treaty, and, based on its audited financial statements, GSK believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2021 taxable year. In addition, based on GSK’s audited financial statements and its current expectations regarding the value and nature of its assets, and the sources and nature of its income, GSK does not anticipate becoming a PFIC for its 2022 taxable year. You should consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

•	You would have a tax basis in your CH Shares equal to their fair market value.

US Federal Income Tax Consequences of Owning and Disposing of CH Shares Received in the Demerger

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to CH Shares that is paid out of our current or accumulated earnings

Confidential Treatment Requested by DRVW 2022 Limited

and profits (as determined for US federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with US federal income tax principles. You therefore should expect that distributions generally will be reported as dividends for US federal income tax purposes.

Dividends paid in Pounds Sterling generally will be includible in your income in a USD amount calculated by reference to the exchange rate in effect on the date you receive the dividends, in the case of shares, or the date the depositary receives the dividends, in the case of shares represented by ADSs. Any gain or loss on your subsequent sale, conversion or other disposition of such non-US currency generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

If you are an individual, subject to certain exceptions for short-term positions, the USD amount of dividends you receive with respect to CH Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on CH Shares will be treated as qualified dividends if:

•

we are eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information programme; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The US Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and we believe we will be eligible for the benefits of the Treaty. We were not treated as a corporation for US federal income tax purposes for our 2021 taxable year, and thus the PFIC rules were not applicable to us for such year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, and the sources and nature of our income, we do not anticipate becoming a PFIC for our 2022 taxable year or in the foreseeable future. You should consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

Dividend distributions with respect to CH Shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining your US foreign tax credit limitation.

Taxation of Dispositions of CH Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the CH Shares, you will realise gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised on the disposition and your adjusted tax basis in such shares, as determined in USD as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. If you are an individual, long-term capital gain you realise generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, you realise on the sale or other disposition of the shares generally will be treated as US source income for US foreign tax credit purposes.

If you sell or otherwise dispose of CH Shares in exchange for currency other than USD, the amount realised generally will be the USD value of the currency received at the spot rate in effect on the date of sale or other

Confidential Treatment Requested by DRVW 2022 Limited

disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis US holders, the settlement date). If you are an accrual basis US Holder that does not elect to determine the amount realised using the spot exchange rate on the settlement date, you will recognise foreign currency gain or loss equal to the difference between the USD value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. You generally will have a tax basis in the currency received equal to the USD value of the currency received at the spot rate in effect on the settlement date. Any currency gain or loss realised on the settlement date or the subsequent sale, conversion, or other disposition of the non-US currency received for a different USD amount generally will be US-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If you are an accrual basis US Holder and you make the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. You should consult your own tax advisor regarding the treatment of any foreign currency gain or loss realised with respect to any currency received in a sale or other disposition of the shares.

Deposits and withdrawals of shares by you in exchange for ADSs will not result in the realisation of gain or loss for US federal income tax purposes.

Passive Foreign Investment Company Status

Special US tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

•	75 per cent. or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 per cent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

We do not expect to become a PFIC in 2022 or the foreseeable future. However, the PFIC tests must be applied each year, and it is possible that we may become a PFIC in a future year. In the event that, contrary to our expectation, we are classified as a PFIC in any year, you generally would be subject to additional taxes on certain distributions and any gain realised from the sale or other taxable disposition of CH Shares regardless of whether we continued to be a PFIC in any subsequent year, unless you elect to mark your CH Shares to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

Foreign Financial Asset Reporting

If you are an individual and you own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year, you are generally required to file an information statement along with your tax return, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-US financial institution, as well as securities issued by a non-US issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. If you fail to report the required information, you could be subject to substantial penalties. In addition, the statute of limitations for

Confidential Treatment Requested by DRVW 2022 Limited

assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

If you are a US Holder, dividends paid on, and proceeds from the sale or other disposition of, your shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless you provide an accurate taxpayer identification number and make any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your US federal income tax liability, provided the required information is furnished to the US Internal Revenue Service in a timely manner.

If you are not a US taxpayer, you may be required to comply with certification and identification procedures in order to establish your exemption from information reporting and backup withholding.

10.F. DIVIDENDS AND PAYING AGENTS

The dividend paying agent for the CH Shareholders is expected to be             . See “Item 4. Information on the Company—4.B. Business Overview—Dividend Policy.”

10.G. STATEMENTS BY EXPERTS

The Financial Statements included in this registration statement have been audited by Deloitte, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such Financial Statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte advised the Audit & Risk Committee that in 2021 [and 2022], firms that are part of the Deloitte Touche Tohmatsu Limited network provided[, and continue to provide,] certain non-audit services to Pfizer that cause Deloitte to be considered not independent of the Company under the SEC’s auditor independence rules. These non-audit services, which included project management office services, managed services and hosting of data, were considered permissible under local independence standards, but were impermissible management functions under the SEC’s auditor independence rules.

Deloitte informed the Audit & Risk Committee that (i) Deloitte was capable of exercising objective and impartial judgment on all issues encompassed within the entire audit and professional engagement period in relation to the Financial Statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of the Financial Statements, for several reasons, including:

•

The non-audit services provided were solely for the benefit of Pfizer. The services did not impact the Company’s operations or accounting records, result in the preparation or origination of source data underlying the Financial Statements, or involve making any management decisions or the performance of any management functions at the Company. The services are not subject to Deloitte’s audit;

•

The Deloitte audit engagement team is in a separate business unit from the teams providing services to Pfizer with ethical walls preventing the sharing of information between the teams (except for information needed to evaluate independence compliance); and

•	The fees for the non-audit services were not material to Pfizer or to any firm in the Deloitte Touche Tohmatsu Limited network that provided the services to Pfizer.

Confidential Treatment Requested by DRVW 2022 Limited

After considering the facts and circumstances, the Audit & Risk Committee also concluded, for the reasons described above, that (i) the non-audit services did not impair Deloitte’s objectivity and impartiality with respect to the planning and execution of the audits of the Financial Statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of the Financial Statements.

As of             , KPMG LLP, an independent registered public accounting firm, has been appointed to conduct the audit of the Company’s financial statements for the year ending 31  December 2022.

10.H. DOCUMENTS ON DISPLAY

Upon the effectiveness of this registration statement, we will become subject to the information requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act.

We also maintain a corporate website at             . Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this registration statement.

10.I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE	AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in note 34 to our Financial Statements beginning on page F-60 is incorporated herein by reference.

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not applicable.

12.B. WARRANTS AND RIGHTS

Not applicable.

12.C. OTHER SECURITIES

Not applicable.

Confidential Treatment Requested by DRVW 2022 Limited

12.D. AMERICAN DEPOSITARY SHARES

This summary of the general terms and provisions of our ADSs does not purport to be complete and is subject to and qualified in its entirety by our Form F-6 filed on              including the exhibits thereto. In the following description, a “Holder” is the person registered with the Depositary, references to American depositary receipts or ADRs mean ADRs evidencing CH ADSs, “ADSs” refer to the CH ADSs, “shares” refer to CH Shares, “Depositary” refer to the CH Depositary and “Custodian” refer to the CH ADS Custodian.

General

ADRs evidencing ADSs are issuable pursuant the Deposit Agreement between the Company and JPMorgan Chase Bank, N.A., as depositary, and the Holders of the ADRs. The principal executive office of the Depositary is 383 Madison Avenue, Floor 11, New York, New York 10179. Each ADS represents the right to receive [two CH Shares]. An ADR may evidence any number of ADSs.

We intend to apply to list the ADSs on the NYSE under the ticker symbol “            .”

Voting

As soon as practicable after receipt of notice of any meeting at which the holders of ordinary shares are entitled to vote, or of solicitation of consents or proxies from holders of ordinary shares or other deposited securities, the Depositary shall fix the ADS record date and shall, at the Company’s expense, distribute to Holders a notice (the “Voting Notice”) stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each Holder on the record date set by the Depositary will, subject to any applicable provisions of English law, be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such Holder’s ADRs and (iii) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Each Holder shall be solely responsible for the forwarding of Voting Notices to any person or entity having a beneficial ownership interest in ADSs (the “Beneficial Owner”) registered in such Holder’s name. There is no guarantee that Holders and Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive the notice described above with sufficient time to enable such Holder or Beneficial Owner to return any voting instructions to the Depositary in a timely manner. The Company shall provide notice to the Depositary of such vote or meeting in a timely manner and at least 30 days prior to the date of such vote or meeting (unless less than 30 days’ notice of the meeting has been given in accordance with the Company’s Articles of Association and English law, in which case the Company will provide to the Depositary such advance notice of the meeting as may be possible under the circumstances); provided that if the Depositary receive less than 30 days’ notice of such vote or meeting, the Depositary shall distribute such Voting Notice to the extent practicable.

Following actual receipt by the ADR department responsible for proxies and voting of Holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the Depositary shall, in the manner and on or before the time established by the Depositary for such purpose, endeavour to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such Holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities. The Depositary will not itself exercise any voting discretion in respect of any deposited securities.

Notwithstanding anything contained in the Deposit Agreement or any ADR, the Depositary may, to the extent not prohibited by any law, rule or regulation or the rules and/or requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the Depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the Holders a

Confidential Treatment Requested by DRVW 2022 Limited

notice, after consulting the Company as to the form of such notice to the extent practicable, that provides Holders with, or otherwise publicises to Holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials). Holders are strongly encouraged to forward their voting instructions as soon as possible. Voting instructions will not be deemed received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the Depositary prior to such time.

Procedures for Transmitting Notices, Reports and Proxy Soliciting Material

In addition to the procedures for transmitting notices discussed above under “—Voting,” the Depositary or its agent will keep, at a designated transfer office (the “Transfer Office”), (i) a register (the “ADR Register”) for the registration, registration of transfer, combination and split-up of ADRs and (ii) facilities for the delivery and receipt of ADRs. Title to an ADR (and to deposited securities represented by the ADSs), when properly endorsed (in the case of ADRs in certificated form) or upon delivery to the Depositary of proper instruments of transfer, is transferable by delivery with the same effect as in the case of negotiable instruments under the laws of the State of New York; provided that the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name such ADR is registered on the ADR Register as the absolute owner hereof for all purposes and neither the Depositary nor the Company will have any obligation or be subject to any liability under the Deposit Agreement or any ADR to any Beneficial Owner, unless such Beneficial Owner is the Holder hereof. Such ADR is transferable on the ADR Register and may be split into other ADRs or combined with other ADRs into one ADR, evidencing the aggregate number of ADSs surrendered for split-up or combination, by the Holder hereof or by duly authorised attorney upon surrender of ADRs at the Transfer Office properly endorsed (in the case of ADRs in certificated form) or upon delivery to the Depositary of proper instruments of transfer and duly stamped as may be required by applicable law; provided that the Depositary may close the ADR Register at any time or from time to time when deemed expedient by it and it shall also close the issuance book portion of the ADR Register when reasonably requested by the Company in order to enable the Company to comply with applicable law. At the request of a Holder, the Depositary shall, for the purpose of substituting a certificated ADR with a Direct Registration ADR (defined below), or vice versa, execute and deliver a certificated ADR or a Direct Registration ADR, as the case may be, for any authorised number of ADSs requested, evidencing the same aggregate number of ADSs as those evidenced by the certificated ADR or Direct Registration ADR, as the case may be, substituted.

The Deposit Agreement, the provisions of or governing deposited securities and any written communications from the Company, which are both received by the Custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, are available for inspection by Holders at the offices of the Depositary and its agent or agents, at the Transfer Office, on the SEC website, or upon request from the Depositary (which request may be refused by the Depositary at its discretion). The Depositary will distribute copies of such communications (or English translations or summaries thereof) to Holders when furnished by the Company. The Company is subject to the periodic reporting requirements of the Exchange Act and accordingly files certain reports with the SEC.

“Direct Registration ADR” means an ADR, the ownership of which is recorded on the Direct Registration System.

“Direct Registration System” means the system for the uncertificated registration of ownership of securities established by DTC and utilised by the Depositary pursuant to which the Depositary may record the ownership of ADRs without the issuance of a certificate, which ownership shall be evidenced by periodic statements issued by the Depositary to the Holders entitled thereto.

Confidential Treatment Requested by DRVW 2022 Limited

Sale or Exercising of Rights

The Depositary will distribute to each Holder entitled thereto on the record date set by the Depositary therefor at such Holder’s address shown on the ADR Register, in proportion to the number of deposited securities (on which the following distributions on deposited securities are received by the Custodian) represented by ADSs evidenced by such Holder’s ADRs: (i) warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on deposited securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any USD available to the Depositary from the net proceeds of sales of Rights as in the case of cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse).

Deposit or Sale of Securities Resulting from Dividends, Splits or Plans of Reorganisation

If the Company makes a dividend payable at the election of the holders of ordinary shares in either cash or additional ordinary shares that it wishes to be made available to the Holders, the Company shall give notice thereof to the Depositary at least 30 days prior to the proposed distribution stating whether or not it wishes such elective distribution to be made available to the Holders. The Depositary shall make such elective distribution available to the Holders only if, among other things, the Company has timely requested that the elective distribution is available to the Holders and the Depositary shall have determined that such distribution is reasonably practicable. If the conditions for making the elective distribution available to the Holders are satisfied, the Depositary will establish procedures to enable the Holders to elect the receipt of either cash or additional ADSs. If the conditions for making the elective distribution available to the Holders are not satisfied, the Depositary will, to the extent permitted by law, distribute either cash or additional ADSs to the Holders on the basis of the same determination as is made in the local market in respect of the ordinary shares for which no election is made. There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

If the Depositary determines that any distribution of property, other than cash, ordinary shares or rights to ordinary shares, cannot be made proportionately among Holders or if for any other reason, including any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges, the Depositary deems that such a distribution is not feasible, the Depositary may dispose of all or part of the property in any manner, including by public or private sale, that it deems equitable and practicable. The Depositary will then distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto.

The Depositary may, in its discretion, and shall if reasonably requested by the Company, distribute additional or amended ADRs or cash, securities or property to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, any ordinary share distributions or other distributions not distributed to Holders or any cash, securities or property available to the Depositary in respect of deposited securities from (and the Depositary is hereby authorised to surrender any deposited securities to any person and, irrespective of whether such deposited securities are surrendered or otherwise cancelled by operation of law, rule, regulation or otherwise, to sell by public or private sale any property received in connection with) any recapitalisation, reorganisation, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company. To the extent the Depositary does not amend ADRs or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute deposited securities and each ADS evidenced by an

Confidential Treatment Requested by DRVW 2022 Limited

ADR shall automatically represent its pro rata interest in the deposited securities as then constituted. Promptly upon the occurrence of any of the aforementioned changes affecting deposited securities, the Company shall notify the Depositary in writing of such occurrence and as soon as practicable after receipt of such notice from the Company, may instruct the Depositary to give notice thereof, at the Company’s expense, to Holders in accordance with the provisions hereof. Upon receipt of such instruction, the Depositary shall give notice to the Holders in accordance with the terms thereof, as soon as reasonably practicable.

Amendment and Termination of the Deposit Agreement

The form of ADRs evidencing ADSs and any provisions of the Deposit Agreement relating to those ADRs may be amended by the Company and the Depositary. Any amendment that imposes or increases any fees or charges, other than taxes and other governmental charges, transfer or registration fees, transmission costs, delivery costs or other such expenses, or that otherwise prejudices any substantial existing right of the Holders or beneficial owners, will not take effect as to any ADRs until 30 days after notice of the amendment has been given to the Holders. Every Holder and beneficial owner of any ADR, at the time an amendment becomes effective, will be deemed to continue to hold such ADR and to consent and agree to the amendment and to be bound by the Deposit Agreement or the ADR as amended. No amendment may impair the right of any Holder to surrender ADRs and receive in return the deposited securities represented by the ADSs. If any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement or the form of ADR to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance.

Whenever the Company directs, the Depositary has agreed to terminate the Deposit Agreement as to ADRs evidencing ADSs by mailing a termination notice to the Holders then outstanding at least 30 days before the date fixed in the notice of termination. The Depositary may likewise terminate the Deposit Agreement as to ADRs evidencing ADSs by mailing a termination notice to the Company and the Holders then outstanding at least 30 days before the date of termination, under the following circumstances: (i) in the event of the Company’s bankruptcy or insolvency, (ii) if the ordinary shares cease to be listed on an internationally recognised stock exchange, (iii) if the Company effects (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iv) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities, except where such transaction was commenced, announced by the Company or notified to the Depositary prior to the effective date of the Deposit Agreement.

After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the Depositary shall use its reasonable efforts to sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

Confidential Treatment Requested by DRVW 2022 Limited

Rights of Holders to Inspect the Transfer Books of the Depositary and the List of Holders

The Depositary will keep books for the registration and transfer of ADRs as well as facilities for the delivery and receipt of ADRs at the Transfer Office. These books will be open for inspection by Holders at all reasonable times. However, this inspection may not be for the purpose of communicating with Holders in the interest of a business or object other than the Company business or a matter related to the Deposit Agreement or the ADRs.

Restrictions on the Right to Transfer or Withdraw the Underlying Securities

As a condition precedent to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or the withdrawal of any deposited securities, the Company, the Depositary, or Custodian may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to ordinary shares or other deposited securities being registered) and payment of any applicable fees as therein provided, may require the production of proof satisfactory to it as to the identity and genuineness of any signature, as well as such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the Deposit Agreement and ADR, as it may deem necessary or proper, and may also require compliance with any regulations the Depositary may establish consistent with the provisions of the Deposit Agreement.

The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of deposited securities may be suspended, generally or in particular instances, when the ADR Register or any register for deposited securities is closed or when any such action is deemed advisable by the Depositary or the Company at any time or from time to time.

Limitations on the Depositary’s Liability

The Depositary shall not incur any liability to any Holder or beneficial owners of ADRs, if by reason of any provision of any present or future law, rule, regulation, fiat, order or decree of the US, England, Wales or any other country or jurisdiction, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, or the provisions of or governing any deposited securities, or by reason of any provision, present or future, of the Company’s charter, or by reason of any act of God or war or terrorism or other circumstances beyond its control, the Depositary shall be prevented or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed; nor shall the Depositary incur any liability to any Holder or beneficial owner of any ADR by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement.

The Depositary assumes no obligation nor shall it be subject to any liability under the Deposit Agreement to any Holders or beneficial owners of any ADR (including, without limitation, liability with respect to the validity or worth of any deposited securities), except that it agrees to perform its obligations specifically set forth in the Deposit Agreement without gross negligence or wilful misconduct. The Depositary shall not be a fiduciary or have any fiduciary duty to Holders or beneficial owners.

The Depositary and its agents shall not be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or in respect of the ADRs. The Depositary shall not be liable to Holders or beneficial owners for any action or non-action by it in reliance upon the advice of or information from the Company, legal counsel, accountants, any person presenting ordinary shares for deposit,

Confidential Treatment Requested by DRVW 2022 Limited

any Holder or any other person believed by it to be competent to give such advice or information. The Depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system.

The Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. The Depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale. The Depositary shall not be liable for any acts or omissions to act on the part of the Custodian, except to the extent that any Holder has incurred liability directly as a result of the Custodian having (i) committed fraud or wilful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with the standards prevailing in the jurisdiction in which the Custodian is located.

The Depositary and its respective agents may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The Depositary shall be under no obligation to inform Holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of any country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

The Depositary and its agents shall not be responsible for any failure to carry out any instructions to vote any of the deposited securities, including without limitation any vote cast by a person to whom the Depositary is required to grant a discretionary proxy pursuant to the Deposit Agreement, or for the effect of any such vote or the effect of any such vote.

The Depositary may rely upon instructions from the Company or its counsel in respect of any approval or licence required for any currency conversion, transfer or distribution.

The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs.

Notwithstanding anything to the contrary set forth in the Deposit Agreement or any ADR, the Depositary shall have no liability or responsibility under the Deposit Agreement, any ADR or any related agreement, for any period prior to the effective date of the Deposit Agreement or for any act or omission of the predecessor to the Depositary or any of its agents, under or in connection with this Deposit Agreement, any ADRs or any related agreement.

Notwithstanding anything to the contrary set forth in the Deposit Agreement or any ADR, the Depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the Deposit Agreement, any Holder or Holders, any ADR or ADRs or otherwise related hereto or thereto to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The Depositary shall not be liable for the failure by any Holder or beneficial owner to obtain the benefits of credits or refunds of non-US tax paid against such Holder’s or beneficial owner’s income tax liability.

The Depositary is under no obligation to provide the Holders and beneficial owners, or any of them, with any information about the tax status of the Company. The Depositary shall not incur any liability for any tax or tax

Confidential Treatment Requested by DRVW 2022 Limited

consequences that may be incurred by Holders and beneficial owners on account of their ownership or disposition of the ADRs or ADSs.

The Depositary shall not incur any liability for the content of any information submitted to it by or on behalf of the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company.

Notwithstanding anything to the contrary set forth in the Deposit Agreement or any ADR, the Depositary may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection herewith and the Deposit Agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the Depositary will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary.

By holding an ADS or an interest therein, Holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving the Depositary, arising out of or based upon the Deposit Agreement, the ADSs or the transactions contemplated herein, therein or hereby, may only be instituted in a state or federal court in New York, New York, and by holding an ADS or an interest therein each irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify the Company under certain circumstances.

The Depositary shall not be liable to Holders or beneficial owners for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation, Holders and beneficial owners), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

Notwithstanding the limitations on the Depositary’s liability set forth in the Deposit Agreement, no provision of the Deposit Agreement is intended to constitute a waiver or limitation of any rights which any Holders or beneficial owners of ADRs may have under the Securities Act or the Exchange Act, to the extent applicable.

Fees and charges payable by Holders

Pursuant to the Deposit Agreement, Holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge (i) a fee of $             per 100 ADSs (or portion thereof) for the issuance, delivery, reduction, cancellation or surrender (as the case may be) of ADSs, (ii) a fee of $             or less per ADS held (A) upon which any cash distribution is made pursuant to the Deposit Agreement or (B) in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend, (iii) a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above

Confidential Treatment Requested by DRVW 2022 Limited

which would have been charged as a result of the deposit of such securities but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto, (iv) an aggregate fee of $             or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the Custodian) and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions).

The Company will pay other charges and out of pocket expenses of the Depositary and any agent of the Depositary (except the Custodian) as specified in written agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing ordinary shares), (ii) SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering ordinary shares, ADRs or deposited securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing ordinary shares or Holders withdrawing deposited securities) and (iv) in connection with the conversion of foreign currency into US dollars, the Depositary shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. The Depositary and/or its agent may act as principal for such conversion of foreign currency. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary.

Direct and indirect payments by the Depositary

The Depositary anticipates reimbursing the Company for certain expenses incurred by the Company that are related to the establishment and maintenance of the ADR programme upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may make available to the Company a set amount or a portion of the Depositary fees charged in respect of the ADR programme or otherwise upon such terms and conditions as the Company and the Depositary may agree from time to time.

Under certain circumstances, including removal of the Depositary or termination of the ADR programme by the Company, the Company is required to repay certain amounts paid to the Company and to compensate the Depositary for payments made or services provided on behalf of the Company.

Confidential Treatment Requested by DRVW 2022 Limited

PART II

ITEM 13. DEFAULTS,	DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIALMODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS	AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

16B. CODE OF ETHICS

Not applicable.

16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

16.G. CORPORATE GOVERNANCE

Not applicable.

16.H. MINE SAFETY DISCLOSURE

Not applicable.

16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Confidential Treatment Requested by DRVW 2022 Limited

PART III

ITEM 17. FINANCIAL	STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL	STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this registration statement

1.1*	Articles of Association of the Registrant as in effect on the date hereof.

2.1*	Form of Deposit Agreement, among the Registrant, JPMorgan Chase Bank N.A., as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

2.2*	Form of American Depositary Receipt representing American Depositary Shares representing ordinary shares of the Registrant (included in Exhibit 2.1).

4.1*	Service Agreement between the Registrant and Sir David Lewis dated .

4.2*	Service Agreement between the Registrant and Brian McNamara dated .

4.3*	Service Agreement between the Registrant and dated .

4.4*	Stock and Asset Purchase Agreement between Pfizer Inc., GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited dated as of 19 December 2018. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

4.5*	Amendment Agreement dated as of 31 July 2019 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited dated as of 19 December 2018.

4.6*	Asset Transfer Framework Agreement between GlaxoSmithKline plc, GlaxoSmithKline Consumer Healthcare Holdings Limited, GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited, among others, dated as of 2022.

4.7*	Form of the Demerger Agreement between the Registrant and GlaxoSmithKline plc.

4.8*	Form of Tax Covenant between and .

4.9*	Form of the Separation Co-Operation and Implementation Agreement between GlaxoSmithKline plc, Pfizer Inc., GlaxoSmithKline Consumer Healthcare Holdings Limited, PF Consumer Healthcare Holdings LLC, GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited and the Registrant.

4.10*	Form of the Exchange Agreement between GlaxoSmithKline plc and the Registrant.

4.11*	Form of the Exchange Agreement between the Scottish Limited Partnerships and the Registrant.

4.12*	Form of the Exchange Agreement between Anacor and the Registrant.

4.13*	Form of the Transitional Services Agreement between and .

4.14*	Form of Registration Rights Agreement between and .

8.1	List of subsidiaries of GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited.

15.1*	Consent of Deloitte LLP.

*	To be filed by amendment

Confidential Treatment Requested by DRVW 2022 Limited

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement on its behalf.

By:

Name:
Title:

Date:                 , 2022

Confidential Treatment Requested by DRVW 2022 Limited

Confidential Treatment Requested by DRVW 2022 Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited and subsidiaries (the “Company”) as at December 31, 2020 and 2019, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Intangible assets related to indefinite life brands — Intangible assets related to Indefinite life brands and cost of sales — Refer to Notes 3 and 18 to the financial statements

Critical Audit Matter Description

As at 31 December 2020, the Company held £18,154 million of intangible assets that are indefinite life brands. The recoverable amount of these indefinite life brands rely on certain assumptions and estimates of future trading performance which create estimation uncertainty.

Confidential Treatment Requested by DRVW 2022 Limited

The indefinite life brands most at risk of material impairment were identified using sensitivity analysis on key assumptions and a review of potential triggering events that could be indicative of an impairment in the carrying value of associated assets. As a result of this analysis, we performed additional audit procedures on the impairment assessment of certain indefinite life Consumer Healthcare intangible assets acquired from Pfizer in 2019.

Key assumptions applied by management in determining the recoverable amount include the future sales growth rates and profit margin levels, as well as the likelihood of successful new product innovations. Changes in these assumptions could lead to an impairment of the carrying value of these indefinite life brands.

We identified the valuation of indefinite life brands as a critical audit matter due to the inherent judgements involved in estimating future cash flows. During the period there was increased uncertainty brought about by the COVID-19 pandemic and associated lockdowns. Auditing such estimates required extensive audit effort to challenge and evaluate the reasonableness of forecasts.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to the future sales growth, likelihood of successful new product innovations and profit margin levels used in the assessment of indefinite life brands for impairment:

•

Met with the key individuals from the senior leadership team, product category leads and key personnel involved in the forecasting process to discuss and evaluate management’s evidence to support future sales growth rates and profitability assumptions;

•

Evaluated the business assumptions applied by management in estimating sales forecasts, including the macroeconomic impacts resulting from the ongoing COVID-19 pandemic. This involved benchmarking of sales forecasts and product compound annual growth rates to external data for the specific market segments;

•	Obtained independent market research to corroborate expected category growth rates and assessed any sources of contradictory evidence;

•	Compared the forecast sales to the plan data (asset by asset internal forecasts) approved by senior management and the Board of Directors;

•	Assessed the historical accuracy of management’s forecasts including consumption data and estimates of new sales from innovation;

•

Considered whether events or transactions that occurred after the balance sheet date but before the reporting date affect the conclusions reached on the carrying values of the assets and associated disclosures; and

•	Tested management review controls over the key inputs and assumptions used in the valuation of other intangible assets, including controls over review of the revenue growth rates and profit margins.

Valuation of uncertain tax positions, including transfer pricing — Corporation tax payable, deferred tax liabilities and taxation charge — Refer to Notes 3 and 13 to the financial statements

Critical Audit Matter Description

The Company operates in numerous jurisdictions and there are open tax and transfer pricing matters and exposures with UK, US and overseas tax authorities that give rise to uncertain tax positions. There is a range of possible outcomes for provisions and contingencies and management are required to make certain judgements in respect of estimates of tax exposures and contingencies in order to assess the adequacy of tax provisions, which are sometimes complex as a result of the considerations required over multiple tax laws and regulations. We identified the valuation of uncertain tax positions as a critical audit matter due to the inherent judgements involved in estimating tax exposures and contingencies.

Confidential Treatment Requested by DRVW 2022 Limited

At 31 December 2020, the Company has recorded provisions of £124 million in respect of uncertain tax positions.

How the Critical Audit Matter Was Addressed in the Audit

With the support of tax specialists, we assessed the appropriateness of the uncertain tax provisions by performing the following audit procedures amongst others:

•	Evaluated provisions for uncertain tax positions, including those jurisdictions where the Company has the greatest potential exposure and where the highest level of judgement is required;

•	Assessed management’s policies for recognition and measurement of uncertain tax positions for compliance with the guidance per IFRIC 23;

•	Involved our transfer pricing specialists to review the transfer pricing methodology of the Company and associated approach to provisioning;

•	Involved our UK, US and international tax and transfer pricing specialists to evaluate the conclusions reached by management, both in relation to the expected outcome and the financial impact;

•

Considered evidence such as the actual results from the recent tax authority audits and enquiries, third-party tax advice, where obtained, and our tax specialists’ own knowledge of market practice in relevant jurisdictions; and

•	Tested key controls over preparation, review and reporting of judgmental tax balances and transactions, which include provisions for uncertain tax provisions.

/s/ Deloitte LLP

London, United Kingdom

23 December 2021

We have served as the Company’s auditors since 2019.

Confidential Treatment Requested by DRVW 2022 Limited

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated income statement for the years ended 31 December

	Note	2020 £m	2019 £m
Revenue	6	9,892	8,480
Cost of sales		(3,940)	(3,678)
Selling, general and administration		(4,220)	(3,596)
Research and development		(304)	(292)
Other operating income/(expense)	7	212	(17)

Operating profit	8	1,640	897

Finance income	10	20	24
Finance expense	11	(27)	(35)

Net finance costs		(7)	(11)

Profit before tax		1,633	886
Income tax	13	(410)	(199)

Profit after tax for the year		1,223	687

Profit attributable to shareholders		1,187	655
Profit attributable to non-controlling interests		36	32

Basic earnings per share (pence)	15	118,700	65,500
Diluted earnings per share (pence)	15	118,700	65,500

Confidential Treatment Requested by DRVW 2022 Limited

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated statement of comprehensive income for the years ended 31 December

	2020 £m	2019 £m
Profit after tax for the year	1,223	687

Other comprehensive expense for the year
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(170)	(708)

	(170)	(708)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets	1	—
Remeasurement losses on defined benefit plan	(13)	(13)
Deferred tax on actuarial movements in defined benefit plans	13	3

	1	(10)

Other comprehensive expense, net of tax for the year	(169)	(718)

Total comprehensive income/(expense), net of tax for the year	1,054	(31)

Total comprehensive income/(expense) for the year attributable to:
Shareholders	1,017	(63)
Non-controlling interests	37	32

Total comprehensive income/(expense), net of tax for the year	1,054	(31)

Confidential Treatment Requested by DRVW 2022 Limited

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated balance sheet as at 31 December

	Note	2020 £m	2019 £m
Non-current assets
Property, plant and equipment	16	1,486	1,470
Right of use assets	17	116	151
Intangible assets	18	27,218	28,012
Deferred tax assets	13	251	254
Post-employment benefit assets	25	41	3
Other non-current assets		10	10

Total non-current assets		29,122	29,900

Current assets
Inventories	19	949	1,211
Trade and other receivables	20	2,400	2,479
Loan amounts owing from related parties	30	1,119	1,461
Cash and cash equivalents and liquid investments	21	334	340
Assets held for sale	22	68	225
Derivative financial instruments	33	6	12
Current tax recoverable		174	83

Total current assets		5,050	5,811

Total assets		34,172	35,711

Current liabilities
Short-term borrowings	24	(82)	(64)
Trade and other payables	23	(3,268)	(3,420)
Loan amounts owing to related parties	30	(300)	(457)
Liabilities directly associated with assets held for sale	22	—	(29)
Derivative financial instruments	33	(25)	(2)
Current tax payable		(236)	(196)
Short-term provisions	26	(103)	(101)

Total current liabilities		(4,014)	(4,269)

Non-current liabilities
Long-term borrowings	24	(105)	(121)
Deferred tax liabilities	13	(3,373)	(3,514)
Pensions and other post-employment benefits	25	(336)	(298)
Other provisions	26	(65)	(76)
Other non-current liabilities		(14)	(21)

Total non-current liabilities		(3,893)	(4,030)

Total liabilities		(7,907)	(8,299)

Net assets		26,265	27,412

Equity
Share capital	28	1	1
Share premium	28	—	20,842
Other reserves	28	(11,652)	1,372
Retained earnings		37,805	5,106

Shareholders’ equity		26,154	27,321

Non-controlling interests		111	91

Total equity		26,265	27,412

Confidential Treatment Requested by DRVW 2022 Limited

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated statement of changes in equity for the years ended 31 December

	Note	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total Equity £m
At 1 January 2020		1	20,842	1,372	5,106	27,321	91	27,412
Profit after tax		—	—	—	1,187	1,187	36	1,223
Other comprehensive expenses		—	—	—	(170)	(170)	1	(169)

Total comprehensive income		—	—	—	1,017	1,017	37	1,054

Issue of share capital	28	13,166	—	(13,166)	—	—	—	—
Capital reduction	28	(13,166)	(20,842)	(45)	34,053	—	—	—
Contribution (non-cash) from parent	28	—	—	187	—	187	—	187
Acquisition of non-controlling interests	29	—	—	—	—	—	14	14
Distributions to non-controlling interests		—	—	—	—	—	(31)	(31)
Dividends to shareholders	14	—	—	—	(2,371)	(2,371)	—	(2,371)

At 31 December 2020		1	—	(11,652)	37,805	26,154	111	26,265

Confidential Treatment Requested by DRVW 2022 Limited

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated statement of changes in equity for the years ended 31 December

	Note	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total Equity £m
At 1 January 2019		—	20,321	(14,841)	6,321	11,801	67	11,868
Profit after tax		—	—	—	655	655	32	687
Other comprehensive expenses		—	—	—	(718)	(718)	—	(718)

Total comprehensive expenses		—	—	—	(63)	(63)	32	(31)

Issue of share capital	28	1	521	16,213	—	16,735	—	16,735
Acquisition of non-controlling interests	28	—	—	—	—	—	20	20
Distributions to non-controlling interests	29	—	—	—	—	—	(28)	(28)
Dividends to shareholders	14	—	—	—	(1,152)	(1,152)	—	(1,152)

At 31 December 2019		1	20,842	1,372	5,106	27,321	91	27,412

Confidential Treatment Requested by DRVW 2022 Limited

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Consolidated cash flow statement for the years ended 31 December

	Note	2020 £m	2019 £m
Cash flows from operating activities
Profit after tax		1,223	687
Adjustments reconciling profit after tax to cash generated from operations	31	738	408

Cash generated from operations	31	1,961	1,095
Taxation paid		(554)	(309)

Net cash inflow from operating activities		1,407	786

Cash flows from investing activities
Purchase of property, plant and equipment		(222)	(190)
Proceeds from sale of property, plant, and equipment		6	51
Purchase of intangible assets		(96)	(53)
Proceeds from sale of intangible assets		924	120
Purchase of business, net of cash acquired	29	20	120
Proceeds from sale of business	29	221	—
Decrease in amounts invested with GSK finance companies		158	219
Interest received		19	24

Net cash inflow from investing activities		1,030	291

Cash flows from financing activities
Repayment of lease liabilities		(44)	(42)
Interest paid		(19)	(29)
Dividends paid to shareholders		(2,371)	(1,152)
Distributions to non-controlling interests		(31)	(28)
Capital contribution received		—	335
Repayment of borrowings		(10)	—
Proceeds from borrowings		38	1
Other financing cash flows		—	(10)

Net cash outflow from financing activities		(2,437)	(925)

Increase in cash and bank overdrafts		—	152

Cash and bank overdrafts at the beginning of the year		329	191
Exchange adjustments		(6)	(14)
Increase in cash and bank overdrafts		—	152

Cash and bank overdrafts at end of year		323	329

Cash and bank overdrafts at the end of year comprise:
Cash and cash equivalents	22	333	339
Overdrafts		(10)	(10)

Cash and bank overdrafts at end of year		323	329

Confidential Treatment Requested by DRVW 2022 Limited

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Notes to the consolidated financial statements for the years ended 31 December 2019 and 2020

1.	Presentation of the financial statements

1.1 General information

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (“CHHL2”) and its subsidiary undertakings (collectively, the “CH Group”) is a group of companies focused on developing and marketing a range of Oral Health, Pain Relief, Cold, Flu and Allergy Relief, Digestive Health and Vitamin, Minerals and Supplement products for people in more than 100 countries. CHHL2 is a private limited company incorporated in the United Kingdom on 24 April 2019 as a subsidiary of GlaxoSmithKline plc. (“GSK Group”) and is a limited company registered in England and Wales. The registered office is located at 980 Great West Road, Brentford, Middlesex, TW8 9GS, United Kingdom.

1.2	Perimeter and basis of preparation

The consolidated financial statements comprise the CH Group for the two years ended 31 December 2019 and 2020. The legal entities contained within the CH Group are set out in Note 38.

On 19 December 2018, GSK Group reached an agreement with Pfizer Inc. (“Pfizer”) to combine their respective consumer health businesses into a new world-leading Joint Venture (the “GSK-Pfizer Joint Venture” or the “JV”) (the “Pfizer Transaction”). Subsequent to the Pfizer Transaction, GSK Group held and still holds a majority controlling equity interest of 68% in the CH Group whilst Pfizer held and still holds a non-controlling equity interest of 32% in the CH Group.

The Pfizer Transaction was completed on 31 July 2019 and the Pfizer consumer health business was consolidated and included in the CH Group’s consolidated financial statements from that date.

Pfizer, GSK Group and CHHL2 entered into a stock and asset purchase agreement as amended on 31 July 2019 (the “SAPA”). The SAPA reflected the fact that the majority of GSK’s consumer healthcare business already sat within a relatively standalone corporate structure within GSK Group, and under the terms of the SAPA, Pfizer agreed to transfer its consumer healthcare business into GSK’s consumer healthcare business.

Basis of preparation

The consolidated financial statements have been prepared in accordance with the requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB IFRS”) and International Financial Reporting Standards as adopted by the United Kingdom (“UK IFRS”) (together “IFRS”).

The CH Group is comprised predominantly of, but not entirely, a group of legal entities during the periods presented and the consolidated financial statements reflect the assets, liabilities and results of operations that represented Consumer Healthcare within GSK Group (“GSK Consumer Healthcare”).

The following summarises the basis of accounting applied in preparing the consolidated financial statements:

•

The CH Group’s financial statements have been prepared following the principles of IFRS 10 Consolidated financial statements, and comprise the assets and liabilities, income and expenses, equity and reserves and cash flows for a certain group of legal entities within GSK Consumer Healthcare business, as contemplated by the SAPA, from 1 January 2019 to 31 July 2019 and the newly formed GSK-Pfizer Joint Venture from 1 August 2019 onwards.

•	On 20 June 2019, the existing GSK Consumer Healthcare entities identified within the SAPA were transferred from GSK Group to CHHL2. The transfer of these investments to CHHL2 was accounted for as a

Confidential Treatment Requested by DRVW 2022 Limited

reorganisation of entities under common control. Accordingly, all assets, liabilities and results of operations are recorded at their carrying values within the GSK Group from 1 January 2019 to 20 June 2019 representing the continuation of GSK’s Consumer Healthcare business and hence the financial statements for this period have been prepared on a consolidated basis.

•	On 31 July 2019, the Pfizer Transaction closed and CHHL2 acquired Pfizer’s consumer healthcare business. The acquired assets and liabilities were accounted for under IFRS 3 at fair value.

•

All intercompany transactions have been eliminated between subsidiaries of the CH Group. Transactions and balances between the CH Group and the rest of the GSK Group represent third-party transactions and balances from the perspective of the CH Group. They have been presented alongside third-party transactions and balances in the appropriate financial statement line items of the consolidated financial statements to which such transactions and balances relate as well as being disclosed as related party transactions.

The consolidated financial statements presented herein do not necessarily reflect what the operating results and cash flows would have been had the CH Group been a standalone group for all periods presented.

The consolidated financial statements are presented in Sterling (‘‘GBP’’, ‘‘£’’), the functional currency of CHHL2 and presentation currency of the CH Group, and all values stated in millions of GBP (‘‘£m’’), except where otherwise indicated, and have been prepared on the historical cost basis, unless otherwise indicated in the accounting policies.

Going concern

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, unless otherwise indicated in the accounting policies below. The directors of the CH Group have reviewed cash flow forecasts and trading budgets and after making appropriate enquiries, have formed the view that the CH Group will generate sufficient cash to meet its ongoing requirements for at least the next 12 months; accordingly the going concern basis of preparation has been adopted.

2.	Accounting principles and policies

a) Consolidation

Entities over which the CH Group has the power to direct the relevant activities so as to affect the returns to the CH Group, generally through control over the financial and operating policies from either voting or contractual rights, are accounted for as subsidiaries. Interests acquired in entities are consolidated from the date the CH Group acquires control and interests sold are de-consolidated from the date control ceases.

Where, as part of a business combination, the CH Group is not able to exercise control over a particular operation due to the existence of legal or other restrictions, the associated assets and liabilities are not consolidated, and a financial asset or liability is recognised for the economic benefit or obligation to be received under the contribution agreement. The assets and liabilities are consolidated, and the associated financial asset or liability derecognised, on the date at which the CH Group is able to exercise control over these operations.

Transactions and balances between subsidiaries are eliminated and no profit before tax is recognised on sales between subsidiaries until the products are sold to customers outside the CH Group. Transactions with non-controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-group profit is accounted for only to the extent that it is considered recoverable.

b) Business combinations

Business combinations where common control exists at the time of the transaction relate to businesses that were controlled by a part of the GSK Group, other than the CH Group and then as a result of the combination were

Confidential Treatment Requested by DRVW 2022 Limited

transferred into the CH Group at some point during the periods covered by the financial statements. Such business combinations are accounted for by recognising all assets and liabilities acquired at their previous carrying values within the GSK Group with effect from the beginning of the earliest period reported in the financial statements. No new goodwill arises from such transactions.

Business combinations where common control does not exist before the transaction are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration. Where the consideration transferred, together with the non-controlling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill, denominated in the currency of the operation acquired.

The costs related to business combinations are charged to the income statement in the period in which they are incurred. Where not all the equity of a subsidiary is acquired the non-controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis.

Changes in the CH Group’s ownership percentage of subsidiaries are accounted for within equity.

c) Foreign currency translation

Foreign currency transactions are booked in the functional currency of the relevant company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

On consolidation, assets and liabilities, including related goodwill, of overseas subsidiaries are translated into Sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries are translated into Sterling using average rates of exchange.

Exchange adjustments arising when the opening net assets and the profits for the period retained by overseas subsidiaries are translated into Sterling are recognised in Other Comprehensive Income.

d) Revenue

The CH Group receives revenue for supply of goods to external customers against orders received. The majority of contracts that the CH Group enters into relate to sales orders containing single performance obligations for the delivery of consumer healthcare products. The average duration of a sales order is less than 12 months.

Product revenue is recognised when control of the goods is passed to the customer. The point at which control passes is determined by each customer arrangement, but generally occurs on delivery to the customer.

Product revenue represents net invoice value including fixed and variable consideration. Variable consideration arises on the sale of goods as a result of discounts and allowances given and accruals for estimated future returns and rebates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Once the uncertainty associated with the returns and rebates is resolved, revenue is adjusted accordingly. Value added tax and other sales taxes are excluded from revenue.

e) Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and

Confidential Treatment Requested by DRVW 2022 Limited

where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred. Advertising and promotion expenditure are charged to the income statement as incurred. Shipment costs on intercompany transfers are charged to cost of sales, distribution costs on sales to customers are included in selling, general and administrative (“SG&A”) expenditure.

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where a valid expectation to those affected has been created by either starting to implement the restructuring plans or announcing its main features.

f) Research and development

Research and development (“R&D”) expenditure is charged to the income statement in the period in which it is incurred. R&D expenditure comprises expenditure that is directly attributable to the research and development of new products, including the costs attributable to the generation of intellectual property and product registrations, depreciation and amortisation of equipment, real estate and IT assets used by the R&D function. Development expenditure is capitalised from when the required regulatory approvals to launch a new product are obtained and the criteria for recognising an asset are met. Property, plant and equipment used for research and development is capitalised and depreciated in accordance with the CH Group’s policy described below.

g) Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the CH Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome.

The CH Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included but no provision would be made. Costs associated with claims made by the CH Group against third parties are charged to the income statement as they are incurred.

h) Pensions and other post-employment benefits

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high-quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries. Future cash flows discounted at rates reflecting the yields of high-quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.

Actuarial gains and losses and the effect of changes in actuarial assumptions, are recognised in the statement of comprehensive income in the period in which they arise.

The CH Group’s contributions to defined contribution plans are charged to the income statement as incurred.

i) Employee share plans

Incentives, in the form of shares in the CH Group’s ultimate parent company, GlaxoSmithKline plc, are provided to employees under share option and share award schemes. These schemes are operated by GSK affiliates.

Confidential Treatment Requested by DRVW 2022 Limited

The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods. At the end of each reporting period, the GSK Group reviews its charge and revises it accordingly based on the number of options expected to vest.

j) Property, plant and equipment

Property, plant and equipment (“PP&E”) is stated at the cost of purchase or construction less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets under construction.

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted, annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Equipment and vehicles	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

k) Intangible assets

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the fair value of the CH Group’s share of the identifiable assets and liabilities of the acquired subsidiaries at the date of acquisition. Goodwill is tested annually for impairment, or more frequently where indicators of impairment exist and is carried at cost less any accumulated impairment losses.

Goodwill is allocated to cash generating units (“CGU”) for the purpose of impairment testing. A CGU is identified at the lowest aggregation of assets that generate largely independent cash inflows, and that which is looked at by management for monitoring and managing the business. If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment is immediately recognised in the consolidated income statement and an impairment loss recognised for goodwill is not subsequently reversed.

On disposal, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Other intangible assets

Intangible assets are stated at cost less provisions for amortisation and impairments.

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis from the time they are available for use. The estimated useful lives for determining the amortisation charge consider patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed and, where appropriate, adjusted annually.

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Any development costs incurred by the CH Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of up to 20 years, except where it is considered that the useful economic life is indefinite.

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of an asset. ERP systems software is amortised over seven to ten years and other computer software over three to five years.

l) Leases

The CH Group recognises right of use assets under lease arrangements in which it is the lessee. Rights to use assets owned by third parties under lease arrangements are capitalised at the inception of the lease and recognised on the balance sheet. The corresponding liability to the lessor is recognised as a lease obligation within short and long-term borrowings. The carrying amount is subsequently increased to reflect interest on the lease liability and reduced by lease payments made.

For calculating the discounted lease liability on leases with annual payments of £2 million or more, the implicit rate in the lease is used. If this is not available, the incremental borrowing rate with a lease specific adjustment is used. If neither of these is available, and for leases with annual payments of less than £2 million, the incremental borrowing rate is calculated at the rate of interest at which the CH Group would have been able to borrow for a similar term and with a similar security the funds necessary to obtain a similar asset in a similar market.

Finance costs are charged to the income statement to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Variable rents are not part of the lease liability and the right of use asset. These payments are charged to the income statement as incurred. Short-term and low value leases are not capitalised, and lease rentals are also charged to the income statement as incurred.

Non-lease components are accounted for separately from the lease components in plant and equipment leases but are not separately accounted for in land and buildings or vehicle leases.

If modifications or reassessments occur, the lease liability and right of use asset are re-measured.

Right of use assets where title is expected to pass to the CH Group at a point in the future are depreciated on a basis constant with similar owned assets. In other cases, right of use assets are depreciated over the shorter of the useful life of the asset or the lease term.

m) Impairment of non-current assets

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger CGU, when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement.

Confidential Treatment Requested by DRVW 2022 Limited

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.

n) Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is determined on a first in, first out basis.

o) Trade payables

Trade payables are initially recognised at fair value and then held at amortised cost. Long-term payables are discounted where the effect is material.

p) Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.

q) Financial instruments

Financial assets

Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables a 12-month expected credit loss (ECL) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off.

Trade receivables

Trade receivables are measured in accordance with the business model under which each portfolio of trade receivables is held. The CH Group has portfolios in two of the three business models under IFRS 9 to collect the contractual cash flows (measured at amortised cost) and to sell the contractual cash flows (measured at FVTPL).

Trade receivables measured at amortised cost are carried at the original invoice amount less allowances for ECL. ECLs are calculated in accordance with the simplified approach permitted by IFRS 9, using a provision matrix applying lifetime historical credit loss experience to the trade receivables. The ECL rate varies depending on whether and the extent to which settlement of the trade receivables is overdue and it is also adjusted as

Confidential Treatment Requested by DRVW 2022 Limited

appropriate to reflect current economic conditions and estimates of future conditions. For the purpose of determining credit loss rates, customers are classified into groupings that have similar loss patterns. The key drivers of the loss rate are the location and type of customer.

When a trade receivable is determined to have no reasonable expectation of recovery it is written off, firstly against any expected credit loss allowance available and then to the income statement.

Subsequent recoveries of amounts previously provided for or written off are credited to the income statement. Long-term receivables are discounted where the effect is material.

Cash and cash equivalents

Cash held in deposit accounts is measured at amortised cost. Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

Derivative financial instruments and hedging

Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by the CH Group are forward foreign exchange contracts and swaps. The CH Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are classified as held-for-trading and are measured at fair value. Derivatives designated as hedging instruments are classified on inception as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.

Net investment hedges are accounted for in a similar way to cash flow hedges.

Changes in fair values of derivatives designated as fair value hedges are recorded in the income statement together with the changes in the fair value of the hedged asset or liability. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

3.	Key accounting judgements and estimates

In preparing the consolidated financial statements, management is required to make judgements about when or how items should be recognised in the consolidated Financial statements and estimates and assumptions that affect the amounts of assets, liabilities, income and expenses reported in the consolidated financial statements. Actual amounts and results could differ from those estimates.. The following are the critical accounting judgements and key sources of estimation uncertainty.

Confidential Treatment Requested by DRVW 2022 Limited

Taxation

Estimates

Management makes the judgement of whether there is sufficient information to be able to make a reliable estimate of the outcome of the dispute. If insufficient information is available, no provision is made.

If sufficient information is available, in estimating a potential tax liability, the CH Group applies a risk-based approach to determine the transactions most likely to be subject to challenge, assuming that the relevant tax authority will review and have full knowledge of all the relevant information, and the probability that the CH Group would be able to obtain compensatory adjustments under international tax treaties. These estimates consider the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge.

Further details and the factors affecting the tax charge in future years are set out in Note 13, ‘Taxation’. Where open tax matters exist, the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings. Due to the number of uncertain tax positions held and the number of jurisdictions to which these relate, it is not practicable to give meaningful sensitivity estimates.

Indefinite life brands

Estimates

Estimation of recoverable amount of indefinite life brands. The group tests at least annually whether indefinite life brands have suffered any impairment, in accordance with the accounting policy. The recoverable amounts of indefinite life brands have been determined based on fair value less costs of disposal model. These calculations require the use of estimates and assumptions consistent with the most up to date budgets and plans that have been formally approved by management and are based on discounted cash flow forecasts using estimated long-term growth rates. The key assumptions used and sensitivity analysis are disclosed in Note 18, ‘Intangible assets’.

Legal and other disputes

Judgement and estimates

Management makes a judgement of whether it is remote, possible or probable that an outflow of resources embodying economic benefits will be required to settle legal obligations. To the extent that the potential outflow is assessed as possible but not probable or insufficient information is available to make a judgement on whether a potential outflow is probable, no provision is made and disclosure related to the claim is provided.

For legal obligations that are assessed as leading to a probable outflow and sufficient information is available, the estimated provisions take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge. Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 27, ‘Contingent Liabilities. The CH Group’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements.

The CH Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, or practicable to give a meaningful range of outcomes that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be provided, but no provision would be made and no contingent liability can be quantified. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations, and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.

Confidential Treatment Requested by DRVW 2022 Limited

4.	Adoption of new and revised standards

In 2020, the CH Group implemented an amendment to IFRS 3 ‘Business combinations’ which was issued in October 2018. The amendment clarifies the definition of a business and permits a simplified initial assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendment did not have a material impact on the results or financial position of the CH Group in 2020.

‘Covid-19-Related Rent Concessions (Amendment to IFRS 16)’ was issued in May 2020. It introduces a practical expedient to IFRS 16 ‘Leases’ which permits a lessee to elect not to assess whether a COVID-19-related concession in respect of rent due for periods to 30 June 2021 is a lease modification. The amendment is applicable for annual reporting periods beginning on or after 1 June 2020 and earlier application is permitted. The amendment did not have a material impact on the results or financial position of the CH Group in 2020.

The CH Group previously accounted for SaaS (software as a service) configuration and customisation costs as intangible assets. Following the IFRS IC (Interpretation Committee) agenda decision on SaaS in April 2021, the CH Group has adopted the treatment set out in the IFRS IC agenda decision and expensed configuration and customisation costs where the entity does not control the software being configured. The impact of the change is not expected to have a material impact on the results or financial position of the CH Group.

Where the retirement benefit to which an employee is entitled is capped at a specified number of consecutive years, the CH Group previously accounted for these employee benefits from the employment commencement date. Following the IFRS IC agenda decision on Attributing Benefit to Periods of Service in May 2021, the CH Group has adopted the treatment set out in the IFRS IC agenda decision to account for the employee benefits during the last specified number of years where the employee earn the benefit. The impact of the change is not expected to have a material impact on the results or financial position of the CH Group.

During the year, the CH Group implemented ‘Interest Rate Benchmark Reform Phase 2—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’ which was issued in August 2020. The amendments address issues that arise from implementation of the reforms, including the replacement of one benchmark with an alternative one. A practical expedient is provided such that the change to contractual cash flows for financial assets and liabilities (including lease liabilities) is accounted for prospectively by revising the effective interest rate. In addition, hedge accounting will not be discontinued solely because of the IBOR reform. Further information is provided in note 33.

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2020 reporting periods and have not been early adopted by the group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods.

5.	Exchange rates

The CH Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the CH Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the year, are used to translate the results and cash flows of overseas subsidiaries into Sterling. Year-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Average rates		Period end rates
	2020	2019	2020	2019
Average rates:
CNY/£	8.91	8.82	8.93	9.19
Euro/£	1.13	1.14	1.11	1.18
Swiss Franc/£	1.21	1.27	1.20	1.28
USD/£	1.29	1.28	1.36	1.32

Confidential Treatment Requested by DRVW 2022 Limited

6.	Revenue and segment information

Analysis of revenue by geography is included below, the composition of these geographical segments is reviewed on an annual basis.

For management purposes, the CH Group is organised into business units based on geographical areas and has three reportable segments, as follows:

•	North America

•	Europe, Middle East, Africa (EMEA) and Latin America (LatAm)

•	Asia Pacific (APAC)

No operating segments have been aggregated to form the above reportable operating segments.

The primary products sold by each of the reportable segments consist of Oral Health, Pain Relief, Cold, Flu and Allergy Relief, Digestive Health and Vitamin, Minerals and Supplement products and the product portfolio is consistent across the reportable segments.

The Commercial Operations Board is the Chief Operating Decision Maker (“CODM”) who monitors the operating results of the Group’s business units separately for the purpose of making decisions about resource allocation and performance assessment. The CODM uses a measure of adjusted operating profit to assess the performance of the reportable segments. Adjusted Operating Profit is defined as operating profit less net intangible amortisation and impairment of brands, licenses, and patents, restructuring costs, transaction related costs, separation and admission costs, and disposals and other disposal related adjusting costs. The CODM does not review IFRS operating profit or total assets on a segment basis.

	2020	2019
Revenue by segment	£m	£m
North America	3,779	2,880
EMEA and LatAm	4,059	3,898
APAC	2,054	1,702

Total revenue	9,892	8,480

		2020	2019
Adjusted operating profit by segment		£m	£m
North America		909	660
EMEA and LatAm		878	746
APAC		386	311
Corporate and other unallocated		(57)	(63)

		2,116	1,654

Reconciling items between adjusted operating profit and operating profit:
Net intangibles amortisation and impairment	18,8	(97)	(36)
Restructuring costs	12	(411)	(330)
Transaction related costs	19	(91)	(366)
Separation costs	8	(66)	—
Disposals and others	29	189	(25)

Group operating profit		1,640	897

Net finance costs		(7)	(11)

Profit before taxation		1,633	886

Confidential Treatment Requested by DRVW 2022 Limited

Net Intangible amortisation and impairment includes amortisation and impairment of intangibles, excluding computer software, and impairment of goodwill net of reversals of impairment. Transaction related costs relate to transaction related accounting including the unwind of uplift of fair value in inventory.

	2020	2019
Revenue by product category	£m	£m
Oral health	2,745	2,657
Pain relief	2,192	1,742
Vitamins, minerals and supplements	1,494	597
Respiratory health	1,298	1,318
Digestive health and other	2,163	2,166

Total revenue	9,892	8,480

Revenue attributable to the country of domicile and all foreign countries of operation greater than 10% are included below:

	2020	2019
Revenue by location of customer	£m	£m
UK	374	380
US	3,360	2,559
China	700	474
Rest of the World	5,458	5,067

Total revenue	9,892	8,480

	North America	Europe, Middle East and Africa, Latin America	Asia Pacific	Other reconciling items	Total CH Group
Other segmental information	£m	£m	£m	£m	£m
Year ended 31 December 2020
Impairment charges	6	10	6	68	90
Impairment reversal	—	—	—	(21)	(21)

Year ended 31 December 2019
Impairment charges	5	1	—	19	25
Impairment reversal	(9)	—	—	(10)	(19)

Non-current assets attributable to the country of domicile and all foreign countries of operation greater than 10% are included below:

	2020	2019
Non-current assets by location of subsidiary	£m	£m
UK	410	471
US & Puerto Rico	7,827	8,262
Rest of the World	20,593	20,910

Non-current assets	28,830	29,643

Non-current assets by location excludes derivatives, deferred tax assets and post-retirement benefit assets.

Confidential Treatment Requested by DRVW 2022 Limited

7.	Other operating (expense)/ income

In 2020, as a result of the strategic review of the business, the CH Group sold a number of businesses and assets including Breathe Right, Physiogel, Coldrex, Venoruton, the intellectual property rights of Horlicks and other assets and smaller businesses. Thermacare has been disposed in 2020 to meet EMEA anti-trust requirements. The CH Group has recognised a total net gain of £212m on these disposals in the year.

In 2019 Other operating expense includes net losses of £17m relating to the deal costs incurred for the disposal of intellectual property and businesses, mainly related to deal costs preparing Thermacare for the divestment.

Horlicks intellectual property rights amounting to £16m were disposed of in 2020. These intellectual property rights were legally owned by an entity within the CH Group however the GSK Group has the beneficial title to these. The intellectual property rights were sold for £74 million resulting in a gain on disposal of £58 million. The proceeds of the sale were subsequently declared and paid as a dividend to the GSK Group in 2020, refer to note 14 Dividend.

8.	Operating profit

	Note	2020	2019
The following items have been included in operating profit:		£m	£m
Advertising and promotion		2,013	1,772
Distribution costs		226	194
Impairment of assets held for sale
Intangible assets		20	—
Property, plant and equipment		3	—
Net foreign exchange losses		12	7
Short term lease charge		1	1
Separation costs		66	—

9.	Employee and Key Management Personnel costs

	2020	2019
	£m	£m
Wages and salaries	1,362	1,285
Social security costs	151	109
Pension and other post-employment costs (Note 25)	30	29
Cost of share-based incentive plans (Note 34)	63	58
Severance costs from integration and restructuring activities	77	89

	1,683	1,570

The CH Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life insurance.

All individuals performing services for the CH Group are employed and remunerated by CH Group companies or other members of the GSK Group. Where a management charge for wages and salaries has been made from entities outside the CH Group, such amounts are not included in wages and salaries above as it is not practical to separate such amounts from other management recharges.

Confidential Treatment Requested by DRVW 2022 Limited

Details of Key Management Personnel

Key Management Personnel comprises the Executive board members and the Consumer Healthcare leadership team (“CHLT”). The compensation of Key Management Personnel in respect of their services to the CH Group in aggregate was as follows:

	2020	2019
	£m	£m
Wages and salaries	13.9	13.8
Social security costs	1.1	1.1
Pension and other post-employment costs	1.6	1.4
Cost of share-based incentive plans	7.8	7.8

	24.4	24.1

Retirement benefits accrued under defined benefit schemes sponsored by sister companies within the GSK Group for two directors in 2020 and two directors in 2019. Three Directors received share awards under long term incentive plans in respect of qualifying services to the CH Group in 2020 and in 2019.

10.	Finance income

	2020	2019
	£m	£m
Interest income arising from:
Cash and cash equivalents	2	2
Other receivables with GSK Group companies	12	18
Derivatives at fair value through profit or loss	4	4
Net gains arising from:
Financial instruments measured at fair value through profit or loss	(27)	—
Retranslation of loans	29	—

	20	24

	2020	2019
	£m	£m
Years to 31 December 2020 and 31 December 2019 under IFRS 9:
Finance income arising from:
Financial assets measured at amortised cost	14	20
Financial assets measured at fair value through profit or loss	4	4
Net gains arising from:
Financial instruments measured at fair value through profit or loss	(27)	—
Retranslation of loans	29	—

	20	24

Confidential Treatment Requested by DRVW 2022 Limited

11.	Finance expense

	2020	2019
	£m	£m
Interest expense arising on:
Financial liabilities at amortised cost	(2)	(5)
Derivatives at fair value through profit or loss	(7)	(12)
Loans with GSK Group companies	(6)	(9)
Net losses arising from:
Financial instruments measured at fair value through profit or loss	—	(4)
Retranslation of loans	—	3
Finance expense arising on lease liabilities	(7)	(4)
Other finance expense	(5)	(4)

	(27)	(35)

12.	Restructuring costs

Restructuring costs mainly relate to initiatives announced since formation of the CH Group and include Personnel costs, impairments of tangible assets and computer software relating to restructuring programmes.

Restructuring costs are those mainly related to specific Board-approved restructuring programmes, including integration costs following material acquisitions, which are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.

Restructuring costs of £411 million for 2020 and £330 million for 2019 have been charged to the income statement and recognised in the expense categories outlined below. Restructuring costs for both 2020 and 2019 are mainly activities to generate synergies from the integration of Pfizer’s Consumer Healthcare business into the CH Group’s business, following the Pfizer Transaction completed on 31 July 2019.

The balances of the restructuring costs as at 31 December 2020 and 2019 are included in Note 26 ‘Other provisions’.

	2020	2019
	£m	£m
Cost of sales	89	69
Selling, general and administration, and other operating expenses	314	236
Research and development	8	25

	411	330

13.	Taxation

The major components of income tax expense are:

	2020	2019
Taxation charge/(credit) based on profits for the period	£m	£m
Current year charge	540	196
Charge in respect of prior periods	11	21

Total current taxation	551	217
Total deferred taxation	(141)	(18)

Total taxation charge	410	199

Confidential Treatment Requested by DRVW 2022 Limited

The tax charge on total profits amounted to £410 million for 2020 and £199 million for 2019 and represented an effective tax rate of 25% for 2020 and 23% for 2019.

	2020	2019
Reconciliation of the taxation rate on the CH Group profits	£m	£m
Profit before tax	1,633	886
UK statutory rate of taxation of 19% (2019: 19%)	310	167
Differences in overseas taxation rates	124	97
Benefit of substance-based tax rulings	(70)	(29)
R&D tax credits	(2)	(2)
Tax losses not recognised	8	—
Permanent differences on disposals and acquisition	(20)	—
Items non-deductible/taxable for tax purposes	17	(1)
Re-assessment of prior year estimates	19	(29)
Changes in tax rates	24	(4)

Total tax charge and effective tax rate 25% (2019: 23%)	410	199

Future tax charges, and therefore the effective tax rate, may be affected by factors such as acquisitions, disposals, restructurings, the location of research and development activity, tax regime reforms, agreements with tax authorities and resolution of open matters as we continue to bring the tax affairs up to date around the world. The CH Group operates in countries where the tax rate differs from the UK tax rate and the taxable profits earned and tax rates in those countries vary from year to year. The impact of these overseas taxes on the overall rate of tax is shown above.

Taxation matters

The integrated nature of the CH Group’s worldwide operations involves significant investment in research and manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets. This gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual CH Group companies are liable to tax.

In line with current OECD guidelines we base our transfer pricing policy on the ‘arm’s length’ principle. However, different tax authorities may seek to attribute further profit to activities being undertaken in their jurisdiction potentially resulting in double taxation. The CH Group also has open items in several jurisdictions concerning such matters as the deductibility of particular expenses and the tax treatment of certain business transactions. The CH Group applies a risk based approach to determine the transactions most likely to be subject to challenge and the probability that the CH Group would be able to obtain compensatory adjustments under international tax treaties.

The calculation of the CH Group’s total tax charge therefore necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process.

Whilst a newly standalone CH Group may be subject to additional and/or different scrutiny from tax authorities than as part of a wider-GSK Group, the CH Group continues to believe that it has made adequate provision for the liabilities it may bear in respect of periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate. At 31 December 2020, the CH Group had recognised provisions of £124 million in respect of such uncertain tax positions (2019: £123 million).

The aggregate amount of unremitted profits at the balance sheet date was approximately £1.6 billion (2019: £1.4 billion). UK legislation relating to company distributions provides for exemption from tax for most repatriated profits, subject to certain exceptions. Provision for deferred tax liabilities of £24 million (2019: £14 million) has been made in respect of withholding taxation that would arise on the distribution of profits by certain overseas

Confidential Treatment Requested by DRVW 2022 Limited

subsidiaries. Deferred tax is not provided on temporary differences of £135 million (2019: nil) arising on unremitted profits as management can control any future reversal and does not consider such a reversal to be probable.

Movement in deferred tax assets and liabilities

	Accelerated capital allowances	Intangibles	Pensions & other post- employment benefits	Tax losses	Other net temporary differences	Total
	£m	£m	£m	£m	£m	£m
As at 1 January 2020	(35)	(3,563)	64	17	257	(3,260)
Exchange adjustments	1	11	1	1	—	14
(Charge)/credit to income statement	(11)	131	4	8	9	141
Credit to statement of comprehensive income	—	—	13	—	—	13
Transfers from liabilities directly related to assets held for sale	—	(30)	—	—	—	(30)

At 31 December 2020	(45)	(3,451)	82	26	266	(3,122)

	Accelerated capital allowances	Intangibles	Pensions & other post- employment benefits	Tax losses	Other net temporary differences	Total
	£m	£m	£m	£m	£m	£m
As at 1 January 2019	(39)	(1,103)	61	14	165	(902)
Exchange adjustments	—	212	(3)	(1)	—	208
(Charge)/credit to income statement	(1)	(51)	(10)	(7)	91	22
Credit to statement of comprehensive income	—	—	1	—	2	3
Additions through business combination	5	(2,621)	15	11	(1)	(2,591)

At 31 December 2019	(35)	(3,563)	64	17	257	(3,260)

Recognised tax losses comprise £26 million in 2020 and £17 million in 2019 in respect of net trading losses. Other net temporary differences include accrued expenses for which a tax deduction is only available on a paid basis and deferred tax on intra-group profits arising on intercompany inventories which are eliminated within the consolidated financial statements. As intra-group profits are not eliminated from the individual entities’ tax returns a temporary difference arises that will reverse at the point in time inventory is sold externally. After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2020	2019
	£m	£m
Deferred tax assets	251	254
Deferred tax liabilities	(3,373)	(3,514)

	(3,122)	(3,260)

	2020	2020	2019	2019
Unrecognised tax losses	Tax losses	Unrecognised asset	Tax losses	Unrecognised asset
	£m	£m	£m	£m
Trading losses expiring:
Within 10 years	26	3	6	1
More than 10 years	335	17	349	24
Available indefinitely	86	15	—	—

As at 31 December	447	35	355	25

Confidential Treatment Requested by DRVW 2022 Limited

Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses, as supported by management forecasts.

14.	Dividends

During the years ended 31 December 2020 and 2019 the CH Group declared and paid dividends. No further dividends were declared or paid.

Date paid	£ per share	£’m
Dividends paid in 2020:
17 June 2020	54	54
19 June 2020	1,292	1,292
22 September 2020	20	20
23 September 2020	750	750
9 November 2020	255	255

		2,371

Dividends paid in 2019:
28 March 2019	72	43
24 May 2019	1,127	338
28 May 2019	75,000	15
7 June 2019	25,470,588	432
28 June 2019	1,829,268	300
28 June 2019	3,199	24

		1,152

15.	Earnings per share

	2020	2019
	pence	pence
Basic earnings per share	118,700	65,500
Diluted earnings per share	118,700	65,500

Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period, assuming 1,000,000 shares were outstanding 1 Jan 2019.

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. However, since employees’ share options are satisfied in shares of GSK Group, there are no dilutive equity instruments. The number of shares in issue above may not be representative of the number of shares in issue in the future.

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	2020	2019
Weighted average number of shares in issue	‘000	‘000
Basic	1,000	1,000
Dilution for share options and awards	—	—
Diluted	1,000	1,000

Confidential Treatment Requested by DRVW 2022 Limited

16.	Property, plant and equipment

	Land and buildings	Plant, equipment and vehicles	Assets under construction	Total
	£m	£m	£m	£m
Cost at 1 January 2019	762	1,321	204	2,287
Exchange adjustments	14	(14)	(13)	(13)
Additions	22	62	118	202
Additions through business combinations	145	175	34	354
Disposals and write-offs	(10)	(174)	(22)	(206)
Reclassifications	(4)	102	(102)	(4)
Transfer to assets held for sale	—	—	(9)	(9)

Cost at 31 December 2019	929	1,472	210	2,611

Exchange adjustments	(8)	5	(4)	(7)
Additions	4	9	217	230
Additions through business combinations	—	6	—	6
Disposals and write-offs	(27)	(81)	(11)	(119)
Reclassifications	26	96	(130)	(8)
Transfer to assets held for sale	(14)	(17)	(4)	(35)

Cost at 31 December 2020	910	1,490	278	2,678

Depreciation at 1 January 2019	(195)	(803)	—	(998)
Exchange adjustments	(43)	(16)	—	(59)
Charge for the year	(33)	(134)	—	(167)
Disposals and write-offs	6	122	—	128

Depreciation at 31 December 2019	(265)	(831)	—	(1,096)

Exchange adjustments	1	(3)	—	(2)
Charge for the year	(39)	(128)	—	(167)
Disposals and write-offs	20	80	—	100
Transfer from assets held for sale	10	19	—	29

Depreciation at 31 December 2020	(273)	(863)	—	(1,136)

Impairment at 1 January 2019	—	(54)	(8)	(62)
Exchange adjustments	—	2	5	7
Impairment losses	(4)	(1)	(1)	(6)
Disposals and write-offs	—	6	1	7
Reversal of impairments	—	8	1	9

Impairment at 31 December 2019	(4)	(39)	(2)	(45)

Exchange adjustments	—	1	(1)	—
Impairment losses	(8)	(10)	(1)	(19)
Disposals and write-offs	3	2	—	5
Transfer to/(from) assets held for sale	3	—	—	3

Impairment at 31 December 2020	(6)	(46)	(4)	(56)

Depreciation and impairment at 31 December 2019	(269)	(870)	(2)	(1,141)
Depreciation and impairment at 31 December 2020	(279)	(909)	(4)	(1,192)

Net book value at 31 December 2019	660	602	208	1,470
Net book value at 31 December 2020	631	581	274	1,486

Confidential Treatment Requested by DRVW 2022 Limited

In 2020 and 2019, the impairment losses principally arise from decisions to rationalise facilities and are calculated based on higher of fair value less costs of disposal and value in use. The fair value less costs of disposal valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. These calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the CH Group’s post-tax weighted average cost of capital (“WACC”) of 6%, adjusted where appropriate for relevant specific risks. For value in use calculations, where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be re-performed using pre-tax cash flows and a pre-tax discount rate.

Impairment losses of £11 million for 2020 and £3 million for 2019 have been charged to cost of sales and £8 million for 2020 and £3 million for 2019 have been charged to selling, general and administration expenses respectively.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. All of the reversals have been credited to cost of sales.

Reclassifications of £8 million for 2020 (2019: £4 million) relate to assets under construction that have been reclassified to computer software in intangible assets during the year.

17.	Right of use assets

	Land and buildings	Plant and equipment	Vehicles	Total
	£m	£m	£m	£m
Net book value at 1 January 2019	104	2	13	119
Exchange adjustments	(4)	(1)	(1)	(6)
Additions through business combinations	27	10	2	39
Additions	20	1	10	31
Depreciation	(22)	(2)	(7)	(31)
Disposals	—	(1)	—	(1)

Net book value at 31 December 2019	125	9	17	151
Exchange adjustments	(3)	—	—	(3)
Additions	28	1	10	39
Depreciation	(39)	(1)	(8)	(48)
Disposals and write-offs	(14)	(4)	(5)	(23)

Net book value at 31 December 2020	97	5	14	116

An analysis of lease liabilities is set out in Note 24, ‘Borrowings’. The total cash outflow for leases amounted to £44 million for 2020 and £42 million for 2019. There were no significant lease commitments for leases not commenced at year-ends.

Confidential Treatment Requested by DRVW 2022 Limited

18.	Intangible assets

	Goodwill	Indefinite life brands	Amortised brands, licences and patents	Computer Software	Total
	£m	£m	£m	£m	£m
Cost at 1 January 2019	2,613	8,524	401	279	11,817
Exchange adjustments	(100)	(1,035)	(10)	(8)	(1,153)
Additions through business combinations	5,658	12,357	—	31	18,046
Other additions	—	—	11	42	53
Disposals and asset write-offs	—	—	(2)	(2)	(4)
Reclassification	—	(18)	18	4	4
Transfer to assets held for sale	—	(227)	(14)	—	(241)

Cost at 31 December 2019	8,171	19,601	404	346	28,522
Exchange adjustments	(29)	(82)	(9)	(3)	(123)
Additions through business combinations	124	—	—	2	126
Other additions	—	—	7	89	96
Disposals and asset write-offs	(1)	—	(9)	(13)	(23)
Reclassification	—	(572)	572	8	8
Transfer to assets held for sale	—	(635)	(253)	—	(888)

Cost at 31 December 2020	8,265	18,312	712	429	27,718

Amortisation at 1 January 2019	—	—	(143)	(105)	(248)
Exchange adjustments	—	—	5	(1)	4
Charge for the period	—	—	(27)	(35)	(62)
Disposals and asset write-offs	—	—	1	1	2
Transfer to assets held for sale	—	—	3	—	3

Amortisation at 31 December 2019	—	—	(161)	(140)	(301)
Exchange adjustments	—	—	2	—	2
Charge for the period	—	—	(50)	(40)	(90)
Disposals and asset write-offs	—	—	5	12	17
Transfer to assets held for sale	—	—	44	—	44

Amortisation at 31 December 2020	—	—	(160)	(168)	(328)

Impairment at 1 January 2019	—	(240)	(17)	(2)	(259)
Exchange adjustments	—	1	1	(1)	1
Impairment losses	—	(2)	(17)	—	(19)
Reversal of impairment losses	—	—	10	—	10
Transfer to assets held for sale	—	53	5	—	58

Impairment at 31 December 2019	—	(188)	(18)	(3)	(209)
Exchange adjustments	—	1	4	—	5
Impairment losses	—	(10)	(35)	—	(45)
Reversal of impairment losses	—	—	18	—	18
Reclassification	—	39	(39)	—	—
Transfer to assets held for sale	—	—	59	—	59

Impairment at 31 December 2020	—	(158)	(11)	(3)	(172)

Amortisation and impairment at 31 December 2019	—	(188)	(179)	(143)	(510)
Amortisation and impairment at 31 December 2020	—	(158)	(171)	(171)	(500)

Net book value at 31 December 2019	8,171	19,413	225	203	28,012
Net book value at 31 December 2020	8,265	18,154	541	258	27,218

Confidential Treatment Requested by DRVW 2022 Limited

Goodwill

Goodwill mainly arose from the Novartis transaction in 2015 (£2.6 billion) and the Pfizer transaction in 2019 (£5.6 billion).

Goodwill is allocated to the CH Group’s segments as follows:

	2020	2019
	£m	£m
Asia Pacific	2,132	2,015
Europe, Middle East and Africa, and Latin America	2,908	2,919
North America	3,225	3,237

Net book value at 31 December	8,265	8,171

The CH Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the cash generating units are assessed using a fair value less costs of disposal model. Fair value less costs of disposal is calculated using a discounted cash flow approach, with a post-tax discount rate applied to the projected risk-adjusted post-tax cash flows and terminal value.

The discount rate used is based on the CH Group’s post-tax WACC of 6%, as most cash generating units have integrated operations across large parts of the CH Group. The discount rate is adjusted where appropriate for specific segment, country or currency risks. The valuation methodology uses significant inputs which are not based on observable market data, therefore this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow model used in the impairment tests of the Asia Pacific (“APAC”), Europe, Middle East and Africa and Latin America (“EMEA, LATAM”), and North America (“N America”) cash generating units are as follows:

Valuation basis	Fair value less costs of disposal
Key assumptions	Sales growth rates
	Profit margins
	Terminal growth rate
	Discount rate
	Taxation rate
Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information.
	Margins reflect past experience, adjusted for expected changes.
	Terminal growth rates based on management’s estimate of future long-term average growth rates.
	Discount rates based on the CH Group WACC, adjusted where appropriate.
	Taxation rates based on appropriate rates for each region.
Period of specific projected cash flows	Five years
Terminal growth rate		2020	2019
	APAC	4.5% p.a.	4.5% p.a.
	EMEA, LATAM	3.5% p.a.	3.5% p.a.
	N America	2.5% p.a.	2.5% p.a.
Discount rate (post tax)		2020	2019
	APAC	7.1%	6.8%
	EMEA, LATAM	7.9%	7.5%
	N America	6.0%	6.0%

Confidential Treatment Requested by DRVW 2022 Limited

The terminal growth rate does not exceed the long-term projected growth rate for the CH Group, reflects the impact of future competition and takes account of new product launches. Goodwill is monitored for impairment at the segmental level. In each case the valuation indicated sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of goodwill.

Indefinite life brands and other amortised brands

Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired from GlaxoSmithKline legacy entities, Novartis businesses acquired in 2015 and Pfizer businesses acquired in 2019. The indefinite life brands are valued at historical acquisition date. The net book value of the major brands are as follows:

	2020	2019
	£m	£m
Advil	3,349	3,408
Voltaren	2,725	2,725
Centrum	1,824	1,808
Caltrate	1,678	1,648
Otrivin	1,385	1,385
Preparation H	1,139	1,171
Robitussin	1,111	1,138
Nexium	668	682
Fenistil	598	598
ChapStick	512	523
Emergen-C	433	447
Theraflu	433	438
Panadol	396	397
Lamisil	—	291
Sensodyne	270	270
Breathe Right	—	251
Nicotinell	246	246
Excedrin	174	180
Vitasprint	122	135
Biotene	120	123
Physiogel	—	114
Polident	114	114
Corega	102	102
Be-total	89	99
Other brands	666	1,120

	18,154	19,413

During the year ended 31 December 2020, Breathe Right and Physiogel were transferred to Assets Held for Sale and subsequently disposed of. In addition, certain brands including Lamisil, were reclassified from indefinite life brands to amortised brands following a review by the CH Group on the useful life of these brands. As at 31 December 2020, Lamisil had a carrying value of £275 million with a remaining amortisation period of 19 years.

Except as set out above, each of these brands shown in 2020 is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar, stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The CH Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factor which could limit their useful lives. Accordingly, they are not amortised.

Confidential Treatment Requested by DRVW 2022 Limited

Each brand is tested annually for impairment and other amortised intangible assets are tested when indicators of impairment arise. This testing applies a fair value less costs of disposal methodology, generally using post- tax cash flow forecasts with a terminal value calculation and a discount rate equal to the CH Group post-tax WACC of 6% for 2020 and 2019 adjusted where appropriate for country and currency specific risks. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. The main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between -3% and 3% are management’s estimates of future long-term average growth rates of the relevant markets.

The Pfizer brands were fair valued in 2019 and as a result, when affected by short term adverse effects such as lower cold & flu incidence resulting from the COVID-19 social distancing measures, show reduced levels of headroom. The Group has performed a sensitivity analysis based on changes in key assumptions considered to be reasonably possible by management leaving all other assumptions unchanged. Sensitivity analysis for the year ended 31 December 2020 has identified Robitussin as being sensitive to reasonably possible changes in key assumptions. In order for the recoverable amount to be equal to the carrying value, the discount rate would have to be increased by 0.3% or operating margin decreased by 2.7% or the long term growth rate decreased by 0.4%. The directors consider that changes in key assumptions of this magnitude are reasonably possible in the current environment.

Other than as disclosed above, the directors do not consider that any reasonably possible changes in the key assumptions would cause the fair value less cost of sale of the individually significant brands disclosed above to fall below their carrying values.

For 2020, the income statement charge for net impairment losses mainly includes impairments of Zyrtec, capitalised costs for a discontinued oral care project and a discontinued pain relief device, netted off by reversal of impairments in relation to Transderm Scop.

For 2019, the income statement charge for net impairment losses includes impairments of Savlon, Eurax and Abreva, netted off by reversal of impairments in Prevacid.

	Amortisation		Net impairment losses
	2020	2019	2020	2019
	£m	£m	£m	£m
Cost of sales	62	38	11	9
Selling, general and administration	25	24	—	—
Research and development	3	—	16	—

	90	62	27	9

19.	Inventories

	2020	2019
	£m	£m
Raw materials and consumables	231	240
Work in progress	70	147
Finished goods	648	824

	949	1,211

The total cost of inventories recognised as an expense and included in cost of sales amounted to £3,624 million (2019: £3,143 million). This includes inventory write-down of £141 million (2019: £132 million)

Confidential Treatment Requested by DRVW 2022 Limited

The reversals of prior year write-downs of inventories in 2020 is £43 million (2019: £24 million) and principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

Included in the balance as at 31 December 2019 is an uplift of the fair value of the inventory acquired from Pfizer as part of the Pfizer transaction of £91 million. The uplift of the fair value was fully unwound as at 31 December 2020. For the year ended 31 December 2019, the amount of uplift of the fair value unwound was £366 million.

20.	Trade and other receivables

	2020	2019
	£m	£m
Trade receivables, net of expected credit loss allowance	1,348	1,397
Other prepayments and accrued income	61	29
Interest receivable	1	2
Employee loans and advances	2	4
Other third-party receivables	494	592
Other receivables with Pfizer Group companies	2	14
Other receivables with GSK Group companies	492	441

	2,400	2,479

	2020	2019
Expected credit loss allowance	£m	£m
At 1 January	35	19
Exchange adjustments	(1)	(2)
Charge for the year	24	19
Subsequent recoveries of amounts provided for	(5)	—
Utilised	(2)	(1)

At 31 December	51	35

Details of other receivables with Pfizer and GSK Group companies can be found in Note 30, ‘Related party transactions’.

21.	Cash and cash equivalents and liquid investments

	2020	2019
	£m	£m
Cash at bank and in hand	333	339
Liquid investments	1	1

	334	340

Cash and cash equivalents included £53 million (2019: £17 million) not available for general use due to restrictions applying in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation.

Confidential Treatment Requested by DRVW 2022 Limited

22.	Assets and liabilities held for sale

	2020	2019
	£m	£m
Plant, equipment and vehicles	—	23
Other intangibles	62	189
Inventory	6	13
Other liabilities	—	(29)

	68	196

Non-current assets and non-current liabilities are transferred to assets held for sale and liabilities held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell.

Assets held for sale and liabilities held for sale in 2019 primarily reflect the Thermacare disposal group, which was acquired from Pfizer as part of its Consumer Healthcare business but had to be sold by the CH Group in 2020 to meet anti-trust requirements.

Included within assets held for sale are inventory assets which were written down to fair value less costs to sell of £6 million (2019: £13 million). The valuation methodology uses significant inputs which are not based on observable market data; therefore, this valuation is classified as level 3 in the fair value hierarchy.

23.	Trade and other payables

	2020	2019
	£m	£m
Trade payables	1,340	1,201
Customer return and rebate accruals	594	506
Other accruals	459	564
Wages and salaries	259	254
Other payables	—	79
Social security	76	82
VAT payables	42	30
Deferred income	11	7
Other payables with Pfizer Group companies	26	40
Other payables with GSK Group companies	461	657

	3,268	3,420

Customer return and rebate accruals are provided for by the CH Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the CH Group.

Details of payables with Pfizer and GSK Group companies can be found in Note 30, ‘Related party transactions’.

Confidential Treatment Requested by DRVW 2022 Limited

24.	Borrowings

	2020	2019
	£m	£m
Short-term borrowings
Loan and overdrafts	(48)	(24)
Lease liabilities	(34)	(40)

	(82)	(64)

Long-term borrowings
Lease liabilities	(105)	(121)

	(105)	(121)

Total borrowings	(187)	(185)

As at 31 December 2020, the CH Group had a short-term bank loan of £37 million (2019: £13 million). The weighted average interest rate on the short-term bank loan as at 31 December 2020 was 3.7% (2019: 3%).

Lease liabilities

The maturity analysis of lease liabilities recognised on the CH Group balance sheet is as follows:

	2020	2019
	£m	£m
Rental payments due within one year	(34)	(40)
Rental payments due between one and two years	(33)	(45)
Rental payments due between two and three years	(14)	(16)
Rental payments due between three and four years	(12)	(15)
Rental payments due between four and five years	(12)	(10)
Rental payments due after five years	(34)	(35)

	(139)	(161)

25.	Pensions and other post-employment benefits

Defined benefit pension and other post-employment costs

Pension and other post-employment costs	2020	2019
	£m	£m
German pension schemes	3	4
Swiss pension schemes	7	12
Irish pension schemes	4	7
Other overseas pensions schemes	7	4
Unfunded post-retirement healthcare schemes	9	2

	30	29

Analysed as:
Defined benefit schemes	26	26
Defined contribution pensions schemes	4	3

Confidential Treatment Requested by DRVW 2022 Limited

	Net pensions total	Other post retirement obligations total	Total post retirement obligations
	£m	£m	£m
2020
Cost of sales	14	9	23
Research and development	—	—	—
Selling, general and administration	3	—	3

31 December 2020	17	9	26

2019
Cost of sales	13	2	15
Research and development	2	—	2
Selling, general and administration	9	—	9

31 December 2019	24	2	26

GSK Consumer Healthcare Holdings (No.2) Limited entities operate pension arrangements which cover the CH Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes, by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee, or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service.

Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the CH Group’s main plans are undertaken regularly, normally at least every three years.

Actuarial movements in the period are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts.

In addition, GlaxoSmithKline plc affiliates operate pension schemes in which the CH Group’s UK and US employees participate. These schemes include defined benefit arrangements where the assets are held independently of the CH Group’s finances and which are funded partly by contributions from members and partly by contributions from the GlaxoSmithKline plc affiliates at rates advised by independent professionally qualified actuaries.

The management fee from GlaxoSmithKline plc group companies includes an element relating to the pension arrangements for the CH Group’s UK and US employees calculated as if the arrangements were on a defined contribution basis. The underlying assets and liabilities of the schemes cover a number of UK and US undertakings and cannot readily be split between each Group undertaking on a consistent and reliable basis. The cost of such defined contribution arrangements is not included in the £17 million (2019: £24 million) charge analysed above.

Full details of the UK and US pension schemes and employee share schemes can be found in the Annual Report of GlaxoSmithKline plc for the years ended 31 December 2020 and 2019.

Confidential Treatment Requested by DRVW 2022 Limited

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2040 for an individual then at the age of 60 is as follows:

As at 31 December 2020	Germany		Switzerland		Ireland		Rest of World
	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years
Current	25.4	29.2	26.6	28.8	26.6	29.1	26.8	28.2
Projected for 2040	28.4	31.5	28.4	30.4	29.0	31.3	28.4	29.7

As at 31 December 2019	Germany		Switzerland		Ireland		Rest of World
	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years	Male Years	Female Years
Current	25.3	29.1	26.5	28.7	26.5	29.1	27.1	28.8
Projected for 2039	28.3	31.4	28.4	30.4	29.0	31.3	28.8	30.4

The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment.

The Pension Plans are exposed to risk that arises because the estimated market value of the Plans’ assets might decline, the investment returns might reduce, or the estimated value of the Plans’ liabilities might increase.

In line with the agreed mix of return seeking assets to generate future returns and liability matching assets to better match future pension obligations, the CH Group has defined an overall long-term investment strategy for the Plans, with investments across a broad range of assets. The main market risks within the asset and hedging portfolio are against credit risk, interest rates, long-term inflation, equities, property, and bank counterparty risk.

The Plan liabilities are a series of future cash flows with relatively long duration. On an IAS 19 basis, these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve) where an increase in long-term inflation corresponds with an increase in the liabilities, and an increase in the discount rate corresponds with a decrease in the liabilities.

Confidential Treatment Requested by DRVW 2022 Limited

The CH Group has applied the following financial assumptions in assessing the defined benefit liabilities:

	2020	2019
	% pa	% pa
Germany
Rate of increase of future earnings	3.00	3.00
Discount rate	0.50	1.10
Expected pension increases	1.40	1.50
Inflation rate	1.40	1.50

Switzerland
Rate of increase of future earnings	1.80	2.00
Discount rate	0.10	0.10
Expected pension increases	—	—
Inflation rate	1.00	1.00

Ireland
Rate of increase of future earnings	2.00	2.00
Discount rate	0.80	1.30
Expected pension increases	—	—
Inflation rate	1.50	1.60

Rest of World
Rate of increase of future earnings	N/A	N/A
Discount rate	1.45	1.85
Expected pension increases	N/A	N/A
Inflation rate	1.50	1.63

The amounts recorded in the income statement and statement of comprehensive income in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

	Pensions	Other post- employment benefits	Total
	£m	£m	£m
31 December 2020
Amounts charged to operating profit:
Current service cost	24	6	30
Past service cost/(credit)	(7)	—	(7)
Net interest cost	—	3	3

	17	9	26

Re-measurements recorded in the statement of comprehensive income	5	8	13

31 December 2019
Amounts charged to operating profit:
Current service cost	21	2	23
Net interest cost	3	—	3

	24	2	26

Re-measurements recorded in the statement of comprehensive income	5	8	13

Confidential Treatment Requested by DRVW 2022 Limited

The fair values of the assets and liabilities of the German, Swiss and Irish defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the CH Group are as follows:

		Germany	Switzerland	Ireland	Rest of World	Total
31 December 2020		£m	£m	£m	£m	£m
Equities:	-Listed	49	91	80	9	229
Property:	-Unlisted	—	45	—	—	45
Bonds:	-Listed	52	80	167	25	324
Insurance contracts		29	12	—	1	42
Other assets		—	17	—	6	23

Fair value of assets		130	245	247	41	663
Present value of scheme obligations		(262)	(212)	(306)	(65)	(845)

Recognised on the balance sheet		(132)	33	(59)	(24)	(182)

Included in post-employment benefits assets		—	33	8	—	41
Included in post-employment benefits obligations		(132)	—	(67)	(24)	(223)

		(132)	33	(59)	(24)	(182)

Actual return on plan assets		—	15	20	1	36

		Germany	Switzerland	Ireland	Rest of World	Total
31 December 2019		£m	£m	£m	£m	£m
Equities:	-Listed	50	83	70	8	211
Property:	-Unlisted	—	45	—	—	45
Bonds:	-Listed	49	70	141	25	285
Insurance contracts		23	8	—	1	32
Other assets		—	16	—	7	23

Fair value of assets		122	222	211	31	596
Present value of scheme obligations		(239)	(232)	(245)	(58)	(774)

Recognised on the balance sheet		(117)	(10)	(34)	(17)	(178)

Included in post-employment benefits assets		—	—	—	3	3
Included in post-employment benefits obligations		(117)	(10)	(34)	(20)	(181)

		(117)	(10)	(34)	(17)	(178)

Actual return on plan assets		16	44	31	—	91

The defined benefit pension obligation is analysed as follows:

	2020	2019
	£m	£m
Funded	(834)	(709)
Unfunded	(11)	(65)

	(845)	(774)

Confidential Treatment Requested by DRVW 2022 Limited

The movement in the net defined benefit liability is as follows:

	Fair value of assets	Present value of obligation	Net pensions total	Net post retirement obligations
	£m	£m	£m	£m
At 1 January 2019	503	(658)	(155)	(56)
Exchange adjustments	(17)	34	17	(4)
Additions through business combinations	5	(45)	(40)	(50)
Service cost	—	(21)	(21)	(2)
Interest income/(cost)	5	(8)	(3)	—
Re-measurements:
Return on plan assets, excluding amounts included in interest	86	—	86	—
Gain from change in demographic assumptions	—	7	7	—
Gain from change in financial assumptions	—	(88)	(88)	(8)
Experience losses	—	(10)	(10)	—
Employers contributions	30	—	30	3
Scheme participants’ contributions	7	(7)	—	—
Benefits paid	(23)	22	(1)	—

At 31 December 2019	596	(774)	(178)	(117)
Exchange adjustments	33	(44)	(11)	20
Service cost	—	(23)	(23)	(6)
Past service cost	—	7	7	—
Interest income/(cost)	5	(6)	(1)	(3)
Settlements and curtailments	(19)	19	—	—
Re-measurements:
Return on plan assets, excluding amounts include in interest	31	—	31	—
Gain from change in demographic assumptions	—	26	26	—
Gain from change in financial assumptions	—	(59)	(59)	(8)
Experience losses	—	(3)	(3)	—
Employers contributions	28	—	28	1
Scheme participants’ contributions	8	(7)	1	—
Benefits paid	(19)	19	—	—

At 31 December 2020	663	(845)	(182)	(113)

A reconciliation of the net post-employment benefit to the balances recognised on the consolidated and combined balance sheet is as follows:

	2020	2019
	£m	£m
Net Pensions total	(182)	(178)
Net post retirement obligations	(113)	(117)

Net post-employment benefit	(295)	(295)

Post-employment benefit assets recognised on the consolidated and combined balance sheet	41	3
Post-employment benefit obligations recognised on the consolidated and combined balance sheet	(336)	(298)

Net post-employment benefit	(295)	(295)

Confidential Treatment Requested by DRVW 2022 Limited

Employer contributions for 2021 are estimated to be approximately £29 million in respect of defined benefit pension schemes and £1 million in respect of post-retirement medical benefits.

The defined benefit pension and post-retirement obligations analysed by membership category is as follows:

	Pension obligations		Post-retirement obligations
	2020 £m	2019 £m	2020 £m	2019 £m
Active	(462)	(388)	(107)	(117)
Retired	(202)	(195)	(3)	—
Deferred	(181)	(191)	(3)	—

	(845)	(774)	(113)	(117)

Sensitivity analysis

The approximate effect of changes in assumptions used on the benefit obligations and on the 2020 and 2019 annual defined benefit and post-retirement costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan membership.

	2020 £m	2019 £m
A 0.25% decrease in discount rate:
Increase in annual pension cost	0.8	1.2
Decrease in annual post-retirement benefits cost	0.1	0.1
Increase in pension obligation	39.4	37.7
Increase in post-retirement benefits obligation	3.4	3.1

A 0.25% increase in discount rate:
Decrease in annual pension cost	(1.0)	(1.2)
Increase in annual post-retirement benefits cost	(0.1)	(0.1)
Decrease in pension obligation	(37.0)	(34.6)
Decrease in post-retirement benefits obligation	(3.2)	(3.0)

A 0.25% increase in inflation:
Increase in annual pension cost	0.2	0.2
Increase in pension obligation	12.9	12.6

A 0.25% decrease in inflation:
Decrease in annual pension cost	(0.2)	(0.2)
Decrease in pension obligation	(12.7)	(12.3)

A one year increase in life expectancy:
Increase in annual pension cost	1.0	1.1
Increase in annual post-retirement benefits cost	0.2	0.2
Increase in pension obligation	31.9	28.6
Increase in post-retirement benefits obligation	2.4	2.2

The weighted average duration of the defined benefit obligation is as follows:

	2020 years	2019 years
Pension benefits	19	20
Post-retirement benefits	17	16

Confidential Treatment Requested by DRVW 2022 Limited

26.	Other provisions

	Restructuring programmes	Other provisions	Total
	£m	£m	£m
Cost at 1 January 2019	(85)	(38)	(123)
Exchange adjustments	3	3	6
Charge for the period	(92)	(10)	(102)
Reversed unused	22	4	26
Utilised	21	6	27
Additions through business combination	—	(13)	(13)
Other movements	(2)	4	2

As at 31 December 2019	(133)	(44)	(177)
Exchange adjustments	(1)	—	(1)
Charge for the period	(139)	(10)	(149)
Reversed unused	45	4	49
Utilised	100	13	113
Other movements	(4)	1	(3)

As at 31 December 2020	(132)	(36)	(168)

	2020	2019
	£m	£m
To be settled within one year	(103)	(101)
To be settled after one year	(65)	(76)

Total provision	(168)	(177)

Other provisions include employee-related, legal, environmental, and other provisions. Details of restructuring provisions can be found in Note 12, ‘Restructuring costs’

27.	Contingent Liabilities

	2020	2019
	£m	£m
Contingent Liabilities	28	47

At 31 December 2020, contingent liabilities, comprising guarantees and other items arising in the normal course of business, amounted to £28 million (2019: £47 million). Contingent liabilities arise when the CH Group has a present obligation as a result of a past event and comprise guarantees and other items arising in the normal course of business.

Provision is made for the outcome of tax, legal and other disputes where it is both probable that the CH Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.

The CH Group is involved in significant legal and administrative proceedings, principally product liability. The most significant of these matters, other than tax matters, are described below.

Legal proceedings

The CH Group makes provision for these proceedings on a regular basis as summarised in Note 2 ‘Accounting principles and policies’ and Note 26 ‘Other provisions’.

Confidential Treatment Requested by DRVW 2022 Limited

The CH Group may become involved in significant legal proceedings in respect of which it is not possible to determine whether a potential outflow is probable. In these cases, appropriate disclosures about such cases would be included in this note, but no provision would be made for the cases.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the CH Group is unable to make a reliable estimate of the expected financial effect at this stage. The CH Group does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

The CH Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the CH Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the CH Group in the reporting period in which the judgements are incurred or the settlements entered into.

Product liability

The CH Group is currently a defendant in a number of product liability lawsuits related to the CH Group’s Consumer Healthcare products. The CH Group is unable to make a reliable estimate of the expected financial effect at this stage and no material legal provision was made for the years ended 31 December 2020 and 2019.

Zantac® Litigation

GSK Group and the Pfizer Group have been named as a defendant (alongside other manufacturers of ranitidine, as well as retailers and distributors) in excess of 2,000 US personal injury claims involving Zantac®, the bulk of which are pending in a Multidistrict Litigation (“MDL”) in the Southern District of Florida. Class actions alleging economic injury and medical monitoring have also been filed in federal court. In addition to the product liability cases filed in the MDL, cases have been filed in several State Courts, including a consolidated action in California State Court. Outside the USA, there are four class actions pending against the GSK Group and the Pfizer Group in Canada, along with a class action pending against the GSK Group in Israel. The GSK Group has also received notice of a civil investigation opened by the Department of Justice (the “DOJ”) into allegation of False Claims Act violations by the GSK Group related to Zantac®. The New Mexico Attorney General filed a lawsuit against multiple defendants, including the GSK Group and the Pfizer Group, alleging violations of state consumer protection and false advertising statutes, among other claims.

Under the Pfizer SAPA, the CH Group is required to indemnify the GSK Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities”, which may include liabilities related to OTC Zantac®. Whilst Pfizer and GSK have each served the CH Group with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac®, it is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability (if any) that the CH Group may have to the GSK Group and/or the Pfizer Group under the relevant indemnities.

Proton Pump Inhibitor litigation

The CH Group is a defendant in the ongoing proton pump inhibitor (“PPI”) litigation, in which plaintiffs allege that their use of PPIs caused serious bodily injuries, including acute kidney injury, chronic kidney disease and end-stage renal failure. As of June 2021, there are approximately 1,600 Prevacid24HR personal injury lawsuits and approximately 2,500 Nexium24HR cases pending against the CH Group, nearly all of which are pending in a Multidistrict Litigation (“MDL”) proceeding in the District of New Jersey. Manufacturers of other PPIs also are named as co-defendants in the MDL. The CH Group has filed motions to dismiss several hundred cases, but the MDL court has not yet ruled on those motions. In addition to the MDL cases, a small number of cases are pending in state courts. The CH Group is unable to determine whether the outcome will result in a probable outflow.

Confidential Treatment Requested by DRVW 2022 Limited

German Competition Litigation

In 2013, the CH Group and other members of a working group, Körperpflege, Wasch- und Reinigungsmittel (“KWR”), of a German trademark association were fined by the Federal Cartel Office of Germany, as a result of the exchange of certain information during meetings from 2004 to 2006. The information exchanged related primarily to annual terms negotiations with retailers and to the timing and the order of magnitude of list price increases. Following the fine imposed by the Federal Cartel Office in 2013, the CH Group is party to eight active civil proceedings in Germany for damages against the CH Group and other manufacturers of branded drugstore products. The claimants allege that the exchange of information within KWR led to higher purchase prices being paid by the retailers, and therefore the Group and other KWR members are jointly and severally liable for potential damages. The proceedings are taking place in different courts across Germany and are at different stages.

Separate proceedings have been brought against the CH Group and certain other members of KWR by the insolvency administrator of Schlecker (formerly a large drugstore retailer in Germany) and other retailers. Two of these actions have been dismissed in lower courts but are subject to appeal or application for leave to appeal. Two related proceedings have concluded as the claimants withdrew their action. Additionally, the CH Group has intervened as a third party on the defendants’ side in three other separate proceedings. The CH Group is unable to make a reliable estimate of the expected financial effect at this stage.

28.	Share capital, share premium and other reserves

Share capital issued and fully paid

		At 1 January 2019	Issue of share capital	At 31 December 2019	Issue of share capital	Capital Reduction	At 31 December 2020
Ordinary A shares at	Number	—	680,000	680,000	—	—	680,000
£1.00 each	£’000	—	680	680	—	—	680
Ordinary B shares at	Number	—	320,000	320,000	—	—	320,000
£1.00 each	£’000	—	320	320	—	—	320
Non redeemable	Number	—	300,000	300,000	—	—	300,000
Preference shares at	£’000	—	300	300	—	—	300
£1.00 each
C Deferred share at	Number	—	—	—	1	(1)	—
£13,166,038,547.00	£’000	—	—	—	13,166,039	(13,166,039)	—

Share capital	£’000	—	1,300	1,300	13,166,039	(13,166,039)	1,300

Share premium	£’000	20,321	521	20,842	—	(20,842)	—

Ordinary A shares and Ordinary B shares carry equal rights. Share premium was recognised on shares issued by CHHL2 except where CHHL2 has applied to take merger relief under Section 612 of the Companies Act 2006. In such cases the excess of the fair value of the assets and liabilities recognised into the CH Group, over the nominal value of the share issued has been added to the merger reserve as per table disclosed below.

During the year ended 31 December 2019, CHHL2 allotted 680,000 ordinary A shares of £1 each to GlaxoSmithKline Consumer Healthcare Holdings Limited and 320,000 ordinary B shares of £1 each to PF Consumer Healthcare Holdings LLC. All these shares were allotted with £1 million nominal value and £20,842 million share premium.

In addition, CHHL2 also issued 300,000 preference shares of £1 each to GlaxoSmithKline Consumer Healthcare Holdings Limited during the year. The preference shares are non-redeemable with a discretionary right to receive conditional dividends in which 0.01% of the aggregate amount of dividend shall be payable to the holders of the preference shares, therefore the preference shares are classified as equity.

Confidential Treatment Requested by DRVW 2022 Limited

During the year ended 31 December 2020, CHHL2 issued one C Deferred share of £13,166,038,547 to GlaxoSmithKline Consumer Healthcare Holdings Limited. The C Deferred share is non-redeemable and does not carry any voting rights, dividend rights or rights in the event of a return of capital.

Subsequently during 2020, CHHL2 cancelled and extinguished in its entirety the share premium balance of £20,842 million in accordance with section 642 of the Companies Act. CHHL2 also cancelled and extinguished the fully paid up C Deferred share of £13,166 million in the share capital of CHHL2 held by GlaxoSmithKline Consumer Healthcare Holdings Limited. Details of other reserves are included below:

Other reserves	2020 £m	2019 £m
As at 1 January	1,372	(14,841)
Issue of share capital	(13,166)	16,213
Capital reduction	(45)	—
Contribution (non-cash) from parent	187	—

As at 31 December	(11,652)	1,372

Other Reserves include a merger reserve that arises as a result of acquisition of business.

29.	Acquisitions and disposals

2020

Business acquisitions

On 28 September 2020, the CH Group completed the acquisition of legal ownership of approximately 55% equity interests in the legal entity that holds the Hsinchu site in Taiwan from the Pfizer Group in a non-cash transaction, whereby the CH Group has acquired the business as part of the completion of the Pfizer Transaction on 31 July 2019. The CH Group has measured the business at fair value.

Goodwill of £124m, which is not expected to be deductible for tax purpose, has been recognised. The goodwill represents the potential for future synergies arising from combining the acquired businesses with the CH Group’s existing business together with the value of the workforce acquired.

The non-controlling interest for this acquisition recorded in the CH Group, calculated applying the proportionate interests’ method, represents Pfizer Group’s share of the net assets of the CH Group, excluding goodwill.

The majority of the Hsinchu site’s revenue was generated through manufacturing of Consumer Healthcare products for companies within the CH Group and was eliminated on consolidation. Therefore, the external revenue arising from the Hsinchu site since the acquisition on 28 September 2020 was immaterial and would remain immaterial if the business had been acquired at the beginning of the year. The business has been integrated into the CH Group’s existing activities and it is not practicable to identify the impact on the CH Group profit in the period.

Confidential Treatment Requested by DRVW 2022 Limited

The fair value of the assets acquired in business combinations, including goodwill, are set out in the table below.

Taiwan Hsinchu site business £m
Net assets acquired:
Intangible assets	2
Property, plant and equipment	6
Inventory	5
Cash and cash equivalents	20
Other assets	6
Other liabilities	(21)
Non-controlling interests	(14)
Goodwill	124

Total	128

Consideration settled by shares in CHHL2	128
Cash consideration paid	—

Total consideration	128

2020

Business disposals

In 2020, the CH Group made a number of business disposals, resulting in the CH Group receiving net cash consideration of £221 million. The business disposals mainly related to the divestment of EMEA rights of Thermacare, which was acquired from Pfizer as part of its Consumer Healthcare business following the completion of the Pfizer Transaction on 31 July 2019 and was disposed by the CH Group on 30 March 2020 to meet anti-trust requirements.

The gain on the disposals of businesses in the year of £69 million was calculated as follows:

Total
£m
Cash consideration received	221
Net assets sold:
Goodwill	(1)
Intangible assets	(125)
Property, plant and equipment	(12)
Inventory	(5)
Other net assets	(1)

(144)
Transaction costs	(8)

Total gain on disposal	69

2019

Business acquisitions

The Pfizer Transaction was completed on 31 July 2019.

The GSK Group and Pfizer have contributed their respective Consumer Healthcare businesses into the CH Group to form a new Consumer Healthcare Joint Venture in a non-cash transaction, whereby the CH Group has

Confidential Treatment Requested by DRVW 2022 Limited

acquired Pfizer’s Consumer Healthcare business in return for shares in the CH Group. CHHL2 is the parent holding company of the new Joint Venture and the CH Group is being held by the GSK Group with an equity interest of 68% and Pfizer with an equity interest of 32%.

Goodwill of £5.6 billion, which is not expected to be deductible for tax purpose, has been recognised. The goodwill represents the potential for future synergies arising from combining the acquired businesses with the CH Group’s existing business together with the value of the workforce acquired. Total transaction costs for the acquisition amounted to £77 million.

Since the acquisition on 31 July 2019, revenue of £1.2 billion arising from the Pfizer Consumer Healthcare business has been included in CH Group revenue in 2019. If the business had been acquired at the beginning of the year, CH Group revenue in 2019 would have been £1.5 billion higher. The business has been integrated into the CH Group’s existing activities and it is not practical to identify the impact on the CH Group profit in the period.

The fair value of the assets acquired in business combinations, including goodwill, are set out in the table below.

Pfizer Consumer Healthcare business
£m
Net assets acquired:
Intangible assets (indefinite life brands)	12,357
Property, plant and equipment	354
Rights of use assets	39
Inventory	986
Trade and other receivables	546
Other assets including cash and cash equivalents	302
Trade and other payables	(779)
Net deferred tax liabilities	(2,591)
Other liabilities	(99)
Non-controlling interests	(20)
Goodwill	5,658

Total	16,753

Consideration settled by shares in CHHL2	16,753
Cash consideration paid	—

Total consideration	16,753

2019

Business disposals

There were no business disposals during the year ended 31 December 2019.

30.	Related party transactions

The CH Group undertook significant transactions with entities from within the GSK Group during the years ended 31 December 2020 and 31 December 2019 and with entities from within the Pfizer Group for the period from 1 August 2019 to 31 December 2019 and for the year ended 31 December 2020.

Entities from within the GSK Group supplied goods to and purchased goods from the CH Group during the period. The CH Group supplies goods to companies within the GSK Group under Distribution Agreements in those countries where the CH Group does not have its own local operating company. In addition, entities from

Confidential Treatment Requested by DRVW 2022 Limited

within the GSK Group were engaged to provide support function services to the CH Group under Support Services Agreements (“SSA”) including: regulatory and safety services, financial management and reporting, human resources, payroll services, IT support, property management, legal services, contract manufacturing, management of the CH Group’s UK and US pension schemes, and management of the CH Group’s employee share schemes. In addition, the CH Group operates separate agreements with GSK affiliates for the provision of research and development and for toll-manufacturing services. Cash amounts are also held with GSK financing companies. Entities from within the Pfizer Group supplied services and goods to and purchased goods and services from the CH Group via the Transitional Services Agreement during the period. All related party transactions are undertaken at arm’s length in accordance with the CH Group transfer pricing policy.

Where the legal completion of local transfer of assets and liabilities has been delayed, but the CH Group is able to exercise control over the relevant activities, the relevant net assets and profits have been recognised in the results.

Comparative disclosures included related party transactions with entities within the Pfizer Group for the period from 1 August 2019 to 31 December 2019. Following the completion of the Pfizer Transaction on 31 July 2019, transactions between the CH Group and Pfizer Group are deemed related party transactions and are disclosed below for the period from 1 August 2019 onwards.

	Pfizer Companies
	2020	2019
	£m	£m
Sales of goods	17	2
Purchases of goods	(11)	(1)
Services and royalty income	17	6
Services and royalty expense	(121)	(62)
Dividend paid	735	—

Other amounts owing to related parties	(26)	(40)
Other amounts owing from related parties	2	14

	GlaxoSmithKline Companies
	2020	2019
	£m	£m
Sales of goods	397	179
Purchases of goods	(81)	(48)
Services and royalty income	49	80
Services and royalty expense	(384)	(346)
Interest income	12	18
Interest expense	(6)	(9)
Dividend paid	1,636	—

Other amounts owing to related parties	(461)	(657)
Other amounts owing from related parties	483	429
Loan amounts owing to related parties	(300)	(457)
Loan amounts owing from related parties	1,119	1,461

2020: £300 million (2019: £457 million) loan amounts owing to related parties is held with GSK Financing companies as part of the CH Group’s banking arrangements. These balances are unsecured with interest received at LIBOR + 0.25% (2019: LIBOR + 0.25%) and are repayable on demand.

2020: £1,119 million (2019: £1,461 million) loan amounts owing from related parties is held with GSK Financing companies as part of the CH Group’s banking arrangements. These balances are unsecured with interest received at LIBOR – 0.125% (2019: LIBOR – 0.125%) and are repayable on demand.

Confidential Treatment Requested by DRVW 2022 Limited

31.	Adjustments reconciling profit after tax to operating cash flow

	2020	2019
	£m	£m
Profit after tax	1,223	687
Taxation charge	410	199
Net finance costs	7	11
Depreciation of property, plant and equipment and rights of use assets	215	198
Amortisation of intangible assets	90	62
Impairment and assets written off	88	12
Loss/(gain) on sale of intangible assets	(143)	5
Loss on sale of property, plant and equipment	3	6
Gain on sale of business	(69)	—
Fair value adjustment from Pfizer transaction	91	366
Other non-cash movements	100	(6)
Increase in other non-current financial liabilities	—	(9)
(Decrease)/increase in pension and other provisions	(27)	25
Changes in working capital:
Decrease in inventories	130	232
Decrease/(Increase) in trade receivables	18	(57)
Increase/(decrease) in trade payables	140	(256)
Net change in other receivables and payables	(315)	(380)

	738	408

Cash generated from operations	1,961	1,095

32.	Commitments

	2020	2019
	£m	£m
Contracted for but not provided in the financial statements:
Intangible assets	36	48
Property, plant and equipment	90	62
Purchase commitments	745	1,035
Future finance charges on leases	16	20
Investments	53	78

	940	1,243

Purchase commitments mainly include amounts committed for contract manufacturing agreements.

33.	Financial instruments and related disclosures

The CH Group reports in Sterling and paid dividends out of cash in Sterling. During the periods presented, GSK Group’s Treasury function has been employed as a service provider to manage and monitor the CH Group’s external and internal funding requirements and financial risks in support of the CH Group’s strategic objectives. Treasury activities are governed by policies approved by the CH Group Board of Directors.

The CH Group operates on a global basis, through a number of subsidiary companies and the existing sales networks of the GSK Group.

A Treasury meeting, chaired by the GlaxoSmithKline Consumer Healthcare Chief Financial Officer (CFO), takes place on a regular basis to review Treasury activities. Its members receive management information relating to

Confidential Treatment Requested by DRVW 2022 Limited

Treasury activities. The GSK Group’s internal auditors review the Treasury internal control environment regularly as part of their review of the GSK Group’s Treasury function.

The CH Group may use a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise of foreign exchange forward contracts and swaps which are used to swap borrowings and liquid assets into currencies required for group purposes.

Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.

Capital management

During the periods presented, the CH Group managed its capital to ensure that entities in the CH Group were able to operate as going concerns whilst availing themselves of intercompany funding where appropriate. The capital structure of the CH Group consists wholly of shareholders’ equity as well as short-term bank loans (see “consolidated statement of changes in equity” and Note 24 ‘Borrowings’). The Board reviews the CH Group’s dividend policy which is established in accordance with parameters set in the Shareholders Agreement between the GSK Group and the Pfizer Group.

Selling margins are sufficient to cover normal operating costs and operations are cash generative.

Operating cash flow is used to fund investment in research and development of new products. It is also used to make routine outflows of capital expenditure, tax and dividends.

Liquidity risk

The CH Group benefits from strong positive cash flow from its operating units and has substantial cash and cash equivalents, which amounted to £333 million at 31 December 2020 (2019: £339 million).

Market risk

Interest rate risk management

The CH Group has no significant external debt and therefore its interest expense is not exposed to changes in interest rates. The CH Group earns interest income on its cash and therefore benefits from an increase in interest rates. The impact of a decrease in interest rates is limited (see interest rate sensitivity).

Interest rate benchmark reform

‘Interest rate benchmark reform—Amendments to IFRS 9, IAS 39, IFRS 4, IFRS 7 and IFRS 16’ Phase I and Phase II were issued by the IASB in September 2019 and August 2020. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms. Phase II also provides that, for financial instruments measured using amortised cost measurement, changes to the basis for determining the contractual cash flows required by interest rate benchmark reform should be reflected by adjusting their effective interest rate and no immediate gain or loss should be recognised.

At 31 December 2020, the CH Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives that referenced LIBOR and matured after the end of 2021 and all floating rate bonds were due to mature before the end of 2021.

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The CH Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (€STR) respectively.

The CH Group is undertaking an interest rate benchmark transition programme to identify potential exposures within the business and deliver a smooth transition to appropriate alternative benchmark rates.

Foreign exchange risk management

Foreign currency transaction exposures arising on internal and external trade flows are selectively hedged. The CH Group’s objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible and by maintaining intercompany payment terms of 30 days or less. Foreign currency cash flows may be hedged selectively as approved by the CFO. Cash surpluses or borrowing requirements of subsidiary companies are usually managed centrally using foreign exchange forward contracts and swaps to hedge future repayments back into the originating currency.

Derivative financial instruments

Derivative financial instruments are used to mitigate exposure to foreign exchange transactional risks of the CH Group and are classified as a current asset or liability. The fair value of a derivative financial instrument is classified as a non-current asset or liability if the remaining maturity is more than 12 months and as a current asset or liability if the maturity is less than 12 months. All foreign exchange contracts are for periods of 12 months or less. At 31 December 2020, the CH Group held outstanding foreign exchange forward contracts and swaps with a net liability fair value of £19 million (2019: net asset of £10 million), £6 million asset less £25 million liability (2019: £12 million asset less £2 million liability).

The net liability fair value of £19 million (2019: net asset of £10 million) represents hedges of intercompany loans, deposits and receivables but are not designated as accounting hedges. Fair value movements are taken to the income statement in the period to offset the exchange gains and losses on the related intercompany loans, deposits and receivables.

Wholesale and retail credit risk

The CH Group employs the GSK Group as a service provider to monitor credit risk relating to key wholesalers. These activities include a review of their quarterly financial information and Standard & Poor’s credit ratings, development of internal risk ratings, and the establishment and periodic review of credit limits. The results of these reviews are submitted to GlaxoSmithKline Consumer Healthcare’s local management to support the risk management process. No customer accounts for more than 5% of the CH Group’s trade receivables balance.

All new customers are subject to a credit vetting process and existing customers will be subject to a review at least annually. The vetting process and subsequent reviews involve obtaining information including the customer’s status as a government or private sector entity, audited financial statements, credit bureau reports, debt rating agency (e.g. Moody’s, Standard & Poor’s) reports, payment performance history (from trade references, industry credit groups) and bank references.

Historical and forward-looking information is considered to determine the appropriate expected credit loss allowance.

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Credit risk

Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group and arises on cash and cash equivalents and favourable derivative financial instruments held with banks and financial institutions as well as credit exposures to wholesale and retail customers, including outstanding receivables.

The CH Group considers its maximum credit risk to be £3,630 million (2019: £4,100 million) which is the total of the CH Group’s financial assets, excluding Other investments which bear equity risk rather than credit risk. See page F-55 for details on the CH Group’s total financial assets.

The CH Group’s greatest concentration of credit risk at 31 December 2020 is £412 million (2019: £260 million) with GSK LLC (A/A2), £313 million (2019: £nil) with GlaxoSmithKline (China) R&D Company Limited (A/A2), and £138 million (2019: £254m million) with GSK IHC Ltd (A+/A2). As at 31 December 2019, the CH Group was also exposed to concentration risk of £222 million with GSK Finance plc. There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the loss allowance for financial assets at amortised cost since the adoption of IFRS 9.

Treasury-related credit risk

The CH Group has continued to maintain its conservative approach to counterparty risk throughout 2020. The aggregate credit risk in respect of financial instruments that the CH Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s Investors Service (“Moody’s”) and Standard and Poor’s. The table below sets out the credit ratings of counterparties for cash and cash equivalents. The derivatives held by the CH Group are not significant.

2020	AAA/Aaa	AA/Aa	A/A	BBB/Baa	BB+/Ba1 and below or unrated	Total
	£m	£m	£m	£m	£m	£m
Bank balances and deposits	—	—	289	36	8	333
Third party financial derivatives	—	—	6	—	—	6

	—	—	295	36	8	339

2019	AAA/Aaa	AA/Aa	A/A	BBB/Baa	BB+/Ba1 and below or unrated	Total
	£m	£m	£m	£m	£m	£m
Bank balances and deposits	—	27	279	27	6	339
Third party financial derivatives	—	12	—	—	—	12

	—	39	279	27	6	351

The credit ratings in the above tables are as assigned by Moody’s and Standard and Poor’s. Where the opinion of the two rating agencies differs, the lower rating of the two is assigned to the counterparty. Where local rating or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of Standard and Poor’s or Moody’s using published conversion tables.

The cash balances are used by subsidiary entities in funding their working capital requirements. The £8 million (2019: £6 million) of cash categorised as held with unrated or sub-investment grade counterparties (lower than BBB-/Baa3) includes £3 million (2019: £3 million) held with BTV (unrated) in Austria.

Global counterparty limits are assigned to each of GlaxoSmithKline Consumer Healthcare’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. The CH

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Group’s usage of these limits is monitored daily by GSK Group’s Corporate Compliance Officer (“CCO”) who operates independently from GSK Group’s Treasury. Any breach of these limits would be reported to the CFO immediately. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies GSK Group’s Treasury so that changes can be made to investment levels or authority limits as appropriate.

Financial assets and financial liabilities
	2020		2019
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m
Financial assets measured at amortised cost:
Cash and cash equivalents	333	333	339	339
Liquid investments	1	1	1	1
Financial assets at fair value through profit or loss:
Trade and other receivables and certain other non-current assets	2,171	2,171	2,287	2,287
Loan amounts owing from related parties	1,119	1,119	1,461	1,461
Held for trading derivatives that are not in a designated and effective hedging relationship	6	6	12	12

Total financial assets	3,630	3,630	4,100	4,100

Financial liabilities measured at amortised cost:
Short term loans and overdrafts	(48)	(48)	(24)	(24)

Total borrowings excluding lease liabilities	(48)	(48)	(24)	(24)

Trade and other payables, Other provisions and certain other non-current liabilities in scope of IFRS 9	(2,888)	(2,888)	(3,056)	(3,056)
Loan amounts owing to related parties	(300)	(300)	(457)	(457)
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	(25)	(25)	(2)	(2)

Total financial liabilities	(3,261)	(3,261)	(3,539)	(3,539)

Net financial assets and financial liabilities	369	369	561	561

The table above presents the carrying amounts and the fair values of the CH Group’s financial assets and liabilities. The fair values of the financial assets and liabilities are included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents—approximates to the carrying amount

•	Short-term loans and overdrafts—approximates to the carrying amount because of the short maturity of these instruments

•	Forward exchange contracts—based on present value of contractual cash flows using market sourced data (exchange rates)

•	Receivables and payables—approximates to the carrying amount

Trade and other receivables, Other non-current assets, Trade and other payables, Other provisions and Other non-current liabilities are reconciled to the relevant balance sheet amounts in tables below.

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Financial instruments held at fair value

Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

	Level 1	Level 2	Level 3	Total
At 31 December 2020	£m	£m	£m	£m
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	6		6

	—	6	—	6

Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(25)		(25)

	—	(25)	—	(25)

	Level 1	Level 2	Level 3	Total
At 31 December 2019	£m	£m	£m	£m
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	12		12

	—	12	—	12

Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(2)		(2)

	—	(2)	—	(2)

Trade and other receivables and Other non-current assets in scope of IFRS 9

The following table reconciles financial instruments within Trade and other receivables and Other non-current assets which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning. Non-financial instruments include tax receivables and prepayments, which are outside the scope of IFRS 9.

	At 31 December 2020
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other receivables (Note 20)	2,162	238	2,400
Loans amount owing from related parties	1,119	—	1,119
Other non-current assets	9	1	10

	3,290	239	3,529

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	At 31 December 2019
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other receivables (Note 20)	2,278	201	2,479
Loans amount owing from related parties	1,461	—	1,461
Other non-current assets	9	1	10

	3,748	202	3,950

Trade and other payables, Other provisions and Other non-current liabilities in scope of IFRS9

The following table reconciles financial liabilities within Trade and other payables, Other provisions and Other non-current liabilities which fall within the scope of IFRS 9 to the relevant balance sheet amounts. Accrued wages and salaries are included within financial liabilities. Non-financial instruments include payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IFRS 9.

	At 31 December 2020
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other payables (Note 23)	(2,881)	(387)	(3,268)
Loan amounts owing to related parties	(300)	—	(300)
Other provisions (Note 26)	—	(168)	(168)
Other non-current liabilities	(7)	(7)	(14)

	(3,188)	(562)	(3,750)

	At 31 December 2019
	Financial instruments	Non- financial instruments	Total
	£m	£m	£m
Trade and other payables (Note 23)	(3,044)	(376)	(3,420)
Loan amounts owing to related parties	(457)	—	(457)
Other provisions (Note 26)	(3)	(174)	(177)
Other non-current liabilities	(9)	(12)	(21)

	(3,513)	(562)	(4,075)

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet where there is a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. There are also arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be offset in certain circumstances, such as bankruptcy or the termination of a contract.

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The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2020 and 31 December 2019. The column ‘Net amount’ shows the impact on the CH Group’s balance sheet if all offset rights were exercised.

	Gross financial assets / (liabilities)	Gross financial assets / (liabilities) set off	Net financial assets/ (liabilities) per balance sheet	Related amounts not offset	Net amount
At 31 December 2020	£m	£m	£m	£m	£m
Financial assets
Derivative financial assets	6	—	6	(6)	—

Financial liabilities
Derivative financial liabilities	(25)	—	(25)	6	(19)

	Gross financial assets / (liabilities)	Gross financial assets / (liabilities) set off	Net financial assets/ (liabilities) per balance sheet	Related amounts not offset	Net amount
At 31 December 2019	£m	£m	£m	£m	£m
Financial assets
Derivative financial assets	12	—	12	(1)	11

Financial liabilities
Derivative financial liabilities	(2)	—	(2)	1	(1)

Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default of the other party. As there is presently not a legally enforceable right of offset, these amounts have not been offset in the balance sheet but have been presented separately in the tables above.

Sensitivity analysis

The sensitivity analysis has been prepared on the assumption that the amount of net cash (cash and cash equivalents less overdrafts), the ratio of fixed to floating interest rates of the debt and derivatives portfolio and the proportion of financial instruments in foreign currencies are all constant. Financial instruments affected by market risk include borrowings, cash and deposits and derivative financial instruments. The tables below illustrate the estimated impact on the income statement and equity as a result of hypothetical market movements in foreign exchange and interest rates in relation to the CH Group’s financial instruments. The range of variables chosen for the sensitivity analysis reflects management’s view of changes which are reasonably possible over a one-year period.

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Foreign exchange sensitivity

The two major foreign currencies in which the CH Group’s financial instruments are denominated are US Dollars and Euros. The CH Group has considered movements in these currencies over the last three years and has concluded that a 10-cent movement in rates is a reasonable benchmark. Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. Intercompany loans which are fully hedged to maturity with a currency swap have been excluded from this analysis.

	2020	2019
	Increase/ (decrease) in income	Increase/ (decrease) in income
	£m	£m
10 cent appreciation of the US dollar	(14)	(1)
10 cent depreciation of the US dollar	12	1
10 cent appreciation of the Euro dollar	(7)	(5)
10 cent depreciation of the Euro dollar	6	4

Interest rate sensitivity

The CH Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments.

The table below shows the CH Group’s hypothetical sensitivity to changes in interest rates in relation to Sterling, US dollar, Euro and Swiss franc variable rate financial assets and liabilities, including derivatives. If the interest rates applicable to floating rate financial assets and liabilities were to have increased by 1% (100 basis points), and assuming other variables had remained constant, it is estimated that the CH Group’s finance income for 2020 would have increased by approximately £3 million (2019: £13 million increase). A 1% (100 basis points) movement in interest rates is not deemed to have a material effect on equity.

	2020	2019
	(Decrease)/ increase in income	Increase/ (decrease) in income
	£m	£m
1% (100 basis points) increase in Sterling interest rates	(15)	16
1% (100 basis points) increase in US dollar interest rates	14	4
1% (100 basis points) increase in Euro interest rates	4	(6)
1% (100 basis points) increase in Swiss franc interest rates	—	(1)

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Contractual cash flows for non-derivative financial liabilities and derivative instruments

The following table provides an analysis of the anticipated contractual cash flows including interest payable for the CH Group’s non-derivative financial liabilities on an undiscounted basis. Cash flows in foreign currencies are translated using spot rates at 31 December. Cash flows associated with onerous contracts have not been included in this disclosure as the maturity of these cash flows is included in Note 32 ‘Commitments’.

	Debt	Lease liabilities	Trade payables and other liabilities not in net debt	Total
At 31 December 2020	£m	£m	£m	£m
Due in less than one year	48	34	3,181	3,263
Between one and two years	—	33	7	40
Between two and three years	—	14	—	14
Between three and four years	—	12	—	12
Between four and five years	—	12	—	12
After five years	—	34	—	34

Gross contractual cash flows	48	139	3,188	3,375

	Debt	Lease liabilities	Trade payables and other liabilities not in net debt	Total
At 31 December 2019	£m	£m	£m	£m
Due in less than one year	24	40	3,501	3,565
Between one and two years	—	45	9	54
Between two and three years	—	16	—	16
Between three and four years	—	15	—	15
Between four and five years	—	10	—	10
After five years	—	35	—	35

Gross contractual cash flows	24	161	3,510	3,695

The table below provides an analysis of the anticipated contractual cash flows for the CH Group’s derivative instruments, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purposes of this table although, in practice, the CH Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

	Years ended 31 December
	2020		2019
	Receivables	Payables	Receivables	Payables
	£m	£m	£m	£m
Less than one year	2,321	(2,340)	1,668	(1,660)

34.	Employee share schemes

Incentives in the form of shares in the CH Group’s ultimate parent company, GlaxoSmithKline plc, are provided to employees under the following share option and share award schemes. The share-based compensation charge for the above schemes has been recorded in the income statement as administrative expenses of £63 million (2019: £58 million). This expense is incurred in the form of a charge from GlaxoSmithKline Services Unlimited, as calculated under IFRS 2 “Share-Based Payments”.

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Performance Share Plan Awards and Share value plan

The GSK Group operates a Performance Share Plan whereby share awards are granted to senior executives at no cost. The percentage of each award that vests is based upon the performance of the GSK Group and the CH Group over a three-year measurement period. Grants of Performance Share Plan awards normally vest at the end of the three-year vesting and performance period and are available for sale at that time. The GSK Group operates a Share Value Plan whereby share awards are granted to employees at no cost. There are no performance criteria attached. Grants of Share Value Plan Awards normally vest at the end of the three-year vesting period and are available for sale at that time.

35.	Principal CH group companies

The following represent the principal subsidiaries of the CH Group at 31 December 2020. The equity share capital of these entities is wholly owned by the CH Group except where its percentage interest is shown. All companies are incorporated in their principal country of operation except where stated. A full list of CHHL2’s subsidiaries is available in Note 38 which forms part of these financial statements.

England
GlaxoSmithKline Consumer Healthcare (Overseas) Limited
GlaxoSmithKline Consumer Healthcare (UK) Trading Limited
GlaxoSmithKline Consumer Healthcare (UK) IP Limited
GlaxoSmithKline Consumer Healthcare Finance Limited
GlaxoSmithKline Consumer Healthcare Finance No. 2 Limited
GlaxoSmithKline Consumer Trading Services Limited
Consumer Healthcare Holdings Limited
Consumer Healthcare Intermediate Holdings Limited
GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited
PRISM PCH Limited
Europe
Novartis Consumer Health S.A. (Switzerland)
USA
Block Drug Company, Inc.
GlaxoSmithKline Consumer Healthcare Holdings (US) LLC
GlaxoSmithKline Consumer Healthcare, L.P. (88%)
PF Consumer Healthcare 1 LLC
Consumer Healthcare Intermediate Holdings LLC
PRISM PCH LLC
GSK Consumer Healthcare Holdings No. 1 LLC
GSK Consumer Healthcare Holdings No. 2 LLC
GlaxoSmithKline Consumer Healthcare Holdings (US) Inc.
Other
Pfizer Biotech Corporation (55%)
Sino-American Tianjin Smith Kline & French Laboratories Ltd (China) (55%)
Puerto Rico Consumer Branch
Wyeth Pharmaceutical Co. Ltd.

36.	Non-controlling interests

Non-controlling interests comprises interests in entities, of which the CH Group’s non-controlling interests are individually not material.

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37.	Post balance sheet events

The CH Group completed transactions to divest certain Consumer Healthcare brands, all of which were classified as Assets held for sale as at 31 December 2020. The gross proceeds from these divestments were approximately £74 million in total.

An intention to increase the UK corporation tax rate from 19% to 25% (effective 1 April 2023) was announced in the UK Budget on 3 March 2021. Deferred taxes have been measured using appropriate rates substantively enacted at the balance sheet date. The overall effect of the proposed change to the UK corporation tax rate from 19% to 25%, if applied to the deferred tax balance at 31 December 2020, would be an increase in deferred tax liabilities by approximately £33 million.

On 30 March 2021, interim dividends totalling £621 million were declared and paid to the CH Group’s equity shareholders. Out of the total dividends of £621 million, £422 million at £621.18 per share was paid to the Ordinary A shareholder of GlaxoSmithKline Consumer Healthcare Holdings Limited, and £199 million at £612.18 per share was paid to the Ordinary B shareholder of PF Consumer Healthcare Holdings LLC.

On 28 September 2021, interim dividends totalling £49 million were declared to the CH Group’s equity shareholders. Out of the total dividends of £49 million, £33 million at £49.19 per share was paid to the Ordinary A shareholder of GlaxoSmithKline Consumer Healthcare Holdings Limited, and £16 million at £49.19 per share was paid to the Ordinary B shareholder of PF Consumer Healthcare Holdings LLC.

38.	Subsidiaries

The full list of subsidiaries and other significant holdings of CHHL2 as at 31 December 2020 are as follows:

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office
Wholly owned subsidiaries
GlaxoSmithKline Consumer Healthcare SRL	—	100	Ordinary	1-5 Costache Negri Street, Opera Center One, 6th floor (Zone 2), District 5, Bucharest, Romania

GlaxoSmithKline Consumer Healthcare, Produtos para a Saude e Higiene, Lda	—	100	Ordinary Euro Quota 1	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, Alges, 1495-131, Portugal
	—	100	Ordinary Euro Quota 2
	—	100	Ordinary Euro Quota 4
GlaxoSmithKline Healthcare Ukraine O.O.O.	—	100	Ownership interest	Pavla Tychyny avenue, 1-V, Kiev 02152, Ukraine

GlaxoSmithKline Panama S.A.	100	—	Ordinary	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama

GlaxoSmithKline Paraguay S.A.	—	100	Ordinary	Oficial Gilberto Aranda 333, Planta Alta Casi Salvador del Mundo, Asuncion, Paraguay

GSK Consumer Healthcare Holdings (US) Inc.	100	—	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

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Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

Alacer Corp.	—	100	Common	CSC – 2710 Gateway Oaks Drive, Suite 150N, Sacramento, California, 95833-3505, United States

GlaxoSmithKline Consumer Healthcare Holdings (US) LLC	—	100	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Block Drug Company, Inc.	—	100	Common	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States

Block Drug Corporation	—	100	Common	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing, New Jersey, 08628, United States

Stafford-Miller Limited (in liquidation)	—	100	Ordinary	55 Baker Street London W1U 7EU England

GlaxoSmithKline Consumer Healthcare (US) IP LLC	—	100	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Consumer Healthcare L.L.C.	—	100	Limited Liability Company— Interests	Corporation Service Company, 2595 Interstate Drive, Suite 103, Harrisburg, Pennsylvania, 17110, United States

GSK Consumer Health, Inc.	—	100	Common—no par value	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GSK Consumer Healthcare Services, Inc.	—	100	Common Stock	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

PF Consumer Healthcare 1 LLC	—	100	Membership Interest	Corporate Service Company, 251 Little Falls Drive Wilmington DE 19808 USA

Wyeth Consumer Healthcare LLC	—	100	Membership Interest	CT Corporation System, 600 N 2nd St, Suite 401, Harrisburg, Pennsylvania, 17101, United States

Pfizer PFE Colombia S.A.S	100	—	Common	Carrera 7 No.113-43 Piso 4 Colombia

PT GSK Consumer Healthcare Indonesia	—	100	Ordinary	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2, Kuningan, JAKARTA SELATAN, 12940, Indonesia

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Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

Consumer Healthcare Holdings Limited	100	—	Ordinary	980 Great West Road Brentford Middlesex TW8 9GS England

Consumer Healthcare Intermediate Holdings Limited	—	100	Ordinary	980 Great West Road Brentford Middlesex TW8 9GS England

GSK Consumer Healthcare S.A.	—	100	Ordinary	Route de l’Etraz, 1197 Prangins, Switzerland

GSK Consumer Healthcare Schweiz AG	—	100	Ordinary	Suurstoffi 14, Rotkreuz, 6343, Switzerland

PRISM PCH Limited	—	100	Voting Shares Non Voting Shares	980 Great West Road Brentford Middlesex TW8 9GS

Ferrosan S.R.L.	—	100	Registered Capital	178/C Calea Turzii, Cluj- Napoca, Cluj County, Romania

Pfizer Consumer Healthcare GmbH	—	100	Ordinary	Linkstrasse 10, 10785 Berlin, Germany

Pfizer Consumer Manufacturing Italy S.r.l.	—	100	Quota	90, Via Nettunese, 04011, Aprilia (Prov. di Latin), Italy

Ferrosan ApS	—	100	A-Share Capital:	Nykaer 68, Brondby, DK-26 05, Denmark
			B-Share Capital

Ferrosan International ApS	—	100	Ordinary	Nykaer 68, Brondby, DK-26 05, Denmark

GlaxoSmithKline Consumer Healthcare (Ireland) Limited	—	100	Ordinary Euro Redenominated	12 Riverwalk Citywest Business Campus, Dublin, 24, Ireland

GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare (UK) IP Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Finance Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No.2) Unlimited Company	—	100	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

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Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GlaxoSmithKline Consumer Trading Services Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Dungarvan Limited	—	100	Ordinary (Euro)	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GSK Consumer Healthcare Holdings No. 2 LLC	—	100	Unit	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, DE, 19808, United States

GlaxoSmithKline Consumer Healthcare Pte. Ltd	—	100	Ordinary	23 Rochester Park, 139234, Singapore

P.T. Sterling Products Indonesia	—	100	A Shares	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2, Jakarta, 12940, Indonesia
			B Shares

GSK Consumer Healthcare Singapore Pte. Ltd.	—	100	Ordinary	23 Rochester Park, 139234, Singapore

PF Consumer Healthcare Brazil Importadora e Distribuidora de Medicamentos Ltda	—	100	Quota	Barueri, State of Sao Paulo, at Avenida Ceci, No.1900, Block lll, Part 67, Tambore District, Zip Code 06460-120, Brazil

PF Consumer Healthcare Singapore Pte. Ltd	—	100	Ordinary	23 Rochester Park 139234 Singapore

PF Consumer Healthcare UK Limited	—	100	Ordinary	980 Great West Road Brentford Middlesex TW8 9GS

PF Consumer Ireland Company Limited	—	100	Ordinary	9 Riverwalk, National Digital Park, Citywest Business Park, Dublin, 24, Ireland

Pfizer Laboratories PFE (Pty) Ltd.	—	100	Common	Flushing Meadows Building, The Campus, 57 Sloane, Bryanston 2021, South Africa

SmithKline Beecham Research Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Stafford-Miller (Ireland) Limited	—	100	Ordinary	Clocherane, Youghal Road, Dungarvan, Co. Waterford, Ireland

Stiefel Consumer Healthcare (UK) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Stiefel Laboratories (Ireland) Limited	—	100	Ordinary	Finisklin Business Park, County Sligo, Ireland

GlaxoSmithKline Consumer Healthcare Chile SpA	—	100	Joint Stock	Av. Andrés Bello N°2687 25th floor Las Condes Chile

Confidential Treatment Requested by DRVW 2022 Limited

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

Treerly Health Co., Ltd	—	100	Capital Contribution	Unit 01A, Room 3901, No 16. East Zhujiang Road, Tianhe District, Guangzhou City, the PRC, China

GSK Consumer Healthcare Export Limited	—	100	Ordinary	980 Great West Road Brentford Middlesex TW8 9GS England

Wyeth Pharmaceutical Co. Ltd	—	100	Registered Capital	4 Baodai West Road, Suzhou, Jiangsu Province, 215128, China

GlaxoSmithKline Consumer Healthcare (UK) Trading Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare S.A.	—	100	Ordinary	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium

GlaxoSmithKline Consumer Healthcare (Thailand) Limited	—	100	Ordinary	13th Floor, Unit 13.05 and 13.06 Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand

GlaxoSmithKline Consumer Healthcare (Overseas) Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Levice s.r.o.	—	100	Ordinary	Priemyselny Park Gena, Ul. E. Sachsa 4-6, 934 01, Levice, Slovakia

Duncan Consumer Healthcare Philippines Inc	—	100	Common	23rd Flr The Finance Centre 26th Street Corner 9th Avenue Bonifacio Global City Taguig City 1634 Philippines

Ex-Lax, Inc.	—	100	Common	The Prentice Hall Corporation System, Puerto Rico, Inc., c/o Fast Solutions, LLC, Citi Tower, 252 Ponce de Leon Avenue, Floor 20, San Juan, 00918, Puerto Rico

GlaxoSmithKline Brasil Produtos para Consumo e Saude Ltda	—	100	Quotas	Av des Americas 3500, 4th Floor, Rooms 407- 420, Riode Janeiro-RJ, 22621-000, Brazil

GlaxoSmithKline Consumer Healthcare (China) Co. Ltd	—	100	Ordinary	Floor 8, 168 Xizangzhong Road, Huangpu District, Shanghai, China

GlaxoSmithKline Consumer Healthcare (Hong Kong) Limited	—	100	Ordinary	23/F., Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon , Hong Kong

Confidential Treatment Requested by DRVW 2022 Limited

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GlaxoSmithKline Consumer Healthcare A/S	—	100	Ordinary	Nykaer 68, Brondby, DK-2605, Denmark

GlaxoSmithKline Consumer Healthcare AB	—	100	Ordinary	Nykaer 68, DK-2605, Brondby, Denmark

GlaxoSmithKline Consumer Healthcare Australia Pty ltd	—	100	Ordinary	82 Hughes Avenue, Ermington, NSW, 2115, Australia

GlaxoSmithKline Consumer Healthcare B.V.	—	100	Ordinary	Van Asch van Wijckstraat 55G Amersfoot 3811 LP, Netherlands

GlaxoSmithKline Consumer Healthcare Colombia SAS	—	100	Ordinary	Carrera 7 No. 113 - 43 Piso 4, Colombia

GlaxoSmithKline Consumer Healthcare Czech Republic s.r.o.	—	100	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic

GlaxoSmithKline Consumer Healthcare Finance No.2 Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Finland Oy	—	100	Ordinary	Piispansilta 9A, Fin-02230, Espoo, Finland

GlaxoSmithKline Consumer Healthcare GmbH	—	100	Ordinary	Wagenseilgasse 3, Euro Plaza, Gebaude I, 4. Stock, Vienna, A-1120, Austria

GlaxoSmithKline Consumer Healthcare HellasSingle Member Societe Anonyme	—	100	Ordinary	274 Kifissias Avenue Halandri, Athens, 152 32, Greece

GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No 3) Limited	—	100	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Consumer Healthcare Japan K.K.	—	100	Ordinary	1-8-1 Asasaka Minato-ku, Tokyo, Japan

GlaxoSmithKline Consumer Healthcare Korea Co., Ltd.	—	100	Ordinary	9F LS Yongsan Tower, 92, Hangang-daero, Yongsan-gu, Seoul, 140-702, Republic of Korea

GlaxoSmithKline Consumer Healthcare Mexico, S. De R.L. de C.V.	—	100	Ordinary	Calzada Mexico-Xochimilco 4900, Colonia San Lorenzo Huipulco, Delegacion Tlalpan, Mexico, D.F. 14370, Mexico

GlaxoSmithKline Consumer Healthcare New Zealand ULC	—	100	Ordinary	Level 11, Zurich House, 21 Queen Street, Auckland, 1010, New Zealand

Confidential Treatment Requested by DRVW 2022 Limited

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

GlaxoSmithKline Consumer Healthcare Norway AS	—	100	Ordinary	Drammensveien 288, Lysaker, 1326 Norway

GlaxoSmithKline Consumer Healthcare Philippines Inc	—	100	Common	23rd Flr The Finance Centre 26th Street Corner 9th Avenue Bonifacio Global City Taguig City 1634 Philippines

GlaxoSmithKline Consumer Healthcare S.A.	—	100	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, Madrid, 28760, Spain

GlaxoSmithKline Consumer Healthcare Sdn. Bhd.	—	100	Ordinary	Lot 89, Jalan Enggang, Ampang/Ulu Kelang Industrial Estate, Selangor, 54200, Malaysia

GlaxoSmithKline Consumer Healthcare Slovakia s. r. o.	—	100	Ownership interest	Galvaniho 7/A, Bratislava, 821 04, Slovakia

GlaxoSmithKline Consumer Healthcare South Africa (Pty) Ltd	—	100	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

GlaxoSmithKline Consumer Healthcare Sp.z.o.o.	—	100	Ordinary	Ul. Grunwaldzka 189, Poznan, 60-322, Poland

GlaxoSmithKline Consumer Healthcare Sri Lanka Holdings Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare S.r.l	—	100	Ordinary	Via Zambeletti snc Baranzate 20021 Milan Italy

GlaxoSmithKline Consumer Healthcare Vietnam Company Limited	—	100	Charter Capital	Floor 16, Metropolitan, 235 Dong Khoi, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam

GlaxoSmithKline Consumer Private Limited	—	100	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India

GlaxoSmithKline Costa Rica S.A.	—	100	Ordinary	San Jose 300 Este de la Rotonda Betania, Carretera a Sabanilla, Costa Rica

GlaxoSmithKline Healthcare AO	—	100	Ordinary	Premises III, Room 9, floor 6, Presnenskaya nab. 10, Moscow, 123112, Russian Federation

GlaxoSmithKline Healthcare GmbH	—	100	Ordinary	Barthstr. 4, Munchen, 80339, Germany

GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	—	100	Partnership	Barthstr. 4, Munchen, 80339, Germany
			Capital

Panadol GmbH	—	100	Ordinary	Barthstr. 4, Munchen, 80339, Germany

Confidential Treatment Requested by DRVW 2022 Limited

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

Kuhs GmbH	—	100	Ordinary	Barthstr. 4, Munchen, 80339, Germany

GlaxoSmithKline Limited	—	100	Ordinary	Likoni Road, PO Box 78392,
				Nairobi, Kenya

GlaxoSmithKline Sante Grand Public SAS	—	100	Ordinary	23 rue Francois Jacob, 92500, Rueil-Malmaison, France

GlaxoSmithKline Technology (Taizhou) Co., Ltd	—	100	Ordinary	Room 708 in Building D, Phase II of New Drug Innovation Base, Taizhou, 225300, Jaingsu, Province, China

GlaxoSmithKline Tuketici Sagligi Anonim Sirketi	—	100	Nominative	Buyukdere Caddesi No. 173, 1.Levent Plaza B Blok 1.Levent, Istanbul, 34394, Turkey

GlaxoSmithKline-Consumer Hungary Limited Liability Company	—	100	Membership	H-1124, Csorsz utca 43, Budapest, Hungary

GSK Canada Holding Company Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

PF Consumer Healthcare Canada ULC/ PF Soins De Sante SRI	—	100	Common	595 Burrad Street, Three Bentall Centre, P.O Box 49314, Suite 2600, Vancouver, British Columbia Canada V7X 1L3

GSK CH Kazakhstan LLP	—	100	Charter Capital	32 A Manasa Str., Bostandyk District, Almaty, 050008, Kazakhstan

GSK Consumer Healthcare Israel Ltd	—	100	Ordinary	25 Basel Street, Petech Tikva 49510, Israel

GSK New Zealand Holding Company Limited	—	100	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Iodosan S.p.A.	—	100	Ordinary	Via Zambeletti snc,Baranzate, Milan, 20021, Italy

PF Consumer Healthcare B.V.	—	A - 100	Class A:	Van Asch Van Wjckstaat 55G, 3811 LP Amersfoort, Netherlands
		B - 100	Class B

PF Consumer Healthcare Holding B.V.	—	100	Ordinary	Van Asch Van Wjckstaat 55G, 3811 LP Amersfoort, Netherlands

Confidential Treatment Requested by DRVW 2022 Limited

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

Pfizer Consumer Healthcare AB Wyeth Pharmaceuticals Company	—	100	Ordinary	Vetenskapsvagen 10, SE-191 90, Sollentuna, Sweden State Road No. 3 Kilometer 142.1, Guayama, 00784, Puerto Rico
	—	100	Partnership shares

Smith Kline Beecham S.A.	—	100	Ordinary	Ctra de Ajalvir Km 2.500, Alcala de Henares, Madrid, 28806, Spain

Sterling Drug (Malaya) Sdn Berhad	—	100	Ordinary	Lot 89, Jalan Enggang, Ampang/Ulu Kelang Industrial Estate, Selangor, 54200, Malaysia

GlaxoSmithKline Consumer Healthcare Saudi Limited	—	100	Ordinary	603 Salamah Tower, 6th Floor, Madinah Road, Al-Salamah District, Jeddah, 21425, Saudi Arabia

Vog AU PTY Ltd	—	100	Ordinary,	82 Hughes Avenue, Ermington, NSW, 2115, Australia
			Redeemable
			Preference

NCH—Nutrition Consumer Health Ltd	—	100	Ordinary	14 Hamephalsim St, Petach Tikva, Israel

PT BINA Dentalindo	—	100	Ordinary	Gedung Graha Ganesha Lantai 3, JI Raya Bekasi Km 17, No5, Jakarta Timur, 13930, Indonesia

Sterling products international, incorporated	—	100	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Consumer Healthcare ULC / GlaxoSmithKline Soins De Sante Aux Consommateurs SRI	—	100	A Class	595 Burrard Street Suite 2600 Three Bentall Centre P.O. Box 49314 Vancouver BC V7X 1L3 Canada
			Preference
			Common

PF Consumer Healthcare Poland sp. z.o.o	—	100	Ordinary	Rzymowskiego 53 street 02-697 Warsaw Poland

PF Consumer Taiwan LLC	100	—	Common interests	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington DE 19801 United States

Subsidiaries where the effective interest is less than 100%

Glaxo Wellcome Ceylon Limited	—	Ordinary: 99.9995 Ordinary B: 100	Ordinary Ordinary B	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka

Confidential Treatment Requested by DRVW 2022 Limited

Company	Direct shares held (%)	Indirect shares held (%)	Security	Address of the registered office

SmithKline Beecham (Private) Limited	—	99.6462	Ordinary	World Trade Center, Level 34, West Tower, Echelon Square, Colombo 1, Sri Lanka

GlaxoSmithKline Consumer Healthcare, L.P.	—	88	Partnership Capital -General Partner/ Limited Partner	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

Beecham Enterprises Inc.	—	88	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States

GlaxoSmithKline Consumer Healthcare Pakistan Limited	—	85.79	Ordinary	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan

GSK-Gebro Consumer Healthcare GmbH	—	60	Ordinary	Bahnhofbichl 13, 6391 Fieberbrunn, KitzbUhel, Austria

Sino-American Tianjin Smith Kline & French Laboratories Ltd	—	55	Ordinary	Cheng Lin Zhuang Industrial Zone, Dong Li District, Tianjin, 300163, China

Pfizer Biotech Corporation	54.98	—	Ordinary	24F, No.66, Sec 1, Zhong Xiao W. Rd, Taipei 100, Taiwan

Other significant shareholdings

Duncan Pharmaceuticals Philippines Inc	—	23.27	Common	23rd Flr The Finance Centre 26th Street Corner 9th Avenue Bonifacio Global City Taguig City 1634 Philippines

GlaxoSmithKline Philippines Inc	—	23.27	Ordinary	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines

GlaxoSmithKline Landholding Company Inc	—	9.29	Common	23rd Floor, The Finance Centre 26th Street Corner 9th Avenue Bonifacio Global City Taguig City 1634 Philippines